Form 20-F
period 2025-12-31
Costamare Bulkers Holdings Ltd
filed 2026-03-30
CIK 2033535

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED December 31, 2025

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-42581

COSTAMARE BULKERS HOLDINGS LIMITED
(Exact name of Registrant as specified in its charter)

NOT APPLICABLE
(Translation of Registrant’s name into English)

Republic of the Marshall Islands
(Jurisdiction of incorporation or organization)

7 rue du Gabian
MC 98000 Monaco
(Address of principal executive offices)

Anastassios Gabrielides, General Counsel and Secretary
7 rue du Gabian
MC 98000 Monaco
Telephone: +377 92 00 1745 E-mail address: generalcounsel@costamarebulkers.com
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Common Stock, $0.0001 par value per share	CMDB	New York Stock Exchange
Preferred stock purchase rights		New York Stock Exchange

SECURITIES REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:

None

SECURITIES FOR WHICH THERE IS A REPORTING OBLIGATION PURSUANT TO SECTION 15(d) OF THE ACT:

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

24,180,472 shares of Common Stock
235 shares of Series B Preferred Stock, $0.0001 par value per share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer”, “accelerated filer”, and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☐	Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☒

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing.

U.S. GAAP ☒ International Financial Reporting Standards as issued by the International Accounting Standards Board ☐ Other  ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17  ☐ Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

i

ABOUT THIS REPORT

In this annual report, unless otherwise indicated:

•
“we”, “us”, “our”, the “Company” and “Costamare Bulkers” or similar terms are used for convenience to refer to Costamare Bulkers Holdings Limited, or any one or more of its subsidiaries or their predecessors, or to such entities collectively;

•	“owned fleet”, “owned dry bulk fleet”, “owned vessels” and “owned dry bulk vessels” are used to refer to the dry bulk vessels that we or our subsidiaries own;

•	“affiliated managers” refers to Costamare Shipping Company S.A. and Costamare Shipping Services Ltd.

•	“CBI” refers to our wholly-owned subsidiary, Costamare Bulkers Inc.;

•	“CBI business” is used to refer to our dry bulk operating platform under CBI;

•	“CBI fleet” is used to refer to the dry bulk vessels that are chartered-in by CBI;

•	“Costamare” or “Costamare Inc.” refers to our former parent company, Costamare Inc. (NYSE: CMRE), a company organized under the laws of the Republic of the Marshall Islands;

•	“dry bulk business” refers to both the owned dry bulk fleet and the CBI business;

•
the “Spin-Off” refers to the spin-off of Costamare’s dry bulk fleet and the CBI business into a standalone company, Costamare Bulkers, by way of a pro rata distribution of our common shares to Costamare’s shareholders; and

•	all data regarding our fleet and the terms of our charters is as of March 16, 2026.

We use the term deadweight ton (“dwt”) in describing the size of vessels. Dwt, expressed in metric tons, each of which is equivalent to 1,000 kilograms, refers to the maximum weight of cargo and supplies that a vessel can carry.

We publish the Costamare Bulkers consolidated financial statements and the predecessor combined carve-out financial statements expressed in U.S. dollars. The Costamare Bulkers consolidated financial statements and the predecessor combined carve-out financial statements responsive to Item 18 of this annual report are prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”).

FORWARD-LOOKING STATEMENTS

All statements in this annual report (and in the documents incorporated by reference herein) that are not statements of historical fact are “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. The disclosure and analysis set forth in this annual report includes assumptions, expectations, projections, intentions and beliefs about future events in a number of places, particularly in relation to our operations, cash flows, financial position, plans, strategies, business prospects, changes and trends in our business and the markets in which we operate. These statements are intended as “forward-looking statements”. In some cases, predictive, future-tense or forward-looking words such as “believe”, “intend”, “anticipate”, “estimate”, “project”, “forecast”, “plan”, “potential”, “may”, “should”, “could” and “expect” and similar expressions are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements. In addition, we and our representatives may from time to time make other oral or written statements which are forward-looking statements, including in our periodic reports that we file with the United States Securities and Exchange Commission (“SEC”), other information sent to our security holders, and other written materials. We caution that these and other forward-looking statements included in this annual report (and in the documents incorporated by reference herein) represent our estimates and assumptions as of the date of this annual report (and in the documents incorporated by reference herein) or the date on which such oral or written statements are made, as applicable, about factors that are beyond our ability to control or predict, and are not intended to give any assurance as to future results.

Factors that might cause future results to differ include, but are not limited to, the following:

•
general market conditions and dry bulk shipping industry trends, including fluctuations in charter rates, vessel values and the future supply of, and demand for, ocean-going dry bulk shipping services;

•	our continued ability to find employment for our vessels;

•	our future financial condition and liquidity, including our ability to make required payments under our credit facilities, and comply with our loan covenants;

•	our ability to finance our capital expenditures, acquisitions and other corporate activities;

•
risks related to the CBI business, including the fact that the chartering-in and chartering-out of dry bulk vessels is inherently more volatile than traditional vessel ownership and risks associated with derivative instruments such as forward freight agreements and bunker hedging;

•	the effects of a possible worldwide economic slowdown;

•	disruption of world trade due to rising protectionism or the breakdown of multilateral trade agreements;

•	environmental and regulatory conditions, including changes in laws and regulations or actions taken by regulatory authorities;

•	business disruptions and economic uncertainty resulting from epidemics or pandemics;

•	business disruptions due to natural disasters or other disasters outside our control;

•	fluctuations in interest rates and currencies, including the value of the U.S. dollar relative to other currencies;

•	technological advancements in the design, construction and operations of dry bulk vessels and opportunities for the profitable operations of dry bulk vessels;

•	the financial health of our customers, our lenders and other counterparties, and their ability to perform their obligations;

•	potential disruption of shipping routes due to accidents, political events, sanctions, piracy or acts by terrorists and armed conflicts;

•
future, pending or recent acquisitions of vessels or other assets, operations of the CBI business, areas of possible expansion and expected capital spending or operating expenses; expectations relating to dividend payments and our ability to make such payments;

•
the availability of existing secondhand vessels or newbuild vessels to purchase, the time that it may take to construct and take delivery of new vessels, and our expectations about the useful lives of our vessels;

•	the availability of key employees and crew, the length and number of off-hire days, dry-docking requirements and fuel and insurance costs;

•	our anticipated general and administrative expenses, including our fees and expenses payable under our management, services and agency agreements, as may be amended from time to time;

•	our ability to leverage to our advantage our managers’ relationships and reputation within the international shipping industry;

•
expected cost of, and our ability to comply with, governmental regulations and maritime self-regulatory organization standards, as well as requirements imposed by classification societies and standards demanded by our charterers;

•	any malfunction or disruption of information technology systems and networks that our operations rely on or any impact of a possible cybersecurity breach;

•	risks inherent in vessel operation, including perils of the sea, terrorism, piracy and discharge of pollutants;

•	potential liability from litigation;

•	our business strategy and other plans and objectives for future operations; and

•	other factors discussed in “Item 3. Key Information—D. Risk Factors” of this annual report.

We undertake no obligation to update or revise any forward-looking statements contained in this annual report, whether as a result of new information, future events, a change in our views or expectations or otherwise. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	Reserved.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Risk Factor Summary

Industry Risks

•	Our profitability will be dependent on the level of charter and freight rates in the international dry bulk shipping industry, which are based on macroeconomic factors outside of our control;

•	We are dependent primarily on short-term time charters, voyage charters and index-linked charters, which are exposed to volatility in the spot market;

•	We may have difficulty securing profitable employment for our vessels if their charters expire in a depressed market;

•
An oversupply of dry bulk vessel capacity may reduce charter rates and profitability and may require us to raise additional capital in order to remain compliant with our loan covenants and affect our ability to pay dividends;

•	The operation of dry bulk vessels entails certain unique operational risks, which could affect our business, financial condition, results of operations and ability to pay dividends; and

•
Downside risks to the world economy, ongoing conflicts, renewed terrorist activity, the outbreak of a pandemic crisis, international hostilities, the refugee crisis and protectionist policies which could affect advanced economies, could have a material adverse effect on our business, financial condition and results of operations.

Risks Inherent in Our Business

•	We are dependent on our charterers and other counterparties fulfilling their obligations under agreements with us;

•	Our managers may be unable to attract and retain qualified, skilled crews on our behalf necessary to operate our owned vessels or may pay rising crew wages and other vessel operating costs;

•	Fuel, or bunker, price fluctuations may have an adverse effect on our cash flows, liquidity and our ability to pay dividends to our shareholders;

•	We must make substantial capital expenditures to maintain the operating capacity of our owned fleet, which may reduce or eliminate the amount of cash available for distribution to our shareholders;

•	We may have difficulty properly managing our growth through acquisitions of new or secondhand vessels and we may not realize expected benefits from these acquisitions;

•	Our limited operating history may make it difficult to assess our business or future viability;

•	The increased volatility of our dry bulk operating platform may have a material adverse effect on our earnings and cash flow;

•
The derivative contracts we have entered into to establish market positions and hedge our exposure to fluctuations in interest rates, foreign currencies, bunker prices, carbon emission allowances prices and freight rates can result in reductions in our shareholders’ equity, our cash position and our income;

•	We are subject to regulation and liability under environmental and operational safety laws that could require significant expenditures and affect our cash flows and net income;

•	Our business depends upon certain members of our senior management who may not necessarily continue to work for us;

•
Our chief executive officer has an affiliation with one of our agencies and our largest shareholder has affiliations with our affiliated managers, three of our agencies and others that could create conflicts of interest between us and our affiliated managers, our agencies or other entities in which they have an interest;

•	Costamare Inc. may compete in the international dry bulk shipping industry, and we may compete in the international containership shipping industry; and

•	Our affiliated managers and agencies are privately held companies and there is little or no publicly available information about them.

Risks Relating to Our Securities

•	The market price of our common shares may be volatile and future sales of our common shares could cause the market price of our common shares to decline;

•
Members of the Konstantakopoulos family are our principal existing shareholders and will control the outcome of matters on which our shareholders are entitled to vote; their interests may be different from yours; and

•
Anti-takeover provisions in our organizational documents could make it difficult for our shareholders to replace or remove our current board of directors or could have the effect of discouraging, delaying or preventing a merger or acquisition, which could adversely affect the market price of the shares of our common stock.

Industry Risk Factors

Our profitability will be dependent on the level of charter and freight rates in the international dry bulk shipping industry which are based on macroeconomic factors outside of our control. The cyclical nature of the shipping industry may lead to volatile changes in charter rates, which may reduce our revenues and negatively affect our results of operations.

We are an independent shipping company that operates in the international dry bulk shipping industry. The international dry bulk shipping industry is both cyclical and volatile in terms of charter rates, freight rates and profitability. Our profitability is dependent upon the charter rates that we are able to charge for our owned and chartered-in ships and on the respective level of rates we have to pay for the ships we charter-in through CBI. Fluctuations in charter rates result from changes in the supply of and demand for vessel capacity and changes in the supply of and demand for the major commodities carried by water internationally. We are exposed to changes in charter rates in the dry bulk market through both traditional vessel ownership as well as our dry bulk operating platform.

Since the factors affecting the supply of and demand for dry bulk vessels are outside of our control and are unpredictable, the nature, timing, direction and degree of changes in industry conditions are also unpredictable. The Company may be positioned in the opposite direction prior to an increase or decline of market rates in which case our profitability and cash flows would be adversely affected and the value of our owned fleet could decrease.

The demand for dry bulk vessels has generally been influenced by, among other factors:

•	supply of and demand for energy resources and commodities;

•	changes in the exploration or production of energy resources and commodities;

•	the location of regional and global exploration, production and manufacturing facilities;

•	the location of consuming regions for energy resources and commodities;

•	the globalization of production and manufacturing;

•	global and regional economic and political conditions, including armed conflicts, terrorist activities, sanctions, embargoes, strikes, tariffs and “trade wars”;

•	economic slowdowns caused by public health events such as the coronavirus (“COVID-19”) pandemic or another epidemic;

•	natural disasters, developments and other disruptions in international trade;

•	changes in seaborne and other transportation patterns, including the distance cargo products are transported by sea, competition with other modes of cargo transportation and trade patterns;

•	environmental and other regulatory developments;

•	currency exchange rates; and

•	weather.

Factors that influence the supply of dry bulk vessel capacity include:

•	the availability of financing;

•	the price of steel and other raw materials;

•	the number of newbuilding orders and deliveries, including slippage in deliveries;

•	the cost of newbuildings and the time it takes to construct a newbuild;

•	the number of shipyards and ability of shipyards to deliver vessels;

•	port and canal congestion;

•	scrap prices and the time it takes to scrap a vessel;

•	speed of vessel operation;

•	costs of bunkers and other operating costs;

•	vessel casualties;

•	the efficiency and age profile of the existing dry bulk fleet in the market;

•	the number of vessels that are out of service, namely those that are laid-up, dry-docked, awaiting repairs or otherwise not available for hire;

•	the economics of slow steaming;

•	government and industry regulation of maritime transportation practices, particularly environmental protection laws and regulations; and

•	sanctions (in particular, sanctions on Iran, Russia and Venezuela, amongst others).

These factors influencing the supply of and demand for shipping capacity are outside of our control, and we may not be able to correctly assess the nature, timing and degree of changes in industry conditions.

Conditions in the international dry bulk shipping market can be volatile and cyclical, with significant variances over the last decade that are increasingly tied to geopolitics. During 2022, mainly due to the conflict between Russia and Ukraine, the COVID-19 lockdown policies in China and the emergence of inflationary pressures, demand for seaborne dry bulk trade softened and time charter rates for Capesize, Panamax, Supramax and Handysize vessels (as measured by the BCI, BPI-82, BSI-58 and BHSI-38 Indexes, respectively) dropped on average by 50% compared to 2021 levels. During 2023, the full removal of COVID-19 lockdown policies in China, the increased demand for thermal coal and the reduction of transit flows in the Panama Canal, among other factors resulted in an increase of 57% in time charter rates for the aforementioned categories. During the first quarter of 2024, the Baltic Dry Index (“BDI”) dropped by 13%; however, by the end of the second quarter of 2024, nearly all its losses had been reversed. In addition to the increased demand for dry bulk commodities, the improvement during the second quarter was due to the Red Sea crisis continuing longer than expected, causing diversions in shipping routes. During 2024, and especially in the second half of the year, time charter rates for dry bulk vessels exhibited a significant decline resulting in a decrease of 52% for the year. During 2025, the market rebounded, leading to an 88% increase in BDI for the year, primarily driven by firmer dry bulk demand in the second half of the year coupled with supply-side constraints, including vessel rerouting due to the Red Sea disruption. Weak or volatile conditions in the dry bulk shipping sector may affect our ability to generate cash flows and maintain liquidity, as well as adversely affect our ability to obtain financing.

We are dependent primarily on short-term time charters, voyage charters and index-linked charters, all of which are exposed to volatility in the spot market, which may result in volatile and decreased revenues or profitability.

As of March 16, 2026, our owned vessels are primarily under short-term time charters and index-linked charters and the vessels in the CBI fleet are primarily under voyage charters or index-linked charters. Dependence on short-term time charters or voyage charters increases our exposure to the spot market due to their short durations, and index-linked charters increase our exposure to the spot market as the rate of earnings is reset every 15 days. The spot market is highly competitive and rates within this market are subject to volatile fluctuations. We also may not be able to predict whether future spot rates will be sufficient to enable our vessels to be operated profitably. Therefore, if we continue to charter our vessels on short-term time charters, voyage charters and index-linked charters, our charter rates will be subject to the volatility of the spot market. The Company may be positioned in the opposite direction prior to an increase or decline of market rates in which case our profitability and cash flows would be adversely affected. In particular and with respect to the CBI business, in case the revenue we receive from spot market rates is lower than the respective expenses related to the charter, our profitability and cash flows would be adversely affected.

We may have difficulty securing profitable employment for our vessels when their charters expire in a depressed market.

Our ability to employ our vessels and the charter rates payable when we employ our vessels will depend upon, among other things, the prevailing state of the dry bulk charter market. If the charter market is depressed when our vessels’ charters expire or when we are otherwise seeking new charters, we may be forced to charter our vessels at reduced or even unprofitable rates, or we may not be able to charter them at all and/or we may be forced to scrap our owned vessels, which may reduce or eliminate our earnings or make our earnings volatile. Although we do not receive any revenues from our owned vessels while not employed, we are required to pay expenses necessary to man and maintain these vessels in proper operating condition, insure them and service any indebtedness on or secured by such owned vessels. Likewise, when our chartered-in vessels are not employed, we are still required to pay the vessels’ charter hire to the respective owner. In addition, for voyage charters, we are responsible for the cost of bunkers and other expenses for the repositioning of the vessel and the relevant voyage, increasing the complexity of our operations and exposing us to the volatility of these additional costs, in each case as compared to time charters. If we cannot re-charter a significant number of our vessels on time charters or voyage charters profitably, our results of operations and operating cash flow will be adversely affected. As of March 16, 2026, all but one of our vessels are employed; however, we may be forced to lay up vessels if rates drop to levels below daily running expenses or if we are unable to find employment for the vessels for prolonged periods of time.

Further, if the Company were to be positioned with a surplus of tonnage relative to its existing cargo commitments under contracts of affreightments (“COAs”), a decline in demand for dry bulk transportation could result in a reduction in our employed vessels, causing idle time and lay-up of vessels and a corresponding loss of revenues. If the Company were to have a surplus of cargo commitments relative to its available tonnage, an increase in the market rates could cause losses as the Company would have to charter-in vessels at higher rates to cover existing cargo commitments.

An oversupply of dry bulk vessel capacity may reduce charter rates and profitability and may require us to raise additional capital in order to remain compliant with our loan covenants and affect our ability to pay dividends.

The number of dry bulk vessels on order as a percentage of the dry bulk fleet in the water was at a moderate level of 12.4% as of February 2026, and such number can quickly increase if multiple orders by industry participants and outside investors are placed. While the orderbook has consistently remained below or close to 10% since the beginning of 2020, dry bulk vessels older than 15 years represent 36% of all dry bulk vessels, which, coupled with stricter environmental regulations relating to fuel oil emissions, could lead to increased activity in newbuild orders for more fuel efficient vessels. If, due to an oversupply of dry bulk vessels, charter rates decline upon the expiration or termination of our current charters, we may only be able to re-charter those vessels at reduced rates or we may not be able to charter these vessels at all. Any inability to enter into more profitable charters may require us to raise additional capital in order to remain compliant with our loan covenants and may also affect our ability to pay dividends.

Our operating results are subject to seasonal fluctuations, which could affect our operating results and the amount of available cash with which we service our debt or could pay dividends.

We operate our vessels in markets that have historically exhibited seasonal variations in demand and, as a result, in charter rates. Since we operate vessels on short-term time charters, index-linked time charters and voyage charters obtained in the spot market, this seasonality may result in the future and has in the past resulted in quarter-to-quarter volatility in our operating results which could affect our ability to pay dividends to our common shareholders. The dry bulk market is typically stronger in the fall and spring months in anticipation of increased consumption of coal and other raw materials in the northern hemisphere during the winter months and increased South American grain shipments during spring. In addition, unpredictable weather patterns in these months tend to disrupt vessel scheduling and supplies of certain commodities. As a result, our revenues may be weaker during the fiscal quarters ended March 31 and September 30, and, conversely, our revenues may be stronger in fiscal quarters ended June 30 and December 31.

The operation of dry bulk vessels entails certain unique operational risks, which could affect our business, financial condition, results of operations and ability to pay dividends.

The operation of certain ship types, such as dry bulk vessels, has certain unique risks. With a dry bulk vessel, the cargo itself and its interaction with the ship can be a risk factor. By their nature, dry bulk cargoes are often heavy, dense, easily shifted, and may react badly to water exposure. In addition, dry bulk vessels are often subjected to battering treatment during unloading operations with grabs, jackhammers (to pry encrusted cargoes out of the hold), and small bulldozers. This treatment may cause damage to the vessel. Vessels damaged due to treatment during unloading procedures may be more susceptible to breach at sea. Furthermore, any defects or flaws in the design of a dry bulk vessel may contribute to vessel damage. Hull breaches in dry bulk vessels may lead to the flooding of the vessels’ holds. If a dry bulk vessel suffers flooding in its holds, the bulk cargo may become so dense and waterlogged that its pressure may buckle the vessel’s bulkheads, leading to the loss of the vessel. If we are unable to adequately maintain our owned vessels, we may be unable to prevent these events.

Any of these circumstances or events may have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends. In addition, the loss of any of our owned vessels could harm our reputation as a safe and reliable vessel owner and operator.

Risks inherent in the operation of ocean-going vessels could affect our business and reputation, which could adversely affect our expenses, net income, cash flow and share price.

The operation of ocean-going vessels carries inherent risks. These risks include the possibility of:

•	marine disaster;

•	piracy or terrorist attacks including the Houthi seizures and attacks on commercial vessels in the Red Sea, the Gulf of Aden, the Persian Gulf and the Arabian Sea;

•	environmental accidents;

•	grounding, fire, explosions and collisions;

•	cargo and property loss or damage;

•	business interruptions caused by mechanical failure, human error, war, terrorism, disease and quarantine, political action in various countries or adverse weather conditions; and

•	work stoppages or other labor problems with crew members serving on our vessels, some of whom are unionized and covered by collective bargaining agreements.

Such occurrences could result in death or injury to persons, loss of property or environmental damage, delays in the delivery of cargo, loss of revenues from or termination of charter contracts, governmental fines, penalties or restrictions on conducting business, litigation with our employees, customers or third parties, higher insurance rates, and damage to our reputation and customer relationships generally. Although we maintain hull and machinery and war risks insurance, as well as protection and indemnity insurance, which may cover certain risks of loss resulting from such occurrences, our insurance coverage may be subject to caps or not cover such losses, and any of these circumstances or events could increase our costs and lower our revenues. The involvement of our vessels in an environmental disaster may harm our reputation as a safe and reliable vessel owner and operator. Any of these results could have a material adverse effect on business, results of operations and financial condition, as well as our cash flows, including cash available for dividends to our shareholders.

An increase in trade protectionism, the unravelling of multilateral trade agreements and a decrease in the level of China’s export of goods and import of raw materials could have a material adverse impact on our charterers’ business and, in turn, could cause a material adverse impact on our results of operations, financial condition and cash flows.

Our operations expose us to the risk that increased trade protectionism will adversely affect our business. Recently, government leaders have declared that their countries may turn to trade barriers to protect or revive their domestic industries in the face of foreign imports, thereby depressing the demand for shipping. For example, in April 2025, the Office of the U.S. Trade Representative, announced the adoption of additional port fees under Section 301 of the Trade Act of 1974 targeting China’s maritime, logistics and shipbuilding sectors. The U.S. port fees went into effect on October 14, 2025, and were structured to impact certain Chinese-built, owned or operated vessels entering U.S. ports. In response to the U.S. port fees, China’s Ministry of Transport announced parallel Chinese port fees on certain U.S.-linked vessels calling at Chinese ports. On November 10, 2025, U.S. and Chinese authorities suspended the application of each respective set of port fees for one year. Substantial uncertainty remains as to how the port fees will be assessed after the end of the suspension period on November 10, 2026.

Further, on February 13, 2026, the second Trump administration released its Maritime Action Plan (the “MAP”) focused on reviving the U.S. shipping sector. Notably, the MAP proposes a “universal infrastructure or security fee,” which would apply more broadly than the USTR special port fees and would cover all internationally built vessels calling at U.S. ports. While specific figures have yet to be determined, the fees would be assessed on the weight of the imported tonnage arriving on the vessel. Currently, the MAP represents a policy plan for the administration, and it is unclear whether any of the initiatives contained therein will ultimately result in binding law or regulation. Given the uncertainties surrounding the implementation and potential magnitude of these proposed fees, as well as any retaliatory measures that other countries may adopt in response, the impact of such measures on our business is difficult to assess at this time.

Additionally, the second Trump administration has imposed and may continue to impose additional tariffs on imports from Canada, Mexico and China as well as on imports of steel and aluminum. It is unknown whether and to what extent new tariffs (or other new laws or regulations) will be adopted, or the effect that any such actions would have on us or our industry. If any new tariffs, legislation and/or regulations are implemented, or if existing trade agreements are renegotiated or, in particular, if the U.S. government takes retaliatory trade actions due to the ongoing U.S.-China trade tension, such changes could have an adverse effect on our business, results of operations and financial condition.

Restrictions on imports, including in the form of tariffs, could have a major impact on global trade and demand for shipping. Specifically, increasing trade protectionism in the markets that our charterers serve may cause an increase in (i) the cost of goods exported from exporting countries, (ii) the length of time required to deliver goods from exporting countries, (iii) the costs of such delivery and (iv) the risks associated with exporting goods. These factors may result in a decrease in the quantity of goods to be shipped. Protectionist developments, or the perception they may occur, may have a material adverse effect on global economic conditions, and may significantly reduce global trade, including trade between the United States and China. These developments would also have an adverse impact on our charterers’ business, operating results and financial condition which could, in turn, affect our charterers’ ability to make timely charter hire payments to us and impair our ability to renew charters and grow our business. Any of these developments could have a material adverse effect on our business, results of operations and financial condition, as well as our cash flows, including cash available for dividends to our shareholders.

The employment of our dry bulk vessels and the respective revenues depend on the international shipment of raw materials and commodities primarily to China, Japan, South Korea and Europe from North and South America, India, Indonesia, South Africa and Australia. Any reduction in or hindrance to the demand for such materials could negatively affect demand for our vessels and, in turn, harm our business, results of operations and financial condition. For instance, the government of China has implemented economic policies aimed at reducing the consumption of coal which may, in turn, result in a decrease in shipping demand. The level of imports to and exports from China could be adversely affected by changes in political, economic and social conditions or other relevant policies of the Chinese government. A reduction of exports from China or imports to China could cause a material adverse impact on our results of operations, financial condition and cash flows.

Disruptions in global markets from terrorist attacks, regional armed conflicts, general political unrest and the resulting governmental action could have a material adverse impact on our results of operations, financial condition and cash flows.

Terrorist attacks in certain parts of the world and the continuing response of the United States and other countries to these attacks, armed conflicts as well as the threat of future attacks or the spreading of armed conflicts, continue to cause uncertainty and volatility in the world markets and may affect our business, results of operations and financial condition. The ongoing conflict between Russia and Ukraine, the ongoing conflict between Israel and Hamas, the recent military actions involving the U.S., Israel and Iran and related conflicts in the Middle East, the seizures and attacks on vessels travelling through the Red Sea, the Gulf of Aden, the Persian Gulf and the Arabian Sea by the Houthi and Iran, advances of ISIS and other terrorist organizations in the Middle East and Africa and political tension or conflicts in the Asia Pacific Region such as in the South China Sea and North Korea could disrupt supply chains, cause instability in the global economy and negatively impact global credit and equity markets, cause uncertainty and volatility in the global financial markets and may accordingly affect our business, results of operations and financial condition.

The Houthi seizures and attacks on vessels traveling through the Red Sea, the Gulf of Aden, the Persian Gulf and the Arabian Sea have impacted the global economy as some companies have decided to reroute vessels to avoid the Suez Canal and the Red Sea. This has caused concerns of supply disruption as well as the risk of one of our vessels being attacked or seized. More recently, the elevated risks in the Strait of Hormuz in connection with the U.S.-Israel-Iran conflict have led to additional disruptions, as companies have decided to reroute their vessels to avoid the waterway. Depending on how long the conflict lasts, there could be significant impacts on global trading patterns, freight rates, bunker prices and other voyage expenses. These uncertainties, as well as future hostilities or other political instability in regions where our vessels trade, could trigger a new refugee crisis, affect trade volumes and patterns and adversely affect our operations, and otherwise have a material adverse effect on our business, results of operations and financial condition, as well as our cash flows, including cash available for dividends to our shareholders.

Downside risks to the world economy, international hostilities and trade friction which could affect advanced economies, could have a material adverse effect on our business, financial condition and results of operations.

Global growth is subject to downside economic risks stemming from factors such as energy costs, fiscal fragility in advanced economies, monetary tightening in certain advanced and emerging economies, high sovereign, corporate and private debt levels, highly accommodative macroeconomic policies and increased volatility in debt and equity markets as well as in the price of fuel and other commodities. The current macroeconomic environment is also characterized by inflation, which caused the U.S. Federal Reserve and other central banks to increase interest rates in 2022 and 2023. While average interest rates decreased in 2025, they remain elevated. Inflation and high interest rates may raise the cost of capital, increase our operating costs and generally reduce economic growth, disrupting global trade and shipping. Political events such as the continued global trade war between the U.S. and China, the recent military actions in Iran and the Middle East, the economic impact of and global response to the emergence of a pandemic crisis such as COVID-19 or future epidemics and other ongoing international hostilities may disrupt global supply chains and negatively impact globalization and global economic growth, which could disrupt financial markets, and may lead to weaker consumer demand in the European Union, the United States and other parts of the world which could have a material adverse effect on our business.

In addition, global financial markets and economic conditions which remain subject to significant vulnerabilities, such as the deterioration of fiscal balances and the rapid accumulation of public debt, may be negatively impacted by the aforementioned conflicts and risks. Furthermore, certain banks that have historically been significant lenders to the shipping industry have reduced or ceased lending activities in the shipping industry. Any future tightening of capital requirements could further reduce lending activities. If this were to occur, we may experience difficulties obtaining financing commitments or be unable to fully draw on the capacity under our committed term loans in the future if our lenders are unwilling to extend financing to us or unable to meet their funding obligations due to their own liquidity, capital or solvency issues. We cannot be certain that financing will be available on acceptable terms or at all in the future. If financing becomes unavailable when needed, or is available only on unfavorable terms, we may be unable to meet our future obligations as they come due. Our failure to obtain such funds could have a material adverse effect on our business, results of operations and financial condition, as well as our cash flows, including cash available for dividends to our shareholders. In the absence of available financing, we also may be unable to take advantage of business opportunities or respond to competitive pressures.

Further, we anticipate that a significant number of port calls made by our vessels will continue to involve the loading or unloading of cargoes in ports in the Asia Pacific region. China has been one of the world’s fastest growing economies in terms of gross domestic product, which has had a significant impact on shipping demand. However, if China’s growth in gross domestic product and especially in industrial production continues to slow and other countries in the Asia Pacific region experience slower or negative economic growth in the future, this may negatively affect the economies of the United States and the European Union, and thus, may negatively impact shipping demand. Furthermore, trade friction could increase the volatility in the foreign exchange markets which could also negatively affect global trade. Such volatile economic conditions could have a material adverse effect on our business, results of operations and financial condition, as well as our cash flows, including cash available for dividends to our shareholders.

Furthermore, CBI and our affiliated managers, as well as certain of our sub-managers maintain offices in Greece which exposes them to geopolitical risks related to Greece, such as a resurgence of influx of refugees. Although to date, these risks have not affected their operations, a serious regional crisis may have a material adverse effect on our operations in the future and may limit the ability of our managers with offices in Greece to operate. These limitations may include the ability of our Greek suppliers to fully perform their contracts, the ability of our Greek-based seafarers or shore employees to travel to and from our vessels and delays or other disruptions in the operation of our fleet.

We expect to conduct a substantial amount of business in China. The legal system in China has inherent uncertainties that could limit the legal protections available to us and could have a material adverse impact on our business, results of operations, financial condition and cash flows.

We expect to conduct a substantial amount of business in China. As of March 16, 2026, 6 out of 31 of our owned vessels had Chinese crews, which exposes us to potential litigation in China. Many of our owned and chartered-in vessels are expected to regularly call to ports in China, be maintained and repaired at Chinese shipyards or be purchased from or sold to Chinese counterparties. For the year ended December 31, 2025, our owned and chartered-in vessels made 1,061 port calls, 249 of which were at ports in China.

The Chinese legal system is based on written statutes and their legal interpretation by the Standing Committee of the National People’s Congress. Since 1979, the Chinese government has made considerable progress in developing a comprehensive system of commercial laws to deal with economic matters such as foreign investment, corporate organization and governance, commerce, taxation and trade. However, there remains a general lack of internal guidelines or authoritative interpretive guidance, and because of the limited number of published cases and their non-binding nature, interpretation and enforcement of these laws and regulations involve uncertainties. Although the related charters, shipbuilding agreements and sale and leaseback agreements are governed by English law, we may have difficulties enforcing a judgment rendered by an arbitration tribunal or by an English court (or other non-Chinese court) in China.

New regulations in China may require us to incur new or additional compliance or other administrative costs. China has also enacted a tax for non-resident international transportation enterprises engaged in the provision of services to passengers or cargo, among other items, in and out of China using their own, chartered or leased vessels. The law and relevant regulations broaden the range of international transportation companies which may find themselves liable for Chinese enterprise income tax on profits generated from international transportation services passing through Chinese ports. This tax or similar regulations by China may reduce our operating results and may also result in an increase in the cost of goods exported from China and the risks associated with exporting goods from China, as well as a decrease in the quantity of goods to be shipped from or through China. This would have an adverse impact on our charterers’ business, operating results and financial condition and could thereby affect their ability to make timely charter hire payments to us and to renew and increase the number of their time charters with us.

Changes in laws and regulations, including with regards to tax matters, and their implementation by local authorities could affect our vessels chartered to Chinese customers or vessels chartered-in from Chinese counterparties as well as our vessels calling to Chinese ports, our vessels built at Chinese shipyards or our vessels purchased from or sold to Chinese counterparties, and could have a material adverse effect on our business, results of operations and financial condition, as well as our cash flows, including cash available for dividends to our shareholders.

Our financial and operating performance may be adversely affected by a new outbreak of COVID-19 or the occurrence of another epidemic and related governmental responses thereto.

Our business may be adversely affected by any new outbreaks of COVID-19 or occurrence of another epidemic that may emerge. The initial onset of COVID-19 introduced uncertainty into our operational and financial activities, resulting in numerous actions taken by governments and governmental agencies in an attempt to mitigate the spread or any resurgence of the virus, including travel bans, quarantines and other emergency public health measures such as lockdowns. We cannot predict whether and to what degree such measures will be reinstated in the event of any resurgence of COVID-19 or occurrence of another epidemic, which may adversely affect global economic activity and could have a material adverse effect on our future business, results of operations, cash flows, financial condition, the carrying value of our assets, the fair values of our vessels and our ability to pay dividends. The occurrence or reoccurrence of any of the foregoing events or other epidemics, an increase in the severity or duration of epidemics and pandemics or a recession or market correction resulting from the spread of an epidemic could have a material adverse effect on our future financial and operating performance.

Risks Inherent in Our Business

We are dependent on our charterers and other counterparties fulfilling their obligations under agreements with us, and their inability or unwillingness to honor these obligations could have a material adverse effect on our results of operations and financial condition and impair our ability to pay dividends.

Payments to us by our charterers under charter agreements are and will be our main source of operating cash flow. Such agreements subject us to counterparty risks. The ability and willingness of each of our counterparties to perform its obligations under a contract with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the maritime industry, the overall financial condition of the counterparty, charter rates received for specific types of vessels, and various expenses.

If we lose a time or voyage charter because the charterer is unable to pay us or for any other reason, we may be unable to re-deploy the related vessel on similarly favorable terms or at all. Also, we will not receive any revenues from such a vessel while it is not chartered, but we will be required to pay expenses necessary to maintain and insure the vessel and service any indebtedness on it. Likewise, when our chartered-in vessels are not employed, we are still required to pay the vessels’ charter hire or freight rates to the respective owner. The combination of any surplus of vessel capacity and the expected entry into service of new technologically advanced or more environmentally friendly vessels may make it difficult to secure substitute employment for any of our ships if our counterparties fail to perform their obligations under the currently arranged time or voyage charters, and any new charter arrangements that we may be able to secure could be at lower rates. Furthermore, the surplus of vessels available at lower charter rates and lack of demand for our customers’ services could negatively affect our charterers’ willingness to perform their obligations under our time charters, particularly if the charter rates in such time charters are significantly above the prevailing market rates. Accordingly, we may have to grant concessions to our charterers in the form of lower charter rates for the remaining duration of the relevant charter or part thereof, or to agree to re-charter vessels coming off charter at reduced rates compared to the charter then ended.

The loss of any of our charterers, time or voyage charters or vessels, or a decline in payments under our time or voyage charters, could have a material adverse effect on our business, results of operations and financial condition, as well as our cash flows, including cash available for dividends to our shareholders.

In addition, we may, among other things, enter into shipbuilding contracts, contracts for the sale or purchase of secondhand vessels, provide performance guarantees relating to shipbuilding contracts, to sale and purchase contracts or to charters, enter into credit facilities or other financing arrangements, accept commitment letters from banks, enter into insurance contracts or derivative contracts (including interest rate swaps, bunker swaps, exchange rate swaps, or forward freight agreements) or enter into joint ventures. Such agreements expose us to counterparty credit risk. The ability and willingness of each of our counterparties to perform its obligations under a contract with us will depend upon a number of factors that are beyond our control and may include, among other things, general economic conditions, the state of the capital markets, the condition of the ocean-going shipping industry and charter hire rates. Should a counterparty fail to honor its obligations under agreements with us, we could sustain significant losses, which in turn could have a material adverse effect on our business, results of operations and financial condition, as well as our cash flows, including cash available for dividends to our shareholders.

Our ability to pay dividends may be limited by the amount of cash we generate from operations following the payment of fees and expenses, by the establishment of any reserves, by restrictions in our debt instruments and by additional factors unrelated to our profitability.

The declaration and payment of dividends is subject to the discretion of our board of directors and the requirements of Marshall Islands law. The timing and amount of any dividends declared will depend on, among other things (a) our earnings, financial condition, cash flow and cash requirements, (b) our liquidity, including our ability to obtain debt and/or equity financing on acceptable terms as contemplated by our vessel acquisition strategy, (c) restrictive covenants in our existing and future debt instruments and (d) provisions of Marshall Islands law governing the payment of dividends.

The international dry bulk shipping industry is highly volatile, and we are a relatively new standalone public company. Therefore, we cannot predict with certainty the amount of cash, if any, that will be available for distribution as dividends in any period. Also, there may be a high degree of variability from period to period in the amount of cash, if any, that is available for the payment of dividends. The amount of cash we generate from and use in our operations and the actual amount of cash we will have available for dividends may fluctuate significantly based upon, among other things:

•	the charter hire payments we obtain from our charters as well as our ability to charter or re-charter our vessels and the charter rates obtained;

•	the due performance by our charterers and other counterparties of their obligations;

•	our fleet expansion strategy and associated uses of our cash and our financing requirements;

•	delays in the delivery of secondhand or, if relevant, newbuild vessels and the beginning of payments under charters relating to those vessels;

•	the level of our operating costs, such as the costs of crews, vessel maintenance, lubricants and insurance;

•	the number of unscheduled off-hire days for our fleet and the timing of, and number of days required for, scheduled dry-docking of our vessels;

•	disruptions due to an epidemic or pandemic;

•
prevailing global and regional economic and political conditions, including the conflict between Russia and Ukraine, the conflict between Israel and Hamas, the recent military conflict between the U.S., Israel and Iran and related conflicts in the Middle East and conflicts and disruptions in the Red Sea and the Strait of Hormuz;

•	changes in interest rates;

•	currency exchange rate fluctuations;

•	dry bulk freight rates and bunker prices;

•	the effect of governmental regulations and maritime self-regulatory organization standards on the conduct of our business;

•	the requirements imposed by classification societies;

•	the level of capital expenditures we make, including for maintaining or replacing vessels and complying with regulations;

•	the level of capital requirements of our dry bulk operating platform;

•	the level of charter hire or freight payments to owners of chartered-in vessels;

•	our debt service requirements, including fluctuations in interest rates, and restrictions on distributions contained in our debt instruments;

•	fluctuations in our working capital needs;

•	our ability to make, and the level of, working capital borrowings;

•	changes in the basis of taxation of our activities in various jurisdictions;

•	modification or revocation of our dividend policy by our board of directors;

•	the ability of our subsidiaries to pay dividends and make distributions to us; and

•	the amount of any cash reserves established by our board of directors.

The amount of cash we generate from our operations may differ materially from our net income or loss for the period, which will be affected by non-cash items. We may incur other expenses or liabilities that could reduce or eliminate the cash available for distribution as dividends.

In addition, our credit facilities prohibit the payment of dividends if an event of default has occurred and is continuing or would occur as a result of the payment of such dividends. For more information regarding our financing arrangements, please read “Item 5. Operating and Financial Review and Prospects”.

Our managers may be unable to attract and retain qualified, skilled crews on our behalf necessary to operate our business or may pay rising crew wages and other vessel operating costs, which may have the effect of increasing costs or reducing our owned fleet utilization which could have a material adverse effect on our business, results of operations and financial condition.

Acquiring and renewing time charters depends on a number of factors, including our ability to man our owned vessels with suitably experienced, high-quality masters, officers and crews. Our success will depend in large part on our managers’ ability to attract, hire, train and retain suitably skilled and qualified personnel. In recent years, the limited supply of and the increased demand for well-qualified crew, due to the increase in the size of the global shipping fleet, has created upward pressure on crewing costs, which we bear under our time charters. Changing conditions in the home country of our seafarers, such as increases in the local general living standards or changes in taxation, may make serving at sea less appealing and thus further reduce the supply of crew and/or increase the cost of hiring competent crew. Unless we are in a position to increase our hire rates to compensate for increases in crew costs and other vessel operating costs such as insurance, repairs and maintenance, and lubricants, our business, results of operations, financial condition and our profitability may be adversely affected. In addition, any inability we experience in the future to attract, hire, train and retain a sufficient number of qualified employees could impair our ability to manage, maintain and grow our business. If we cannot attract and retain sufficient numbers of quality onboard seafaring personnel, our owned fleet utilization will decrease, which could also have a material adverse effect on our business, results of operations and financial condition, as well as our cash flows, including cash available for dividends to our shareholders.

Fuel, or bunker, price fluctuations may have an adverse effect on our cash flows, liquidity and our ability to pay dividends to our shareholders.

The price and supply of vessel fuel, known as bunkers, is unpredictable and fluctuates based on events outside our control, including geo-political developments, supply and demand for oil, actions by members of the Organization of Petroleum Exporting Countries (“OPEC”) and other oil and gas producers, economic or other sanctions levied against oil and gas producing countries, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns and regulations.

The cost of fuel is a significant factor in negotiating charter rates and can affect us in both direct and indirect ways. This cost will be borne by us when our vessels are not employed or are employed on voyage charters. As of March 16, 2026, the majority of the vessels that we charter-in under the CBI business are employed under voyage charters and we may enter into more such arrangements in the future, and to the extent we do so, an increase in the price of fuel beyond our expectations may adversely affect our profitability. Even where the cost of fuel is borne by the charterer, which is the case with all of our existing time charters, that cost may affect the level of charter rates that charterers are willing to pay.

A decrease in the cost of fuel may lead our charterers to abandon slow steaming, thereby releasing additional capacity into the market and exerting downward pressure on charter rates or may lead our charterers to employ older, less fuel efficient vessels which may also drive down charter rates and make it more difficult for us to secure employment for our newer vessels.

In addition, the entry into force on January 1, 2020 of the 0.5% mass by mass (“m/m”) global sulphur cap in marine fuels under the International Convention for Prevention of Pollution from Ships (“MARPOL”) Annex VI has led to a significant increase in the costs for low sulphur fuel used by vessels that are not equipped with exhaust gas scrubbers. Because the cost of fuel is borne by our charterers for our vessels employed on a time charter basis or by ourselves when we charter-in vessels and employ them on a voyage charter basis, which are generally not equipped with scrubbers, such vessels may be less competitive compared to vessels that are equipped with scrubbers. As of March 16, 2026, we owned eight dry bulk vessels in the water that are equipped with scrubbers. As of March 16, 2026, we have chartered-in nine dry bulk vessels that are equipped with scrubbers. Ships that are not retrofitted with exhaust gas scrubbers to comply with the new emissions standard may become less competitive (compared with ships equipped with exhaust gas scrubbers that can utilize the less expensive high sulphur fuel), have difficulty finding employment, command lower charter hire and/or need to be scrapped, which may negatively impact our revenues and cash flows as well as our future operations.

Reliance on suppliers may limit our ability to obtain supplies and services when needed and could result in additional off-hire days or delays in the repair and maintenance of our owned fleet which could have a material adverse effect on our revenues and cash flows.

We rely on a significant number of third party suppliers of consumables, spare parts and equipment to operate, maintain, repair and upgrade our owned fleet of ships. Delays in delivery or unavailability or poor quality of supplies could result in off-hire days due to consequent delays in the repair and maintenance of our owned fleet or lead to our time charters being terminated. This would negatively impact our revenues and cash flows. Cost increases could also negatively impact our future operations.

We must make substantial capital expenditures to maintain the operating capacity of our owned fleet, which may reduce or eliminate the amount of cash available for distribution to our shareholders.

We must make substantial capital expenditures to maintain the operating capacity of our owned fleet and replace, over the long-term, the operating capacity of our fleet and we generally expect to finance these capital expenditures with cash balances or credit facilities. In addition, we will need to make substantial capital expenditures to acquire vessels in accordance with our growth strategy. These expenditures could increase as a result of, among other things: the cost of labor and materials; customer requirements; the size of our owned fleet; the cost of replacement vessels; the length of charters; governmental regulations and maritime self-regulatory organization standards relating to safety, security or the environment; competitive standards; and the age of our ships. Significant capital expenditures, including expenditures to maintain and replace, over the long-term, the operating capacity of our owned fleet, may reduce or eliminate the amount of cash available for distribution to our shareholders.

The aging of our owned fleet may result in increased operating costs in the future, which could adversely affect our earnings.

In general, the cost of maintaining a vessel in good operating condition increases with the age of the vessel. As our owned fleet ages, we will incur increased costs. Older vessels may require longer and more expensive dry-dockings, resulting in more off-hire days and reduced revenue. Older vessels are typically less fuel efficient and more costly to maintain than more recently constructed vessels due to improvements in engine technology or design. In addition, older vessels are often less desirable to charterers, and it can be more difficult to employ them on profitable time or voyage charters, particularly during periods of decreased demand in the charter market. Governmental regulations and safety or other equipment standards related to the age of a vessel may also require expenditures for alterations or the addition of new equipment to our owned vessels and may restrict the type of activities in which our owned vessels may engage.

Unless we maintain reserves or are able to borrow or raise funds for vessel replacement, we will be unable to replace the older vessels in our owned fleet. Our cash flows and income, among others, are dependent on the revenues earned by the chartering of our owned dry bulk vessels. The inability to replace the vessels in our owned fleet upon the expiration of their useful lives could have a material adverse effect on our business, results of operations and financial condition, as well as our cash flows, including cash available for dividends to our shareholders.

As of March 16, 2026, our current owned fleet of 31 dry bulk vessels (including one vessel that we have agreed to sell and one vessel that we have agreed to acquire) had an average age of 13 years. See “Item 4. Information on the Company—4.B. Business Overview—Our Fleet”. We cannot assure you that, as our owned vessels age, market conditions will justify such expenditures or will enable us to profitably operate our older vessels.

The market value of our owned vessels can fluctuate substantially over time, and if these values are low at a time when we are attempting to dispose of a vessel, we could incur a loss, which would adversely affect our financial condition and could impair our ability to pay dividends.

Dry bulk vessel values can fluctuate substantially over time due to a number of different factors, including:

•	prevailing economic conditions affecting the international dry bulk shipping industry;

•	reduced demand for dry bulk vessels, including as a result of a substantial or extended decline in world trade;

•	increases in the supply of vessel capacity;

•	changes in prevailing charter hire rates;

•	the physical condition, size, age and technical specification of the ships;

•	the costs of building new vessels;

•	changes in technology which can render older vessels obsolete;

•	the relative environmental efficiency of the vessel, as compared to others in the markets in which our vessels operate;

•	whether the vessel is equipped with an exhaust gas scrubber or not; and

•
the cost of retrofitting or modifying existing ships to respond to technological advances in vessel design or equipment, changes in applicable environmental or other regulations or standards, customer requirements or otherwise.

The risk of realizing a loss on the sale of a vessel is greater during periods when vessel values are low compared to their historical levels. In the future, we may sell any of our owned vessels under unfavorable conditions resulting in losses in order to maintain sufficient liquidity and to allow us to cover our operating costs. If the market values of our owned vessels deteriorate, we may be required to record an impairment charge in our financial statements, which could adversely affect our results of operations.

In addition, any such deterioration in the market values of our owned vessels could trigger a breach of certain covenants under our credit facilities, which could adversely affect our operations. If a charter expires or is terminated, we may be unable to re-charter the vessel at an acceptable rate and, rather than continue to incur costs to maintain the vessel, may seek to dispose of it. Our inability to dispose of the vessel at a reasonable price could result in a loss on its sale and could materially and adversely affect our business, results of operations and financial condition, as well as our cash flows, including cash available for dividends to our shareholders.

We may have difficulty properly managing our growth through acquisitions of new or secondhand vessels and we may not realize expected benefits from these acquisitions, which may negatively impact our cash flows, liquidity and our ability to pay dividends to our shareholders.

We expect to grow our business mainly through selective acquisitions of secondhand vessels to the extent that they are available, although we may contract to acquire newbuild vessels in the future. Our future growth will primarily depend on a number of factors, some of which may not be within our control, including:

•	the availability of employment for our owned vessels;

•	locating and identifying suitable secondhand vessels at acceptable prices;

•	obtaining newbuild contracts at acceptable prices;

•	obtaining required financing for our existing and new operations on acceptable terms;

•	consummating vessel acquisitions;

•	enlarging our customer base;

•	hiring additional shore-based employees and seafarers;

•	continuing to meet technical and safety performance standards; and

•	managing joint ventures or significant acquisitions and integrating the new ships into our owned fleet of dry bulk vessels.

Ship values are correlated with charter rates. During periods in which charter rates are high, ship values are generally high as well, and it may be difficult to consummate ship acquisitions at favorable prices. During periods in which charter rates are low and employment is scarce, ship values are low; however, any vessel acquired without an attached time charter will still incur expenses to operate, insure, maintain and finance, thereby significantly increasing the cash outlay. In addition, any vessel acquisition may not be profitable and may not generate cash flows sufficient to justify the investment. We may not be successful in executing any future growth plans and we cannot give any assurance that we will not incur significant expenses and losses in connection with such growth efforts. Other risks associated with vessel acquisitions that may harm our business, financial condition and operating results include the risks that we may:

•	fail to realize anticipated benefits, such as new customer relationships, cost-savings or cash flow enhancements;

•	be unable (through our managers) to hire, train or retain qualified shore-based and seafaring personnel to manage and operate our growing business and owned fleet of dry bulk vessels;

•	decrease our liquidity by using a significant portion of available cash or borrowing capacity to finance acquisitions;

•	significantly increase our interest expense or financial leverage if we incur additional debt to finance acquisitions;

•	incur or assume unanticipated liabilities, losses or costs associated with any vessels or businesses acquired; or

•	incur other significant charges, such as impairment of goodwill or other intangible assets, asset devaluation or restructuring charges.

If we fail to properly manage our growth through acquisitions of secondhand vessels, we may not realize expected benefits from these acquisitions, which may negatively impact our cash flows, liquidity and our ability to pay dividends to our shareholders.

Future acquisitions of secondhand vessels may result in increased operating and maintenance costs.

All our owned dry bulk vessels we have acquired are secondhand vessels. Unlike newbuild vessels, secondhand vessels typically do not carry warranties as to their condition. Depending on market conditions, we may purchase a secondhand vessel on an as-is basis based on the review of its records, but even when we do inspect secondhand vessels prior to purchase, such an inspection would normally not provide us with as much knowledge of a vessel’s condition as we would possess if it had been built for us and operated by us during its life. In addition, if a secondhand vessel is not in the condition promised or warranted by its seller and requires significant repairs, we may find it hard to be indemnified by the respective seller, which is typically a single-vessel shipowning company with no assets, other than their vessel sold, and no continuing operations, and which may even no longer be in existence when the damage or other deficiency is discovered. Repairs and maintenance costs for secondhand vessels are difficult to predict and may be substantially higher than for vessels which we had operated since they were built. In addition, variability in the age and type of secondhand vessels in our owned fleet of dry bulk vessels may prevent us from attaining economies of scale in our operations and maintenance of our owned fleet, which may result in higher costs. These costs could decrease our cash flows, liquidity and our ability to pay dividends to our shareholders.

Delay in the delivery or cancelation of any secondhand vessels we may agree to acquire, or any future newbuild vessel orders, could adversely affect our results of operations, financial condition and earnings.

We may contract to acquire newbuild or additional secondhand vessels in the future. A delay by the seller or shipyard in the delivery date of any vessel we contract to purchase will reduce our expected income from that vessel and, if the vessel is already chartered, may lead the charterer of such vessel to claim damages or to cancel the relevant charter, which could materially impact our operations. If the seller of any vessel we contract to purchase is not able to build and/or to deliver the vessel to us as agreed, or if we cancel a purchase agreement because a seller has not met his obligations, it may result in a material adverse effect on our business, results of operations and financial condition, as well as our cash flows, including cash available for dividends to our shareholders.

The expected delivery dates under any shipbuilding contracts or purchase agreements we may enter into in the future may be delayed or the relevant contract may be cancelled for reasons not under our control, including, among other things:

•	quality or engineering problems;

•	breach of contract by, or disputes with, our counterparties;

•	changes in governmental regulations or maritime self-regulatory organization standards;

•	work stoppages or other labor disturbances at the shipyard;

•	bankruptcy of or other financial crisis involving the shipyard or other seller;

•	a backlog of orders at the shipyard;

•	sanctions imposed on the seller, the shipyard or the vessel;

•	political, social or economic disturbances;

•	weather interference or a catastrophic event, such as a major earthquake or fire, or other accident;

•	disruptions due to epidemics or pandemics;

•	requests for changes to the original vessel specifications;

•	shortages of or delays in the receipt of necessary construction materials, such as steel;

•	an inability to obtain requisite permits or approvals;

•	financial instability of the lenders under our committed credit facilities, resulting in potential delay or inability to draw down on such facilities; and

•	financial instability of the charterers in the case of agreed time charters for newbuild vessels, resulting in potential delay or inability to charter such newbuild vessels.

We may be unable to obtain additional debt financing for future acquisitions of newbuild and secondhand vessels, which may have a material adverse effect on our business, results of operations and financial condition or may be unable to obtain such financing on favorable terms, which could have a material adverse effect on our financial condition and results of operations.

Our ability to borrow against the vessels in our existing owned fleet of dry bulk vessels and any vessels we may acquire in the future largely depends on the existence of continued employment of the vessel and on the value of the vessels, which in turn depends in part on charter hire rates, the creditworthiness of our charterers and the duration of the charter. The actual or perceived credit quality of our charterers, any defaults by them, any decline in the market value of our fleet and the lack of long-term employment of our vessels may materially affect our ability to obtain the additional capital resources that we will require to purchase additional vessels or may significantly increase our costs of obtaining such capital. As of March 16, 2026, most of our owned vessels that are under employment are employed primarily on index-linked and short term time charters, and there is no guarantee that we will secure employment for our vessels on a continuous basis in the future, which may limit our ability to obtain debt financing. Our inability to obtain additional financing or commitment to financing on unattractive terms could have a material adverse effect on our business, results of operations and financial condition, as well as our cash flows, including cash available for dividends to our shareholders.

Our business depends on our ability to expand relationships with existing charterers, establish relationships with new customers and obtain new time or voyage charters and COAs, for which we will face competition from new entrants and established companies that may have greater resources and access to capital.

The international dry bulk shipping industry is highly competitive, capital intensive and highly fragmented with virtually no barriers to entry. We face substantial competition from a number of experienced companies, including state-sponsored entities and financial organizations. In the future, we may also face competition from reputable, experienced and well-capitalized marine transportation companies, including state-sponsored entities, that do not currently own dry bulk vessels, but may choose to do so. We are also a relatively new entrant in the dry bulk industry, and some of our competitors may have more experience and more established customer relationships.

One of our principal objectives is to acquire and charter-in additional vessels in conjunction with entering into additional time or voyage charters and COAs for these vessels. The process of obtaining new time or voyage charters and COAs is highly competitive and generally involves an intensive screening process and competitive bids. Generally, we compete for charters and COAs based upon charter or freight rate, as applicable, customer relationships, operating expertise, professional reputation and vessel specifications, including size, age and condition. Many of our competitors have greater resources and access to capital than we have and operate larger fleets than we may operate, and thus they could be able to offer lower charter rates or higher quality vessels than we are able to offer. Any increased competition may cause greater price competition for time and voyage charters and COAs, as well as for the acquisition of high-quality secondhand vessels and newbuild vessels. Furthermore, since the charter or freight rate is generally considered to be one of the principal factors in a charterer’s decision to charter a vessel, the rates offered by our competitors can place downward pressure on rates throughout the charter market. As a result of these factors, we may be unable to charter our vessels, expand our relationships with existing customers or establish relationships with new customers on a profitable basis, if at all, which could have a material adverse effect on our business, results of operations and financial condition, as well as our cash flows, including cash available for dividends to our shareholders.

We are a holding company and we depend on the ability of our subsidiaries to distribute funds to us in order to satisfy our financial obligations and to make dividend payments.

We are a holding company and our subsidiaries conduct all of our operations and own all of our operating assets, including our ships. We have no significant assets other than the equity interests in our subsidiaries. As a result, our ability to pay our obligations and to make dividend payments depends entirely on our subsidiaries and their ability to distribute funds to us. The ability of a subsidiary to make these distributions could be affected by a claim or other action by a third party, including a creditor, or by the law of their respective jurisdiction of incorporation which regulates the payment of dividends. If we are unable to obtain funds from our subsidiaries, our board of directors may exercise its discretion not to declare or pay dividends.

Marshall Islands law generally prohibits the payment of dividends other than from surplus (retained earnings and the excess of consideration received for the sale of shares above the par value of the shares) or if there is no surplus, from the net profits for the current and prior fiscal year, or while a company is insolvent or if it would be rendered insolvent by the payment of such a dividend. We may not have sufficient surplus or net profits in the future to pay dividends, and our subsidiaries may not have sufficient funds, surplus or net profits to make distributions to us. As a result of these and other factors, we may pay dividends during periods when we record losses and may not pay dividends during periods when we record net income. We can give no assurance that dividends will be paid in the future or the amounts of dividends which may be paid.

Our credit facilities and/or other future financing arrangements contain or may contain payment obligations and restrictive covenants that may limit our liquidity and our ability to expand our fleet. A failure by us to meet our obligations under these credit facilities could result in an event of default under such credit facilities and foreclosure on our vessels.

Our credit facilities impose certain operating and financial restrictions on us and require us to be in compliance with certain financial covenants. The operating and financial restrictions generally

(1) limit our ability to, among other things:

•	pay dividends if an event of default has occurred and is continuing or would occur as a result of the payment of such dividends;

•	allow the vessel-owning subsidiaries to cease being, directly or indirectly, our wholly owned subsidiaries;

•	sell or transfer significant assets; or

•	allow the Konstantakopoulos family’s direct or indirect holding in us to fall below 30% of the total issued share capital; and

(2) limit the ability of our applicable financed vessel-owning subsidiaries to, among other things:

•	pay dividends if an event of default has occurred and is continuing or would occur as a result of the payment of such dividends;

•	sell or transfer any of their assets, unless the relevant financing obligation is prepaid;

•	make or repay loans or advances, other than repayment of the credit facilities;

•	make investments in other persons; or

•	create liens on assets or provide guarantees other than for in the ordinary course of trading.

Our credit facilities also require us and our applicable financed vessel-owning subsidiaries to maintain the aggregate of (a) the market value of the mortgaged vessel or vessels and (b) the market value of any additional security provided to the lenders, above a percentage ranging between 115% to 120% of the then-outstanding amount of the credit facility and any related swap exposure. This minimum value covenant must be determined at the expense of the borrower throughout the tenor of the credit facilities.

We are required to maintain compliance with the following financial covenants to maintain minimum liquidity, minimum market value adjusted net worth and leverage ratios, as defined below:

•
the ratio of total liabilities (after deducting all cash and cash equivalents) to market value adjusted total assets (after deducting all cash and cash equivalents) may not exceed 0.75:1 (calculated based on our wholly-owned subsidiary, Costamare Bulkers Ships Inc.’s (“Costamare Bulkers Ships”) consolidated financial statements);

•
the aggregate amount of all cash and cash equivalents including restricted cash (as per Costamare Bulkers’ consolidated financial statements) may not be less than the greater of (i) $30 million or (ii) 3% of total bank debt on a consolidated basis of Costamare Bulkers Ships; and

•	the market value adjusted net worth must at all times exceed $100 million (calculated based on Costamare Bulkers Ships’ consolidated financial statements).

The credit facilities contain customary events of default, including non-payment of principal or interest, breach of covenants or material inaccuracy of representations, default under other indebtedness in excess of a threshold and bankruptcy.

A failure to meet our payment and other obligations could lead to defaults under these credit facilities. Our lenders could then accelerate our indebtedness and foreclose on the vessels in our owned fleet securing those credit facilities, which could result in the acceleration of other indebtedness that we may have at such time and the commencement of similar foreclosure proceedings by other lenders. If any of these events occur, we cannot guarantee that our assets will be sufficient to repay in full all of our outstanding indebtedness and we may be unable to find alternative financing. Even if we could obtain alternative financing, such financing may not be on terms that are favorable or acceptable. The loss of these vessels would have a material adverse effect on our operating results and financial condition as well as on our cash flows, including cash available for dividends to our shareholders. For additional information, see “Item 5. Operating and Financial Review and Prospects—5.B. Liquidity and Capital Resources—Credit Facilities”.

Substantial debt levels may limit our ability to obtain additional financing and pursue other business opportunities or to pay dividends and may increase our cost of borrowing or cause us to issue additional equity securities which would be dilutive to existing shareholders.

As of December 31, 2025, we had outstanding bank loan indebtedness of approximately $157.6 million, and we expect to incur additional indebtedness as we grow our owned fleet or in order to cover its operational needs. This level of debt could have important consequences to us, including the following:

•
our ability to obtain additional financing, if necessary, for working capital, capital expenditures, acquisitions or other purposes may be impaired or such financing may not be available on favorable terms;

•
we may need to use a substantial portion of our cash from operations to make principal and interest payments on our debt, thereby reducing the funds that would otherwise be available for operations, future business opportunities and dividends to our shareholders;

•	our debt level could make us more vulnerable than our competitors with less debt to competitive pressures or a downturn in our business or the economy generally; and

•	our debt level may limit our flexibility in responding to changing business and economic conditions.

Our ability to service our debt depends upon, among other things, our future financial and operating performance, which will be affected by prevailing economic conditions and financial, business, regulatory and other factors, some of which are beyond our control. We may not be able to refinance all or part of our maturing debt on favorable terms, or at all. If our operating income is not sufficient to service our current or future indebtedness, we will be forced to take actions such as reducing or discontinuing dividend payments, reducing or delaying our business activities, acquisitions, investments or capital expenditures, selling assets, restructuring or refinancing our debt, or seeking additional equity capital or bankruptcy protection. We may not be able to effect any of these remedies on satisfactory terms, or at all.

In the future we may change our operational and financial model by replacing amortizing debt in favor of non-amortizing debt with a higher fixed or floating rate without shareholder approval, which may increase our risk of defaulting on our indebtedness if market conditions become unfavorable.

Our limited operating history may make it difficult for our shareholders to evaluate the success of our business to date and to assess our future viability.

Costamare Inc., our former parent company prior to the Spin-Off, historically derived its revenues from the operation of containership vessels, and expanded into the dry bulk shipping sector in June 2021. The CBI business commenced operations in the fourth quarter of 2022. As such, we are relatively new to the dry bulk sector. Entry into a new line of business comes with many risks, such as unforeseen expenses, difficulties in establishing operational policies and business strategy, less familiarity with certain operational challenges in the sector, and other unknown obstacles.

Additionally, changes in our business may make it difficult to accurately compare our prior results and performance and to predict our future financial viability. For example, in September 2025, as part of the realignment of our CBI business, we transferred the majority of the operating platform trading book to a third party. See “Item 4. Information on the Company—4.A. History and Development of the Company.” These risks, combined with our limited operating history and track record, may make it difficult for shareholders to assess our business and future prospects.

The lack of extended historical financial and operational data make it more difficult to accurately evaluate our business. Comparisons of our prior results and performance and any predictions about our future success or viability may not be as accurate as they could be if we had a longer operating history.

The increased volatility of our dry bulk operating platform may have a material adverse effect on our earnings and cash flow.

Our dry bulk operating platform under CBI that commenced operations in the fourth quarter of 2022 represents a relatively new line of business for us. Uncertainties and risks related to our CBI business include, but are not limited to, the fact that the chartering-in and chartering-out of dry bulk vessels is inherently more volatile than traditional vessel ownership and is subject to greater fluctuations based on many factors beyond our control, including global economic conditions, the dry bulk charter market, availability of cargoes to be transported on board the dry bulk vessels we charter-in, off-hire periods and timing delays in the performance of cargo transportation, bunker prices, marine disasters, environmental accidents, war, terrorism, piracy and other circumstances or events. Any such factors could reduce the demand for the chartering-in and chartering-out of dry bulk vessels and could therefore adversely affect our earnings and cash flow.

Additionally, we are in the process of realigning the CBI business to better integrate our chartered-in fleet with our owned dry bulk fleet. This process may require additional capital in the future. Our senior management team and managers have limited experience with the oversight of a dry bulk operating platform and may not successfully or efficiently manage this new line of business and the realignment. See “Item 4. Information on the Company—4.B. Business Overview—General”.

The derivative contracts we have entered into to establish market positions and hedge our exposure to fluctuations in interest rates, foreign currencies, bunker prices, carbon emission allowances prices and freight rates can result in reductions in our shareholders’ equity, our cash position and our income. There can be no assurance that these hedges will be effective as they depend on the credit worthiness of our counterparties. We may also incur losses on these derivative positions, which may have a material adverse effect on our results of operations and financial position.

We may enter into interest rate swaps and interest rate caps for purposes of managing our exposure to fluctuations in interest rates applicable to indebtedness under our credit facilities that are advanced at floating rates based on the Secured Overnight Financing Rate (“SOFR”). Further, we have entered into foreign exchange derivative contracts, and we may enter into cross-currency swap agreements to manage our exposure to fluctuations in foreign currencies. The amount of interest we may be required to pay may end up being higher than the amount we would have to pay had we not entered in such derivative contracts, depending on market circumstances.

Through our dry bulk operating platform, we use derivative instruments, such as forward freight agreements in order to establish market positions on the freights market. From time to time, we also use derivative instruments such as forward freight agreements, foreign currency options and bunker swaps to hedge our exposure to fluctuations in the charter market, foreign exchange rates and bunker prices. Furthermore, we use derivative instruments to hedge our exposure to European Union Allowances (“EUAs”) within the context of EU’s Emissions Trading Scheme. The settlement amounts we may have to pay (or receive) at expiration of such derivative contracts (or whilst trading such derivative contracts) may be higher (or lower) than the amount we would have to pay (or receive), had we not entered into such derivative contracts, depending on market circumstances. Furthermore, we are exposed to basis risk on our forward freight agreements and bunker swaps that have been utilized for hedging, as the derivatives indices do not exactly match vessel or bunker real market characteristics. For instance, we may charter vessels that do not match with the freight forward agreements indices specifications, or we may enter into bunker swap contracts that are priced on different ports than where the actual bunker purchases will take place. Hence, we will not be in a position to perfectly hedge our freight and bunker market risk through forward freight agreements and bunker swaps. As a result of such trades, we may incur derivative exposure that could have a material adverse effect on our future performance, results of operations, cash flows and financial position. Daily fluctuations in the derivatives market could lead to cash flow risk as negative variances in mark to market value may require margin calls. We may incur losses on these derivative positions, and those losses could be material.

There is no assurance that our derivative contracts or any that we enter into in the future will provide adequate protection (when traded for hedging purposes) against adverse changes in interest rates, currency exchange rates, freight rates, EUA prices or bunker prices or that our counterparties will be able to perform their obligations. In addition, there may be new future regulation of the swaps markets in the United States, the European Union and elsewhere, and the cost of interest rates and currency hedges may increase or suitable hedges may not be available.

While we monitor the credit risks associated with our counterparties and many of our derivative contracts are cleared through clearinghouses, there can be no assurance that these counterparties would be able to meet their commitments under our derivative contracts or any future derivative contract. The potential for our counterparties to default on their obligations under our derivative contracts may be highest when we are most exposed to the fluctuations in interest, currency, freight, bunker and EUA rates such contracts are designed to hedge, and several or all of our counterparties may simultaneously be unable to perform their obligations due to the same events or occurrences in global financial markets.

To the extent our existing derivative contracts do not, and future derivative contracts may not, qualify for treatment as hedges for accounting purposes we would recognize fluctuations in the fair value of such contracts in our statement of operations. To the extent future derivative contracts that we may enter into qualify for treatment as hedges for accounting purposes, any changes in the fair value of such derivative contracts will be recognized in “Accumulated Other Comprehensive Loss” on our balance sheet. For additional information see “Item 5. Operating and Financial Review and Prospects”.

Fluctuations in interest rates could result in financial losses for us.

We are exposed to a market risk relating to fluctuations in interest rates because all of our credit facilities bear interest costs at a floating rate based on SOFR. Significant increases in interest rates could adversely affect our financial position, results of operations and our ability to service our debt. From time to time, we take positions in interest rate derivative contracts in order to manage our exposure to and risk associated with such interest rates fluctuations, however no assurance can be given that the use of these derivative instruments may effectively protect us from adverse interest rate movements. For example, between the start of 2022 to the end of 2023, SOFR increased from 0.05% to 5.38%. While SOFR gradually decreased during 2024 and 2025, it remained elevated at 3.87% as of December 31, 2025. Our obligations under our secured credit facilities that bear interest at SOFR plus a margin amounted to $157.6 million as of December 31, 2025. For additional information, see “Item 5. Operating and Financial Review and Prospects—5.B. Liquidity and Capital Resources—Credit Facilities”.

Because we generate all of our revenues in U.S. dollars but incur a significant portion of our expenses in other currencies, exchange rate fluctuations could negatively affect our results of operations.

Fluctuations in currency exchange rates may have a material impact on our financial performance. We generate all of our revenues in U.S. dollars, but a substantial portion of our vessels’ operating expenses and overheads are incurred in currencies other than U.S. dollars. This difference could lead to fluctuations in net income due to changes in the value of the U.S. dollar relative to other currencies, in particular the Euro and Singapore dollar. Expenses incurred in foreign currencies against which the U.S. dollar falls in value could increase, thereby decreasing our net income. While we may hedge some of this exposure from time to time, our U.S. dollar-denominated results of operations and financial condition and ability to pay dividends could suffer from adverse currency exchange rate movements. For additional information, see “Item 5. Operating and Financial Review and Prospects—5.B. Liquidity and Capital Resources—Credit Facilities”.

Increased competition in technology and innovation could reduce our charter hire and freight income and the value of our owned vessels.

The charter rates and the value and operational life of a vessel are determined by a number of factors, including the vessel’s efficiency, operational flexibility and physical life. Efficiency includes speed and fuel economy as well as greenhouse gas (“GHG”) emissions intensity. Flexibility includes the ability to enter harbors, utilize related docking facilities and pass through canals and straits. Physical life is related to the original design and construction, maintenance and the impact of the stress of operations. If new vessels are built in the future that are more efficient or flexible or have longer physical lives than our owned vessels, competition from these more technologically advanced vessels could adversely affect our ability to re-charter, the amount of charter hire payments that we receive for our owned vessels once their current time charters expire and the resale value of our owned vessels. This could adversely affect our revenues and cash flows, and our ability to service our debt or pay dividends to our shareholders.

We are subject to regulation and liability under environmental and operational safety laws that could require significant expenditures and affect our cash flows and net income.

Our business and the operation of our vessels are materially affected by environmental regulations in the form of international, national, state and local laws, regulations, conventions, treaties and standards in force in international waters and the jurisdictions in which our vessels operate, as well as in the country or countries of their registration, including regulations governing the management and disposal of hazardous substances and wastes, the cleanup of oil spills and other contamination, air emissions, water discharges, ballast water management and climate change. We may incur substantial costs in complying with these requirements, including costs for ship modifications and changes in operating procedures. Because such conventions, laws and regulations are often revised, it is difficult to predict the ultimate cost of compliance with such requirements or their impact on the resale value or useful lives of our vessels.

Environmental regulations may also require or cause a reduction in cargo capacity, vessel modifications or operational changes or restrictions, lead to decreased availability of or increased costs for insurance coverage relating to environmental matters or result in the denial of access to certain jurisdictional waters or ports. Under local, national and foreign laws, as well as international treaties and conventions, we could incur material liabilities, including obligations to pay for emissions allowances, cleanup obligations and claims for natural resource damages, personal injury and/or property damages in the event that there is a release of petroleum or other hazardous materials from our vessels or otherwise in connection with our operations. Violations of, or liabilities under, environmental requirements can also result in substantial penalties, fines and other sanctions, including criminal sanctions, and, in certain instances, seizure or detention of our vessels. Events of this nature or additional environmental conventions, laws and regulations could have a material adverse effect on our business, results of operations and financial condition, as well as our cash flow, including cash available for dividends to our shareholders.

For example, the International Safety Management Code (the “ISM Code”) requires vessel managers to develop and maintain an extensive “Safety Management System” (“SMS”) and to obtain a Safety Management Certificate (“SMC”) verifying compliance with its approved SMS and a document of compliance with the ISM Code from the government of each vessel’s flag state. Failure to comply with the ISM Code may lead to withdrawal of the permit to operate or manage the vessels, subject us to increased liability, decrease or suspend available insurance coverage for the affected vessels, or result in a denial of access to, or detention in, certain ports. Each of the vessels in our owned fleet, Costamare Shipping and each of our sub-managers is ISM Code-certified, although such certifications are subject to change or revocation.

Furthermore, on January 1, 2020, the emissions standard under MARPOL Annex VI for the reduction of sulphur oxides came into force. Compliance with this emissions standard requires either the installation of exhaust gas scrubbers, which allows the vessel to use the existing, less expensive, high sulphur content fuel, or fuel system modification and tank cleaning, which allows the vessel to use more expensive, low sulphur fuel. It is unclear how the new emissions standard will affect the employment of vessels in the future, given that the cost of fuel is borne by our charterers for vessels employed on a time charter basis or us when we charter-in vessels and employ them on a voyage charter basis. Our owned and chartered-in vessels that have not been equipped with scrubbers may be less competitive compared to vessels that are equipped with scrubbers and may have difficulty finding employment, may command lower charter hire and/or may need to be scrapped. As of March 16, 2026, we owned eight dry bulk vessels and have chartered-in nine dry bulk vessels that are equipped with scrubbers.

In addition, on December 31, 2018, our European Union Member State-flagged (“EU-flagged”) vessels became subject to Regulation (EU) No 1257/2013 of the European Parliament and of the Council of 20 November 2013 on ship recycling (the “EU Ship Recycling Regulation” or “ESRR”) and exempt from the Regulation (EC) No 1013/2006 of the European Parliament and of the Council of 14 June 2006 on shipments of waste (the “European Waste Shipment Regulation” or “EWSR”) which had previously governed their disposal and recycling. The EWSR continues to be applicable to Non-European Union Member State-flagged (“non-EU-flagged”) vessels. As of December 31, 2025, one of our 31 vessels was EU-flagged.

Under the ESRR, commercial EU-flagged vessels of 500 gross tonnage and above may be recycled only at shipyards included on the European List of Authorised Ship Recycling Facilities (the “European List”). As of December 31, 2025, all our EU-flagged vessels met this weight specification. The European List presently includes ten facilities in Turkey but no facilities in the major ship recycling countries in Asia. The combined capacity of the European List facilities may prove insufficient to absorb the total recycling volume of EU-flagged vessels. This circumstance, in tandem with a possible decrease in cash sales, may result in longer wait times for divestment of recyclable vessels as well as downward pressure on the purchase prices offered by European List shipyards. Furthermore, facilities located in the major ship recycling countries generally offer significantly higher vessel purchase prices, and as such, the requirement that we utilize only European List shipyards may negatively impact revenue from the residual values of our vessels.

In addition, the EWSR requires that non-EU-flagged ships departing from European Union ports be recycled solely in Organisation for Economic Cooperation and Development (“OECD”) member countries. In March 2018, the Rotterdam District Court ruled that the sales of four recyclable vessels by third-party Dutch ship owner Seatrade to cash buyers, who then reflagged and resold the vessels to non-OECD country recycling yards, were effectively indirect sales to non-OECD country yards, in violation of the EWSR. As a result, we may be subject to a heightened risk of non-compliance, due diligence obligations and costs in instances where we sell older ships to cash buyers for vessel recycling.

Governmental regulation of the shipping industry, particularly in the areas of safety and environmental requirements, is expected to become stricter in the future. We believe that the heightened environmental, quality and security concerns of insurance underwriters, regulators and charterers will lead to additional compliance obligations, including enhanced risk assessment and security requirements and greater inspection and safety requirements for vessels. To comply with new environmental laws and regulations and other requirements that may be adopted, we may be required to incur significant capital and operational expenditures to keep our vessels in compliance, or to scrap or sell certain vessels entirely. For additional information see “Item 4. Information on the Company—4.B. Business Overview—Risk of Loss and Liability Insurance—Environmental and Other Regulations”.

Climate change and related legislation or regulations may adversely impact our business, including potential financial, operational and physical impacts.

Growing concern about the sources and impacts of global climate change has led to the proposal or enactment of a number of domestic and foreign legislative and administrative measures, as well as international agreements and frameworks, to monitor, regulate and limit carbon dioxide and other GHG emissions. Although the Paris Agreement, which was adopted under the UN Framework Convention on Climate Change in 2015, does not specifically require controls on GHG emissions from ships, it is possible that countries will seek to impose such controls as they implement the Paris Agreement or any new treaty that may be adopted in the future. In the European Union, emissions are regulated under the EU Emissions Trading System (the “EU ETS”), an EU-wide trading scheme for industrial GHG emissions. In May 2023, EU ETS regulations were amended in order to include emissions from maritime transport activities in the EU ETS and to require the monitoring, reporting and verification of emissions of additional greenhouse gases and emissions from additional ship types. In January 2024, the EU ETS was extended to cover CO2 emissions from all large ships (of 5,000 gross tonnage and above) entering EU ports, and as of 2026, now applies to 100% of the CO2 in scope and methane and nitrous oxide emissions. The EU MRV Regulation 2015/757 was also extended to now cover offshore vessels and general cargo ships of over 400 gross tonnage. Shipping companies will need to buy allowances that correspond to the emissions covered by the system. Additional jurisdictions may adopt similar GHG emissions monitoring and reduction schemes in the future.

The EU has also enacted the FuelEU Maritime Regulation (as defined below), which became effective on January 1, 2025. The regulation established uniform rules imposing a limit on the GHG intensity of the energy used onboard ships arriving at, staying within or departing from ports under the jurisdiction of an EEA country. The Regulation requires reductions in the lifecycle GHG intensity of fuel measured on a Well-to-Wake (“WtW”) basis which will gradually increase over time, beginning with a 2% reduction in 2025, up to 80% by 2050.

In addition, as of January 2023, amendments to MARPOL Annex VI require ships to reduce GHG emissions using technological and operational approaches to improve energy efficiency and that provide important building blocks for future GHG emissions reduction measures. Under these regulations, vessels must calculate their Energy Efficiency Existing Ships Index (“EEXI”) and Carbon Intensity Indicator (“CII”), and vessels that receive poor ratings may incur additional regulatory burdens. These and other emission requirements present significant challenges for vessel owners and operators. To address any potential compliance challenges for some of our existing vessels, particularly the older ones, we may incur significant capital expenditures to apply efficiency improvement measures and meet the required EEXI threshold, such as steps associated with shaft/engine power limitation (power optimization), fuel change, energy saving devices and ship replacement. The EEXI and CII regulatory framework may also accelerate the scrapping of older tonnage, while the adoption of a shaft/engine power limitation as a measure to comply with such framework may lead to the continuing prevalence of slow steaming to even lower speeds. This, in turn, could result in the contracting/building of new ships to replace any reduction in capacity.

In July 2023, the International Maritime Organization (“IMO”) adopted the 2023 IMO Strategy on Reduction of GHG Emissions from Ships, a framework for Member States that established new mid-term emissions reduction goals and guidance. In April 2025, at Marine Environment Protection Committee (“MEPC”) 83, MEPC approved the draft legal text of the IMO net-zero framework (“NZF”) to be included as a new chapter in MARPOL Annex VI, among other climate-related measures. The NZF includes a new fuel standard for ships and a global GHG emissions pricing mechanism. These regulations were slated for adoption in October 2025; however, MEPC agreed to adjourn the meeting on adoption until October 2026. As a result, the NZF may be subject to further changes. Adoption of the NZF may require us to incur additional capital expenditures to achieve compliance with the proposed regulations.

These requirements and any adoption of additional climate control legislation or other regulatory initiatives by the IMO, the European Union, the United States or other countries where we operate, or any treaty adopted at the international level, that restricts emissions of GHGs could significantly increase our operating costs, including for the purchase of emissions credits or penalties for our ships exceeding GHG emissions intensity requirements or applicable emissions thresholds, require us to make significant financial expenditures, including the installation of pollution controls, or reduce the value of our fleet, as well as have other impacts on our business or operations that we cannot predict with certainty at this time. Even in the absence of climate control legislation and regulations, our business and operations may be materially affected to the extent that climate change results in sea level changes or more intense weather events. For additional information see “Item 4. Information on the Company—4.B. Business Overview—Risk of Loss and Liability Insurance—Environmental and Other Regulations”.

We rely on information systems of our affiliated managers and agencies and other service providers to conduct our business, and failure to protect these systems against security breaches could adversely affect our business and results of operations. Additionally, if these systems fail or become unavailable for any significant period of time, our business could be harmed.

The safe and efficient operation of our business including, but not limited to, accounting, billing, disbursement, booking and tracking, vessel scheduling, vessel operations and managing our financial exposure is dependent on computer hardware and software systems which are operated by our affiliated managers. Information systems are vulnerable to security breaches by computer hackers and cyber terrorists. We rely on industry-accepted security measures and technology to securely maintain confidential and proprietary information maintained on our information systems. However, these measures and technology may not adequately prevent cybersecurity breaches, the access, capture or alteration of information by criminals, the exposure or exploitation of potential security vulnerabilities, the installation of malware or ransomware, acts of vandalism, computer viruses, misplaced data or data loss. In addition, the unavailability of the information systems or the failure of these systems to perform as anticipated for any reason could disrupt our business and could result in decreased performance and increased operating costs, causing our business and results of operations to suffer. Failure of critical systems on board a vessel such as failure of its propulsion system or its steering and navigation control systems due to breaches on vessel’s information systems entails a major safety risk and could lead to dangerous situations for the safety of the seafarers on board the vessel, the vessel and potentially threaten the environment. Our managers and service providers also rely on information systems to provide us with their services. Any significant interruption or failure of our, or one of our manager’s or service provider’s information systems or any significant breach of security could adversely affect our business, results of operations and financial condition, as well as our cash flows, including cash available for dividends to our shareholders. Furthermore, any changes in the nature of cyber threats might require us to adopt additional procedures for monitoring cybersecurity, which could require additional expenses and/or capital expenditures.

The smuggling of drugs or other contraband onto our vessels may lead to governmental claims against us, which could subject us to fines, penalties or litigation which could have an adverse effect on our results of operations and financial condition.

Our vessels have called and we expect will continue to call in ports in South America and other areas where smugglers attempt to hide drugs and other contraband on vessels, with or without the knowledge of crew members. To the extent our vessels are found with contraband, whether inside or attached to the hull of our vessel and whether with or without the knowledge of any of our crew, we may face governmental or other regulatory claims or penalties which could have an adverse effect on our business, results of operations, financial condition, as well as our cash flows, including cash available for dividends to our shareholders.

Increased inspection procedures, tighter import and export controls and new security regulations could increase costs and cause disruption of our business.

International shipping is subject to security and customs inspection and related procedures in countries of origin, destination and certain trans-shipment points. These inspection procedures can result in cargo seizure, delays in loading, offloading, trans-shipment or delivery, and the levying of customs duties, fines and other penalties against us.

Changes to inspection and security procedures could also impose additional costs and obligations on our customers and may, in certain cases, render the shipment of certain types of cargo uneconomical or impractical. Any such changes or developments could have a material adverse effect on our business, results of operations and financial condition, as well as our cash flows, including cash available for dividends to our shareholders.

The operation of our vessels is also affected by the requirements set forth in the International Ship and Port Facilities Security Code (the “ISPS Code”). The ISPS Code requires vessels to develop and maintain a ship security plan that provides security measures to address potential threats to the security of ships or port facilities. Although each of our owned vessels is ISPS Code-certified, any failure to comply with the ISPS Code or maintain such certifications may subject us to increased liability and may result in denial of access to, or detention in, certain ports. Furthermore, compliance with the ISPS Code requires us to incur certain costs. Although such costs have not been material to date, if new or more stringent regulations relating to the ISPS Code are adopted by the IMO and the flag states, these requirements could require significant additional capital expenditures or otherwise increase the costs of our operations.

Governments could requisition our owned vessels during a period of war or emergency, resulting in loss of earnings.

A government of the jurisdiction where one or more of our owned vessels are registered could requisition for title or seize our owned vessels. Requisition for title occurs when a government takes control of a vessel and becomes its owner. Also, a government could requisition our owned vessels for hire. Requisition for hire occurs when a government takes control of a ship and effectively becomes the charterer at dictated charter rates. Generally, requisitions occur during a period of war or emergency, although governments may elect to requisition vessels in other circumstances. Although we would expect to be entitled to compensation in the event of a requisition of one or more of our owned vessels, the amount and timing of payment, if any, would be uncertain. Government requisition of one or more of our owned vessels may cause us to breach covenants in certain of our credit facilities, and could have a material adverse effect on our business, results of operations and financial condition, as well as our cash flows, including cash available for dividends to our shareholders.

Acts of piracy and attacks on ocean-going vessels could adversely affect our business.

Acts of piracy and attacks have historically affected ocean-going vessels trading in certain regions of the world, such as the South China Sea, the Malacca Strait, the Red Sea, the Gulf of Aden, the Persian Gulf and the Arabian Sea. Piracy continues to occur in the Gulf of Aden, off the coast of Somalia, West Africa, and increasingly in the Gulf of Guinea. Furthermore, the seizures and attacks by the Houthi and Iran on commercial vessels in the Red Sea, Gulf of Aden, the Persian Gulf and the Arabian Sea have impacted seaborne trade as many companies have decided to reroute vessels to avoid the Suez Canal and Red Sea. We consider potential acts of piracy to be a material risk to the international shipping industry, and protection against this risk requires vigilance. Our vessels regularly travel through regions where pirates are active. Crew costs could also increase in such circumstances. In the event that a vessel is seized and remains in captivity for a period exceeding 180 days, the charterers will terminate the charter and the insurance cover will expire. We may not be adequately insured to cover losses from acts of terrorism, piracy, regional conflicts and other armed actions, which could have a material adverse effect on our results of operations, financial condition and ability to pay dividends.

Our insurance may be insufficient to cover losses that may occur to our property or result from our operations.

The operation of any vessel includes risks such as mechanical failure, collision, fire, contact with floating objects, property loss, cargo loss or damage and business interruption due to political circumstances in foreign countries, hostilities and labor strikes. In addition, there is always an inherent possibility of a marine disaster, including oil spills and other environmental incidents. There are also liabilities arising from owning and operating vessels in international trade. We procure insurance for our fleet of dry bulk vessels in relation to risks commonly insured against by vessel owners and operators. Our current insurance includes (i) hull and machinery insurance covering damage to our and third-party vessels’ hulls and machinery, (ii) war risks insurance covering losses associated with the outbreak or escalation of hostilities and (iii) protection and indemnity insurance (which includes environmental damage) covering, among other things, third-party and crew liabilities such as expenses resulting from the injury or death of crew members, passengers and other third parties, the loss or damage to cargo, third-party claims arising from collisions with other vessels, damage to other third-party property and pollution arising from oil or other substances.

We can give no assurance that we are adequately insured against all risks or that our insurers will pay a particular claim. Even if our insurance coverage is adequate to cover our losses, we may not be able to obtain a timely replacement vessel in the event of a loss of a vessel. Under the terms of our credit facilities, we are subject to restrictions on the use of any proceeds we may receive from claims under our insurance policies. Furthermore, in the future, we may not be able to obtain adequate insurance coverage at reasonable rates for our fleet. For example, more stringent environmental regulations have led to increased costs for, and in the future may result in the lack of availability of, insurance against risks of environmental damage or pollution. We may also be subject to calls, or premiums, in amounts based not only on our own claim records but also the claim records of all other members of the protection and indemnity associations through which we receive indemnity insurance coverage. There is no cap on our liability exposure for such calls or premiums payable to our protection and indemnity association. Our insurance policies also contain deductibles, limitations and exclusions which, although we believe are standard in the shipping industry, may nevertheless increase our costs. A catastrophic oil spill or marine disaster could exceed our insurance coverage, which could have a material adverse effect on our business, results of operations and financial condition and our ability to pay dividends to our shareholders. Any uninsured or underinsured loss could harm our business and financial condition. In addition, the insurance may be voidable by the insurers as a result of certain actions, such as vessels failing to maintain required certification.

We do not carry loss of hire insurance. Loss of hire insurance covers the loss of revenue during extended vessel off-hire periods, such as those that occur during an unscheduled dry-docking due to damage to the vessel from accidents. Accordingly, any loss of a vessel or any extended period of vessel off-hire, due to an accident or otherwise, could have a material adverse effect on our business, results of operations and financial condition and our ability to pay dividends to our shareholders.

Our charterers may engage in legally permitted trading in locations which may still be subject to sanctions or boycott, such as Iran. Our insurers may be contractually or by operation of law prohibited from honoring our insurance contract for such trading, which could result in reduced insurance coverage for losses incurred by the related vessels. Furthermore, our insurers and we may be prohibited from posting or otherwise be unable to post security in respect of any incident in such locations, resulting in the loss of use of the relevant vessel and negative publicity for our Company which could negatively impact our business, results of operations, cash flows and share price.

Maritime claimants could arrest our vessels, which could interrupt our cash flows.

Crew members, suppliers of goods and services to a vessel, shippers or receivers of cargo and other parties may be entitled to a maritime lien against a vessel for unsatisfied debts, claims or damages, including, in some jurisdictions, for debts incurred by previous owners. In many jurisdictions, a maritime lien-holder may enforce its lien by arresting a vessel. The arrest or attachment of one or more of our vessels, if such arrest or attachment is not timely discharged, could cause us to default on a charter or breach covenants in certain of our credit facilities, could interrupt our cash flows and could require us to pay large sums of money to have the arrest or attachment lifted. In addition, in some jurisdictions, such as South Africa, under the “sister ship” theory of liability, a claimant may arrest both the vessel that is subject to the claimant’s maritime lien and any “associated” vessel, which is any vessel owned or controlled by the same owner. Claimants could try to assert “sister ship” liability against one vessel in our fleet for claims relating to another of our vessels or to other vessels owned or controlled by Costamare Inc. or by our largest shareholder, Konstantinos Konstantakopoulos. Any of these occurrences could have a material adverse effect on our business, results of operations and financial condition, as well as our cash flows, including cash available for dividends to our shareholders.

Compliance with safety and other requirements imposed by classification societies may be very costly and may adversely affect our business.

The hull and machinery of every commercial vessel must be classed by a classification society. The classification society certifies that the vessel has been built and maintained in accordance with the applicable rules and regulations of the classification society. Every vessel must comply with all applicable international conventions and the regulations of the vessel’s flag state as verified by a classification society and must successfully undergo periodic surveys, including annual, intermediate and special surveys. If any vessel does not maintain its class, it will lose its insurance coverage and therefore will be unable to trade, and the vessel’s owner will be in breach of relevant covenants under its financing arrangements. Failure to maintain the class of one or more of our vessels could have a material adverse effect on our financial condition and results of operations, as well as our cash flows, including cash available to pay dividends to shareholders.

Our business depends upon certain members of our senior management and our affiliated managers and agencies who may not necessarily continue to work for us.

Our future success depends to a significant extent upon certain members of our senior management and our affiliated managers and agencies. Our affiliated managers and agencies and certain members of our senior management team are crucial to the execution of our business strategies and to the growth and development of our business. If these individuals were no longer to be affiliated with us or our affiliated managers and agencies, or if we were to otherwise cease to receive services from them, we may be unable to recruit other employees with equivalent talent and experience, which could have a material adverse effect on our financial condition and results of operations.

Our chief executive officer has an affiliation with one of our agencies and our largest shareholder has affiliations with our affiliated managers, three of our agencies and others that could create conflicts of interest between us and our affiliated managers, our agencies or other entities in which they have an interest.

Pursuant to the Framework Agreement between Costamare Shipping Company S.A. (“Costamare Shipping”) and us dated May 6, 2025 (the “Framework Agreement”), the Services Agreement between Costamare Shipping Services Ltd. (“Costamare Services”) and our vessel-owning subsidiaries dated May 6, 2025 (the “Services Agreement”) and the separate ship-management agreements pertaining to each vessel, our affiliated managers provide us with, among other things, commercial, technical and other services. Our affiliated managers are controlled by our largest shareholder, Konstantinos Konstantakopoulos, alone or together with a member of his family.

Costamare Shipping may subcontract certain of its obligations to affiliated sub-managers, such as Navilands Bulker Management Ltd. (“Navilands”) and Navilands (Shanghai) Bulkers Management Ltd. (“Navilands (Shanghai)”), both of which are also controlled by Konstantinos Konstantakopoulos, or subject to our consent, to third party sub-managers. Starting in January 2026, our vessel-owning subsidiaries have appointed Navilands Maritime Services Ltd. (“Navilands Maritime”) to provide purchasing services and support services in relation to vessel maintenance, repairs and dry-docking as requested. Navilands Maritime is also controlled by Mr. Konstantakopoulos.

In addition, pursuant to agreements dated November 14, 2022, as most recently amended and restated on May 6, 2025, Costamare Bulkers Services GmbH (“Local Agency A”), Costamare Bulkers Services ApS (“Local Agency B”) and Costamare Bulkers Services Pte. Ltd. (“Local Agency C”), and pursuant to the agreement dated November 20, 2023 as most recently amended and restated on May 6, 2025 (collectively, the “Agency Agreements”), Costamare Bulkers Services Co., Ltd (“Local Agency D”, and together with Local Agency A, Local Agency B and Local Agency C, the “Local Agencies”) provide chartering and other services to CBI. Local Agency A, Local Agency B and Local Agency D are controlled by our largest shareholder, Konstantinos Konstantakopoulos. Local Agency C is controlled by our chief executive officer, Gregory Zikos.

CBI may charter out its vessels to Local Agency C. CBI provides a tax indemnity under a deed (the “Tax Indemnity Deed”) to Local Agency C with respect to certain disputes with local tax authorities. The terms of the Framework Agreement, the Services Agreement, the separate ship management agreements and the Agency Agreements were set before the Spin-Off by Costamare Inc. and have not been negotiated at arm’s length by non-related third parties. Accordingly, the terms may be less favorable to us than if such terms were obtained from a non-related third party.

Additionally, as of March 16, 2026, Konstantinos Konstantakopoulos, our largest shareholder, owns approximately 31.0% of our common shares in addition to 235 shares of the new Series B Preferred Stock, which entitles its holder to 50,000 votes per share. Accordingly, he effectively holds 53.6% of the voting power in the Company. This relationship could create conflicts of interest between us, on the one hand, and our affiliated managers or three of our agencies, on the other hand. These conflicts, which are addressed in the Framework Agreement, the Services Agreement, the separate ship management agreements, Agency Agreements and the restrictive covenant agreement between us and Konstantinos Konstantakopoulos, may arise in connection with the chartering, purchase, sale and operation of the vessels in our fleet versus vessels owned or chartered-in by other companies, including companies affiliated with our largest shareholder. These conflicts of interest may have an adverse effect on our results of operations. See “Item 4. Information on the Company—4.B. Business Overview—Management of Our Fleet”, “Item 7. Major Shareholders and Related Party Transactions—7.B. Related Party Transactions” and “Item 10. Additional Information—10.B. Memorandum and Articles of Association—Series B Preferred Stock”.

Our arrangements with our largest shareholder restrict his ability to compete with us, but such restrictive covenants may be unenforceable.

Konstantinos Konstantakopoulos, our largest shareholder, entered into a restrictive covenant agreement with us on June 30, 2025, under which, for so long as the Company continues to receive management services from entities affiliated with Mr. Konstantakopoulos’ and Mr. Konstantakopoulos continues to beneficially own at least 10% of our outstanding share capital, Mr. Konstantakopoulos will agree to restrictions on his ownership and acquisition of interests in any dry bulk vessel, and any business involved in the ownership of dry bulk vessels, subject to certain exceptions, including (i) pursuant to his involvement with us, (ii) with respect to certain acquisitions that we are first given the opportunity to make and (iii) interests acquired prior to entering into the restrictive covenant agreement.

Konstantinos Konstantakopoulos has also agreed that if one of our vessels and a vessel majority owned directly or indirectly by him are both available and meet the criteria for an available charter, our vessel will be offered such charter. Such priority chartering obligation currently applies in respect of one dry bulk vessel controlled by Mr. Konstantakopoulos, but does not apply to one dry bulk vessel owned by companies in which Mr. Konstantakopoulos holds a passive interest. This could give rise to a conflict of interest, which could adversely impact our results of operations. Mr. Konstantakopoulos also has a controlling interest in a company that owns one dry bulk vessel (which is not comparable to any of our owned vessels) and holds a passive interest in a business involved in the ownership of one dry bulk vessel (which is comparable to 17 of our owned vessels).

While no waivers have been granted since entry into the restrictive covenant agreement, we cannot rule out the possibility that our board of directors will grant such waivers in the future. For more information on the restrictive covenant agreement, see “Item 7. Major Shareholders and Related Party Transactions—7.B. Related Party Transactions—Restrictive Covenant Agreements”.

In addition, the restrictive covenant agreement is governed by English law, and English law generally does not favor the enforcement of such restrictions which are considered contrary to public policy and facially are void for being in restraint of trade. Our ability to enforce these restrictions, should it ever become necessary, will depend upon us establishing that there is a legitimate proprietary interest that is appropriate to protect, and that the protection sought is no more than is reasonable, having regard to the interests of the parties and the public interest. We cannot give any assurance that a court would enforce the restrictions as written by way of an injunction or that we could necessarily establish a case for damages as a result of a violation of the restrictive covenant agreement.

Costamare Inc. may compete in the international dry bulk shipping industry, and we may compete in the international containership shipping industry moving forward, which could result in conflicts of interest.

Following the completion of the Spin-Off, we owned only dry bulk vessels and the dry bulk operating platform under CBI, and Costamare Inc. owned only containerships and its leasing business under NML. While we do not currently have plans to expand outside of the dry bulk shipping industry into other international shipping sectors, such as the containership industry, there can be no assurances that we will not do so in the future.

The Separation and Distribution Agreement includes certain restrictions on Costamare Inc.’s ability to operate in the dry bulk shipping industry. For example, they are restricted from acquiring or owning dry bulk vessels or a controlling interest in a business that owns such vessels without offering us the opportunity to acquire such dry bulk vessels. However, if we are unable to acquire such dry bulk vessels from Costamare Inc. within the periods set forth in the Separation and Distribution Agreement, Costamare Inc. will thereafter be free to own, operate and charter such dry bulk vessels.

Additionally, in the event Costamare Inc. enters the international dry bulk shipping industry or we enter the international containership shipping industry, conflicts of interest may arise from the following relationships:

•
our affiliated managers have substantially similar contractual relationships with Costamare Inc. as they have with us, which does not include any restrictions on offering dry bulk or containership opportunities to Costamare Inc. before us or to us before Costamare Inc.,

•	certain members of our board of directors and our management are also members of the board of directors or management of Costamare Inc., and

•	our major shareholders, Konstantinos Konstantakopoulos and members of his family, are also major shareholders of Costamare Inc.

Such potential conflicts of interest, as well as Costamare Inc.’s activity in the international dry bulk shipping industry, could have an adverse effect on the results of our operations.

Certain of our managers are permitted to, and are actively seeking to, provide management services to vessels owned by third parties that compete with us, which could result in conflicts of interest or otherwise adversely affect our business.

Our sub-managers V.Ships Greece Ltd. (“V.Ships Greece”), FML Ship Management Limited (“FML”), Navilands and Navilands (Shanghai) provide and actively seek to provide services to third parties. Costamare Shipping and Costamare Services have provided in the past and may provide in the future management services and other services to dry bulk vessels owned by entities controlled by our largest shareholder, Konstantinos Konstantakopoulos or members of his family and their affiliates that are similar to and may compete with our vessels. Our managers’ provision of management services to third parties, including related parties, that may compete with our owned vessels could give rise to conflicts of interest or adversely affect the ability of these managers to provide the level of service that we require. Conflicts of interest with respect to certain services, including sale and purchase and chartering activities, among others, may have an adverse effect on our results of operations.

Our affiliated managers and agencies are privately held companies and there is little or no publicly available information about them.

The ability of our affiliated managers and agencies to continue providing services for our benefit will depend in part on their own financial strength. Circumstances beyond our control could impair our managers’ financial strength, and because they are privately held companies, information about their financial strength is not publicly available. As a result, an investor in our shares might have little advance warning of problems affecting any of our managers, even though these problems could have a material adverse effect on us. As part of our reporting obligations as a public company, we will disclose information regarding our affiliated managers and agencies that has a material impact on us to the extent that we become aware of such information.

We depend on our affiliated managers and agencies to operate and expand our business and compete in our markets.

Pursuant to the Framework Agreement, the Services Agreement and the separate ship-management agreements pertaining to each vessel, our affiliated managers provide us with, among other things, commercial, technical and other services for our owned fleet. Pursuant to the Agency Agreements, CBI appointed the Agency Companies on an exclusive basis to provide chartering, cargo sourcing and/or research services. CBI may also charter out its vessels to Local Agency C, as shippers in Asia and the Australia-Pacific region prefer to deal with a chartering company based in Singapore. Local Agency C does not receive any commissions whatsoever for such arrangements as it is acting in the circumstances as a “paying/receiving agent” for CBI. All the economic results of the relevant charter-out arrangements by Local Agency C are passed onto CBI on a back-to-back basis, including any address commissions received by Local Agency C. See “Item 4. Information on the Company—4.B. Business Overview— Management of Our Fleet” and “Item 7. Major Shareholders and Related Party Transactions—7.B. Related Party Transactions—Management and Services Agreements”. Our operational success and ability to execute our growth strategy depends significantly upon our affiliated managers’ and agencies’ satisfactory performance of these services. Our business will be harmed if such entities fail to perform these services satisfactorily or if they stop providing these services.

Costamare Shipping, an affiliated manager, also owns the Costamare trademarks, which consist of the name “COSTAMARE” and the Costamare logo, and has agreed to license each trademark to us on a royalty free basis for the life of the Framework Agreement. If the Framework Agreement, Services Agreement or any of the Agency Agreements were to be terminated or if their terms were to be altered, our business could be adversely affected, as we may not be able to immediately replace such services, and even if replacement services were immediately available, the terms offered could be less favorable than the ones offered by our affiliated managers and agencies.

Our ability to compete for and enter into new time charters or voyage charters and to expand our relationships with our existing charterers depends largely on our relationship with our affiliated managers and agencies and their reputation and relationships in the shipping industry. If our affiliated managers and agencies suffer material damage to their reputation or relationships, it may harm the ability of us or our subsidiaries to:

•	renew existing charters upon their expiration;

•	obtain new charters;

•	successfully enter into sale and purchase transactions;

•	obtain financing and other contractual arrangements with third parties on commercially acceptable terms (therefore potentially increasing operating expenditure for the fleet);

•	maintain satisfactory relationships with our charterers and suppliers;

•	operate our fleet efficiently; or

•	successfully execute our business strategies.

If our ability to do any of the things described above is impaired, it could have a material adverse effect on our financial condition and results of operations, as well as our cash flows.

Our affiliated managers and our executives are employed by or provide certain services to other companies, including Costamare Inc., which may create conflicts of interest and negatively affect our operations.

Costamare Shipping provides commercial, technical and other services to the vessel-owning subsidiaries of Costamare Inc. and to companies controlled by our largest shareholder, Konstantinos Konstantakopoulos. Costamare Services provides the vessel-owning subsidiaries of Costamare Inc. with chartering, sale and purchase, insurance and certain representation and administrative services and is controlled by our largest shareholder, Konstantinos Konstantakopoulos, and a member of his family. Further, our directors and members of senior management are not required to work full-time on our affairs, and certain of our executives are employed by or provide their services to other companies. For example, Gregory Zikos, our chief executive officer, and Dimitris Pagratis, our chief financial officer, are employed by and provide their services to Costamare Services. Gregory Zikos also controls one of our Agency Companies and serves as the chief financial officer of Costamare Inc. These other business activities may create conflicts of interest in matters involving or affecting us and it is not certain that any of these conflicts will be resolved in our favor. This could also detract from the time and attention that our affiliated managers and our executives can dedicate to our business and their obligations to us. If any of our executives or our affiliated managers are unable to devote sufficient time to managing our business, this could have a material adverse effect on our operations and financial results.

Our vessels may call at ports located in countries that are subject to restrictions imposed by the U.S. government, the European Union, the United Nations, the United Kingdom and other governments, which could negatively affect the trading price of our common shares.

The United States, the European Union, the United Kingdom, the United Nations and other governments and their agencies impose sanctions and embargoes on certain countries and maintain lists of countries, individuals or entities they consider to be state sponsors of terrorism, involved in prohibited development of certain weapons or engaged in human rights violations. From time to time on charterers’ instructions, our vessels have called and may again call at ports located in countries that have been subject to sanctions and embargoes imposed by the United Nations, the United States, the European Union, the United Kingdom and other governments and their agencies, including ports in Iran, Syria and Sudan.

The sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended, strengthened or lifted over time. The U.S. sanctions administered by the Office of Foreign Assets Control (“OFAC”) of the U.S. Department of the Treasury principally apply, with limited exception, to U.S. persons (defined as any U.S. citizen, permanent resident alien, entity organized under the laws of the United States or any jurisdiction within the United States, or any person in the United States) only, not to non-U.S. companies. The United States can, however, extend sanctions liability to non-U.S. persons, including non-U.S. companies, such as our Company.

From June 2021 through December 2025, our owned and chartered-in vessels have made approximately 4,839 calls on worldwide ports, none of which were to ports of Iran, Syria and Sudan. Our owned and chartered-in vessels may call on ports located in countries subject to sanctions and embargoes imposed by the U.S. government as state sponsors of terrorism. In addition, in 2025, 2024 and 2023, none of our owned or chartered-in vessels made any calls to ports in Cuba, Iran, North Korea or Syria. Although we believe that we were and are in compliance with all applicable sanctions and embargo laws and regulations through the implementation of a Company-wide sanctions policy, and intend to continue to maintain such compliance, there can be no assurance that we will be in compliance in the future, particularly as the scope of certain laws may be expanded and subject to changing interpretations. Any such violation could result in fines or other penalties, could limit our ability to trade to the United States and other countries or charter our vessels, could limit our ability to obtain financing and could result in some investors deciding, or being required, to divest their interest, or not to invest, in the Company. In addition, if we have a casualty in sanctioned locations, including Iran, our underwriters may not provide required security, which could lead to the detention and subsequent loss of our vessel and the imprisonment of our crew, and our insurance policies may not cover the costs and losses associated with the incident. Additionally, some investors may decide to divest their interest, or not to invest, in the Company simply because we do business with companies that do business in sanctioned countries. Moreover, our charterers or vessel owners from which we charter-in vessels may violate applicable sanctions and embargo laws and regulations as a result of actions that may involve our vessels, and could result in fines or other penalties against the Company for failing to prevent those violations, could limit our ability to trade to the United States and other countries or charter our vessels, could limit our ability to obtain financing and could, in turn, negatively affect our reputation. Investor perception of the value of our common shares may also be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in these and surrounding countries.

Further, on January 7, 2025, the U.S. Department of Defense released an update to its list of “Chinese military companies” that are “operating directly or indirectly in the United States” in accordance with Section 1260H of the National Defense Authorization Act for Fiscal Year 2021. Effective June 30, 2026, entities on this list and their controlled affiliates will be prohibited from entering into contracts with the U.S. Department of Defense for the procurement of goods, services, or technology, and effective June 30, 2027, the U.S. Department of Defense will be prohibited from purchasing goods or services produced or developed by entities on the list indirectly through third parties. In addition, entities on the list and their subsidiaries are prohibited from receiving contracts or other funding from the U.S. Department of Homeland Security. While the legal impact of being included in the list is relatively limited, such inclusion may have a material adverse effect on our reputation and our business opportunities. No entities of the Company are currently on the list. If we were included on a more restrictive sanctions list imposed by the U.S. government in the future, our ability to conduct business with U.S. companies could be further affected, which may have a material adverse effect on our business and results of operations.

Failure to comply with the U.S. Foreign Corrupt Practices Act and other anti-bribery legislation in other jurisdictions could result in fines, criminal penalties, contract terminations and an adverse effect on our business.

We may operate in a number of countries through the world, including countries known to have a reputation for corruption. We are committed to doing business in accordance with applicable anti-corruption laws and have adopted a code of business conduct and ethics which is consistent and in compliance with the U.S. Foreign Corrupt Practices Act of 1977 (the “FCPA”). We are subject, however, to the risk that we, our affiliated entities or our or their respective officers, directors, employees and agents may take actions determined to be in violation of such anti-corruption laws, including the FCPA. Any such violation could result in substantial fines, sanctions, civil and/or criminal penalties, curtailment of operations in certain jurisdictions, and might adversely affect our business, results of operations or financial condition. In addition, actual or alleged violations could damage our reputation and ability to do business. Furthermore, detecting, investigating, and resolving actual or alleged violations is expensive and can consume significant time and attention of our senior management.

We are a Marshall Islands corporation, and the Marshall Islands does not have a well-developed body of corporate law or a bankruptcy act, and as a result, shareholders may have fewer rights and protections under Marshall Islands law than under the laws of a jurisdiction in the United States.

Our corporate affairs are governed by our articles of incorporation and bylaws and by the Marshall Islands Business Corporations Act (the “BCA”). The provisions of the BCA are similar to provisions of the corporation laws of a number of states in the United States, most notably Delaware. The BCA also provides that it is to be applied and construed to make it uniform with the laws of Delaware and other states of the United States that have substantially similar legislative provisions or statutory laws. In addition, so long as it does not conflict with the BCA or decisions of the Marshall Islands courts, the BCA is to be interpreted according to the non-statutory law (or case law) of the State of Delaware and other states of the United States that have substantially similar legislative provisions or statutory laws. There have been, however, few court cases in the Marshall Islands interpreting the BCA, in contrast to Delaware, which has a well-developed body of case law interpreting its corporate law statutes. Accordingly, we cannot predict whether Marshall Islands courts would reach the same conclusions as the courts in Delaware or such other states of the United States. For example, the rights and fiduciary responsibilities of directors under the laws of the Marshall Islands are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in the relevant U.S. jurisdictions. Shareholder rights may differ as well. As a result, our public shareholders may have more difficulty in protecting their interests in the face of actions by the management, directors or controlling shareholders than would shareholders of a corporation incorporated in a U.S. jurisdiction.

The Marshall Islands has no established bankruptcy act, and as a result, any bankruptcy action involving our company would have to be initiated outside the Marshall Islands, and our public shareholders may find it difficult or impossible to pursue their claims in such other jurisdictions.

It may be difficult or impossible to enforce service of process and enforcement of judgments against us and our officers and directors.

We are a Marshall Islands corporation and all of our subsidiaries are, and will likely be, incorporated in jurisdictions outside the United States. In addition, our executive offices are located outside of the United States in Monaco. All of our directors and officers reside outside of the United States, and all or a substantial portion of our assets and the assets of most of our officers and directors are, and will likely be, located outside of the United States. As a result, it may be difficult or impossible for U.S. investors to serve legal process within the United States upon us or any of these persons or to enforce a judgment against us for civil liabilities in U.S. courts. In addition, you should not assume that courts in the countries in which we or our subsidiaries are incorporated or where our or our subsidiaries’ assets are located (1) would enforce judgments of U.S. courts obtained in actions against us or our subsidiaries based upon the civil liability provisions of applicable U.S. federal and state securities laws or (2) would enforce, in original actions, liabilities against us or our subsidiaries based on those laws.

There is also substantial doubt that the courts of the Marshall Islands or Monaco would enter judgments in original actions brought in those courts predicated on U.S. federal or state securities laws.

Risks Relating to Our Securities

The market price of our common shares may be volatile and future sales of our common shares could cause the market price of our common shares to decline.

The international dry bulk shipping industry has been highly unpredictable and volatile. In addition, securities markets worldwide are experiencing significant price and volume fluctuations. The market price for our common shares may also be volatile. This market volatility, as well as general economic, market or political conditions, could reduce the market price of our common shares in spite of our operating performance. Among the factors that could affect our share prices are:

•	actual or anticipated fluctuations in our quarterly and annual results and those of other public companies in our industry;

•	fluctuations in the seaborne transportation industry, including fluctuations in the dry bulk shipping sector;

•	our payment of dividends;

•	strategic actions by us or our competitors such as, mergers, acquisitions, joint ventures, strategic alliances or restructurings in the shipping industry;

•	changes in government regulations and other regulatory developments;

•	shortfalls in our operating results from levels forecasted by securities analysts;

•	announcements concerning us or our competitors;

•	general economic conditions;

•	terrorist acts;

•	future sales of our shares or other securities;

•	investors’ perceptions of us and the international shipping industry;

•	additions or departure of key personnel;

•	the general state of the securities markets; and

•	other developments affecting us, our industry or our competitors.

Furthermore, sales of a substantial number of our common shares in the public market, or the perception that these sales could occur, may depress the market price for our common shares. These sales could also impair our ability to raise additional capital through the sale of our common shares in the future.

The issuance by us of additional common shares or other equity securities of equal or senior rank would have the following effects:

•	our existing shareholders’ proportionate ownership interest in us will decrease;

•	the dividend amount payable per share on our securities may be lower;

•	the relative voting strength of each previously outstanding share may be diminished; and

•	the market price of our securities may decline.

Our major shareholders also may elect to sell large numbers of shares held by them from time to time. The number of common shares available for sale in the public market will be limited by restrictions applicable under securities laws, and agreements that we and our executive officers, directors and existing shareholders may enter into with the underwriters at the time of an offering. Subject to certain exceptions, these agreements generally restrict us and our executive officers, directors and existing shareholders from directly or indirectly offering, selling, pledging, hedging or otherwise disposing of our equity securities or any security that is convertible into or exercisable or exchangeable for our equity securities and from engaging in certain other transactions relating to such securities for an agreed period after the date of an offering prospectus without the prior written consent of the underwriters.

Our management is required to devote substantial time to complying with public company regulations.

As a standalone public company, we will incur significant legal, accounting and other expenses that we did not incur as part of Costamare Inc. prior to the Spin-Off. The provisions of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), as well as rules subsequently adopted by the SEC and the New York Stock Exchange (“NYSE”), including the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (“Dodd-Frank”) have imposed various requirements on public companies, including in respect of corporate governance practices.

For example, the Sarbanes-Oxley Act requires, among other things, that we maintain and periodically evaluate our internal control over financial reporting and disclosure controls and procedures. Under Section 404 of the Sarbanes-Oxley Act, we will be required to include in our future annual reports on Form 20-F (i) a report containing our management’s assessment of the effectiveness of our internal control over financial reporting and (ii) a related attestation of our independent auditors. While we are currently exempt from this requirement due to our status as an EGC (as defined below), the requirement for an attestation of our independent auditors will apply to us with respect to our first annual report on Form 20-F for the fiscal year following our exit from EGC status.

Once that occurs, we will need to undertake a comprehensive effort to prepare for compliance with this requirement. Furthermore, testing our internal controls over financial reporting as a standalone entity will require our management and other personnel to devote a substantial amount of time to comply with these requirements and will also increase our legal and financial compliance costs. We cannot be certain at this time that all of our controls will be considered effective and our internal control over financial reporting may not satisfy the regulatory requirements when they become applicable to us.

Members of the Konstantakopoulos family are our principal existing shareholders and will control the outcome of matters on which our shareholders are entitled to vote; their interests may be different from yours.

As of March 16, 2026, members of the Konstantakopoulos family own, directly or indirectly, approximately 65.7% of our outstanding common shares, in the aggregate. Additionally, Mr. Konstantakopoulos is the beneficial owner of all of the outstanding Series B Preferred Stock (235 shares). Because each share of Series B Preferred Stock entitles its holder to 50,000 votes on all matters submitted to a vote of the shareholders, members of the Konstantakopoulos family are able to exercise voting rights with respect to approximately 76.9% of the voting power of the Company’s capital stock. These shareholders will be able to control the outcome of matters on which our shareholders are entitled to vote, including the election of our entire board of directors and other significant corporate actions. The interests of each of these shareholders may be different from yours.

Anti-takeover provisions in our organizational documents could make it difficult for our shareholders to replace or remove our current board of directors or could have the effect of discouraging, delaying or preventing a merger or acquisition, which could adversely affect the market price of our common shares.

In addition to the concentration of voting power in our existing principal shareholders, several provisions of our articles of incorporation and bylaws could make it difficult for our shareholders to change the composition of our board of directors in any one year, preventing them from changing the composition of our management. In addition, the same provisions may discourage, delay or prevent a merger or acquisition that shareholders may consider favorable.

These provisions:

•	authorize our board of directors to issue “blank check” preferred shares without shareholder approval;

•	provide for a classified board of directors with staggered, three-year terms;

•	prohibit cumulative voting in the election of directors;

•	authorize the removal of directors only for cause and only upon the affirmative vote of the holders of a majority of the outstanding shares entitled to vote for those directors;

•	prohibit shareholder action by written consent unless the written consent is signed by all shareholders entitled to vote on the action; and

•	establish advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted on by shareholders at shareholder meetings.

We have also adopted a shareholder rights plan, pursuant to which our board of directors may cause the substantial dilution of the holdings of any person that attempts to acquire us without the approval of our board of directors. Our controlling shareholders are excluded from the definition of “acquiring person” for purposes of the rights, and therefore their ownership or future share acquisitions cannot trigger the rights. Specified “inadvertent” owners that would otherwise become an acquiring person, including those who would have this designation as a result of repurchases of common shares by us, will not become acquiring persons as a result of those transactions.

These anti-takeover provisions, including the provisions of our shareholder rights plan, could substantially impede the ability of public shareholders to benefit from a change in control and, as a result, may adversely affect the market price of our common shares and your ability to realize any potential change of control premium.

Changes to the definition of “foreign private issuer” under the securities laws of the United States could cause us to lose our FPI status and become subject to increased regulatory and reporting burdens.

We currently qualify as a “foreign private issuer” or “FPI” under the securities laws of the United States and the rules of the NYSE, which entitles us to certain exemptions from disclosure, corporate governance and reporting requirements imposed on U.S. domiciled registrants. On June 4, 2025, the SEC published a concept release soliciting public comment on whether to amend the eligibility criteria for FPI status, and on December 18, 2025, the Holding Foreign Insiders Accountable Act was enacted, which, as of March 18, 2026, now requires our directors and officers to comply with the share ownership and transaction reporting obligations of Section 16(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The concept release outlines several potential approaches to narrow FPI eligibility, including updating the existing shareholder and business contacts tests, adding minimum non-U.S. trading volume requirements or requiring incorporation in jurisdictions with robust regulatory frameworks. If the SEC were to adopt any of these approaches, we may no longer qualify as an FPI and would become subject to similar regulatory and reporting requirements applicable to U.S. domestic issuers. Compliance with these additional requirements may require us to incur material additional costs.

We are a “foreign private issuer” under the NYSE rules, and as such we are entitled to exemption from certain NYSE corporate governance standards, and you may not have the same protections afforded to shareholders of companies that are subject to all of the NYSE corporate governance requirements.

As a “foreign private issuer”, we are subject to less stringent corporate governance requirements under the NYSE rules. Subject to certain exceptions, the rules of the NYSE permit a “foreign private issuer” to follow its home country practice in lieu of the listing requirements of the NYSE.

As permitted by this exemption, as well as by our bylaws and the laws of the Marshall Islands, we have a board of directors with a majority of non-independent directors, an audit committee comprised solely of two independent directors and a combined corporate governance, nominating and compensation committee with one non-independent director serving as a committee chairperson. As a result, non-independent directors, including members of our management who also serve on our board of directors, may, among other things, fix the compensation of our management, make stock and option awards and resolve governance issues regarding our company. Accordingly, in the future you may not have the same protections afforded to shareholders of companies that are subject to all of the NYSE corporate governance requirements.

We are an “emerging growth company”, and we cannot be certain that the reduced disclosure and other requirements applicable to emerging growth companies will not make our common shares less attractive to investors.

We are an emerging growth company (an “EGC”), as defined in the Jumpstart Our Business Startups Act (“JOBS Act”), and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies. We cannot predict if investors will find our common shares less attractive because we may rely on these exemptions. If some investors find our common shares less attractive as a result, there may be a less active trading market for our common shares and our share price may be more volatile.

In addition, under the JOBS Act, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act for so long as we are an EGC. For as long as we take advantage of the reduced reporting obligations, the information that we provide our shareholders may be different from information provided by other public companies.

Tax Risks

In addition to the following risk factors, you should read “Item 10. Additional Information—10.E. Tax Considerations—Marshall Islands Tax Considerations”, “Item 10. Additional Information—10.E. Tax Considerations—Liberian Tax Considerations” and “Item 10. Additional Information—10.E. Tax Considerations—United States Federal Income Tax Considerations” for a more complete discussion of the material Marshall Islands, Liberian and U.S. Federal income tax consequences of owning and disposing of our common shares.

We may have to pay tax on U.S.-source income, which would reduce our earnings.

Under the U.S. Internal Revenue Code of 1986, as amended (the “Code”), the U.S. source gross transportation income of a ship-owning or chartering corporation, such as ourselves, is subject to a 4% U.S. Federal income tax without allowance for deduction, unless that corporation qualifies for exemption from tax under Section 883 of the Code and the Treasury Regulations promulgated thereunder. U.S. source gross transportation income consists of 50% of the gross shipping income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States.

We believe that we have qualified and currently intend to continue to qualify for this statutory tax exemption for the foreseeable future. However, no assurance can be given that this will be the case. If we or our subsidiaries are not entitled to this exemption under Section 883 for any taxable year, we or our subsidiaries would be subject for those years to a 4% U.S. Federal income tax on our U.S. source gross transportation income. The imposition of this taxation could have a negative effect on our business and would result in decreased earnings available for distribution to our shareholders. Some of our time charters contain provisions pursuant to which charterers undertake to reimburse us for the 4% gross basis tax on our U.S. source gross transportation income. For a more detailed discussion, see “Item 10. Additional Information—10.E. Tax Considerations—United States Federal Income Tax Considerations—Taxation of Our Shipping Income”.

If we were treated as a “passive foreign investment company”, certain adverse U.S. Federal income tax consequences could result to U.S. shareholders.

A foreign corporation will be treated as a “passive foreign investment company” (“PFIC”) for U.S. Federal income tax purposes if at least 75% of its gross income for any taxable year consists of certain types of “passive income”, or at least 50% of the average value of the corporation’s assets produce or are held for the production of those types of “passive income”. For purposes of these tests, “passive income” includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute “passive income”. U.S. shareholders of a PFIC are subject to a disadvantageous U.S. Federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC, and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC. If we are treated as a PFIC for any taxable year, we will provide information to U.S. shareholders who request such information to enable them to make certain elections to alleviate certain of the adverse U.S. Federal income tax consequences that would arise as a result of holding an interest in a PFIC.

Based on our method of operation, we believe that we are not now and have never been a PFIC. Although there can be no assurance, we also do not expect to be classified as a PFIC for 2026 or subsequent years. This expectation is based on our current operations and current law. In this regard, we intend to treat the gross income we derive or are deemed to derive from our time and voyage chartering activities as services income, rather than rental income. Accordingly, we believe that our income from our time and voyage chartering activities does not constitute “passive income”, and the assets that we own and operate in connection with the production of that income do not constitute passive assets. Our counsel, Cravath, Swaine & Moore LLP, is of the opinion that we should not be a PFIC based on certain assumptions made by them as well as certain representations we made to them regarding the composition of our assets, the source of our income, and the nature of our operations.

There is, however, no legal authority under the PFIC rules addressing our method of operation. Accordingly, no assurance can be given that the U.S. Internal Revenue Service (the “IRS”) or a court of law will accept our position, and there is a risk that the IRS or a court of law could determine that we are a PFIC. Moreover, no assurance can be given that we would not constitute a PFIC for any future taxable year if there were to be changes in the nature and extent of our operations.

Further, our PFIC determination must be tested annually at the end of the taxable year and, while we intend to conduct our affairs in a manner that will reduce the likelihood of our becoming a PFIC, our circumstances may change in any given year. We do not intend to make decisions regarding the purchase and sale of vessels or investment in financial instruments with the specific purpose of impacting the likelihood of our becoming a PFIC. Accordingly, our business plan may result in our engaging in activities that could cause us to become a PFIC.

If the IRS were to find that we are or have been a PFIC for any taxable year, U.S. shareholders would face adverse tax consequences. Under the PFIC rules, unless those shareholders make certain elections available under the Code, such shareholders would be liable to pay U.S. Federal income tax at the then prevailing income tax rates on ordinary income plus interest upon excess distributions and upon any gain from the disposition of our common shares, as if the excess distribution or gain had been recognized ratably over the shareholder’s holding period. Please read “Item 10. Additional Information—10.E. Tax Considerations—United States Federal Income Tax Considerations— Taxation of United States Holders—PFIC Status” for a more detailed discussion of the U.S. Federal income tax consequences to U.S. shareholders if we are treated as a PFIC.

Our business operations may have an impact on our tax treatment in the countries in which we operate, which could result in a significant negative impact on our earnings and cash flows from operations.

We are an international company that conducts business throughout the world. Tax laws and regulations are highly complex and subject to interpretation. Consequently, a change in tax laws, treaties or regulations, in the interpretation thereof or in the applicability thereof in and between countries in which we operate, could result in a materially high tax expense or higher effective tax rate on our worldwide earnings, and such change could be significant to our financial results.

New tax laws and regulations are currently being adopted by many jurisdictions pursuant to the Base Erosion and Profit Shifting (“BEPS”) Project to set up an international framework to combat tax avoidance. In January 2019, the OECD announced the Pillar One and Pillar Two frameworks. Pillar One reallocates certain residual profits of multinational enterprises to market jurisdictions where goods or services are used or consumed. Pillar Two, also referred to as the Global Anti-Base Erosion Rules (the “GloBE Rules”), operates to impose a minimum tax rate of 15% calculated on a jurisdictional basis. More than 130 countries have signed on to the GloBE Rules released in December 2021 that, among other provisions, generally give the countries the right to “tax back” profit that is currently taxed below the minimum 15% rate. Many countries have formally implemented the GloBE Rules, and several other countries have draft legislation to implement this framework. The implementation of the GloBE Rules was not material to our tax provision for the year ended December 31, 2025, but we will continue to monitor and evaluate new legislation and guidance, which could change our current assessment. Further developments and unexpected implementation mechanics could adversely affect our effective tax rate or result in higher cash tax liabilities.

If any tax authority successfully challenges our operational structure, intercompany pricing policies or the taxable presence of our key subsidiaries in certain countries, or if the terms of certain income tax laws or treaties are interpreted in a manner that is adverse to our structure or new lines of business, or if we lose a material tax dispute in any country, our effective tax rate on our worldwide earnings from our operations could increase substantially and our earnings and cash flows from these operations could be materially adversely affected.

We and our subsidiaries may be subject to taxation in the jurisdictions in which we and our subsidiaries conduct business. Such taxation would result in decreased earnings. Investors are encouraged to consult their own tax advisors concerning the overall tax consequences of the ownership of our common shares arising in an investor’s particular situation under U.S. Federal, state, local and foreign law.

ITEM 4.	INFORMATION ON THE COMPANY

A.	History and Development of the Company

Costamare Bulkers was incorporated in the Republic of the Marshall Islands by Costamare Inc. on September 29, 2023 under the BCA.

We are majority owned by members of the Konstantakopoulos family, which has a long history of owning and operating vessels as well as investing in the international shipping industry. The Konstantakopoulos family has owned and operated dry bulk vessels since 1974. In 1984, the family entered the containership market, and from 1992 until 2021, they focused exclusively on building a large, modern and reliable containership fleet.

In November 2010, Costamare Inc. completed the initial public offering of its common stock in the United States and began trading on the NYSE. In June 2021, Costamare Inc. decided to expand into the dry bulk shipping sector and began acquiring the dry bulk vessels that now comprise our owned fleet. In 2022, Costamare Inc. formed a dry bulk operating platform under CBI to charter-in/out dry bulk vessels, enter into contracts of affreightment, forward freight agreements and utilize hedging solutions, shifting to an active approach in order to improve margins, grow its network of customers and afford it the flexibility to take advantage of volatile market conditions in the dry bulk physical and derivative freight markets.

On April 17, 2025, the board of directors of Costamare Inc. approved the Spin-Off. In connection therewith, Costamare Inc. undertook a series of transactions and entered into various agreements effecting the separation of its dry bulk business (including its entire owned fleet of dry bulk vessels and the operating platform under CBI). See “Item 7. Major Shareholders and Related Party Transactions—7.B. Related Party Transactions—Separation and Distribution Agreement.” Costamare Bulkers acquired the shares of 67 wholly-owned subsidiaries from Costamare Inc., including 38 subsidiaries that owned dry bulk vessels, 17 that had previously owned and sold or had entered into agreements to sell their dry bulk vessels, and 12 that were designated for future dry bulk vessel acquisitions. Thereafter, Costamare Bulkers contributed all 67 subsidiaries to its wholly-owned subsidiary, Costamare Bulkers Ships.

On May 6, 2025, Costamare Inc. completed the Spin-Off of Costamare Bulkers and distributed to Costamare Inc. shareholders of record on April 29, 2025, on a pro rata basis, one common share of Costamare Bulkers for every five shares of Costamare Inc. common stock (24,022,218 Costamare Bulkers shares were distributed to the Costamare Inc. shareholders). On the same day, Costamare Bulkers also acquired the shares of CBI from Costamare Inc. and a minority shareholder. The shares of Costamare Bulkers began “regular way” trading separately from the Costamare Inc. shares on the NYSE on May 7, 2025 under the ticker symbol “CMDB”.

On September 26, 2025, we signed a Strategic Cooperation Agreement (the “Cooperation Agreement”) with Cargill International S.A. (“Cargill”). Pursuant to the Cooperation Agreement, we agreed to transfer to Cargill the majority of the CBI business trading book, including a majority of the third-party vessels chartered-in by CBI and their respective charterparties, as well as the cargo transportation commitments and derivative positions held at the time that the Cooperation Agreement was executed. As of March 16, 2026, all but ten of the 28 chartered-in vessels included in the Cooperation Agreement had been transferred to Cargill via novation agreements or back-to-back time charter relets, and the transfer of FFA positions and cargo transportation commitments to Cargill had been concluded. Of the ten aforementioned chartered-in vessels, it was mutually agreed that nine of the vessels were no longer subject to transfer in accordance with the terms of the Cooperation Agreement, and the remaining vessel is expected to be transferred within 2026.

For more information on the Company’s capital expenditures and divestitures, see Note 10 and Note 19 to our consolidated financial statements included elsewhere in this annual report.

We maintain our principal executive offices at 7 rue du Gabian, MC 98000 Monaco. Our telephone number at that address is +377 92 00 1745. Our registered address in the Marshall Islands is Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH96960. The name of our registered agent at such address is The Trust Company of the Marshall Islands, Inc.

We are subject to the informational requirements of the Exchange Act. In accordance with these requirements, we file reports and other information as a foreign private issuer with the SEC. You may inspect reports and other information regarding registrants, such as us, that file electronically with the SEC without charge at a website maintained by the SEC at http://www.sec.gov. These documents and other important information on our governance are posted on our website and may be viewed at http://www.costamarebulkers.com. The information contained on or connected to our website is not part of this annual report.

B.	Business Overview

We are an international owner and operator of dry bulk vessels providing worldwide transportation of dry bulk commodities for a broad range of customers. As of March 16, 2026, our owned fleet consists of 31 vessels in the water (including one vessel that we have agreed to sell and one vessel that we have agreed to acquire), with a total carrying capacity of approximately 2,846,000 dwt. As of March 16, 2026, the CBI business has chartered-in 19 vessels (excluding one vessel to be novated to Cargill and two vessels sub-chartered out to Cargill on back-to-back terms pursuant to the Cooperation Agreement) with a total carrying capacity of approximately 2,229,000 dwt, all of which have been delivered and are or will be employed under voyage charters or sub time charters. Furthermore, CBI has contracted to charter-in two Kamsarmax vessels (with purchase options during the tenor of the charter-in period), which are currently under construction, once they are delivered to their third-party owners. From time to time, CBI may enter into similar vessel charter-in agreements with purchase options. See “Item 4. Information on the Company—4.B. Business Overview—Our Fleet”.

Our vessels transport a broad range of major and minor bulks across global shipping routes. Iron ore, coal and grain constitute the majority of our cargoes, representing approximately 70%, 11% and 4%, respectively, of our cargoes for the year ended December 31, 2025. Bauxite and other minor bulks represent 7% and 8%, respectively, of our cargoes for the same period.

For our owned fleet, our chartering policy is to employ our vessels primarily on short-term time charters and index-linked charters. We believe this policy allows us to obtain attractive charter hire rates for our owned vessels, while also affording us flexibility to take advantage of a rising charter rate environment without limiting potential upside should the strong market conditions prevail. We continuously monitor developments in the dry bulk shipping market and, based on market conditions, we may opt to convert certain index-linked charters to a fixed rate (subject to the agreement of our charterers) or decide to utilize a different mix of short-, medium- and long-term time charters and voyage charters for our fleet. Our CBI business enhances and expands our offering to customers by providing services even if our owned vessels are unavailable, by matching our customers’ cargoes with third-party chartered-in vessels. With our entry into the Cooperation Agreement, we sought to realign the CBI business to better integrate the CBI fleet with our owned fleet. The realigned operating platform is currently focusing on Kamsarmax-type vessels, and aims to build a balanced cargo-driven portfolio. We employ the majority of our chartered-in vessels through a combination of spot/forward voyage charters and time charter relets to optimize our trade network. By utilizing a mix of active chartering strategies supported by advanced data and analytics, we believe we are able to capitalize on freight market fluctuations and dynamics.

As described below, our owned vessels are managed by Costamare Shipping which is controlled by Konstantinos Konstantakopoulos, our largest shareholder. Costamare Shipping subcontracts certain services to other affiliated sub-managers, such as Navilands and Navilands (Shanghai), or subject to our consent, other third-party sub-managers. We believe that having several management companies, both affiliate and third party, involved in the management of our vessels provides us with a deep pool of operational management in multiple locations with market-specific experience and relationships, as well as the geographic flexibility needed to manage and crew our owned fleet so as to provide a high level of service, while remaining cost-effective. Costamare Services, an affiliated manager controlled by Konstantinos Konstantakopoulos, our largest shareholder, and a member of his family, provides our owned vessels with chartering, sale and purchase, insurance and certain representation and administrative services. The Agency Companies provide certain chartering and/or cargo sourcing and/or research services to CBI. Three of the Agency Companies are controlled by Konstantinos Konstantakopoulos, our largest shareholder. Local Agency C is controlled by our chief executive officer, Gregory Zikos.

Our Fleet

Our Owned Fleet

The table below summarizes key information about our owned fleet of 31 dry bulk vessels as of March 16, 2026, including one vessel that we have agreed to sell and one vessel that we have agreed to acquire. Each vessel is a dry bulk carrier, meaning it is a dedicated dry bulk vessel.

Current Dry Bulk Fleet

#	Vessel Name	Type	Size (dwt)	Year Built	Employment Type/Earliest Redelivery for Period Time Charters	Rate Type
1	FRONTIER	Capesize	181,415	2012	Period Time Charter/March 2027	Fixed
2	MIRACLE (i)	Capesize	180,643	2011	Period Time Charter/March 2026	Index-Linked
3	PROSPER	Capesize	179,895	2012	Period Time Charter/July 2027	Fixed
4	DORADO	Capesize	179,842	2011	Period Time Charter/February 2027	Fixed
5	MAGNES	Capesize	179,546	2011	Period Time Charter/ February 2027	Fixed
6	IMPERATOR (ii)	Capesize	176,387	2012	Period Time Charter/December 2026	Index-Linked
7	ENNA (ii)	Capesize	175,975	2011	Period Time Charter/December 2026	Index-Linked
8	AEOLIAN (ii)	Kamsarmax	83,478	2012	Period Time Charter/October 2026	Index-Linked
9	GRENETA (ii)	Kamsarmax	82,166	2010	Period Time Charter/November 2026	Index-Linked
10	HYDRUS (ii)	Kamsarmax	81,601	2011	Period Time Charter/June 2026	Index-Linked
11	PHOENIX (ii)	Kamsarmax	81,569	2012	Period Time Charter/April 2026	Index-Linked
12	BUILDER	Kamsarmax	81,541	2012	Period Time Charter/December 2026	Fixed
13	FARMER	Kamsarmax	81,541	2012	Period Time Charter/March 2027	Fixed
14	SAUVAN	Kamsarmax	79,700	2010	Period Time Charter/April 2026	Fixed
15	MERCHIA	Ultramax	63,585	2015	Period Time Charter/April 2026	Index-Linked
16	DAWN	Ultramax	63,561	2018	Time Charter Trip/April 2026	Fixed
17	SEABIRD (ii)	Ultramax	63,553	2016	Period Time Charter/September 2026	Index-Linked
18	ORION (ii)	Ultramax	63,473	2015	Period Time Charter/January 2027	Index-Linked
19	DAMON (ii)	Ultramax	63,301	2012	Period Time Charter/November 2026	Index-Linked
20	ARYA (ii)	Ultramax	61,424	2013	Period Time Charter/September 2026	Index-Linked
21	ALWINE (ii)	Ultramax	61,090	2014	Period Time Charter/May 2027	Index-Linked
22	AUGUST	Ultramax	61,090	2015	Time Charter Trip/April 2026	Fixed
23	KOUSHUN (tbr. ASTROS) (iii)	Ultramax	60,297	2018	Period Time Charter/February 2027	Fixed
24	ATHENA (ii)	Supramax	58,018	2012	Period Time Charter/July 2026	Index-Linked
25	ERACLE (ii)	Supramax	58,018	2012	Period Time Charter/April 2026	Index-Linked
26	NORMA	Supramax	58,018	2010	Period Time Charter/March 2026	Index-Linked
27	URUGUAY (ii)	Supramax	57,937	2011	Period Time Charter/June 2026	Index-Linked
28	CURACAO (ii)	Supramax	57,937	2011	Period Time Charter/July 2026	Index-Linked
29	SERENA	Supramax	57,266	2010	Dry-Dock	-
30	LIBRA (ii)	Supramax	56,701	2010	Period Time Charter/June 2026	Index-Linked
31	BERMONDI	Supramax	55,469	2009	Period Time Charter/April 2026	Fixed

(i)	Denotes vessel that we have agreed to sell.
(ii)	Although charter hire rate is index-linked, we have exercised our option and have converted the rate to fixed for a certain period.
(iii)	Denotes vessel that we have agreed to acquire.

CBI Fleet

The following tables summarize key information about our chartered-in fleet of 19 dry bulk vessels as of March 16, 2026 and the two Kamsarmax vessels currently under construction that CBI has agreed to charter-in.

Chartered-In Vessels Fleet List

#	Vessel Name	Type	Size (dwt)	Year Built	Earliest Expiry of Charter-In	Rate Type of Charter-In
1	SHANDONG MIGHTINESS	Newcastlemax	210,896	2021	September 2026	Index-Linked
2	SHANDONG MISSION (i)	Newcastlemax	210,800	2021	November 2026	Index-Linked
3	SHANDONG RENAISSANCE (i)	Newcastlemax	210,800	2022	December 2026	Index-Linked
4	CAPE PROTEUS (ii)	Capesize	180,585	2011	April 2027	Fixed
5	MILDRED	Capesize	179,678	2011	March 2026	Index-Linked
6	MILESTONE	Capesize	176,354	2010	April 2026	Index-Linked
7	GRAMPUS CHARM	Kamsarmax	82,937	2013	May 2026	Fixed
8	GRAND OCEAN	Kamsarmax	82,698	2023	TC Trip	Fixed
9	APJ PRITI 2	Kamsarmax	82,574	2006	March 2026	Fixed
10	IKAN KEMBUNG	Kamsarmax	82,023	2020	TC Trip	Fixed
11	EVER MAJESTY	Kamsarmax	81,936	2021	TC Trip	Fixed
12	MAJESTIC STAR	Kamsarmax	81,878	2020	July 2026	Fixed
13	MAJESTIC ISLAND	Kamsarmax	81,632	2017	TC Trip	Fixed
14	NAVIOS CITRINE (ii)	Kamsarmax	81,626	2017	April 2026	Index-Linked
15	GEORGITSI (ii)	Kamsarmax	81,309	2012	September 2026	Index-Linked
16	LYRIC SUN	Kamsarmax	81,276	2011	TC Trip	Fixed
17	PLATANOS	Kamsarmax	81,123	2011	TC Trip	Fixed
18	SEA UNITY	Kamsarmax	81,112	2016	September 2026	Fixed
19	KYPROS LOYALTY	Kamsarmax	78,000	2015	TC Trip	Fixed

(i)	Time-chartered out to a large extent for the remaining charter-in period.
(ii)	Time-chartered out for the whole remaining charter-in period.

Chartered-In Newbuilding Vessels

#	Vessel Name	Type	Size (dwt)	Estimated Delivery
1	Newbuilding 1	Kamsarmax	81,800	Q2 2026
2	Newbuilding 2	Kamsarmax	82,400	Q2 2027 - Q1 2028

Chartering of Our Fleet

Dry bulk vessels are ordinarily chartered either through a voyage charter or a time charter. Under a voyage charter, the owner agrees to provide a vessel for the transport of dry bulk cargo between specific ports in return for the payment of an agreed freight rate per ton of dry bulk cargo or an agreed dollar lump-sum amount. Voyage costs, such as canal and port charges and bunker expenses, are the responsibility of the owner. Under a time charter, the ship owner places the vessel at the disposal of a charterer for a given period of time in return for a specified rate (hire per day) with the voyage costs being the responsibility of the charterer. In both voyage charters and time charters, operating costs (such as repairs and maintenance, crew wages and insurance premiums), as well as dry-dockings and special surveys, are the responsibility of the ship owner. For our owned fleet, our chartering policy is to employ our owned vessels primarily on short-term time charters and index-linked charters. We will monitor developments in the dry bulk shipping market and, based on market conditions, we may employ our owned vessels with a mix of short-, medium- and long-term time charters and voyage charters. Our CBI business enhances and expands our offering to customers by providing services even if our owned vessels are unavailable, by matching our customers’ cargoes with third-party chartered-in vessels. We charter-in vessels using a mix of rate structures and short-, medium-and long-term charter tenors, ensuring an agile and balanced portfolio. Subsequently, we employ our chartered-in vessels through a combination of spot/forward voyage charters and time charter relets to optimize our trade network. By utilizing a mix of active chartering strategies supported by advanced data and analytics, we are able to capitalize on freight market fluctuations and dynamics. We believe that our CBI business provides added flexibility to changing market conditions and generates synergies with our owned dry bulk fleet.

Our vessels transport a broad range of major bulks, such as iron ore, coal and grains and minor bulks, such as bauxite, phosphate fertilizers and steel products, across global shipping routes.

The international dry bulk shipping industry uses utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the days its vessels are off-hire. For more information regarding our utilization, please see “Item 5. Operating and Financial Review and Prospects— 5.A. Operating Results”.

Our Customers

While we currently time-charter our owned fleet of dry bulk vessels with reputable dry bulk charterers, we also aim to establish relationships with some of the world’s leading agricultural, mining, manufacturing and commodity trading companies as well as diversified shipping companies. We aim to maintain a diversified group of customers. For the year ended December 31, 2025, based on the location of the loading ports, 45% of our customer base is in Australia and New Zealand, 21% in South America, 12% in Africa, 10% in North America, 5% in Asia, 5% in the Middle East and India and 2% in Europe.

With respect to our CBI business, we endeavor to charter-in dry bulk vessels from reputable shipowners around the world, that own vessels which meet certain trading and specifications criteria. With our chartered-in fleet under CBI, we endeavor to provide freight services to a wide base of customers by transporting dry bulk commodities worldwide. The CBI business customers include agricultural, mining, manufacturing and commodity trading companies as well as diversified shipping companies. Through its global presence our CBI business endeavors to develop long-lasting relationships both with shipowners and customers, in order to help maintain continuous access to suitable vessels and cargoes.

Management of Our Fleet

Owned Fleet

Costamare Shipping serves as the manager for our owned dry bulk fleet and provides us with commercial, technical and other services pursuant to the Framework Agreement and separate ship management agreements with the relevant vessel-owning subsidiaries. Costamare Shipping is a ship management company that was established in 1974 and is controlled by Konstantinos Konstantakopoulos. Costamare Shipping has more than 50 years of experience in managing vessels of various types and sizes (including dry bulk vessels), focusing exclusively on containerships from 1992 until June 2021, when Costamare Inc. acquired dry bulk vessels.

Costamare Shipping subcontracts certain of its obligations to other affiliated sub-managers, such as Navilands and Navilands (Shanghai), or subject to our consent, other third-party sub-managers or direct that such affiliated or third-party sub-managers enter into a direct ship-management contract with the relevant vessel-owning subsidiary. Additionally, our sub-managers may, at our request or subject to our consent, subcontract certain services to certain of their affiliates having regard, for instance, to the nationality of the crew or the area of operations of our vessels. As discussed below, these arrangements will not result in any increase in the aggregate amount of management fees we pay. In return for these services, we pay the management fees described below in this section. Costamare Shipping, itself or together with our sub-managers, V.Ships Greece, Navilands, Navilands (Shanghai) and FML, provide our fleet with technical, crewing, commercial, provisioning, bunkering, sale and purchase, accounting and insurance services pursuant to separate ship-management agreements between each of our vessel-owning subsidiaries and Costamare Shipping and, in certain cases, the relevant sub-manager. In addition, Navilands may subcontract certain services to and enter into a relevant sub-management agreement with Navilands (Shanghai). Navilands and Navilands (Shanghai) are controlled by our largest shareholder, Konstantinos Konstantakopoulos.

As of March 16, 2026, the following sub-managers provide services to the vessels indicated next to such sub-manager.

Sub-manager	Vessels(1)
V.Ships Greece	4
FML	12
Navilands	8
Navilands (Shanghai)	7
(1)	Including one vessel that we have agreed to sell and one vessel that we have agreed to acquire.

On December 30, 2025, Navilands Maritime, a company controlled by our largest shareholder, Konstantinos Konstantakopoulos, entered into a Representation Agreement (the “Representation Agreement”) with our vessel-owning subsidiaries to provide purchasing services and support services in relation to vessel repairs, maintenance and dry-docking as requested in exchange for a monthly fee and certain ad hoc fees to cover any additional services as requested.

Costamare Services is an affiliated manager which was established in May 2015 and is controlled by our largest shareholder, Konstantinos Konstantakopoulos, and a member of his family. Costamare Services builds on the long-running relationships established by Costamare Shipping with our charterers. Costamare Services provides our vessel-owning subsidiaries with chartering, sale and purchase, insurance and certain representation and administrative services pursuant to the Services Agreement.

Our chief executive officer and our chief financial officer supervise, in conjunction with our board of directors, the services provided by our affiliated managers and agencies. Our affiliated managers and agencies report to our board of directors through our chief executive officer and our chief financial officer, each of whom is appointed by our board of directors. Costamare Shipping also sources and advises on strategic opportunities for our board’s consideration.

Having several management companies, both affiliated and third party, involved in the management of our owned vessels provides us with a deep pool of operational management in multiple locations with market-specific experience and relationships, as well as the geographic flexibility needed to manage and crew our fleet so as to provide a high level of service, while remaining cost-effective. For example, Navilands (Shanghai) has the language skills and local knowledge we believe are necessary to establish and grow meaningful relationships with Chinese charterers and suppliers and may also employ Chinese crews.

We believe that our managers are well regarded in the industry and use state-of-the-art practices and technological advancement to maximize the efficiency of the operation of our fleet of dry bulk vessels. ISM certification is in place for our fleet of dry bulk vessels as well as their respective managers. Our affiliated managers and sub-managers, together with V.Ships Greece and FML, maintain full certification under internationally recognized management system standards. These include ISO 9001:2018 (Quality Management Systems), which governs the consistent delivery of high quality services in accordance with our expectations and applicable regulatory requirements; ISO 14001:2015 (Environmental Management Systems), which ensures structured and effective environmental stewardship; ISO 50001:2018 (Energy Management Systems), supporting the efficient use of energy and continuous improvement in energy performance across our operations; and ISO 45001:2018 (Occupational Health and Safety Management Systems), demonstrating a commitment to maintaining safe working environments and safeguarding the well-being of our personnel.

Costamare Shipping has agreed that during the term of the Framework Agreement, it will not provide, without our prior written approval, any management services to any entity other than us and our subsidiaries, Costamare Inc. and its subsidiaries and to entities controlled by our largest shareholder, Konstantinos Konstantakopoulos or members of his family and their affiliates. Currently, Costamare Shipping provides management services to all of Costamare Inc.’s containerships and five vessels privately owned or controlled by or affiliated with Konstantinos Konstantakopoulos. Costamare Services has agreed that during the term of the Services Agreement, it will not provide, without our prior written approval, services to any entity other than us and our subsidiaries, Costamare Inc. and its subsidiaries and to entities controlled by Konstantinos Konstantakopoulos or members of his family and their affiliates, without our prior written approval. Our sub-managers, V.Ships Greece, Navilands, Navilands (Shanghai) and FML, provide or may provide services to third parties.

Under the restrictive covenant agreement between the Company and Konstantinos Konstantakopoulos, until the earlier of the date on which (i) Mr. Konstantakopoulos ceases to beneficially own at least 10% of our share capital and (ii) the Company ceases to receive management services from the entities affiliated with Mr. Konstantakopoulos, he has agreed to restrictions on his ownership and acquisition of interests in any dry bulk vessel, and any business involved in the ownership of dry bulk vessels, subject to certain exceptions. Konstantinos Konstantakopoulos has also agreed that if one of our vessels and a vessel majority owned directly or indirectly by him are both available and meet the criteria for an available charter, our vessel will be offered such charter. See “Item 7. Major Shareholders and Related Party Transactions—7.B. Related Party Transactions—Restrictive Covenant Agreements”.

In the event that Costamare Shipping or Costamare Services decide to delegate certain or all of the services they have agreed to perform under the Framework Agreement or the Services Agreement, respectively, either through (i) subcontracting to a sub-manager or sub-provider or (ii) by directing such sub-manager or sub-provider to enter into a direct agreement with the relevant vessel-owning subsidiary, then, in the case of subcontracting under (i), Costamare Shipping or Costamare Services, as applicable, will be responsible for paying the fee charged by the relevant manager or provider for providing such services and, in the case of a direct agreement under (ii), the fee received by Costamare Shipping or Costamare Services, as applicable, will be reduced by the fee payable to the sub-manager or sub-provider under the relevant direct agreement. As a result, these arrangements will not result in any increase in the aggregate management fees and services fees that we pay. In addition to management fees under the Framework Agreement and the relevant separate ship-management agreements and fees under the Services Agreement, we pay for any capital expenditures, financial costs, operating expenses and any general and administrative expenses, including payments to third parties and specialist providers.

For our owned fleet, Costamare Shipping received in 2025 $1,020 per day per vessel, pro-rated for the calendar days we own each vessel. This fee is reduced to $510 per day in the case of any vessel subject to a bareboat charter. Costamare Shipping will also be entitled to a flat fee of $839,988 per newbuild vessel for the supervision of the construction of any newbuild vessel that we may contract. Further, Costamare Shipping received in 2025 a fee of 0.15% on all gross freight, demurrage, charter hire and ballast bonus or other income earned with respect to each dry bulk vessel in our owned fleet. Costamare Services received in 2025 a fee of 1.10%, on all gross freight, demurrage, charter hire and ballast bonus or other income earned with respect to each dry bulk vessel in our owned fleet as well as a quarterly fee of (i) $667,000 (adjusted for the number of days left in the quarter from and including the distribution date for the initial quarterly fee) plus (ii) at Costamare Services’ election (A) an amount equal to the value of 60,509 of our common shares (based on the average closing price of our common stock on the NYSE for the 10 days ending on the 30th day of the last month of each quarter) or (B) 60,509 Costamare Bulkers common shares. We have reserved enough of our shares to cover the fees to be paid to Costamare Services under clause (ii)(B) of the immediately preceding sentence through December 31, 2030. For the year ended December 31, 2025, Costamare Shipping and Costamare Services charged aggregate fees of $14.4 million, including $2.1 million charged by third-party managers. The aforementioned fees include the value of the 158,254 shares we issued during the year pursuant to the Services Agreement, to Costamare Services. Additionally, during the year ended December 31, 2025, Costamare Shipping charged, in aggregate, to the vessels privately owned or controlled by our largest shareholder, Konstantinos Konstantakopoulos, $1.9 million, for services provided in accordance with the relevant agreements.

The initial term of the Framework Agreement and the Services Agreement expires on December 31, 2030. The term of the Framework Agreement and the Services Agreement will automatically renew for ten consecutive one-year periods until December 31, 2040, at which point the Framework Agreement and the Services Agreement will expire. The daily fee for each dry bulk vessel and the supervision fee in respect of any future dry bulk vessel under construction payable to Costamare Shipping under the Framework Agreement and the quarterly fee payable to Costamare Services under the Services Agreement (other than the portion of the fee in clause (ii) above which is calculated on the basis of our share price) will be annually adjusted to reflect any strengthening of the Euro against the U.S. dollar of more than 5% per year and/or material unforeseen cost increases. We have the right to terminate the Framework Agreement or the Services Agreement, subject to a termination fee, by providing 12 months’ written notice to Costamare Shipping or Costamare Services, as applicable, that we wish to terminate the applicable agreement at the end of the then-current term. The termination fee is equal to the lesser of (a) ten and (b) the number of full years remaining prior to December 31, 2040, times the aggregate fees due and payable to Costamare Shipping or Costamare Services, as applicable, during the 12-month period ending on the date of termination (without taking into account any reduction in fees under the Framework Agreement to reflect that certain obligations have been delegated to another sub-manager or sub-provider, as applicable); provided that the termination fee will always be at least two times the aggregate fees over the 12-month period described above. Information about other termination events under the Management Agreements is set forth in “Item 7. Major Shareholders and Related Party Transactions—7.B. Related Party Transactions—Management and Services Agreements—Term and Termination Rights”.

Pursuant to the terms of the Framework Agreement, the separate ship-management agreements between Costamare Shipping and each of our vessel-owning subsidiaries and the Services Agreement, liability of Costamare Shipping and Costamare Services to us is limited to instances of gross negligence or willful misconduct on the part of Costamare Shipping or Costamare Services. Further, we are required to indemnify Costamare Shipping and Costamare Services for liabilities incurred by them in performance of the Framework Agreement, separate ship-management agreements and the Services Agreement respectively, in each case except in instances of gross negligence or willful misconduct on the part of Costamare Shipping or Costamare Services.

CBI Fleet

CBI receives chartering, cargo sourcing and research services for the CBI fleet from the Agency Companies located in Copenhagen, Hamburg, Singapore and Japan. CBI entered into separate Agency Agreements for the provision of such services with Local Agency A, Local Agency B and Local Agency C on November 14, 2022 (as most recently amended and restated on May 6, 2025), and Local Agency D on November 20, 2023 (as most recently amended and restated on May 6, 2025). Three of the Agency Companies are controlled by Konstantinos Konstantakopoulos, our largest shareholder, and one of the Agency Companies is controlled by our chief executive officer, Gregory Zikos.

Under the Agency Agreements between CBI and each of the Agency Companies, CBI pays to each Agency Company fees for the performance and provision of services by such Agency Company, calculated on the basis of (a) the cost base of the relevant Agency Company, plus (b) a mark-up (currently set at 11%) on the cost base of the relevant Agency Company, plus (c) any costs incurred by the relevant Agency Company (as paying agent only) on behalf of CBI in the performance and provision of such services. CBI may also charter out its vessels to Local Agency C. Local Agency C does not receive any commissions whatsoever for such arrangements, as it is acting in the circumstances as a “paying/receiving agent” for CBI. All the economic results of the relevant charter-out arrangements by Local Agency C are passed onto CBI on a back-to-back basis, including any address commissions received by Local Agency C.

For the year ended December 31, 2025, the Local Agencies charged CBI with aggregate agency fees of $9.2 million.

Under the Agency Agreements between CBI and each of the Agency Companies, CBI may terminate the agreement with the respective Agency Company, with immediate effect by notice, if such Agency Company (a) is subject to an insolvency event, (b) is a sanctioned person, (c) commits a material breach of the agreement that cannot be remedied or was not remedied in due time or (d) commits repeated breaches of the agreement so as to deprive CBI of the use or enjoyment of such Agency Companies’ services, or to cause business disruption or substantial inconvenience. In addition, CBI may also terminate the agreements in accordance with the force majeure clauses thereunder.

Competition

We operate in markets that are highly competitive and based primarily on supply and demand. Generally, we compete for charters based upon charter rate, customer relationships, operating expertise, professional reputation and dry bulk vessel specifications, size, age and condition. Competition for providing dry bulk shipping services comes from a number of experienced shipping companies. In addition, in recent years, there have been other entrants in the market, such as leasing companies and private equity firms who have significant capital to invest in vessel ownership, which has provided for additional competition. Ownership in the international dry bulk shipping sector is generally very fragmented, with approximately 14,700 vessels in the fleet controlled by almost 3,000 different owner groups – the average dry bulk vessel owner group owns approximately five vessels. Nonetheless, a number of major owners do control a significant portion of global fleet capacity in the sector, with the top 10 owner groups all controlling fleets of over 150 million dwt.

Crewing and Shore Employees

We currently have three shore-based officers, our chief executive officer, our chief financial officer and our general counsel and secretary. We do not pay any compensation to our officers for their services as officers. Our officers are employed by and receive compensation for their services from Costamare Shipping or Costamare Services. Our chief executive officer and chief financial officer are also employed by and receive compensation from CBI. As of December 31, 2025, Costamare Shipping, Costamare Services, CBI and the Agency Companies employed, in the aggregate, approximately 250 people and approximately 650 seafarers were serving on our owned vessels. Our managers are responsible for recruiting, either directly or through manning agents, the officers and crew for our owned vessels that they manage. We believe the streamlining of crewing arrangements through our managers ensures that all of our owned vessels will be crewed with experienced crews that have the qualifications and licenses required by international regulations and shipping conventions. Neither we nor our managers have experienced any material work stoppages due to labor disagreements during the past three years.

Seasonality

We operate our vessels in markets that have historically exhibited seasonal variations in demand and, as a result, in charter hire and freight rates. This seasonality may result in quarter-to-quarter volatility in our operating results. The dry bulk market is typically stronger in the fall in anticipation of increased consumption of coal in the northern hemisphere during the winter months and the grain export season from North America and in the spring months in anticipation of the South American grain export season due to increased distance traveled known as ton mile effect, as well as increased coal imports in parts of Asia due to additional electricity demand for cooling during the summer months. In addition, unpredictable weather patterns in these months tend to disrupt vessel scheduling and supplies of certain commodities.

Permits and Authorizations

We are required by various governmental and other agencies to obtain certain permits, licenses, certificates and financial assurances with respect to each of our vessels. The kinds of permits, licenses, certificates and financial assurances required by governmental and other agencies depend upon several factors, including the commodity being transported, the waters in which the vessel operates, the nationality of the vessel’s crew and the type and age of the vessel. All permits, licenses, certificates and financial assurances currently required to operate our vessels have been obtained (exclusive of cargo-specific documentation, for which charterers or shippers are responsible). Additional laws and regulations, environmental or otherwise, may be adopted which could limit our ability to do business or increase the cost of doing business.

Risk of Loss and Liability Insurance

General

The operation of any vessel includes risks such as mechanical failure, collision, property loss or damage, cargo loss or damage and business interruption due to a number of reasons, including political circumstances in foreign countries, hostilities and labor strikes. In addition, there is always an inherent possibility of marine disaster, including oil spills and other environmental incidents, as well as other liabilities arising from owning and operating vessels in international trade. The U.S. Oil Pollution Act of 1990 (“OPA 90”), which imposes under certain circumstances, unlimited liability upon shipowners, operators and demise charterers of vessels trading in the United States exclusive economic zone for certain oil pollution accidents in the United States, has made liability insurance more expensive for shipowners and operators trading in the United States market.

We maintain hull and machinery marine risks insurance and hull and machinery war risks insurance for our fleet of dry bulk vessels to cover normal risks in our operations and in amounts that we believe to be prudent to cover such risks. In addition, we maintain protection and indemnity insurance up to the maximum standard level offered by members of the International Group of P&I Clubs (“International Group”) at any given time. While we believe that our insurance coverage will be adequate, not all risks can be insured, and there can be no guarantee that we will always be able to obtain adequate insurance coverage at reasonable rates or at all, or that any specific claim we may make under our insurance coverage will be paid. In addition, our insurers may not be contractually obligated or may be prohibited from posting security or covering costs or losses associated with certain incidents (for example, casualties in sanctioned locations like Iran).

Hull & Machinery Marine Risks Insurance, Hull & Machinery War Risks Insurance and Loss of Hire Insurance

We maintain hull and machinery marine risks insurance and hull and machinery and loss of hire war risks insurance, which cover the risk of particular average, general average, 4/4ths collision liability and actual or constructive total loss in accordance with the Institute Time Clauses - Hulls - 1.10.83, except for the war risk insurance, which is in accordance with the rules of the Hellenic Mutual War Risks Association (Bermuda) Ltd. Each of our dry bulk vessels is insured up to what we believe to be at least its fair market value, after meeting certain deductibles.

We do not and will not obtain loss of hire insurance (or any other kind of business interruption insurance) covering the loss of revenue during off-hire periods, other than due to war risks, for any of our vessels because we believe that this type of coverage is not economical and is of limited value to us, in part because historically our vessels have had a very limited number of off-hire days.

Protection and Indemnity Insurance—Pollution Coverage

Protection and indemnity insurance is usually provided by a protection and indemnity association (a “P&I association”) and covers third-party liability, crew liability and other related expenses resulting from the injury or death of crew, passengers and other third parties, the loss or damage to cargo, third-party claims arising from collisions with other vessels (to the extent not recovered by the hull and machinery policies), damage to other third-party property, pollution arising from oil or other substances and salvage, towing and other related costs, including wreck removal.

Our protection and indemnity insurance is provided by a P&I association which is a member of the International Group. The 12 P&I associations that comprise the International Group insure approximately 90% of the world’s commercial blue-water tonnage and have entered into a pooling agreement to reinsure each association’s liabilities. Insurance provided by a P&I association is a form of mutual indemnity insurance.

Our protection and indemnity insurance coverage is currently subject to a limit of about $1 billion per vessel per incident for pollution.

As a member of a P&I association, which is a member of the International Group, we will be subject to calls payable to the P&I association based on the International Group’s claim records as well as the claim records of all other members of the P&I association of which we are a member.

Freight Demurrage & Defence Insurance

We maintain legal and associated costs insurance (“FD&D”) for our owned fleet vessels through a member of the International Group. FD&D insurance provides cover for legal and associated costs incurred in disputes arising in connection with the owning and operating of the covered vessel. The disputed sum itself is not insured. Costs include legal fees but may also include, for example, surveyor’s and expert’s fees incurred either in bringing or for defending a claim. Disputes under charterparties are the most common type of claim that is covered, but cover is also provided for other types of disputes.

Charterers’ Liability Insurance

For our chartered-in vessels we maintain Charterers’ Liability Cover through a P&I association which is a member of the International Group. This cover includes protection and indemnity insurance (which includes damage to hull), FD&D insurance, war risks and extended liability cover (“ELC”). ELC is an additional layer of cover for onerous contractual liabilities not covered under the ordinary protection and indemnity policy. We also maintain bunkers insurance, which extends the ambit of the protection and indemnity coverage to include the bunkers carried on board.

Inspection by Classification Societies

Every seagoing vessel must be “classed” by a classification society. The classification society certifies that the vessel is “in class”, signifying that the vessel has been built and maintained in accordance with the rules of the classification society and complies with applicable rules and regulations of the vessel’s country of registry and the international conventions of which that country is a member. In addition, where surveys are required by international conventions and corresponding laws and ordinances of a flag state, the classification society will undertake them on application or by official order, acting on behalf of the authorities concerned.

The classification society also undertakes on request other surveys and checks that are required by regulations and requirements of the flag state. These surveys are subject to agreements made in each individual case and/or to the regulations of the country concerned.

For maintenance of the class, regular and occasional surveys of hull and machinery, including the electrical plant and any special equipment classed, are required to be performed as follows:

Annual Surveys. For seagoing ships, annual surveys are conducted for the hull and the machinery, including the electrical plant, and where applicable, on special equipment classed at intervals of 12 months from the date of commencement of the class period indicated in the certificate.

Intermediate Surveys. Extended annual surveys are referred to as intermediate surveys and typically are conducted two and one-half years after commissioning and each class renewal. Intermediate surveys may be carried out on the occasion of the second or third annual survey. According to the type and age of the ship, the examinations of the hull may be supplemented by thickness measurements as specified in the classification society’s rules and as deemed necessary by the attending surveyor.

Class Renewal Surveys. Class renewal surveys, also known as special surveys, are carried out on the ship’s hull and machinery, including the electrical plant, and on any special equipment classed at the intervals indicated by the character of classification for the hull. During the special survey, the vessel is thoroughly examined, including ultrasound measurements to determine the thickness of the steel structures. Should the thickness be found to be less than class requirements, the classification society would prescribe steel renewals. Class renewal surveys/special surveys are carried out at five-year intervals. The special survey may be commenced at the fourth annual survey or between the fourth and fifth annual surveys. Consideration may be given by class, in exceptional circumstances, to granting an extension for a maximum period of three months after the due date. Substantial amounts of funds may have to be spent for steel renewals to pass a special survey if the vessel experiences excessive wear and tear. In lieu of the special survey arrangement at which ship’s hull and structure, equipment and systems are surveyed at five-year intervals, a shipowner has the option of arranging with the classification society for the vessel’s hull or machinery to be on a continuous survey cycle, in which survey items of the vessel are subject to separate surveys. This process is referred to as continuous class renewal. All areas subject to surveys as defined by the classification society are required to be surveyed at least once per class period, unless shorter intervals between surveys are otherwise prescribed. The period between two consecutive surveys of each area must not exceed five years.

All vessels are also required to be subject to bottom surveys and dry-docking for inspection of their underwater parts and for repairs related to such inspections. Two bottom surveys are required during each five-year period of the classification certificate and the interval between any two successive bottoms surveys is in no case to exceed 36 months. One bottom survey (dry-docking) shall be carried out in conjunction with the special survey. Every alternate bottom survey may be permitted afloat provided certain design conditions are met, except for dry bulk vessels exceeding 15 years of age, which are required to be dry-docked at least every two and a half years, in conjunction with the main class intermediate and the special surveys. If any defects are found, the classification surveyor will issue a “condition of class or memorandum” which must be rectified by the shipowner within prescribed time limits and at the latest during the next special survey.

Insurance underwriters make it a condition for insurance coverage that a vessel be certified as “in class” by a classification society which is a member of the International Association of Classification Societies (“IACS”). All of our vessels are certified as being “in class” by members of IACS.

The following table lists the dates by which we expect to carry out the next dry-dockings and special surveys for the vessels in our owned fleet:

Dry-docking Schedule

	2026	2027	2028	2029	2030
Number of Vessels (1)	8	10	9	8	17

(1)	Excludes one vessel that we have agreed to sell and includes one vessel that we have agreed to acquire.

Environmental and Other Regulations

Government regulation significantly affects the ownership and operation of our vessels. We are subject to international conventions and national, port state and local laws and regulations applicable to international waters and/or territorial waters of the countries in which our vessels may operate or are registered, including laws and regulations governing the management and disposal of hazardous substances and wastes, the cleanup of oil spills and the management of other contamination, air emissions, and grey water, ballast water management and climate change. These laws and regulations include the OPA 90, the U.S. Comprehensive Environmental Response, Compensation, and Liability Act (“CERCLA”), the U.S. Clean Water Act (“CWA”), the U.S. Clean Air Act (“CAA”) and regulations adopted by the IMO, including MARPOL and the International Convention for Safety of Life at Sea (“SOLAS”), as well as regulations enacted by the European Union and other international, national and local regulatory bodies. Compliance with these laws, regulations and other requirements necessitates significant expense, including vessel modifications and implementation of certain operating procedures.

A variety of governmental and private entities subject our vessels to both scheduled and unscheduled inspections. These entities include the local port authorities Port State Control (such as the U.S. Coast Guard, harbor master or equivalent), classification societies, flag state administration (country of registry) and charterers. Several of these entities require us to obtain permits, licenses, financial assurances and certificates for the operation of our vessels. Failure to maintain necessary permits or approvals could require us to incur substantial costs or result in the temporary suspension of operation of one or more of our vessels in one or more ports.

Increasing environmental concerns have created a demand for vessels that conform to the strictest environmental standards. We are required to maintain operating standards for all of our vessels that emphasize operational safety, quality maintenance, continuous training of our officers and crews and compliance with U.S. and international regulations. Our affiliated managers and sub-managers, together with V.Ships Greece and FML, maintain full certification under internationally recognized management system standards. These include ISO 9001:2018 (Quality Management Systems), which governs the consistent delivery of high quality services in accordance with our expectations and applicable regulatory requirements; ISO 14001:2015 (Environmental Management Systems), which ensures structured and effective environmental stewardship; ISO 50001:2018 (Energy Management Systems), supporting the efficient use of energy and continuous improvement in energy performance across our operations; and ISO 45001:2018 (Occupational Health and Safety Management Systems), demonstrating a commitment to maintaining safe working environments and safeguarding the well-being of our personnel. We believe that operations of our vessels are in substantial compliance with applicable environmental laws and regulations and that our vessels have all material permits, licenses, certificates and other authorizations necessary for their operation.

IMO Requirements

Our vessels are subject to standards imposed by the IMO, the United Nations agency for maritime safety and the prevention of pollution by ships. The IMO has adopted regulations that are designed to reduce pollution in international waters and in the atmosphere, both from accidents and from routine operations, and has negotiated international conventions that impose liability for oil pollution in international waters and a signatory’s territorial waters. For example, Annex VI to MARPOL sets limits on sulphur oxide and nitrogen oxide emissions from vessel exhausts and prohibits deliberate emissions of ozone depleting substances, such as chlorofluorocarbons. Annex VI also includes a global cap on the sulphur content of fuel oil and requirements for ships to collect data on fuel oil consumption and carbon dioxide emissions.

Amendments to Annex VI effective from January 1, 2020, seek to reduce air pollution from vessels by, among other things, establishing a series of progressive requirements to further limit the sulphur content of fuel oil and by establishing new tiers of nitrogen oxide emission standards for new marine diesel engines, depending on their date of installation. These requirements include a global sulphur cap of 0.5% m/m which became effective in 2020, and is a significant reduction from the 3.5% m/m global limit previously in place. Vessels must either be equipped with exhaust gas scrubbers, which allow the vessel to use the existing, less expensive, high sulphur content fuel, or have undertaken fuel system modification and tank cleaning, which allows the vessel to use more expensive, low sulphur fuel. Vessels that are not equipped with exhaust gas scrubbers cannot have high sulphur content fuel on board. We currently have exhaust gas scrubbers in eight of our vessels. Presently, we have chartered-in nine dry bulk vessels that are equipped with scrubbers. Vessels that do not have exhaust gas scrubbers installed are using low sulphur content fuel in compliance with applicable regulations.

Annex VI also provides for the establishment of special areas, known as Emission Control Areas (“ECAs”), where more stringent controls on sulphur and other emissions apply. Currently, the Baltic Sea area, the North Sea area, the Mediterranean Sea, certain coastal areas of North America (off of the United States and Canada) and the U.S. Caribbean Sea area (around Puerto Rico and the United States Virgin Islands) are designated as ECAs. Within the ECAs, the use of fuel oil with a sulphur content not exceeding 0.10% or the use of an exhaust gas cleaning system is mandatory. At MEPC 82, the IMO adopted amendments to Annex VI to designate the Canadian Arctic and Norwegian Sea as two new ECAs for nitrogen oxides, sulfur oxides and particulate matter. The amendments will enter into force on March 1, 2026. At MEPC 83, the IMO approved a proposal to designate the North-East Atlantic Ocean as an ECA, although the proposal has not yet been adopted. Additional ECAs may be established in the future.

IMO nitrous oxide (NOx) Tier III requirements took effect in North American and U.S. Caribbean ECAs in 2016 for vessels with a keel-laying date on or after January 1, 2016 and an engine output in excess of 130kW. For vessels constructed (keel-laying) on or after January 1, 2021 and operating in the Baltic Sea ECA or the North Sea ECA, any marine diesel engine installed with output in excess of 130 kW must comply with the NOx Tier III standard. However, in newly designated NOx ECAs, the NOx Tier III requirements are not retroactive and the Tier III emission limits are applicable to vessels with keel-laying as of the date that the NOx ECAs goes into effect.

Amendments to MARPOL Annex VI, which entered into force in 2018, require ships of 5,000 gross tonnage and above to collect consumption data for each type of fuel they use, as well as additional data, including proxies for transport work. The aggregated data must be reported to the ship’s flag state (“Flag Administration”) on an annual basis. At MEPC 81, the IMO adopted amendments to Appendix IX of MARPOL Annex VI, which introduced increased data granularity requirements, including, among other things, the reporting of fuel consumption per consumer type and data on transport work. These amendments went into effect on August 1, 2025.

All our vessels are compliant in all material respects with current Annex VI requirements, however, if new ECAs are approved by the IMO or other new or more stringent air emission requirements are adopted by the IMO or the states where we expect to operate, compliance with these requirements could entail significant additional capital expenditures, operational changes or otherwise increase the costs of our operations.

Amendments to MARPOL Annex V (regulation for the prevention of pollution by garbage from ships) entered into force in 2018. The changes included criteria for determining whether cargo residues are harmful to the marine environment, and a new Garbage Record Book format with a new garbage category for e-waste. Although all our existing vessels are compliant with MARPOL Annex V requirements, the amendments could cause us to incur additional operational costs for the handling of garbage produced on our fleet.

In 2011, MEPC adopted two initial sets of mandatory requirements to address GHG emissions from ships that entered into force in 2013. New ships became required to determine their Energy Efficiency Design Index (“EEDI”), which obligated them to achieve a minimum energy efficiency level per capacity mile, and all operating vessels became required to maintain and follow a Ship Energy Efficiency Management Plan (“SEEMP”).

At MEPC 76, MEPC finalized and adopted amendments to the MARPOL Annex VI that also require ships to reduce their GHG emissions. Beginning in 2023, all existing ships became required to calculate their Energy Efficiency Existing Ship Index (“EEXI”) and establish their annual operational carbon intensity indicator (“CII”) and CII rating. Attained EEXI must be calculated for ships of 400 gross tonnage and above, in accordance with the different values set for ship types and size categories and verified by class. EEXI indicates the energy efficiency of the ship compared to a baseline. Ships are required to meet a specific required EEXI (the “Required EEXI”), which is based on a mandated reduction factor (expressed as a percentage relative to the EEDI baseline). When a ship’s attained EEDI does not meet the Required EEXI threshold, technical modification options may be considered for compliance (e.g., engine/ shaft power limitation, retrofit of energy saving technologies, alternative fuels).

A ship’s CII determines the annual reduction factor needed to ensure continuous improvement of the ship’s operational carbon intensity within a specific rating level. The actual annual operational CII achieved must be documented and verified against the required annual operational CII, which determines the operational carbon intensity rating. The rating is given on a scale–operational carbon intensity rating A, B, C, D, or E–indicating a major superior, minor superior, moderate, minor inferior, or inferior performance level. The performance level is recorded in the ship’s SEEMP. A ship rated D for three consecutive years, or E, will have to submit a corrective action plan, to show how the required index (C or above) will be achieved.

As a result of the IMO’s desire to contribute to global efforts against climate change, it adopted an initial GHG reduction strategy in April 2018. This strategy established levels of ambition for emissions reductions subject to ongoing reviews by the organization. The ambition levels considered potential improvements on vessel design and operational performance as well as the immediate need to introduce low/zero carbon fuels, and introduced a list of candidate short-term, mid-term and long-term measures to support the IMO’s ambition levels. Short-term measures included the evaluation and improvement of vessel energy efficiency requirements, the application of technical efficiency measures for existing ships and the introduction and regulation of carbon intensity for ships in operation. Mid-term and long-term measures included development of an implementation program for alternative low/zero carbon fuels, adoption of other possible innovative emission reduction mechanism(s) and market-based measures to incentivize GHG emissions reductions. The levels of ambition and indicative checkpoints consider the Well-to-Wake (WtW) GHG emissions of marine fuels, as addressed in the Guidelines on life-cycle GHG intensity of marine fuels life-cycle analysis (LCA) Guidelines, with the overall objective of reducing GHG emissions of international shipping without shifting such emissions to other sectors.

In July 2023, the IMO adopted the 2023 IMO Strategy on Reduction of GHG Emissions from Ships, which provided new mid-term emissions reduction goals and built upon the initial strategy’s levels of ambition. The revised levels of ambition include (1) further decreasing the carbon intensity from ships through improvement of energy efficiency; (2) reducing carbon intensity of international shipping; (3) increasing adoption of zero or near-zero emissions technologies, fuels, and energy sources to represent at least 5%, striving for 10%, of the energy used by international shipping by 2030 and (4) achieving net zero GHG emissions from international shipping. In April 2025 at MEPC 83, MEPC approved the draft legal text of the NZF to be included as a new chapter in MARPOL Annex VI. The NZF includes a marine fuel standard that requires ships to gradually phase in fuels with lower GHG emissions intensity and a global GHG emissions pricing mechanism, and is scheduled for further discussions and possible adoption in October 2026. The NZF, if adopted, would enter into force no earlier than 2028 and require compliance no earlier than 2029. Potential long-term emissions reduction measures may be finalized and agreed by MEPC beyond 2030. Implementation of the framework through existing and potential future regulatory measures may require additional capital expenditures to achieve compliance with new emissions reduction targets across the shipping sector and increased use of zero or near-zero GHG emission technologies, among other obligations. We are unable to accurately predict the ultimate scope of such measures and their potential impact on our operations once implemented.

Emissions monitoring and varying emission requirements present significant challenges for vessel owners and operators. To address the potential compliance challenges for some of the existing vessels, particularly the older ones, while keeping in line with the IMO strategy’s levels of ambition, the EU ETS and the FuelEU Maritime Regulation, we may incur significant capital expenditures to apply efficiency improvement measures and meet the Required EEXI threshold, for example with respect to shaft/engine power limitation (power optimization), fuel change, energy saving devices and ship replacement. The EEXI regulatory framework may also accelerate the scrapping of older tonnage, while the adoption of shaft/engine power limitation as measures to comply with the amendments may lead to the continuing prevalence of slow steaming to even lower speeds which could result in contracting/ building of new ships to replace any reduction in capacity.

The impact of these requirements on our business and operations, including any necessary capital expenditures, is difficult to accurately predict at this time.

The Hong Kong International Convention for the Safe and Environmentally Sound Recycling of Ships (the “Hong Kong Convention”) went into effect on June 26, 2025. The Hong Kong Convention introduced regulations covering the design, construction, operation and preparation of ships in order to facilitate recycling and the operation of ship recycling facilities and established an enforcement mechanism for ship recycling, incorporating certification and reporting requirements. Pursuant to the Hong Kong Convention, ships must have an Inventory of Hazardous Materials specific to each ship on board, which must be prepared and verified in line with IMO guidelines. In addition to that initial verification, ships will be subject to additional surveys during the life of the ship, and a final survey prior to recycling.

In 2024, MARPOL Annex I began to prohibit the use of Heavy Fuel Oil, or “HFO,” in Artic waters. This ban applies to oils with a density at 15°C higher than 900 kg/m3 or a kinematic viscosity at 50°C higher than 180 mm2/s. Parties to MARPOL with coastlines bordering Arctic waters may temporarily waive the requirements for ships flying their flags while operating in waters subject to that Party’s sovereignty or jurisdiction until July 1, 2029. Our vessels are required to adhere to this prohibition.

Other International Requirements

Concerns surrounding climate change may lead certain international or multinational bodies or individual countries to propose and/or adopt new climate change initiatives. For example, in 2015, the United Nations Framework Convention on Climate Change adopted the Paris Agreement, which entered into force in 2016 and established a framework for reducing global GHG emissions, with the goal of holding the increase in global average temperature to well below 2 degrees Celsius and pursuing efforts to limit the increase to 1.5 degrees Celsius. Although the Paris Agreement does not specifically require controls on shipping or other industries, it is possible that countries or groups of countries will seek to impose such controls as they implement the Paris Agreement, which may cause us to incur capital expenditures and/or increase our operating costs in the future.

The International Convention on Civil Liability for Bunker Oil Pollution Damage (the “Bunker Convention”), imposes strict liability on vessel owners for pollution damage in jurisdictional waters of ratifying states caused by discharges of bunker fuel. The Bunker Convention also requires registered owners of vessels over 1,000 gross tons to maintain insurance in specified amounts to cover liability for bunker fuel pollution damage. Each of our dry bulk vessels has been issued a certificate attesting that insurance is in force in accordance with the Bunker Convention. The International Convention for the Control and Management of Ships’ Ballast Water and Sediments (the “BWM Convention”) requires each vessel to have on board a valid International Ballast Water Management Certificate, a Ballast Water Management Plan and a Ballast Water Record Book. Compliance with the standards pertaining to the treatment of the ballast water (“D-2 Standard”) requires most existing ships to install a ballast water treatment system by the ship’s first International Oil Pollution Prevention Certificate (“IOPPC”) renewal survey after September 8, 2019, while vessels constructed (keel laying performed) after September 8, 2017 must have an approved BWM system installed on delivery. This implementation schedule was designed to ensure full global implementation by September 8, 2024. All our vessels comply with the D-2 Standard or have an approved BWM system installed. The MEPC is currently reviewing the provisions of the BWM Convention and may adopt amendments by MEPC 85.

The operation of our vessels is based on the requirements set forth in the ISM Code. The ISM Code requires vessel managers to develop and maintain an extensive SMS that includes the adoption of a safety and environmental protection policy, sets forth instructions and procedures for safe vessel operation and describes procedures for dealing with emergencies. The ISM Code requires that vessel operators obtain an SMC for each vessel they operate from the government of the vessel’s flag state. The certificate verifies that the vessel operates in compliance with its approved SMS. No vessel can obtain a certificate unless the flag state has issued a document of compliance with the ISM Code to the vessel’s manager. Failure to comply with the ISM Code may lead to withdrawal of the permit to manage or operate the vessels, subject such party to increased liability, decrease or suspend available insurance coverage for the affected vessels, or result in a denial of access to, or detention in, certain ports. Each vessel in our fleet, Costamare Shipping and each of our sub-managers are ISM Code-certified.

United States Requirements

OPA 90 established an extensive regulatory and liability regime for the protection of the environment from oil spills and cleanup of oil spills. OPA 90 applies to discharges of any oil from a vessel, including discharges of fuel and lubricants. OPA 90 affects all owners and operators whose vessels trade in the United States, its territories and possessions or whose vessels operate in U.S. waters, which include the United States’ territorial sea and its two hundred nautical mile exclusive economic zone. While we do not carry oil as cargo, we do carry fuel in our vessels, making them subject to the requirements of OPA 90.

Under OPA 90, vessel owners, operators and bareboat charterers are “responsible parties” and are jointly, severally and strictly liable (unless the discharge of pollutants results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges, or threatened discharges, of pollutants from their vessels, including bunkers. OPA 90 defines these other damages broadly to include:

•	natural resource damages and the costs of assessment thereof;

•	real and personal property damage;

•	net loss of taxes, royalties, rents, fees and other lost revenues;

•	lost profits or impairment of earning capacity due to property or natural resource damages; and

•	net cost of public services necessitated by a spill response, such as protection from fire, safety or health hazards, and loss of subsistence use of natural resources.

OPA 90 preserves the right to recover damages under other existing laws, including maritime tort law.

Effective March 23, 2023, the OPA liability limitation under U.S. Coast Guard regulations was increased to the greater of $1,300 per gross ton or $1,076,000 per incident for non-tank vessels, subject to periodic future adjustments of such limits. These limitations of liability do not apply if an incident was directly caused by violation of applicable U.S. safety, construction or operating regulations or by a responsible party’s gross negligence or willful misconduct, or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with oil removal activities.

The CERCLA applies to spills or releases of hazardous substances other than petroleum or petroleum products whether on land or at sea. CERCLA imposes joint and several liability, without regard to fault, on the owner or operator of a vessel, vehicle or facility from which there has been a release, along with other specified parties. Costs recoverable under CERCLA include cleanup and removal costs, natural resource damages and governmental oversight costs. Liability under CERCLA is generally limited to the greater of $300 per gross ton or $5.0 million for vessels carrying any hazardous substances, such as cargo or residue, or $0.5 million for any other vessel, per release of or incident involving hazardous substances. These limits of liability do not apply if the incident is caused by gross negligence, willful misconduct or a violation of certain regulations, in which case liability is unlimited.

All owners and operators of vessels over 300 gross tons are required to establish and maintain with the U.S. Coast Guard evidence of financial responsibility sufficient to meet their potential liabilities under OPA 90 and CERCLA. Under the U.S. Coast Guard regulations, vessel owners and operators may evidence their financial responsibility by providing proof of insurance, surety bond, guarantee, letter of credit or self-insurance. An owner or operator of a fleet of vessels is required only to demonstrate evidence of financial responsibility in an amount sufficient to cover the vessel in the fleet having the greatest maximum liability under OPA 90 and CERCLA. Under the self-insurance provisions, the vessel owner or operator must have a net worth and working capital that exceeds the applicable amount of financial responsibility, measured in assets located in the United States against liabilities located anywhere in the world.

U.S. Coast Guard regulations concerning certificates of financial responsibility provide, in accordance with OPA 90, that claimants may bring suit directly against an insurer or guarantor that furnishes certificates of financial responsibility. In the event that such insurer or guarantor is sued directly, it is prohibited from asserting any contractual defense that it may have had against the responsible party and is limited to asserting those defenses available to the responsible party and the defense that the incident was caused by the willful misconduct of the responsible party. Certain organizations, which had typically provided certificates of financial responsibility under pre-OPA 90 laws, including the major P&I associations, have declined to furnish evidence of insurance for vessel owners and operators if they are subject to direct actions or required to waive insurance policy defenses.

OPA 90 specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their borders, coasts and territorial seas, and some states have enacted legislation providing for unlimited liability for entities found responsible for oil spills. In some cases, states which have enacted such legislation have not yet issued implementing regulations defining vessels owners’ responsibilities under these laws. We intend to comply with all applicable state regulations in the ports where our vessels call.

We currently maintain, for each of our owned vessels, oil pollution liability coverage insurance in the amount of $1.0 billion per vessel per incident. In addition, we carry hull and machinery protection and indemnity insurance to cover the risks of fire and explosion. Although our vessels only carry bunker fuel, a spill of oil from one of our vessels could be catastrophic under certain circumstances. Losses as a result of fire or explosion could also be catastrophic under some conditions. While we believe that our present insurance coverage is adequate, not all risks can be insured, and if the damages from a catastrophic spill exceeded our insurance coverage, the payment of those damages could have an adverse effect on our business or the results of our operations.

Title VII of the Coast Guard and Maritime Transportation Act of 2004 (the “CGMTA”) amended OPA 90 to require the owner or operator of any non-tank vessel of 400 gross tons or more that carries oil of any kind as a fuel for main propulsion, including bunker fuel, to prepare and submit a response plan for each vessel. These vessel response plans include detailed information on actions to be taken by vessel personnel to prevent or mitigate any discharge or substantial threat of such a discharge of oil from the vessel due to operational activities or casualties. Where required, each of our vessels has an approved response plan.

The CWA prohibits the discharge of oil or hazardous substances in navigable waters and imposes liability in the form of penalties for any unauthorized discharges. It also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under the more recently enacted OPA 90 and CERCLA, discussed above. The U.S. Environmental Protection Agency (the “EPA”) regulates the discharge of ballast water and other substances under the CWA. EPA regulations require vessels 79 feet in length or longer (other than commercial fishing vessels) to obtain coverage under a Vessel General Permit (“VGP”) authorizing discharges of ballast waters and other wastewaters incidental to the operation of vessels when operating within the three-mile territorial waters or inland waters of the United States. The VGP requires vessel owners and operators to comply with a range of best management practices and reporting and other requirements for a number of incidental discharge types. The most recent VGP, which became effective in December 2013, expired in December 2018. It contained stringent requirements, including numeric ballast water discharge limits (that generally align with the most recent U.S. Coast Guard standards issued in 2012), to ensure that the ballast water treatment systems are functioning correctly and more stringent effluent limits for oil to sea interfaces and exhaust gas scrubber wastewater. The Vessel Incidental Discharge Act (“VIDA”) enacted December 4, 2018, required the EPA and Coast Guard to develop new performance standards and enforcement regulations and extends the 2013 VGP provisions until new regulations are final and enforceable. On October 9, 2024, the EPA issued Vessel Incidental Discharge National Standards of Performance, new final regulations pursuant to VIDA which set discharge standards that are as least as stringent as the VGP. These new standards are enforceable through U.S. Coast Guard regulations, which must be promulgated within two years. Until the Coast Guard’s regulations are final and enforceable, vessels will continue to be subject to the existing discharge requirements under the VGP. On December 2, 2016, the Marine Safety Center announced the approval of the first Coast Guard type approved Ballast Water Management System (“BWMS”). Since the approved BWMS became available, vessels calling at U.S. ports have been required to have such systems installed by their first regular dry-docking after January 1, 2016. Vessel owners and operators are alternatively permitted to meet the discharge standard without the use of a BWMS or, apply for an individual, justified extension to the compliance date. We comply with the most recent version of the VGP for all of our vessels that operate in U.S. waters or have received permission from the Coast Guard to perform ballast exchange operations in U.S. waters for a maximum of five years after the compliance date for each vessel. We do not believe that any costs associated with meeting the requirements under the VGP or the Vessel Incidental Discharge National Standards of Performance will be material.

U.S. Coast Guard regulations adopted under the 1996 U.S. National Invasive Species Act (“NISA”) also impose mandatory ballast water management practices for all vessels equipped with ballast water tanks entering or operating in U.S. waters. Amendments to these regulations, which became effective in June 2012, established maximum acceptable discharge limits for various invasive species and/or requirements for active treatment of ballast water. The U.S. Coast Guard ballast water standards are consistent with requirements under the BWM Convention. Several states, including Michigan and California, have adopted legislation or regulations relating to the permitting and management of ballast water discharges. California has extended its ballast water management program to the regulation of “hull fouling” organisms that attach to vessels and adopted regulations limiting the number of organisms in ballast water discharges. Other states could adopt similar requirements that could increase the costs of operation in state waters.

The EPA has adopted standards under the CAA that pertain to emissions from vessel vapor control and recovery and other operations in regulated port areas and emissions from the large marine diesel engines from model year 2004 or later. Several states also regulate emissions from vapor control and recovery under authority of State Implementation Plans adopted under the CAA. In April 2010, the EPA promulgated regulations that impose more stringent standards for emissions of particulate matter, sulphur oxides and nitrogen oxides from new Category 3 marine diesel engines on vessels constructed on or after January 1, 2016 and registered or flagged in the United States and implement the new MARPOL Annex VI requirements for U.S. and foreign flagged ships entering U.S. ports or operating in U.S. internal waters. California has adopted emission limits for diesel engines of ocean-going vessels operating within 24 miles of the California coast and requires operators to use low sulphur content fuel. California has also mandated that ships, instead of relying on their shipboard power, must use shore power while berthed through a process known as Cold Ironing or Alternative Maritime Power or use other CAECS (CARB Approved Emission Control Strategies) such as emission capture systems. The regulation was phased in starting in 2014, but does not currently apply to dry bulk vessels. If this regulation is extended to dry bulk vessels, we will have to make necessary modifications to our vessels. It is expected that the cost of modifications needed for other vessels in our fleet that may call to California in the future will be borne in part by the charterers of each vessel, but it is difficult to predict the exact impact on our operations.

If new or more stringent regulations relating to emissions from marine diesel engines or port operations by ocean-going vessels are adopted by the EPA or states, these requirements could require significant capital expenditures or otherwise increase the costs of our operations.

European Union Requirements

The European Union has adopted legislation that (1) requires member states to refuse access to their ports to certain substandard vessels, according to vessel type, flag and number of previous detentions; (2) obliges member states to inspect at least 25% of foreign vessels using their ports annually and provides for increased surveillance of vessels posing a high risk to maritime safety or the marine environment; (3) provides the European Union with greater authority and control over classification societies, including the ability to seek to suspend or revoke the authority of negligent societies and (4) requires member states to impose criminal sanctions for certain pollution events, such as the unauthorized discharge of tank washings.

The European Union has also adopted Regulation (EU) No. 1257/2013 of the European Parliament and of the Council of November 2013 on ship recycling in alignment with the requirements of the Hong Kong Convention (the “EU Recycling Regulation”). Since 2018, seagoing vessels flying the flag of an EU Member State must be recycled solely in ship recycling facilities within the EU or in countries which comply with a number of safety and environmental requirements and are included in the European List of ship recycling facilities published by the European Commission. In addition, all ships calling to European ports, whether flying the flag of an EU Member State or not, must have an inventory of hazardous materials on board, such as asbestos and ozone-depleting substances, that specifies the location and approximate quantities of those materials certified by the relevant administration or authority.

The European Union has also adopted Regulation (EU) 2015/757 of the European Parliament and of the Council of April 29, 2015 on the monitoring, reporting and verification of carbon dioxide emissions from maritime transport (the “EU MRV Regulation”) and Regulation (EU) 2023/1805 of the European Parliament and of the Council of September 13, 2023 on the use of renewable and low-carbon fuels in maritime transport (the “FuelEU Maritime Regulation”). The EU MRV Regulation requires large vessels entering European Union ports to monitor, report and verify their carbon dioxide emissions. Since June 2019, all vessels calling to ports in the European Union must carry onboard a document of compliance with said requirements. Data collected is open to the public, as provided for by the regulations. The provisions of the EU MRV Regulation are similar to MARPOL Annex VI.

On September 16, 2020, the European Parliament voted in favor of amending the EU MRV Regulation to require shipping companies to reduce their annual average CO2 emissions relative to transport work on a linear basis for all their ships by at least 40% by 2030, with penalties for non-compliance. In May 2023, EU ETS regulations were amended in order to include emissions from maritime transport activities in the EU ETS and to require the monitoring, reporting and verification of emissions of additional GHGs and emissions from additional ship types. In January 2024, the EU ETS was extended to cover CO2 emissions from all large ships (of 5,000 gross tonnage and above) entering EU ports, and as of 2026, now applies to 100% of the CO2 in scope and methane and nitrous oxide emissions. Shipping companies will need to buy allowances that correspond to the emissions covered by the system. Additional jurisdictions may adopt similar GHG emissions monitoring and reduction schemes in the future.

While the inclusion of shipping in the EU ETS formalized a market-based GHG emissions reduction measure that promotes improvements in energy efficiency, European regulators recognized that a mechanism establishing increasing levels of demand for renewable and low-carbon maritime fuels would drive additional emissions reductions. As a result, the EU adopted the FuelEU Maritime Regulation, which was designed to enable the EU to reduce its net GHG emissions by at least 55% by 2030 compared to 1990 levels and to achieve climate neutrality by 2050. The FuelEU Maritime Regulation incentivizes the production and uptake of sustainable low carbon and renewable fuels for ships over 5,000 gt operating in European territorial waters. The regulation entered into force on January 1, 2025 and established uniform rules imposing a limit on the GHG intensity of the energy used onboard ships arriving at, staying within or departing from ports under the jurisdiction of an EEA country The GHG intensity of energy consumed by vessels on European voyages is measured on a Well-to-Wake (WtW) basis, and the Regulation requires reductions in the lifecycle GHG intensity of fuel which will gradually increase every five years, beginning with a 2% reduction in 2025 (compared to 2020 levels), up to 80% by 2050. This progressive reduction is designed to incentivize the development and uptake of biofuels and renewable fuels of non-biological origin (RFNBOs) with higher decarbonization potential. The upper limit of GHG intensity is calculated based on the EU MRV data from 2020, and ships with a higher GHG intensity than the applicable upper limit must pay a remedial penalty proportional to their compliance deficit. The compliance deficit is the difference between the maximum permissible GHG intensity and the actual GHG intensity, multiplied by the ship’s energy consumption. FuelEU also includes a voluntary pooling mechanism, under which ships will be allowed to pool their compliance balance with one or more other ships.

Both the EU ETS and FuelEU schemes have significant impacts on the management of the vessels calling to EU ports, by increasing the complexity and monitoring of, and costs associated with the operation of vessels and affecting the relationships with our time charterers. Ultimately, vessels chartered in the future may be subject to discount rates compared to more technologically advanced vessels that are better equipped to comply with such schemes, such as vessels using dual fuels.

Marshall Islands Requirements

On January 1, 2019, the Economic Substance Regulations, 2018 (the “ESRs”) adopted by the Republic of the Marshall Islands came into force.

The ESRs apply to all Marshall Islands non-resident domestic entities and foreign maritime entities registered in the Marshall Islands that meet the definition of “relevant entity” and which derive income from a “relevant activity”. “Relevant entity” is defined in the ESRs to include a non-resident domestic entity or foreign maritime entity formed under Marshall Islands law that is centrally managed and controlled outside the Marshall Islands and is a tax resident of a jurisdiction other than the Marshall Islands. “Relevant activity” is limited under the ESRs to certain enumerated activities including “shipping business” and “holding company business” which the Company has determined may be applicable to it and its Marshall Islands subsidiaries and affiliates.

Under the ESRs, for each yearly reporting period, a relevant entity that derives income from a relevant activity must satisfy an economic substance test whereby the entity must show that it (i) is directed and managed in the Marshall Islands in relation to that relevant activity, (ii) carries out core income-generating activity in relation to that relevant activity in the Marshall Islands (although it is understood and acknowledged by the regulators that income-generated activities for shipping companies will generally occur in international waters) and (iii) has (a) an adequate amount of expenditures in the Marshall Islands, (b) adequate physical presence in the Marshall Islands and (c) an adequate number of qualified employees in the Marshall Islands, considering the level of relevant activity carried out in the Marshall Islands.

All Marshall Islands non-resident domestic entities and foreign maritime entities are required to submit an Economic Substance Declaration to the Registrar of Corporations (the “Registrar”) on a yearly basis. If the Registrar determines that a relevant entity has not met the economic substance test for the relevant reporting period, the Registrar will issue a notice of non-compliance and assess penalties as disclosed in the notice. Penalties can range from fines up to $100,000 and/or revocation of formation documents and dissolution.

Other Regional Requirements

The environmental protection regimes in certain other countries, such as Canada, resemble those of the United States. To the extent we operate in the territorial waters of such countries or enter their ports, our vessels are typically subject to the requirements and liabilities imposed in such countries. Other regions of the world also have the ability to adopt requirements or regulations that may impose additional obligations on our vessels and may entail significant expenditures on our part and may increase the costs of our operations. These requirements, however, would apply to the industry operating in those regions as a whole and would also affect our competitors.

Of particular importance, due to the trade intensity in these areas, are four Chinese domestic ECAs created in Hong Kong and in China (Pearl River Delta, the Yangtze River Delta and Bohai Sea), which are regulated in order to reduce the levels of ship-generated air pollution and restrict the sulphur content of fuels. Vessels at berth in a core port within the ECAs are required to use fuel with a maximum sulphur content of 0.5% m/m—except one hour after arrival and one hour before departure. As of January 1, 2019, vessels must use fuel with a sulphur content not exceeding 0.5% m/m prior to entering China’s territorial sea, in defined areas. From January 1, 2022, vessels entering Hainan Waters are required to use fuel with a maximum sulphur content of 0.10% m/m within the coastal ECA. A more stringent requirement is applicable in designated “inland control areas”. These include the navigable waters of the Yangtze River main lines (from Shuifu in Yunnan Province to Liuhe Estuary in Jiangsu Province) and the Xijiang River main lines (from Nanning in Guangxi Province to Zhaoqing in Guangdong Province). From January 1, 2020, vessels entering the inland emission control areas are required to use fuel with a maximum sulphur content of 0.10% m/m. The restriction has also been applied to inland and “river-sea” vessels entering inland emission control areas as of January 1, 2019. Vessels capable of receiving shore power must use shore power if they berth for more than three hours in 71 ports in the coastal ECA that have shore power capabilities (or more than two hours in ports with such capabilities in the inland ECAs). Furthermore, ships of 400 gross tonnage or over, or ships powered by main propulsion machinery greater than 750 kW of propulsion power, calling at a port in China must report energy consumption data of their last voyage to the China Maritime Safety Administration before leaving port (pursuant to the China Regulation on Data Collection for Energy Consumption of Ships). Ships operating in Hong Kong waters are required to burn fuel with a sulphur content not exceeding 0.5% m/m. In Taiwan, ships not equipped with exhaust gas scrubbers must burn fuel with a sulphur content not exceeding 0.5% m/m when entering its international commercial port areas.

In connection with the introduction of the ban of high sulphur fuel for vessels not equipped with exhaust gas scrubbers, countries are introducing rules as to the type of exhaust gas scrubber that may be acceptable to be operated on vessels, in effect prohibiting the operation in their waters of open loop-type exhaust gas scrubbers and forcing vessels to use the more expensive Diesel Oil fuel when sailing in their waters.

Vessel Security Regulations

A number of initiatives have been introduced in recent years intended to enhance vessel security. On November 25, 2002, the Maritime Transportation Security Act of 2002 (the “MTSA”) was signed into law. To implement certain portions of the MTSA, the U.S. Coast Guard issued regulations in July 2003 requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. Similarly, in December 2002, amendments to SOLAS created a new chapter of the convention dealing specifically with maritime security. This new chapter came into effect in July 2004 and imposes various detailed security obligations on vessels and port authorities, most of which are contained in the newly created ISPS Code. Among the various requirements are:

•	on-board installation of automatic information systems to enhance vessel-to-vessel and vessel-to-shore communications;

•	on-board installation of ship security alert systems;

•	the development of ship security plans; and

•	compliance with flag state security certification requirements.

The U.S. Coast Guard regulations, intended to align with international maritime security standards, exempt non-U.S. vessels from MTSA vessel security measures; provided such vessels have on board a valid “International Ship Security Certificate” that attests to the vessel’s compliance with SOLAS security requirements and the ISPS Code. We have implemented the various security measures required by the IMO, SOLAS and the ISPS Code and have approved ISPS certificates and plans certified by the applicable flag state on board all our vessels.

C.	Organizational Structure

Costamare Bulkers is a holding company incorporated in the Republic of the Marshall Islands which, as of March 16, 2026, has two wholly-owned subsidiaries incorporated in the Republic of the Marshall Islands. One of these subsidiaries serves as our dry bulk operating platform and the other as an intermediate holding company with 67 wholly-owned subsidiaries incorporated in the Republic of Liberia. As of that date, 30 of our Liberian subsidiaries own dry bulk vessels and the remaining subsidiaries are inactive. A list of our subsidiaries as of March 16, 2026 is set forth in Exhibit 8.1 to this annual report.

D.	Property, Plant and Equipment

We have no freehold or material leasehold interest in any real property. We occupy office space at 7 rue du Gabian, MC 98000 Monaco. Other than our vessels, we do not have any material property. Certain of our vessels are subject to priority mortgages, which secure our obligations under our various credit facilities. For further details regarding our credit facilities, refer to “Item 5. Operating and Financial Review and Prospects—5.B. Liquidity and Capital Resources—Credit Facilities”.

ITEM 4.A.	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations should be read in conjunction with the consolidated financial statements, the predecessor combined carve-out financial statements and the respective notes thereto included elsewhere in this annual report. This discussion includes forward-looking statements that involve risks and uncertainties. As a result of many factors, such as those set forth under “Item 3. Key Information—3.D. Risk Factors” and elsewhere in this annual report, our actual results may differ materially from those anticipated in these forward-looking statements. Please see the section “Forward-Looking Statements” at the beginning of this annual report.

Overview

We are an international owner and operator of dry bulk vessels providing worldwide transportation of dry bulk commodities for a broad range of customers. As of March 16, 2026, our owned fleet consisted of 31 vessels, including one vessel that we have agreed to sell and one vessel that we have agreed to acquire, with a total carrying capacity of approximately 2,846,000 dwt. As of March 16, 2026, our CBI business has chartered-in for a time charter period or trip, 19 vessels with a total carrying capacity of approximately 2,229,000 dwt (excluding one vessel to be novated to Cargill and two vessels sub-chartered out to Cargill on back-to-back terms pursuant to the Cooperation Agreement), all of which have been delivered and are or will be employed under voyage charters or sub time charters. Furthermore, CBI has contracted to charter-in two Kamsarmax vessels (with purchase options during the tenor of the charter-in period), which are currently under construction, once they are delivered to their third-party owners. From time to time, CBI may enter into similar vessel charter-in agreements with purchase options. See “Item 4. Information on the Company—4.B. Business Overview—Our Fleet”.

Our vessels transport a broad range of major bulks, such as iron ore, coal and grains and minor bulks, such as bauxite, phosphate fertilizers and steel products, across global shipping routes. For our owned fleet, our chartering policy is to employ our owned vessels primarily on short-term time charters and index-linked charters. We will monitor developments in the dry bulk shipping market and, based on market conditions, we may employ our owned vessels with a mix of short-, medium- and long-term time charters and voyage charters. Our CBI business enhances and expands our offering to customers by providing services even if our owned vessels are unavailable, by matching our customers’ cargoes with third-party chartered-in vessels. We charter-in vessels using a mix of rate structures and short-, medium- and long-term charter tenors, ensuring an agile and balanced portfolio. Subsequently, we employ our chartered-in vessels through a combination of spot/forward voyage charters and time charter relets to optimize our trade network. By utilizing a mix of active chartering strategies supported by advanced data and analytics, we are able to capitalize on freight market fluctuations and dynamics. We believe that our CBI business provides added flexibility to changing market conditions and generates synergies with our owned dry bulk fleet.

Our Managers and Agencies

Our owned vessels are managed by Costamare Shipping which is controlled by our largest shareholder, Konstantinos Konstantakopoulos. Costamare Shipping subcontracts certain services to other affiliated sub-managers, or subject to our consent, other third-party sub-managers. As of March 16, 2026, Costamare Shipping, together with our sub-managers, V.Ships Greece, Navilands, Navilands (Shanghai) and FML, provide our owned fleet with technical, crewing, commercial, provisioning, bunkering, sale and purchase, accounting and insurance services pursuant to separate ship-management agreements between each of our vessel-owning subsidiaries and Costamare Shipping and the relevant sub-manager. Costamare Services, an affiliated manager controlled by Konstantinos Konstantakopoulos and a member of his family, provides our vessel-owning subsidiaries with chartering, sale and purchase, insurance and certain representation and administrative services. Navilands and Navilands (Shanghai), our affiliated sub-managers are controlled by Konstantinos Konstantakopoulos, our largest shareholder. We believe that having several management companies, both affiliate and third party, involved in the management of our vessels provides us with a deep pool of operational management in multiple locations with market-specific experience and relationships, as well as the geographic flexibility needed to manage and crew our owned fleet so as to provide a high level of service, while remaining cost-effective. In addition, our sub-managers may, at our request or subject to our consent, subcontract certain services to their affiliates. For more information about the management of our fleet and our relationship with our affiliated managers and agencies see “Item 4. Information on the Company—4.B. Business Overview—Management of Our Fleet” and “Item 7. Major Shareholders and Related Party Transactions—7.B. Related Party Transactions—Management and Services Agreements”.

For our owned fleet, Costamare Shipping receives a fee of $1,020 per day per vessel, pro-rated for the calendar days we own each vessel. This fee is reduced to $510 per day in the case of any vessel subject to a bareboat charter. Costamare Shipping will also be entitled to a flat fee of $839,988 per newbuild vessel for the supervision of the construction of any newbuild vessel that we may contract. Further, Costamare Shipping receives a fee of 0.15% on all gross freight, demurrage, charter hire and ballast bonus or other income earned with respect to each dry bulk vessel in our owned fleet. Costamare Services received a fee of 1.10% on all gross freight, demurrage, charter hire and ballast bonus or other income earned with respect to each dry bulk vessel in our owned fleet as well as a quarterly fee of (i) $667,000 (adjusted for the number of days left in the quarter from and including the distribution date for the initial quarterly fee) plus (ii) at Costamare Services’ election (A) an amount equal to the value of 60,509 of our common shares (based on the average closing price of our common stock on the NYSE for the 10 days ending on the 30th day of the last month of each quarter) or (B) 60,509 Costamare Bulkers common shares.

For the CBI fleet, CBI appointed the Local Agencies to provide chartering, cargo sourcing and research services on a cost basis (including all expenses related to the provision of the services) plus a mark-up (currently set at 11%), with the Agency Agreements to continue until terminated by either party. CBI may also charter out its vessels to Local Agency C, as shippers in Asia and the Australia-Pacific region prefer to deal with a chartering company based in Singapore. Local Agency C does not receive any commissions whatsoever for such arrangements as it is acting in the circumstances as a “paying/receiving agent” for CBI. All the economic results of the relevant charter-out arrangements by Local Agency C are passed onto CBI on a back-to-back basis, including any address commissions received by Local Agency C. Local Agency A, Local Agency B and Local Agency D are controlled by our largest shareholder, Konstantinos Konstantakopoulos, and Local Agency C is controlled by our chief executive officer, Gregory Zikos. During the year ended December 31, 2025 the Agency Companies charged CBI for services provided, in the aggregate, $9.2 million.

A.	Operating Results

Factors Affecting Our Results of Operations

Our financial results are largely driven by the following factors:

•
Number of Vessels in Our Fleet. The number of vessels in our fleet is a key factor in determining the level of our revenues. Aggregate expenses also increase as the size of our fleet increases. Vessel acquisitions and dispositions give rise to gains and losses and other one-time items. Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the ownership days each vessel was part of our fleet during the period divided by the number of calendar days in that period. As of March 16, 2026, our owned fleet consisted of 31 dry bulk vessels, including one vessel that we have agreed to sell and one vessel that we have agreed to acquire, with a total carrying capacity of approximately 2,846,000 dwt. As of March 16, 2026, the dry bulk operating platform has chartered-in for a time charter period or a trip, 19 vessels with a total carrying capacity of approximately 2,229,000 dwt (excluding one vessel to be novated to Cargill and two vessels sub-chartered out to Cargill on back-to-back terms pursuant to the Cooperation Agreement), all of which have been delivered and are or will be employed under voyage charters or sub time charters. Furthermore, CBI has contracted to charter-in two Kamsarmax vessels (with purchase options during the tenor of the charter-in period), which are currently under construction, once they are delivered to their third-party owners. From time to time, CBI may enter into similar vessel charter-in agreements with purchase options.

•
Ownership days. We define ownership days as the aggregate number of days in a period during which each vessel in our owned fleet has been owned by us. Ownership days are an indicator of the size of our owned fleet over a period and affect both the amount of revenues and the amount of expenses that we record during a period.

•
Available days (owned dry bulk fleet). We define available days as the number of our ownership days of our owned dry bulk fleet during a period less the aggregate number of dry dock days and dry dock ballast days during such period. The shipping industry uses available days to measure the number of days in a period during which vessels should be capable of generating revenues.

•
Owned Dry Bulk Fleet Utilization. We calculate our owned dry bulk fleet utilization by dividing (i) the aggregate number of our on-hire days and ballast days (excluding dry dock ballast days) in a period of our owned dry bulk fleet by (ii) the number of our available days (owned dry bulk fleet) during such period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the number of days that its vessels are off-hire. We calculate our owned dry bulk fleet utilization to measure our efficiency in finding suitable employment for our vessels and minimizing the number of days that such vessels are off-hire for reasons other than scheduled repairs or repairs under guarantee, vessel upgrades or special surveys and certain other ordinary vessel operations. If we are unable to efficiently redeploy our vessels to generate revenues, resulting in low utilization, there could be a material adverse effect on our business, results of operations and financial condition.

•
Vessels’ Operating Expenses and Other Costs. Our ability to control our fixed and variable expenses is critical to our ability to maintain acceptable profit margins. These expenses include crew wages and related costs, the cost of insurance and vessel registry, expenses for repairs and maintenance, the cost of spares and consumable stores, lubricating oil costs, tonnage taxes, regulatory fees, vessel scrubbers and BWTS maintenance expenses and other miscellaneous expenses. Furthermore, such expenses include the cost of chartering-in vessels by CBI along with the associated voyage expenses for such vessels which are subsequently employed under voyage charters or sub-charters. In addition, factors beyond our control, such as developments relating to market premiums for insurance and the value of the U.S. dollar compared to currencies in which certain of our expenses, primarily crew wages, are paid, can cause our vessel operating expenses to increase. Depending on the prevailing foreign exchange market circumstances, from time to time, we may proactively manage our foreign currency exposure by entering into Euro/dollar derivative contracts in an effort to minimize volatility in Euro denominated expenses.

•
Chartering-in/Chartering-out of Vessels. Our dry bulk operating platform relies on chartering-in and chartering-out dry bulk vessels. The chartering-in and chartering-out of dry bulk vessels is inherently more volatile than traditional vessel ownership and is subject to greater fluctuations based on many factors beyond our control, including global economic conditions, the dry bulk charter market, availability of cargoes to be transported on board the dry bulk vessels we charter-in, off-hire periods and timing delays in the performance of cargo transportation, bunker prices, and other circumstances or events. This volatility may result in significant decreases or increases in our profitability.

•
Derivative Instruments. Through our dry bulk operating platform, we use derivative instruments, such as forward freight agreements in order to establish market positions on the freights market. We also use derivative instruments such as forward freight agreements, foreign currency options and bunker swaps to hedge our exposure to fluctuations in the charter market, foreign exchange rates and bunker prices, respectively. Furthermore, we use derivative instruments to hedge our exposure to European Union Allowances within the context of EU’s Emissions Trading Scheme. As a result of such trades, we may incur derivative exposure that could have a material adverse effect on our future performance, results of operations, cash flows and financial position.

Basis of Presentation of the Financial Statements

Costamare Bulkers had no operating activity during the year ended December 31, 2024 and remained a wholly-owned subsidiary of Costamare until the completion of the Spin-Off on May 6, 2025, after which it became an independent, publicly traded company on NYSE.

Costamare Bulkers had nominal operations from January 1, 2025 until late March 2025, at which time Costamare transferred to it the entities engaged in the dry bulk business, which had owned, owned, or were formed with the intention of owning dry bulk vessels. The financial results of these entities are included since the date of their transfer in Costamare Bulkers’ consolidated statement of operations for the year ended December 31, 2025. On May 6, 2025, Costamare Bulkers acquired the CBI business from Costamare and a minority shareholder. The financial results of the CBI business are included from that date forward in Costamare Bulkers’ consolidated statement of operations for the year ended December 31, 2025.

For more information on the basis of preparation of our consolidated financial statements see Note 1 to our consolidated financial statements for the year ended December 31, 2025 included elsewhere in this Form 20-F.

As noted above, the businesses of Costamare Bulkers did not operate as a separate legal entity prior to the Spin-Off on May 6, 2025. For periods prior to the Spin-Off, our predecessor combined carve-out financial statements have been derived from the consolidated financial statements and accounting records of Costamare Inc. as if its dry bulk related business (including its dry bulk fleet and the CBI business) operated on its own during the periods presented and were prepared in accordance with U.S. GAAP. Accordingly, Costamare Bulkers’ predecessor combined carve-out statements of operations for the year ended December 31, 2024 and for the period from January 1, 2025 until May 6, 2025 include the results of the dry-bulk business of Costamare (including the results of its dry bulk fleet and the CBI business) for the respective periods.

Although the predecessor combined carve-out financial statements reflect management’s best estimate of all historical costs related to Costamare Inc.’s dry bulk related businesses, this may however not necessarily reflect what the results of operations, financial position or cash flows of Costamare Inc.’s dry bulk related businesses would have been had its dry bulk related businesses been operated as an independent, publicly traded company for the periods presented.

For further information on the basis of preparation of our predecessor combined carve-out financial statements see Note 1 of our predecessor combined carve-out financial statements included elsewhere in this Form 20-F.

 When reviewing the consolidated statement of operations for the year ended December 31, 2025 in conjunction with the predecessor combined carve-out statement of operations for the year ended December 31, 2024 and for the period from January 1, 2025 until May 6, 2025, it is important to note that: (i) the operating results of the dry bulk vessel owning entities  for the period from January 1, 2025 through May 6, 2025 are included in the predecessor combined carve-out statement of operations for the period from January 1, 2025 to May 6, 2025, and (ii) the operating results of the dry bulk vessel owning entities for the period from late March 2025 through May 6, 2025 are also included in the consolidated financial statements for the year ended December 31, 2025. Accordingly, the operating results of these dry bulk vessel owning entities for the overlapping period from late March 2025 through May 6, 2025 are included in both the Costamare Bulkers predecessor combined carve-out financial statements and the Costamare Bulkers consolidated financial statements.

Items You Should Consider When Evaluating Our Financial Statements and Results of Operations for Periods Before the Spin-Off

For periods prior to the Spin-Off, our results of operations, financial condition and cash flows could differ from those that would have resulted if we operated autonomously or as an entity independent of Costamare Inc. As a result, you should consider the following facts when evaluating our historical results of operations:

•
Our predecessor combined carve-out financial statements include an allocation from Costamare Inc. of certain general and administrative expenses that we would incur as a publicly traded company that we have not previously incurred. The primary components of the costs associated with being a standalone public company include the preparation of disclosure documents, legal and accounting costs, investor relation costs, director and officer liability insurance costs, director and executive compensation, costs related to compliance with the Exchange Act, the Sarbanes-Oxley Act and Dodd-Frank Act, and costs related to other corporate functions such as tax, and internal audit.

•
The preparation of predecessor combined carve-out financial statements also requires management to make certain estimates and assumptions, either at the balance sheet date or during the period that affects the reported amounts of assets and liabilities as well as expenses. Management believes the assumptions underlying our predecessor combined carve-out financial statements, including the assumptions regarding the allocation of general and administrative expenses from Costamare Inc., are reasonable. Nevertheless, our predecessor combined carve-out financial statements may not be indicative of the actual expenses that would have been incurred had we operated as a standalone company during the periods presented and may not reflect our predecessor combined carve-out results of operations, financial position and cash flows had we operated as a standalone company during the periods presented. Actual costs that would have been incurred if we had operated as a standalone company would depend on multiple factors, including organizational structure and strategic decisions made in various areas, including information technology and infrastructure.

For the avoidance of doubt, all figures and discussion that are presented in this Item 5.A. as of December 31, 2025 or for the year ended December 31, 2025 are based on our consolidated financial statements; all figures and discussion that are presented in this Item 5.A. for the period from January 1, 2025 to May 6, 2025 are based on our predecessor combined carve-out financial statements; and all figures and discussion that are presented in this Item 5.A. as of December 31, 2024 or for the year ended December 31, 2024 are based on our predecessor combined carve-out financial statements.

Voyage Revenue

Our voyage revenues are primarily generated from time charter or voyage charter agreements. Voyage revenues are driven primarily by the number of owned and chartered-in vessels in our fleet, the amount of daily charter hire or freight rates that our owned and chartered-in vessels earn under time or voyage charter agreements and the number of operating days during which our owned and chartered-in vessels generate revenues. These factors are, in turn, affected by our decisions relating to vessel acquisitions and dispositions, the number of vessels that we charter-in, the amount of time that we spend positioning our vessels, the amount of time that our vessels spend dry-docked undergoing repairs, maintenance and upgrade work, the age, condition and specifications of our vessels and the levels of supply and demand in the dry bulk transportation market.

Vessels operating on long-term time charters for a certain period of time provide more predictable cash flows over that period of time, but can yield lower profit margins than vessels operating in the spot (defined as voyage, trip or short-term time charters) market during periods characterized by favorable market conditions. Vessels operating in the spot market generate revenues that are less predictable, but may enable us to capture increased profit margins during periods of improvements in charter rates, although we would be exposed to the risk of declining vessel charter rates, which may have a materially adverse impact on our financial performance. If we employ vessels on long-term time charters, future spot market rates may be higher or lower than the rates at which we have employed our vessels on period time charters.

Under a time charter agreement, the charterer pays a fixed charter hire rate or an index-linked charter hire rate (which is adjusted periodically based on a specific index, such as the Baltic Exchange Capesize Index (“BCI”)) for the use of the vessel. Under time charter agreements, voyage revenues are recorded on a straight-line basis over the term of each time charter (excluding the effect of any options to extend the term). Furthermore, voyage revenues derived from time charter agreements with variable charter rates are accounted for as operating leases and thus are recognized on a straight-line basis as the average voyage revenue over the rental periods of such agreements, as service is performed, by dividing (i) the aggregate contracted voyage revenues until the earliest expiration date of the time charter, by (ii) the total contracted days until the earliest expiration date of the time charter agreement. Under a time charter agreement, the shipowner assumes all vessel operating costs and the charterer assumes all vessel voyage expenses.

Under a voyage charter agreement, a vessel is provided to a charterer for the transportation of specific goods between specific ports in return for payment of an agreed upon freight per ton of cargo. We also, from time to time engage in contracts of affreightment, which are contracts for multiple voyage charter employments. Voyage revenues from voyage charters in the spot market or under contracts of affreightment are recognized ratably over time because the charterer simultaneously receives and consumes the benefits of our performance as we perform. Therefore, voyage revenue is recognized on a straight-line basis over the voyage days from the loading of cargo to its discharge. Under a voyage charter agreement, the shipowner assumes all vessel operating costs and voyage expenses.

Our voyage revenues will be affected by the acquisition of any additional vessels in the future subject to charter agreements, as well as by the disposition of any vessel in our fleet. Our revenues will also be affected if any of our charterers cancels a charter agreement or if we agree to renegotiate charter terms during the term of a charter resulting in aggregate revenue reduction. Our time charter arrangements are being contracted in varying rate environments and expire at different times. Our voyage charter agreements and contracts of affreightment are concluded in the spot market.

In 2021, demand for dry bulk commodities rebounded as measured by the BDI, which registered a low of 393 during the first half of 2020 as COVID-19 related lockdowns were in full effect globally, to reach a high of 5,650 during the second half of 2021. However, during 2022, mainly due to the Russia-Ukraine conflict, the strict COVID-19 lockdown policies in China and the emergence of inflationary pressures, demand for seaborne dry bulk trade softened and BDI dropped in the end of 2022 by 49% compared to the previous year. The negative trend was reversed in 2023 and at the end of this year BDI increased by 75% compared to the previous year, eliminating nearly all losses incurred in 2022. Such reversal is mainly attributed to the increased seaborne demand for iron ore, coal, grains and other minerals. During the first quarter of 2024, BDI dropped by 13%; however, by the end of the second quarter of 2024, nearly all its losses had been reversed. In addition to the increased demand for dry bulk commodities, the improvement during the second quarter was due to the Red Sea crisis continuing longer than expected, causing diversions in the shipping routes.  During 2024, and especially in the second half of the year, time charter rates for dry bulk vessels exhibited a significant decline resulting in a decrease of 52% for the year. During 2025, the market rebounded, leading to an 88% increase in BDI for the year, primarily driven by firmer dry bulk demand in the second half of the year coupled with supply-side constraints, including vessel rerouting due to the Red Sea disruption.

Charter-in hire Expenses

Charter-in hire expenses include lease expenses which derive from our charter-in arrangements that are classified as operating leases. Lease expenses are recognized on a straight-line basis over the rental periods of each charter agreement. During the year ended December 31, 2025 we chartered-in 100 third-party vessels. During the year ended December 31, 2024 and the period from January 1, 2025 to May 6, 2025 we chartered-in 167 and 87 third-party vessels, respectively.

Voyage Expenses

Voyage expenses primarily consist of port and canal charges, fuel costs, costs associated with EU ETS Allowances (“EUAs”), FuelEU Maritime penalties and commissions to counterparties or third parties that are unique to a particular charter. Under our time charter agreements, charterers bear the voyage expenses other than the commissions. Under our voyage charters, we assume the voyage expenses and the commissions. During the year ended December 31, 2025, commissions charged represented 14% of voyage expenses. During the year ended December 31, 2024 and the period from January 1, 2025 to May 6, 2025, commissions charged represented 10.6% and 9.1% of voyage expenses, respectively.

Vessels’ Operating Expenses

Vessels’ operating expenses include crew wages and related costs, the cost of insurance, expenses for repairs and maintenance, the cost of spares and consumable stores, lubricant costs, statutory and classification expenses and other miscellaneous expenses. Aggregate expenses increase as the number of vessels in our owned fleet increases. We expect that insurance costs, dry-docking and maintenance costs will increase as our owned vessels age. Factors beyond our control, some of which may affect the shipping industry in general - for instance, developments relating to market premiums for insurance and changes in the market price of lubricants due to increases in oil prices—may also cause vessel operating expenses to increase. In addition, a portion of our owned vessel operating expenses, including crew wages, may be paid in currencies other than the U.S. dollar, and any gain or loss we incur as a result of the U.S. dollar fluctuating in value against these currencies is included in vessel operating expenses. As of December 31, 2025 approximately 2% of our outstanding accounts payable were denominated in currencies other than the U.S. dollar (mainly in Euro). We fund our managers with the amounts they will need to pay our owned fleet’s vessel operating expenses. Under our time and voyage charter arrangements, we generally pay for vessel operating expenses.

General and Administrative Expenses

General and administrative expenses include mainly legal, accounting and advisory fees and administrative expenses. We also incur additional general and administrative expenses as a public company. The primary components of the costs associated with being a public company include the preparation of disclosure documents, legal and accounting costs, investor relation costs, director and officer liability insurance costs, director and executive compensation, costs related to compliance with the Exchange Act, the Sarbanes-Oxley Act and Dodd-Frank Act, and costs related to other corporate functions such as tax, and internal audit. Since our dry bulk related businesses were not operated as a standalone public company prior to the Spin-Off, our general and administrative expenses for the year ended December 31, 2024 and the period from January 1, 2025 to May 6, 2025 were not allocated on a direct usage basis, but were instead allocated on the basis of the vessel-owning days of the owning entities and on charter-in days of the chartered-in third-party vessels.

Management and Agency Fees – related parties

The total management fees paid by us to our managers for the year ended December 31, 2025 amounted to $10.4 million. The amounts charged by our related party managers include amounts paid to third-party sub-managers of $2.1 million for the year ended December 31, 2025. The total management fees paid by us to our managers for the year ended December 31, 2024 and the period from January 1, 2025 to May 6, 2025 amounted to $15.0 million and $5.0 million, respectively. The amounts charged by our related party managers include amounts paid to third-party sub-managers of $4.2 and $1.0 million for the year ended December 31, 2024 and the period from January 1, 2025 to May 6, 2025, respectively.

During the year ended December 31, 2025, we paid agency fees to the Agency Companies for their services on a cost basis (including all expenses related to the provision of the services) plus a mark-up (currently set at 11%) of $9.2 million, in aggregate, respectively, in connection with the operations of CBI. During the year ended December 31, 2024 and the period from January 1, 2025 to May 6, 2025, we paid agency fees to the Agency Companies of $15.7 million and $5.8 million, in aggregate, respectively. See “Item 7. Major Shareholders and Related Party Transactions—7.B. Related Party Transactions—Management and Services Agreements” for more information regarding management fees.

Amortization of Dry-docking and Special Survey Costs

All our owned vessels are dry-docked at least once every five years for inspection of their underwater parts and for repairs related to such inspections. For owned vessels that have passed their third special survey, a dry-dock is required every two and a half years thereafter. We follow the deferral method of accounting for special survey and dry-docking costs whereby actual costs incurred (mainly shipyard costs, paints and class renewal expenses) are deferred and amortized on a straight-line basis over the period through the date the next special survey and dry-docking is scheduled to become due. If a special survey and dry-docking is performed prior to the scheduled date, the remaining unamortized balances are immediately written off. Unamortized balances of owned vessels that are sold are written off and included in the calculation of the resulting gain or loss in the period of the vessel’s sale.

Depreciation

We depreciate our owned vessels on a straight-line basis over their estimated remaining useful economic lives. The estimated useful lives of our owned dry bulk vessels are 25 years from their initial delivery from the shipyard. Depreciation is based on cost, less the estimated scrap value of the vessels.

Gain / (Loss) on Sale of Vessels

The gain or loss on the sale of an owned vessel is presented in a separate line item in our consolidated statements of operations and in our predecessor combined carve-out statements of operations. During the year ended December 31, 2025, we sold nine vessels. During the year ended December 31, 2024 and the period from January 1, 2025 to May 6, 2025, we sold ten vessels and one vessel, respectively.

Foreign Exchange Gains / (Losses)

Our functional currency is the U.S. dollar because our vessels operate in international shipping markets, and therefore transact business mainly in U.S. dollars. Our books of accounts are maintained in U.S. dollars. Transactions involving other currencies are converted into U.S. dollars using the exchange rates in effect at the time of the transactions. The gain or loss derives from the different foreign currency exchange rates between the time that a cost is recorded in our books and the time that the cost is paid. At the balance sheet dates, monetary assets and liabilities, which are denominated in other currencies, are translated into U.S. dollars at the period/year-end exchange rates.

Resulting gains or losses are reflected as foreign exchange gains / (losses) in our consolidated statements of operations and our predecessor combined carve-out statements of operations.

Other, Net

Other expenses represent primarily non-recurring items that are not classified under the other categories of our consolidated statements of operations and our predecessor combined carve-out statements of operations. Such expenses may, for instance, result from various potential claims against Costamare Bulkers, or from payments we are effecting on behalf of charterers that cannot meet their obligations.

Interest Income, Interest and Finance Costs

We incur interest expense on outstanding indebtedness under our credit facilities which we include in interest and finance costs. Finance costs also include financing and legal costs in connection with establishing and amending those facilities, which are deferred and amortized to interest and finance costs during the life of the related debt using the effective interest method. Unamortized fees relating to loans repaid or refinanced, meeting the criteria of debt extinguishment, are expensed in the period the repayment or refinancing is made. Further, we earn interest on cash deposits in interest-bearing accounts and on interest-bearing securities, which we include in interest income. We will incur additional interest expense in the future on our outstanding borrowings and under future borrowings. For a description of our credit facilities as of December 31, 2025, please read “—B. Liquidity and Capital Resources—Credit Facilities”.

Gain / (Loss) on Derivative Instruments

We enter into forward freight agreements to establish market positions and to hedge our exposure to dry bulk freight rates, into bunker swap agreements to hedge our relative exposure, into EUA futures agreements to hedge our exposure to emissions and into foreign currency options to manage our exposure in foreign currency risks. Furthermore, we may enter into derivative agreements to hedge our exposure in interest rate movements. All derivatives are recognized in the consolidated financial statements and the predecessor combined carve-out financial statements at their fair value. On the inception date of the derivative contract, we designate the derivative as a hedge of a forecasted transaction or the variability of cash flow to be paid (“cash flow hedge”). Changes in the fair value of a derivative that is qualified, designated and highly effective as a cash flow hedge are recorded in Other comprehensive income / (loss) until earnings are affected by the forecasted transaction or the variability of cash flow and are then reported in earnings. Changes in the fair value of undesignated derivative instruments and the ineffective portion of designated derivative instruments are reported in earnings/ (losses) in the period in which those fair value changes have occurred. For a description of our existing derivative instruments, please read “Item 11. Quantitative and Qualitative Disclosures About Market Risk— 11.A. Quantitative Information About Market Risk—Interest Rate Risk”.

Implications of Being an Emerging Growth Company

We qualify as an “emerging growth company”, as defined in the JOBS Act. An EGC may take advantage of specified reduced reporting requirements and is relieved of certain other significant requirements that are otherwise generally applicable to public companies. As an EGC, among other things:

•
we are exempt from the requirement to obtain an attestation and report from our auditors on the assessment of our internal control over financial reporting pursuant to the Section 404 of the Sarbanes-Oxley Act; and

•
we are exempt from compliance with any requirement that the Public Company Accounting Oversight Board may adopt regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements;

•	we are permitted to provide less extensive disclosure about our executive compensation arrangements;

•	we are not required to give our shareholders non-binding advisory votes on executive compensation or golden parachute arrangements;

•	we are granted the ability to present more limited financial data in this annual report; and

•	we may elect not to use an extended transition period for complying with new or revised accounting standards.

We may take advantage of these provisions for up to five years or such earlier time that we are no longer an EGC. We will remain an EGC until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the effectiveness of our initial public offering, (b) in which we have total annual gross revenue of at least $1.235 billion (as adjusted for inflation pursuant to SEC rules from time to time) or (c) in which we are deemed to be a large accelerated filer, which means the market value of our shares that is held by non-affiliates exceeds $700 million as of the end of that year’s second fiscal quarter, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period.

We may choose to take advantage of some, but not all, of these reduced burdens. For as long as we take advantage of the reduced reporting obligations, the information that we provide shareholders may be different from information provided by other public companies.

Results of Operations – Consolidated Financial Results

The discussion below reflects the audited consolidated financial results of Costamare Bulkers year ended December 31, 2025. No comparative figures are presented for the prior period, as Costamare Bulkers had nominal operations during that time.

Costamare Bulkers had nominal operations from January 1, 2025 until late March 2025, when Costamare transferred to it the entities engaged in the dry bulk business, which had owned, owned, or were formed with the intention of owning dry bulk vessels. The results of these entities are included, from their transfer date forward, in our consolidated statement of operations for the year ended December 31, 2025. On May 6, 2025, Costamare Bulkers acquired the CBI business, whose results are included, from that date forward, in our consolidated statement of operations for the year ended December 31, 2025.

Year ended December 31, 2025

During the year ended December 31, 2025, we had an average of 34.4 vessels in our owned fleet. Furthermore, during the year ended December 31, 2025, we chartered-in an average of 44.4 third-party dry bulk vessels.

During the year ended December 31, 2025, we acquired the secondhand dry bulk vessels Imperator and Gorgo with an aggregate dwt of 252,885, and we sold the dry bulk vessels Rose, Resource, Pythias, Bernis, Gorgo, Acuity, Verity, Equity and Parity with an aggregate dwt of 427,443.

During the year ended December 31, 2025, our fleet ownership days totaled 9,449. Ownership days are one of the primary drivers of voyage revenue and vessels’ operating expenses and represent the aggregate number of days in a period during which each vessel in our fleet is owned.

Consolidated Financial Results and Vessels’ Operational Data

(Expressed in millions of U.S. dollars)	Year ended December 31, 2025
Voyage revenue	$437.4
Voyage revenue – related parties	159.8
Total voyage revenue	597.2
Voyage expenses	(161.4)
Charter-in hire expenses	(325.5)
Voyage expenses – related parties	(7.7)
Vessels’ operating expenses	(57.6)
General and administrative expenses	(8.5)
Management and agency fees – related parties	(19.6)
General and administrative expenses – non-cash component	(2.1)
Amortization of dry-docking and special survey costs	(5.2)
Depreciation	(28.4)
Loss on sale of vessels, net	(11.5)
Foreign exchange losses	(0.3)
Interest income	3.1
Interest and finance costs	(9.7)
Other, net	(13.1)
Gain on derivative instruments, net	12.9
Net Loss	$(37.4)

(Expressed in millions of U.S. dollars)	Year ended December 31, 2025
Total voyage revenue	$597.2
Accrued charter revenue (1)	-
Total voyage revenue adjusted on a cash basis (2)	$597.2

Vessels’ operational data

Year ended December 31, 2025
Average number of vessels (3)	34.4
Ownership days (3)	9,449
Number of vessels under dry-docking and special survey (3)	3

(1)
Accrued charter revenue represents the difference between cash received and revenue recognized during the period under charters with escalating charter rates. For charters with escalating charter rates, Total voyage revenue is recognized on a straight-line basis at the charter’s average rate. In the early years of a charter with escalating charter rates, Total voyage revenue recognized will exceed cash received during the period; in the later years of a charter with escalating charter rates, cash received will exceed Total voyage revenue recognized during the period.

(2)
Total voyage revenue adjusted on a cash basis represents Total voyage revenue after adjusting for non-cash “Accrued charter revenue” recorded under charters with escalating charter rates. Total voyage revenue adjusted on a cash basis is not a recognized measurement under U.S. GAAP. We believe that the presentation of Total voyage revenue adjusted on a cash basis is useful to investors because it presents the charter revenue for the relevant period based on the then-current daily charter rates, which allows investors to understand the impact of charters with escalating charter rates on our revenue and cash flow.

(3)	Vessels in our own fleet.

Total Voyage Revenue

Total voyage revenue was $597.2 million during the year ended December 31, 2025, and mainly includes voyage revenue earned by the charter-out activities of both owned and chartered-in vessels and contractual reimbursements from certain of our charterers for EUAs and FuelEU Maritime penalties.

Voyage Expenses

Voyage expenses were $161.4 million for the year ended December 31, 2025. Voyage expenses mainly include (i) fuel consumption, (ii) third-party commissions, (iii) port expenses, (iv) canal tolls and (v) EUAs and FuelEU Maritime expenses; however, a significant portion of EUAs and FuelEU Maritime expenses are contractually reimbursed by the charterers, as discussed in “Total Voyage Revenue”, mitigating the net expenses impact.

Charter-in Hire Expenses

Charter-in hire expenses were $325.5 million for the year ended December 31, 2025, relating to the chartering-in of third-party dry bulk vessels.

Voyage Expenses – related parties

Voyage expenses – related parties were $7.7 million for the year ended December 31, 2025. Voyage expenses – related parties represent (i) fees of 1.25%, in the aggregate, on voyage revenues earned by our owned fleet charged by a related manager and a related service provider and (ii) address commissions on certain charter-out agreements payable to a related agent. This commission is subsequently paid in full on a back-to-back basis by the related agent to its respective third-party clients with no benefit for the related agent.

Vessels’ Operating Expenses

Vessels’ operating expenses were $57.6 million during the year ended December 31, 2025. Daily vessels’ operating expenses were $6,098 for the year ended December 31, 2025. Daily operating expenses are calculated as vessels’ operating expenses for the period over the ownership days of the period.

General and Administrative Expenses

General and administrative expenses were $8.5 million during the year ended December 31, 2025 and include an amount of $1.7 million that was paid to a related service provider.

Management and Agency Fees – related parties

Management fees charged by our related party managers were $10.4 million during the year ended December 31, 2025. The amounts charged by our related party managers include amounts paid to third party managers of $2.1 million for the year ended December 31, 2025. Furthermore, during the year ended December 31, 2025, agency fees of $9.2 million, in aggregate, were charged by four related agents.

General and Administrative Expenses – non-cash component

General and administrative expenses - non-cash component for the year ended December 31, 2025 amounted to $2.1 million, representing the value of the shares issued to a related service provider on June 30, 2025, September 30, 2025 and December 30, 2025.

Amortization of Dry-Docking and Special Survey Costs

Amortization of deferred dry-docking and special survey costs was $5.2 million during the year ended December 31, 2025. During the year ended December 31, 2025, two vessels underwent and completed their dry-docking and special surveys and one vessel was in the process of completing her dry-docking and special survey.

Depreciation

Depreciation expense for the year ended December 31, 2025 was $28.4 million.

Loss on Sale of vessels, net

During the year ended December 31, 2025, we recorded an aggregate net loss of $11.5 million from the sale of the dry bulk vessels Rose, Resource, Pythias, Bernis, Gorgo, Acuity, Verity, Equity and Parity.

Interest Income

Interest income amounted to $3.1 million for the year ended December 31, 2025.

Interest and Finance Costs

Interest and finance costs were $9.7 million during the year ended December 31, 2025. Interest and finance costs include mainly interest expense on our bank loans, amortization of deferred financing costs, bank charges and other financial expenses.

Other, net

 Other, net, amounted to $13.1 million during the year ended December 31, 2025, mainly related to certain non-recurring expenses in connection with the realignment of the operating platform.

Gain on Derivative Instruments, net

As of December 31, 2025, we hold derivative financial instruments that do not qualify for hedge accounting. The change in the fair value of each derivative instrument that does not qualify for hedge accounting is recorded in the consolidated statements of operations.

As of December 31, 2025, the fair value of these instruments, in aggregate, amounted to a net liability of $0.6 million. During the year ended December 31, 2025, the change in the fair value (fair value as of December 31, 2025, compared to fair value as of May 7, 2025) of the derivative instruments that do not qualify for hedge accounting, including the realized components of such derivative instruments during the period, resulted in a net gain of $12.9 million, which has been included in Gain on Derivative Instruments, net.

Key Operating Measures: Available Days (Owned Dry Bulk Fleet) and Owned Dry Bulk Fleet Utilization

As described above under “—Factors Affecting Our Results of Operations”, we use certain operating measures, including Available Days and Owned Dry Bulk Fleet Utilization, to measure our efficiency in finding suitable employment for our vessels. These Key Operating Measures are presented below for the time period following the transfer of the dry bulk vessel owning entities from Costamare Inc. to Costamare Bulkers, consistent with the presentation of the consolidated financial results for the year ended December 31, 2025.

Available Days (Owned Dry Bulk Fleet)

We define available days as the number of our ownership days of our owned dry bulk fleet during a period less the aggregate number of dry dock days and dry dock ballast days during such period. We use the following definitions in our calculation of available days (owned dry bulk fleet):

•	Dry dock days. We define dry dock days as the days during a period that a vessel underwent scheduled repairs or repairs under guarantee, vessel upgrades, scheduled dry-docking or special surveys.

•
Dry dock ballast days. We define dry dock ballast days as the total days during a period that a vessel spends sailing to and from a shipyard for scheduled repairs or repairs under guarantee, vessel upgrades, scheduled dry-docking or special surveys.

The available days (owned dry bulk fleet) for each of the quarters from April 1, 2025 to December 31, 2025, is shown in the table below.

	For the three-month period ended
	June 30, 2025	September 30, 2025	December 31, 2025
Available Days (Owned Dry Bulk Fleet)	3,277	3,259	2,802
Note: From January 1, 2025 until late March 2025 Costamare Bulkers’ owned dry bulk fleet was owned by Costamare Inc.

Owned Dry Bulk Fleet Utilization

We calculate utilization of our owned dry bulk fleet (including vessels chartered-in by CBI) by dividing (i) the aggregate number of our on-hire days and ballast days (excluding dry dock ballast days) in a period of our owned dry bulk fleet by (ii) the number of our available days (owned dry bulk fleet) during such period. We use the following definitions in our calculation of utilization of owned dry bulk fleet:

•	On-hire days. We define on-hire days as the total days that a vessel was on-hire during a period.

•
Ballast days (excluding dry dock ballast days). We define ballast days (excluding dry dock ballast days) during a period, as the total number of days that a vessel is not on-hire, but is conducting ordinary ship operations (other than dry dock ballast days) which includes repositioning from a discharging port to a loading port, sailing to a port for the conclusion of a prospective sale of a vessel or a change of technical manager of a vessel.

The owned dry bulk fleet utilization for each of the quarters from April 1, 2025 to December 31, 2025 is shown in the table below.

	For the three-month period ended
	June 30, 2025	September 30, 2025	December 31, 2025
Owned Dry Bulk Fleet Utilization	97.8%	98.4%	97.5%
Note: From January 1, 2025 until late March 2025 Costamare Bulkers’ owned dry bulk fleet was owned by Costamare Inc.

Non-GAAP Financial Measures – Consolidated Financial Results

The Company reports its consolidated financial results for the year ended December 31, 2025 in accordance with U.S. GAAP. However, management believes that certain non-GAAP financial measures, including EBITDA, Adjusted EBITDA, Total voyage revenue adjusted on a cash basis, TCE revenue, TCE revenue allocated to our owned dry bulk fleet and Owned dry bulk fleet TCE rate per day, used in managing the business may provide users of these financial measures additional meaningful comparisons between current results and results in prior operating periods. Management believes that these non-GAAP financial measures can provide additional meaningful reflection of underlying trends of the business because they provide a comparison of historical information that excludes certain items that impact the overall comparability. Management also uses these non-GAAP financial measures in making financial, operating and planning decisions and in evaluating the Company’s performance. The non-GAAP financial measures presented below should be viewed in addition to, and not as an alternative for, the Company’s reported consolidated financial results for the year ended December 31, 2025 prepared in accordance with U.S. GAAP.

EBITDA and Adjusted EBITDA

EBITDA represents net income / (loss) before interest and finance costs, net, interest income, depreciation and amortization of deferred dry-docking and special survey costs.

Adjusted EBITDA represents net income / (loss) before interest and finance costs, net, interest income, depreciation, amortization of deferred drydocking and special survey costs, non-cash “Accrued charter revenue” recorded under charters with escalating charter rates, (gain) / loss on sale of vessels, net, unrealized (gain) / loss on derivative instruments, net, non-recurring, non-cash write-off of loan deferred financing costs, general and administrative expenses – non-cash component, deferred charter-in expense and non-recurring expenses. “Accrued charter revenue” is attributed to the time difference between the revenue recognition and the cash collection. Certain of the aforementioned adjustments may be relevant only in periods in which the related items occur and may not be applicable in periods where no such items are reflected in the financial statements. Accordingly, the adjustments used in the calculation of Adjusted EBITDA may vary from period to period based on the occurrence of such items, and the Company may include additional adjustments in future periods for items that are not currently reflected above but that management believes are not representative of the Company’s underlying operating performance.

We believe that the presentation of EBITDA and Adjusted EBITDA are useful to investors because they are frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. We also believe that EBITDA and Adjusted EBITDA are useful in evaluating our ability to service debt and make capital expenditures. In addition, we believe that EBITDA and Adjusted EBITDA are useful in evaluating our operating performance compared to that of other companies in our industry because the calculation of EBITDA and Adjusted EBITDA generally eliminates the effects of financings, income taxes and the accounting effects of capital expenditures and acquisitions, items which may vary for different companies for reasons unrelated to overall operating performance. In evaluating EBITDA and Adjusted EBITDA, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of EBITDA and Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or nonrecurring items.

The table below sets out our EBITDA and Adjusted EBITDA and the corresponding reconciliations to the most comparable U.S. GAAP measure presented in our consolidated financial statement of operations: net loss for the year ended December 31, 2025.

(Expressed in thousands of U.S. dollars)	Year ended December 31, 2025

(unaudited)

Net Loss	$(37,352)
Interest and finance costs, net	9,696
Interest income	(3,136)
Depreciation	28,410
Amortization of dry-docking and special survey costs	5,206
EBITDA	$2,824
Accrued charter revenue(1)	2
Deferred charter-in expense	2,094
Loss on sale of vessels, net	11,456
Unrealized gain on derivative instruments, net	(5,265)
Non-recurring, non-cash write-off of loan deferred financing costs	274
Non-recurring expenses for realignment of operating platform	14,500
General and administrative expenses – non-cash component	2,125
Adjusted EBITDA	$28,010

(1)
Accrued charter revenue represents the difference between cash received and revenue recognized during the period on a straight-line basis at the charter’s average rate. In the early years of a charter with escalating charter rates, Total voyage revenue recognized will exceed cash received during the period, and during the later years of such charter, cash received will exceed Total voyage revenue recognized on a straight-line basis. The reverse is true for charters with descending rates.

Total Voyage Revenue Adjusted on a Cash Basis

Total voyage revenue adjusted on a cash basis represents Total voyage revenue after adjusting for non-cash “Accrued charter revenue” recorded under charters with escalating or descending charter rates. We believe that the presentation of Total voyage revenue adjusted on a cash basis is useful to investors because it presents the charter revenue for the relevant period based on the then-current daily charter rates, which allows investors to understand the impact of charters with escalating or de-escalating charter rates on our revenue and cash flow.

The table below sets out our Total voyage revenue adjusted on a cash basis and the corresponding reconciliation to the most comparable U.S. GAAP measure presented in our consolidated financial statement of operations: Total voyage revenue for the year ended December 31, 2025.

(Expressed in thousands of U.S. dollars)	For the year ended December 31, 2025

(unaudited)
Total voyage revenue	$597,223
Accrued charter revenue(1)	2
Total voyage revenue adjusted on a cash basis	$597,225

(1)
Accrued charter revenue represents the difference between cash received and revenue recognized during the period under charters with escalating charter rates. For charters with escalating charter rates, Total voyage revenue is recognized on a straight-line basis at the charter’s average rate. In the early years of a charter with escalating charter rates, Total voyage revenue recognized will exceed cash received during the period; in the later years of a charter with escalating charter rates, cash received will exceed Total voyage revenue recognized during the period.

TCE Revenue, TCE Revenue allocated to our owned dry bulk fleet and TCE rate per day of our owned dry bulk fleet

Our TCE revenue is Total voyage revenue from the employment of our owned fleet and our chartered-in vessels after the deduction of Voyage expenses and Voyage expenses - related parties for a relevant period. Voyage expenses primarily consist of port and canal charges, fuel costs, EUAs and FuelEU Maritime expenses and commissions to counterparties, third parties or related parties that are unique to a particular charter. We believe that the presentation of TCE revenue is useful to investors because it allows for a uniform comparison of voyage revenues generated under both voyage and time-charter agreements. We believe that the presentation of TCE revenue allocated to our owned dry bulk fleet is useful to investors because it shows investors a uniform comparison of voyage revenues generated under both voyage and time-charter agreements of our owned dry bulk fleet, despite changes in the type of charters on which our owned dry bulk fleet is employed.

The table below set out our TCE revenue and TCE revenue allocated to our owned dry bulk fleet with the corresponding reconciliation to the most comparable U.S. GAAP measure presented in our consolidated financial statement of operations: Total voyage revenue for the year ended December 31, 2025.

(Expressed in thousands of U.S. dollars)	For the year ended December 31, 2025

(unaudited)
Total voyage revenue	$597,223
Voyage expenses	(161,357)
Voyage expenses-related parties	(7,684)
TCE revenue	$428,182
TCE revenue allocated to CBI	(322,459)
TCE revenue earned by our owned dry bulk fleet by chartering-out owned dry bulk vessels to CBI	19,515
TCE revenue allocated to our owned dry bulk fleet	$125,238

Our TCE rate per day of our owned dry bulk fleet is TCE revenue allocated to our owned dry bulk fleet (including vessels chartered by CBI) divided by the number of available days of the owned dry bulk fleet during the relevant time period. TCE rate per day is a standard shipping industry performance measure used primarily to compare period to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., voyage charters, time charters, bareboat charters and pool arrangements) under which its vessels may be employed between the periods. We believe that the presentation of our TCE rate per day of our owned dry bulk fleet is useful to investors because it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. We believe that the presentation of our TCE rate per day for only the owned dry bulk fleet is useful to investors because it shows only the performance of our owned fleet, which is more directly comparable from period to period than our chartered-in fleet because the composition of our chartered-in fleet changes more significantly from period to period.

The table below sets out TCE revenue allocated to our owned dry bulk fleet, TCE rate per day of our owned dry bulk fleet with the corresponding reconciliation to the most comparable U.S. GAAP measure presented in our consolidated financial statement of operations: Voyage revenue for each of the three-month periods from April 1, 2025 to December 31, 2025.

	Three-month period ended
	June 30, 2025	September 30, 2025	December 31, 2025
	(Expressed in thousands of U.S. dollars, except for days and TCE rate per day)
	(unaudited)
Voyage revenue	$155,866	$222,874	$218,483
Voyage expenses	(50,420)	(65,781)	(45,156)
Voyage expenses-related parties	(2,228)	(3,009)	(2,447)
TCE revenue	$103,218	$154,084	$170,880
TCE revenue allocated to CBI	(69,713)	(117,247)	(135,499)
TCE revenue earned by our owned dry bulk fleet by chartering-out owned dry bulk vessels to CBI	4,510	8,842	6,163
TCE revenue allocated to our owned dry bulk fleet	$38,015	$45,679	$41,544
Available days (owned dry bulk fleet)	3,277	3,259	2,802
TCE rate per day of our owned dry bulk fleet	$11,601	$14,016	$14,827
Note: From January 1, 2025 until late March 2025 Costamare Bulkers’ owned dry bulk fleet was owned by Costamare Inc.

Results of Operations – Predecessor Combined Carve-Out Financial Results

The discussion below reflects the audited predecessor combined carve-out financial results of Costamare Bulkers period from January 1, 2025 to May 6, 2025. The results have been derived from the consolidated financial statements and accounting records of Costamare Inc., and include the results of the dry bulk business of Costamare Inc. for the period presented.

Period from January 1, 2025 to May 6, 2025

During the period from January 1, 2025 to May 6, 2025, we had an average of 37.7 dry bulk vessels in our owned fleet. In addition, during the period from January 1, 2025 to May 6, 2025, through CBI we chartered-in an average of 55.9 third-party dry bulk vessels.

During the period from January 1, 2025 to May 6, 2025, we sold the dry bulk vessel Rose and agreed to sell the dry-bulk vessel Resource with an aggregate capacity of 108,394 dwt.

In the period from January 1, 2025 to May 6, 2025 our fleet ownership days totaled 4,753 days. Ownership days are one of the primary drivers of voyage revenue and vessels’ operating expenses and represent the aggregate number of days in a period during which each vessel in our owned fleet is owned.

Predecessor Combined Carve-Out Financial Results and Vessels’ Operational Data

(Expressed in millions of U.S. dollars)	Period from January 1, 2025 to May 6, 2025
Voyage revenue	$239.7
Voyage revenue – related parties	87.7
Total voyage revenue	327.4
Voyage expenses	(107.4)
Charter-in hire expenses	(166.5)
Voyage expenses – related parties	(3.8)
Vessels’ operating expenses	(27.2)
General and administrative expenses	(10.8)
Management and agency fees – related parties	(10.8)
General and administrative expenses – non-cash component	(0.5)
Amortization of dry-docking and special survey costs	(2.3)
Depreciation	(14.0)
Loss on sale of vessels, net	(4.7)
Loss on vessel held for sale	(1.6)
Vessel’s impairment loss	(0.2)
Foreign exchange gains	0.2
Interest income	0.2
Interest and finance costs	(7.3)
Interest expense – related party	(0.8)
Loss on derivative instruments, net	(0.7)
Net Loss	$(30.8)

(Expressed in millions of U.S. dollars)	Period from January 1, 2025 to May 6, 2025
Total voyage revenue	$327.4
Accrued charter revenue (1)	(0.5)
Total voyage revenue adjusted on a cash basis (2)	$326.9

Vessels’ operational data

Period from January 1, 2025 to May 6, 2025
Average number of vessels (3)	37.7
Ownership days (3)	4,753
Number of vessels under dry-docking and special survey (3)	4

(1)
Accrued charter revenue represents the difference between cash received and revenue recognized during the period under charters with escalating charter rates. For charters with escalating charter rates, Total voyage revenue is recognized on a straight-line basis at the charter’s average rate. In the early years of a charter with escalating charter rates, Total voyage revenue recognized will exceed cash received during the period; in the later years of a charter with escalating charter rates, cash received will exceed Total voyage revenue recognized during the period.

(2)
Total voyage revenue adjusted on a cash basis represents Total voyage revenue after adjusting for non-cash “Accrued charter revenue” recorded under charters with escalating charter rates. Total voyage revenue adjusted on a cash basis is not a recognized measurement under U.S. GAAP. We believe that the presentation of Total voyage revenue adjusted on a cash basis is useful to investors because it presents the charter revenue for the relevant period based on the then-current daily charter rates, which allows investors to understand the impact of charters with escalating charter rates on our revenue and cash flow.

(3)	Vessels in our own fleet.

Total Voyage Revenue

Total voyage revenue was $327.4 million during the period from January 1, 2025 to May 6, 2025, and mainly includes voyage revenue earned by the charter-out activities of both owned and chartered-in vessels and contractual reimbursements from certain of our charterers for EUAs and FuelEU Maritime penalties.

Voyage Expenses

Voyage expenses were $107.4 million for the period from January 1, 2025 to May 6, 2025. Voyage expenses mainly include (i) fuel consumption, (ii) third-party commissions, (iii) port expenses, (iv) canal tolls and (v) EUAs and FuelEU Maritime expenses; however, a significant portion of EUAs and FuelEU Maritime expenses are contractually reimbursed by the charterers, as discussed in “Total Voyage Revenue”, mitigating the net expenses impact.

Charter-in Hire Expenses

Charter-in hire expenses were $166.5 million for the period from January 1, 2025 to May 6, 2025, relating to the chartering-in of third-party dry bulk vessels.

Voyage Expenses – related parties

Voyage expenses – related parties were $3.8 million for the period from January 1, 2025 to May 6, 2025. Voyage expenses – related parties represent (i) fees of 1.25%, in the aggregate, on voyage revenues earned by our owned fleet charged by a related manager and a related service provider and (ii) address commissions on certain charter-out agreements payable to a related agent. This commission is subsequently paid in full on a back-to-back basis by the related agent to its respective third-party clients with no benefit for the related agent.

Vessels’ Operating Expenses

Vessels’ operating expenses were $27.2 million during the period from January 1, 2025 to May 6, 2025. Daily vessels’ operating expenses were $5,715 for the period from January 1, 2025 to May 6, 2025. Daily operating expenses are calculated as vessels’ operating expenses for the period over the ownership days of the period.

General and Administrative Expenses

General and administrative expenses were $10.8 million during the period from January 1, 2025 to May 6, 2025 and include an amount of $0.3 million that was paid to a related service provider.

Management and Agency Fees – related parties

Management fees charged by our related party managers were $5.0 million during the period from January 1, 2025 to May 6, 2025. The amounts charged by our related party managers include amounts paid to third party managers of $1.0 million for the period from January 1, 2025 to May 6, 2025. Furthermore, during the period from January 1, 2025 to May 6, 2025, agency fees of $5.8 million, in aggregate, were charged by four related agents.

General and Administrative Expenses – non-cash component

General and administrative expenses - non-cash component for the period from January 1, 2025 to May 6, 2025 amounted to $0.5 million, represents the pro-rata basis portion value of the shares issued to a related manager on March 31, 2025.

Amortization of Dry-Docking and Special Survey Costs

Amortization of deferred dry-docking and special survey costs was $2.3 million during the period from January 1, 2025 to May 6, 2025. During the period from January 1, 2025 to May 6, 2025, four vessels underwent and completed their dry-docking and special surveys.

Depreciation

Depreciation expense for the period from January 1, 2025 to May 6, 2025 was $14.0 million.

Loss on Sale of vessel

During the period from January 1, 2025 to May 6, 2025, we recorded a loss of $4.7 million from the sale of the dry bulk vessel Rose.

Loss on vessel held for sale

During the period from January 1, 2025 to May 6, 2025, we recorded a loss on vessel held for sale of $1.6 million representing the expected loss from the sale of the dry bulk vessel Resource during the next twelve-month period.

Vessel’s impairment loss

During the period from January 1, 2025 to May 6, 2025, we recorded an impairment loss of $0.2 million in relation to one of our dry bulk vessels.

Interest Income

Interest income amounted to $0.2 million for the period from January 1, 2025 to May 6, 2025.

Interest and Finance Costs

Interest and finance costs were $7.3 million during the period from January 1, 2025 to May 6, 2025. Interest and finance costs include mainly interest expense on our bank loans, amortization of deferred financing costs, bank charges and other financial expenses.

Interest Expense – related parties

Interest expense - related parties was $0.8 million during the period from January 1, 2025 to May 6, 2025. Interest expense – related parties represents interest expense charged on related party loans.

Loss on Derivative Instruments, net

As of May 6, 2025, we held derivative financial instruments that do not qualify for hedge accounting. The change in the fair value of each derivative instrument that does not qualify for hedge accounting is recorded in the combined predecessor carve-out statements of operations.

During the period from January 1, 2025 to May 6, 2025, the change in the fair value (fair value as of May 6, 2025, compared to fair value as of December 31, 2024) of the derivative instruments that do not qualify for hedge accounting, including the realized components of such derivative instruments during the period, resulted in a net loss of $0.7 million, which has been included in Loss on Derivative Instruments, net.

Year ended December 31, 2024 compared to year ended December 31, 2023

For a discussion of the year ended December 31, 2024 compared to the year ended December 31, 2023, refer to “Item 5. Operating and Financial Review and Prospects” in our Form 20-F filed with the SEC on April 23, 2025.

Key Operating Measures: Available Days (Owned Dry Bulk Fleet) and Owned Dry Bulk Fleet Utilization

As described above under “—Factors Affecting Our Results of Operations”, we use certain operating measures, including Available Days and Owned Dry Bulk Fleet Utilization, to measure our efficiency in finding suitable employment for our vessels. These Key Operating Measures are presented below for the time period prior to the Spin-Off, consistent with the presentation of the predecessor combined carve-out financial statements for the year ended December 31, 2024 and for the period from January 1, 2025 to May 6, 2025.

Available Days (Owned Dry Bulk Fleet)

We define available days as the number of our ownership days of our owned dry bulk fleet during a period less the aggregate number of dry dock days and dry dock ballast days during such period. We use the following definitions in our calculation of available days (owned dry bulk fleet):

•	Dry dock days. We define dry dock days as the days during a period that a vessel underwent scheduled repairs or repairs under guarantee, vessel upgrades, scheduled dry-docking or special surveys.

•
Dry dock ballast days. We define dry dock ballast days as the total days during a period that a vessel spends sailing to and from a shipyard for scheduled repairs or repairs under guarantee, vessel upgrades, scheduled dry-docking or special surveys.

The available days (owned dry bulk fleet) for each of the quarters from January 1, 2024 to December 31, 2024 is shown in the below table.

	For the three-month period ended
	March 31, 2024	June 30, 2024	September 30, 2024	December 31, 2024
Available Days (Owned Dry Bulk Fleet)	3,534	3,316	3,357	3,343

Owned Dry Bulk Fleet Utilization

We calculate utilization of our owned dry bulk fleet (including vessels chartered-in by CBI) by dividing (i) the aggregate number of our on-hire days and ballast days (excluding dry dock ballast days) in a period of our owned dry bulk fleet by (ii) the number of our available days (owned dry bulk fleet) during such period. We use the following definitions in our calculation of utilization of owned dry bulk fleet:

•	On-hire days. We define on-hire days as the total days that a vessel was on-hire during a period.

•
Ballast days (excluding dry dock ballast days). We define ballast days (excluding dry dock ballast days) during a period, as the total number of days that a vessel is not on-hire, but is conducting ordinary ship operations (other than dry dock ballast days) which includes repositioning from a discharging port to a loading port, sailing to a port for the conclusion of a prospective sale of a vessel or a change of technical manager of a vessel.

The owned dry bulk fleet utilization for each of the quarters from January 1, 2024 to December 31, 2024 is shown in the below table.

	For the three-month period ended
	March 31, 2024	June 30, 2024	September 30, 2024	December 31, 2024
Owned Dry Bulk Fleet Utilization	97.7%	97.7%	98.7%	97.4%

Non-GAAP Financial Measures – Predecessor Combined Carve-Out Financial Results

The Company reports its predecessor combined carve-out financial results for the year ended December 31, 2024 and the period from January 1, 2025 to May 6, 2025 in accordance with U.S. GAAP. However, management believes that certain non-GAAP financial measures, including EBITDA, Adjusted EBITDA, Total voyage revenue adjusted on a cash basis, TCE revenue, TCE revenue allocated to our owned dry bulk fleet and Owned dry bulk fleet TCE rate per day, used in managing the business may provide users of these financial measures additional meaningful comparisons between current results and results in prior operating periods. Management believes that these non-GAAP financial measures can provide additional meaningful reflection of underlying trends of the business because they provide a comparison of historical information that excludes certain items that impact the overall comparability. Management also uses these non-GAAP financial measures in making financial, operating and planning decisions and in evaluating the Company’s performance. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the Company’s reported predecessor combined carve-out results prepared in accordance with U.S. GAAP.

EBITDA and Adjusted EBITDA

EBITDA represents net income / (loss) before interest and finance costs, net, interest income, depreciation and amortization of deferred dry-docking and special survey costs.

Adjusted EBITDA represents net income / (loss) before interest and finance costs, net, interest income, depreciation, amortization of deferred drydocking and special survey costs, non-cash “Accrued charter revenue” recorded under charters with escalating charter rates, (gain) / loss on sale of vessels, net, loss on vessels’ held for sale, vessel’s impairment loss, deferred charter-in expense, unrealized (gain) / loss on derivative instruments, net, non-recurring, non-cash write-off of loan deferred financing costs and general and administrative expenses – non-cash component. “Accrued charter revenue” is attributed to the time difference between the revenue recognition and the cash collection. Certain of the aforementioned adjustments may be relevant only in periods in which the related items occur and may not be applicable in periods where no such items are reflected in the financial statements. Accordingly, the adjustments used in the calculation of Adjusted EBITDA may vary from period to period based on the occurrence of such items, and the Company may include additional adjustments in future periods for items that are not currently reflected above but that management believes are not representative of the Company’s underlying operating performance.

We believe that the presentation of EBITDA and Adjusted EBITDA are useful to investors because they are frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. We also believe that EBITDA and Adjusted EBITDA are useful in evaluating our ability to service debt and make capital expenditures. In addition, we believe that EBITDA and Adjusted EBITDA are useful in evaluating our operating performance compared to that of other companies in our industry because the calculation of EBITDA and Adjusted EBITDA generally eliminates the effects of financings, income taxes and the accounting effects of capital expenditures and acquisitions, items which may vary for different companies for reasons unrelated to overall operating performance. In evaluating EBITDA and Adjusted EBITDA, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of EBITDA and Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or nonrecurring items.

The table below sets out our EBITDA and Adjusted EBITDA and the corresponding reconciliations to the most comparable U.S. GAAP measure presented in our predecessor combined carve-out financial statement of operations: net income / (loss) for the period from January 1, 2025 to May 6, 2025.

Period from January 1, 2025 to May 6, 2025

(Expressed in thousands of U.S. dollars)	(unaudited)

Net Loss	$(30,775)
Interest and finance costs, net	7,313
Interest income	(236)
Depreciation	14,044
Amortization of dry-docking and special survey costs	2,337
EBITDA	$(7,317)
Accrued charter revenue(1)	(495)
Deferred charter-in expense	(330)
Loss on sale of vessel	4,669
Loss on vessel held for sale	1,579
Vessel’s impairment loss	179
Unrealized gain on derivative instruments, net	(13,473)
Non-recurring, non-cash write-off of loan deferred financing costs	105
General and administrative expenses – non-cash component	528
Adjusted EBITDA	$(14,555)

(1)
Accrued charter revenue represents the difference between cash received and revenue recognized during the period on a straight-line basis at the charter’s average rate. In the early years of a charter with escalating charter rates, Total voyage revenue recognized will exceed cash received during the period, and during the later years of such charter, cash received will exceed Total voyage revenue recognized on a straight-line basis. The reverse is true for charters with descending rates.

Total Voyage Revenue Adjusted on a Cash Basis

Total voyage revenue adjusted on a cash basis represents Total voyage revenue after adjusting for non-cash “Accrued charter revenue” recorded under charters with escalating or descending charter rates. We believe that the presentation of Total voyage revenue adjusted on a cash basis is useful to investors because it presents the charter revenue for the relevant period based on the then-current daily charter rates, which allows investors to understand the impact of charters with escalating or de-escalating charter rates on our revenue and cash flow.

The table below sets out our Total voyage revenue adjusted on a cash basis and the corresponding reconciliation to the most comparable U.S. GAAP measure presented in our predecessor combined carve-out financial statement of operations: Total voyage revenue for the period from January 1, 2025 to May 6, 2025.

(Expressed in thousands of U.S. dollars)	Period from January 1, 2025 to May 6, 2025
(unaudited)
Total voyage revenue	$327,402
Accrued charter revenue(1)	(495)
Total voyage revenue adjusted on a cash basis	$326,907

(1)
Accrued charter revenue represents the difference between cash received and revenue recognized during the period under charters with escalating charter rates. For charters with escalating charter rates, Total voyage revenue is recognized on a straight-line basis at the charter’s average rate. In the early years of a charter with escalating charter rates, Total voyage revenue recognized will exceed cash received during the period; in the later years of a charter with escalating charter rates, cash received will exceed Total voyage revenue recognized during the period.

TCE Revenue, TCE Revenue allocated to our owned dry bulk fleet and TCE rate per day of our owned dry bulk fleet

Our TCE revenue is Total voyage revenue from the employment of our owned fleet and our chartered-in vessels after the deduction of Voyage expenses and Voyage expenses - related parties for a relevant period. Voyage expenses primarily consist of port and canal charges, fuel costs, EUAs and FuelEU Maritime expenses and commissions to counterparties or third parties that are unique to a particular charter. We believe that the presentation of TCE revenue is useful to investors because it allows for a uniform comparison of voyage revenues generated under both voyage and time-charter agreements. We believe that the presentation of TCE revenue allocated to our owned dry bulk fleet is useful to investors because it shows investors a uniform comparison of voyage revenues generated under both voyage and time-charter agreements of our owned dry bulk fleet, despite changes in the type of charters on which our owned dry bulk fleet is employed.

The tables below set out our TCE revenue and TCE revenue allocated to our owned dry bulk fleet with the corresponding reconciliation to the most comparable U.S. GAAP measure presented in our predecessor combined carve-out financial statement of operations: Total voyage revenue for the period from January 1, 2025 to May 6, 2025.

(Expressed in thousands of U.S. dollars)	Period from January 1, 2025 to May 6, 2025

(unaudited)
Total voyage revenue	$327,402
Voyage expenses	(107,383)
Voyage expenses-related parties	(3,765)
TCE revenue	$216,254
TCE revenue allocated to CBI	(175,760)
TCE revenue earned by our owned dry bulk fleet by chartering-out owned dry bulk vessels to CBI	8,190
TCE revenue allocated to our owned dry bulk fleet	$48,684

Our TCE rate per day of our owned dry bulk fleet is TCE revenue allocated to our owned dry bulk fleet (including vessels chartered by CBI) divided by the number of available days of the owned dry bulk fleet during the relevant time period. TCE rate per day is a standard shipping industry performance measure used primarily to compare period to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., voyage charters, time charters, bareboat charters and pool arrangements) under which its vessels may be employed between the periods. We believe that the presentation of our TCE rate per day of our owned dry bulk fleet is useful to investors because it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. We believe that the presentation of our TCE rate per day for only the owned dry bulk fleet is useful to investors because it shows only the performance of our owned fleet, which is more directly comparable from period to period than our chartered-in fleet because the composition of our chartered-in fleet changes more significantly from period to period. Given that the number of available days is only measured by the Company on a quarterly basis, the TCE rate per day is only presented for the full quarterly periods prior to the transfer of the dry bulk vessel owning entities.

The table below sets out TCE revenue allocated to our owned dry bulk fleet, TCE rate per day of our owned dry bulk fleet with the corresponding reconciliation to the most comparable U.S. GAAP measure presented in our predecessor combined carve-out financial statements of operations:  Voyage revenue for each of the three-month periods from January 1, 2024 to December 31, 2024.

	Three-month Period ended
	March 31, 2024	June 30, 2024	September 30, 2024	December 31, 2024
	(Expressed in thousands of U.S. dollars, except for days and TCE rate per day)
	(unaudited)
Voyage revenue	$254,616	$297,492	$318,896	$324,397
Voyage expenses	(89,711)	(79,992)	(85,664)	(87,117)
Voyage expenses-related parties	(572)	(1,631)	(3,382)	(3,818)
TCE revenue	$164,333	$215,869	$229,850	$233,462
TCE revenue allocated to CBI	(129,447)	(174,938)	(191,017)	(194,859)
TCE revenue earned by our owned dry bulk fleet by chartering-out owned dry bulk vessels to CBI	5,174	5,548	5,133	5,126
TCE revenue allocated to our owned dry bulk fleet	$40,060	$46,479	$43,966	$43,729
Available days (owned dry bulk fleet)	3,534	3,316	3,357	3,343
TCE rate per day of our owned dry bulk fleet	$11,336	$14,017	$13,097	$13,081

B.     Liquidity and Capital Resources

Overview

Our principal sources of funds have been operating cash flows, long term financing in the form of bank borrowings, shareholders’ equity contribution and proceeds from vessel sales. Our principal uses of funds have been capital expenditures to establish, grow and maintain our owned fleet, comply with international shipping standards, environmental laws and regulations and repayment of bank borrowings. In monitoring our working capital needs, we project our charter hire income and vessels’ maintenance and running expenses, as well as debt service obligations, and seek to maintain adequate cash reserves in order to address any budget overruns.

Our primary short-term liquidity needs relate to funding our vessel operating expenses and debt repayment. Our long-term liquidity needs primarily relate to additional vessel acquisitions in the dry bulk sector for fleet renewal or expansion, debt repayments, lease payments and dry dock expenses. We anticipate that our primary sources of funds will be cash from operations, along with borrowings under new credit facilities and other financing arrangements that we intend to obtain from time to time in connection with vessel acquisitions.

As of December 31, 2025, we had Cash and cash equivalents of $211.8 million, Restricted cash of $3.7 million and Margin deposits relating to our forward freight agreements, bunker swaps and EUA futures of $10.8 million (out of which $8.7 million were available to be drawn by the Company). Including the $84.7 million of available undrawn funds from our hunting license facility, our total liquidity as of December 31, 2025 was approximately $311.0 million.

As of December 31, 2025, we had an aggregate of $157.6 million of indebtedness outstanding under various credit agreements.

Additionally, as of March 16, 2026, we had three unencumbered vessels, two of which may be used to secure additional financing if needed to enhance our liquidity, whilst the third one is scheduled to be sold.

Our common stock dividend policy may impact our future liquidity needs. See “Item 8. Financial Information—8.A. Consolidated Financial Statements and Other Financial Information—Common Stock Dividend Policy”.

We believe that our sources of funds will be sufficient to make the required principal and interest payments on our indebtedness, make payments for capital expenditures and provide for the normal working capital requirements of the businesses in the short-term and long-term. See “— Credit Facilities”. We continually examine our options with respect to terms and sources of existing and future short-term and long-term capital resources to enhance our operating results and to ensure that we retain financial flexibility.

Working Capital Position

As of December 31, 2025, working capital position, which is current assets minus current liabilities, including the current portion of long-term debt and the current portion of operating lease liabilities, was positive $170.5 million.

Cash Flows – Consolidated Financial Results

Year ended December 31, 2025

Year ended December 31, 2025
(Expressed in millions of U.S. dollars)

Net Cash Provided by Operating Activities	$75.6
Net Cash Provided by Investing Activities	$74.5
Net Cash Provided by Financing Activities	$63.3

Net Cash Provided by Operating Activities

Net cash flows provided by operating activities for the year ended December 31, 2025 was $75.6 million. Net cash flows are mainly affected by (i) the working capital position, excluding the current portion of long-term debt, (ii) the net cash from operations, (iii) the dry-docking and special survey costs and (iv) the interest payments.

Net Cash Provided by Investing Activities

Net cash provided by investing activities was $74.5 million in the year ended December 31, 2025, which mainly consisted of proceeds we received from the sale of Rose, Resource, Pythias, Bernis, Gorgo, Acuity, Verity, Equity and Parity; partly offset by payments for upgrades for certain of our dry bulk vessels and the payments for the acquisition of the secondhand dry bulk vessels Gorgo and Imperator.

Net Cash Provided by Financing Activities

Net cash provided by financing activities was $63.3 million in the year ended December 31, 2025, which consisted of cash contribution in relation to the spin-off; partly offset by net payments relating to our debt financing agreements (including proceeds of $15.3 million we received from one debt financing agreement).

Cash Flows – Predecessor Combined Carve-Out Financial Results

For the period from January 1, 2025 to May 6, 2025

Period from January 1, 2025 to May 6, 2025
(Expressed in millions of U.S. dollars)

Net Cash Provided by Operating Activities	$3.9
Net Cash Provided by Investing Activities	$10.0
Net Cash Used in Financing Activities	$(42.2)

Net Cash Provided by Operating Activities

Net cash flows provided by operating activities for the period from January 1, 2025 to May 6, 2025 was $3.9 million. Net cash flows are mainly affected by (i) the working capital position, excluding the current portion of long-term debt and the accrued charter revenue (representing the difference between cash received in that period and revenue recognized on a straight-line basis), (ii) the net cash from operations, (iii) the dry-docking and special survey costs and (iv) the interest payments.

Net Cash Provided by Investing Activities

Net cash provided by investing activities was $10.0 million in the period from January 1, 2025 to May 6, 2025, which mainly consisted of proceeds we received from the sale of the dry bulk vessel Rose; partly offset by payments for upgrades for certain of our dry bulk vessels.

Net Cash Used in Financing Activities

Net cash used in financing activities was $42.2 million in the period from January 1, 2025 to May 6, 2025, which consisted of net payments relating to our debt financing agreements (including proceeds of $7.5 million we received from one debt financing agreement); partly off-set by net parent contributions.

Year ended December 31, 2024 compared to year ended December 31, 2023

For a discussion of the year ended December 31, 2024 compared to the year ended December 31, 2023, refer to “Item 5. Operating and Financial Review and Prospects” in our Form 20-F filed with the SEC on April 17, 2025.

Credit Facilities

We operate in a capital-intensive industry, which requires significant amounts of investment, and we fund a portion of this investment through long-term debt, mainly from banks or other financial institutions. We have entered into a number of credit facilities. Our vessel-owning subsidiaries usually act as direct borrowers under our credit facilities, with Costamare Bulkers and/or Costamare Bulkers Ships serving as the guarantors. Under one of our credit facilities, Costamare Bulkers Ships acts as the borrower, with the respective vessel-owning subsidiary and Costamare Bulkers acting as the guarantors. The obligations under our credit facilities are secured by, among other things, first priority mortgages over the vessels owned by the respective subsidiaries, charter assignments, first priority assignments of all insurances and earnings of the mortgaged vessels and guarantees by Costamare Bulkers and/or Costamare Bulkers Ships.

As of December 31, 2025, the interest rate on all of our credit facilities is based on SOFR floating rates.

As of December 31, 2025, our credit facilities have an aggregate outstanding balance of $157.6 million. For more information on our Credit Facilities please see Note 7 to our consolidated financial statements and Note 7 to our predecessor combined carve-out financial statements included elsewhere in this annual report.

The following table summarizes certain terms of our existing drawn credit facilities as of December 31, 2025:

Borrowers Under Our Credit Facilities	Outstanding Principal Amount	Interest Rate(1)	Maturity	Repayment Profile
	(Expressed in thousands of U.S. dollars)
Adstone Marine Corp. et al.	67,247	SOFR + Margin(2)	2029	Straight-line amortization with balloon
Archet Marine Corp. et al.	19,195	SOFR + Margin(2)	2030	Straight-line amortization with balloon
Andati Marine Corp. et al.	42,992	SOFR + Margin(2)	2029	Straight-line amortization with balloon
Silkstone Marine Corp. et al.	13,108	SOFR + Margin(2)	2029	Straight-line amortization with balloon
Costamare Bulkers Ships Inc.	15,013	SOFR + Margin(2)	2031	Straight-line amortization with balloon

(1)	The interest rates of long-term bank debt at December 31, 2025 ranged from 5.29% to 5.54%, and the weighted average interest rate as of December 31, 2025 was 5.4%.
(2)	The interest rate margin of long-term bank debt at December 31, 2025 ranged from 1.60% to 1.65%, and the weighted average interest rate margin as of December 31, 2025 was 1.6%.

Covenants and Events of Default

Our credit facilities impose certain operating and financial restrictions on us. These restrictions generally

(1) limit our ability to, among other things:

•	pay dividends if an event of default has occurred and is continuing or would occur as a result of the payment of such dividends;

•	allow the vessel-owning subsidiaries to cease being, directly or indirectly, our wholly owned subsidiaries;

•	sell or transfer significant assets; or

•	allow the Konstantakopoulos family’s direct or indirect holding in us to fall below 30% of the total issued common share capital; and

(2) limit the ability of our applicable financed vessel-owning subsidiaries to, among other things:

•	pay dividends if an event of default has occurred and is continuing or would occur as a result of the payment of such dividends;

•	sell or transfer any of their assets, unless the relevant financing obligation is prepaid;

•	make or repay loans or advances, other than repayment of the credit facilities;

•	make investments in other persons; or

•	create liens on assets or provide guarantees other than for in the ordinary course of trading.

The credit facilities also require us and our applicable financed vessel-owning subsidiaries to maintain the aggregate of (a) the market value of the mortgaged vessel or vessels and (b) the market value of any additional security provided to the lenders, above a percentage ranging between 115% to 120% of the then outstanding amount of the credit facility and any related swap exposure. This minimum value covenant must be determined at the expense of the borrower throughout the tenor of the credit facilities.

We are required to maintain compliance with the following financial covenants to maintain minimum liquidity, minimum market value adjusted net worth and leverage ratios, as defined below:

•
the ratio of total liabilities (after deducting all cash and cash equivalents) to market value adjusted total assets (after deducting all cash and cash equivalents) may not exceed 0.75:1 (calculated based on Costamare Bulkers Ships’ consolidated financial statements);

•
the aggregate amount of all cash and cash equivalents including restricted cash (as per Costamare Bulkers’ consolidated financial statements) may not be less than the greater of (i) $30 million or (ii) 3% of total bank debt on a consolidated basis of Costamare Bulkers Ships; and

•	the market value adjusted net worth must at all times exceed $100 million (calculated based on Costamare Bulkers Ships’ consolidated financial statements).

Our credit facilities contain customary events of default, including non-payment of principal or interest, breach of covenants or material inaccuracy of representations, default under other indebtedness in excess of a threshold and bankruptcy.

The Company is not in default under any of its credit facilities.

Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk

The shipping industry is a capital intensive industry, requiring significant amounts of investment. Much of this investment is provided in the form of long-term debt. Our debt usually contains interest rates that fluctuate with the financial markets. Increasing interest rates could adversely impact future earnings. Our interest expense is affected by changes in the general level of interest rates, primarily Term SOFR based rates. As an indication of the extent of our sensitivity to interest rate changes, an increase of 100 basis points in the reference rates would have decreased our net income and cash flows during the year ended December 31, 2025 by approximately $1.4 million based upon our debt level during such period.

For more information on our interest rate risk see “Item 11. Quantitative and Qualitative Disclosures About Market Risk—11.A. Quantitative Information About Market Risk— Interest Rate Risk”.

Interest Rate Swaps and Interest Rate Caps

As of December 31, 2025, we have not entered into any interest rate swap or cap agreements. For information on our interest rate caps see “Item 11. Quantitative and Qualitative Disclosures About Market Risk—11.A. Quantitative Information About Market Risk—Interest Rate Risk”.

Foreign Currency Exchange Risk

We generate all of our revenue in U.S. dollars, but a portion of our expenses are in currencies other than U.S. dollars (mainly in Euro), and any gain or loss we incur as a result of the U.S. dollar fluctuating in value against those currencies is included in vessel operating expenses. As of December 31, 2025, approximately 2% of our outstanding accounts payable were denominated in currencies other than the U.S. dollar (mainly in Euro). We hold cash and cash equivalents mainly in U.S. dollars.

As of December 31, 2025, we were engaged in 12 Euro/ U.S. dollar currency options totaling $14,100 at an average call rate of Euro/U.S. dollar 1.1750, expiring in monthly intervals up to December 2026.

C.    Research and Development, Patents and Licenses, etc.

We incur from time to time expenditures relating to inspections for acquiring new vessels. Such expenditures are insignificant and are expensed as they are incurred.

D.    Trend Information

The global dry bulk vessel fleet consists of vessels of a wide range of sizes (from 10,000 dwt Handysize vessels to approximately 400,000 dwt Valemax carriers) designed for the transportation of dry bulk commodities to service global industries including metals, energy, and agriculture. Dry bulk cargoes are, in many cases, essential raw materials and commodities on which growing global populations and economic development rely.

Dry bulk markets are highly competitive: charter rates are sensitive to changes in demand for, and supply of, shipping capacity, and are consequently cyclical and volatile.

Dry bulk shipping demand is principally a product of the amount of dry bulk commodities traded and transported by sea and the distance over which this cargo is transported. Trade in dry bulk commodities is in turn affected by global and regional economic conditions, including industrial production trends globally, and primarily in Asia, particularly China.

Total seaborne dry bulk trade increased by 1.4% in 2025 due to the increased seaborne demand for iron ore, coal, grains and other minerals. More specifically, seaborne demand for coal decreased by 4% in 2025, while demand for iron ore increased by 2.5%.

The total supply of dry bulk vessels grew 3% during 2025, bringing the total fleet size to 1,097 million dwt. Ordering of new dry bulk vessels remained relatively slow for the entire year, and at the end of 2025, the total dry bulk vessel orderbook was 136 million dwt or 11% of the total fleet, with expected deliveries between 2026 and 2030.

E.    Critical Accounting Estimates

The discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements and predecessor combined carve-out financial statements, each of which has been prepared in accordance with U.S. GAAP. The businesses of Costamare Bulkers did not operate as a separate legal entity prior to the Spin-Off. For periods prior to the Spin-Off, our predecessor combined carve-out financial statements have been derived from the consolidated financial statements and accounting records of Costamare Inc. as if its dry bulk related business (including its dry bulk fleet and the CBI business) operated on its own during the periods presented. For the avoidance of doubt, all figures presented in this section for the period ended December 31, 2025 are based on our consolidated financial statements and figures presented for the period ended December 31, 2024 are based on our predecessor combined carve-out financial statements. For additional information, please refer to “Item 5. Operating and Financial Review and Prospects - A. Operating Results - Basis of Presentation.”

The preparation of those financial statements requires us to make estimates and judgments that affect the reported amounts of assets and liabilities, revenues and expenses and related disclosure at the date of our financial statements. Actual results may differ from these estimates under different assumptions and conditions. Critical accounting policies are those that reflect significant judgments of uncertainties and potentially result in materially different results under different assumptions and conditions. We describe below what we believe are our most critical accounting policies, because they generally involve a comparatively higher degree of judgment in their application. For a description of all our significant accounting policies, see Note 2 to our consolidated financial statements included elsewhere in this annual report and Note 2 to our predecessor audited combined carve-out financial statements.

Vessel Impairment

We review our owned vessels for impairment whenever events or changes in circumstances indicate that the carrying amount of a vessel might not be recoverable. We consider information, such as vessel sales and purchases, business plans and overall market conditions in order to determine if an impairment might exist.

As part of the identification of impairment indicators and Step 1 of impairment analysis, we compute estimates of the future undiscounted net operating cash flows for each vessel based on assumptions regarding time charter rates, vessels’ operating expenses, vessels’ capital expenditures, vessels’ residual value, fleet utilization and the estimated remaining useful life of each vessel.

The future undiscounted net operating cash flows are determined as the sum of (x) (i) the charter revenues from existing time charters for the fixed fleet days and (ii) an estimated daily time charter rate for the unfixed days (using the most recent ten-year average of historical one-year time charter rates available for each type of dry bulk vessel over the remaining estimated life of each vessel, net of commissions), assuming an estimated fleet utilization rate, less (y) (i) expected outflows for vessels’ operating expenses assuming an expected increase in expenses of 2.5% over a five-year period, based on management’s estimates, (ii) planned dry-docking and special survey expenditures and (iii) management fees expenditures. Charter rates for dry bulk vessels are cyclical and subject to significant volatility based on factors beyond Company’s control. Therefore, we consider the most recent ten-year average of historical one-year time charter rates available for each type of dry bulk vessel, to be a reasonable estimation of expected future charter rates over the remaining useful life of its dry bulk vessels. We believe the most recent ten-year average of historical one-year time charter rates available for each type of dry bulk vessel provide a fair estimate in determining a rate for long-term forecasts. The salvage value used in the impairment test is estimated at $0.300 per light weight ton in accordance with the dry bulk vessels’ depreciation policy.

The assumptions used to develop estimates of future undiscounted net operating cash flows are based on historical trends as well as future expectations. If those future undiscounted net operating cash flows are greater than a vessel’s carrying value, there are no impairment indications for such vessel. If those future undiscounted net operating cash flows are less than a vessel’s carrying value, we proceed to Step 2 of the impairment analysis for such vessel.

In Step 2 of the impairment analysis, we determine the fair value of the vessels that failed Step 1 of the impairment analysis, based on management estimates and assumptions, making use of available market data and taking into consideration third-party valuations. Therefore, we have categorized the fair value of the vessels as Level 2 in the fair value hierarchy. The difference between the carrying value of the vessels that failed Step 1 of the impairment analysis and their fair value as calculated in Step 2 of the impairment analysis is recognized in our accounts as an impairment loss.

As of December 31, 2025 and December 31, 2024, our assessment concluded that no impairment loss, on any of our owned vessels should be recorded. As of December 31, 2023, the review of the carrying amounts in connection with the estimated recoverable amount of our owned vessels resulted in an impairment loss of $0.4 million, in aggregate, in relation to two of our vessels.

Charter rates are subject to change based on a variety of factors that we cannot control. If, as at December 31, 2025 and 2024, we were to utilize an estimated daily time charter equivalent for our vessels’ unfixed days based on the most recent five year, three year or one year historical average rates without adjusting for inflation (or another growth assumption), the impact would be the following:

	December 31, 2025		December 31, 2024
	No. of Dry-bulk Vessels (*)	Amount ($ US Million) (**)	No. of Dry-bulk Vessels (*)	Amount ($ US Million) (**)
5-year historical average rate	-	-	-	-
3-year historical average rate	-	-	-	-
1-year historical average rate	-	-	-	-

(*)	Number of dry bulk vessels the carrying value of which would not have been recovered.
(**)	Aggregate carrying value that would not have been recovered.

In addition to the two-step impairment analysis, the Company also conducts a separate internal analysis. This analysis uses third-party valuations based on which, as of December 31, 2025, four of our 31 vessels in the water may have current market values below their carrying values (compared to six of our 38 vessels in the water as at December 31, 2024).

Although we believe that the assumptions used to evaluate potential impairment are reasonable and appropriate, such assumptions are highly subjective. There can be no assurance that charter rates and vessel values will remain at their current level or that they will not decrease or increase significantly in the future.

While the Company intends to continue to hold and operate its vessels, the following table presents information with respect to the carrying amount of the Company’s vessels and indicates whether their estimated market values based on our internal discounted cash flow analysis are below their carrying values as of December 31, 2025 and 2024. For the calculation of the estimated market values, the Company used third-party valuations and the following methodology. For vessels with charters expiring before December 31, 2026 (i.e., within 12 months after the date of the annual financial statements for the year ended December 31, 2025), the Company uses charter-free third-party valuations as at December 31, 2025. For all other vessels, the Company uses: (A) third-party charter free valuations of each vessel at the earliest expiry date of the charter of each vessel (e.g., in determining the residual value of a 5-year-old vessel with a time charter having its earliest expiry date five years after the date of the annual financial statements, the third-party valuation provides us with the charter-free value of a 10-year-old vessel with the same technical characteristics and specifications, which is representative of the residual value of the vessel at the earliest expiry date of its respective time charter) discounted to December 31, 2025, plus (B) the discounted future cash flow from the charter of each vessel until the earliest expiry date of that charter.

The carrying value of each of the Company’s vessels does not necessarily represent its fair value or the amount that could be obtained if the vessel were sold. The Company’s estimates of fair values (under our internal analysis) assume that the vessels are all in good and seaworthy condition without need for repair and, if inspected, would be certified as being in class without recommendations of any kind. In addition, because vessel values are highly volatile, these estimates may not be indicative of either the current or future prices that the Company could achieve if it were to sell any of the vessels. The Company would not record impairment for any of the vessels for which the estimated fair value is below its carrying value unless and until the Company either determines to sell the vessel for a loss or determines that the vessel’s carrying amount is not recoverable under Step 2 of the impairment analysis. For the vessels with estimated fair values lower than their carrying values, we believe that such differences will be recoverable throughout the useful lives of such vessels.

Dry Bulk Fleet

	Vessel	Size (dwt)	Built	Acquisition Date	Carrying Value December 31, 2025 ($ US Million)(1)	Carrying Value December 31, 2024 ($ US Million)(1)
1	Frontier (4)	181,415	2012	July 2024	32.1	34.2
2	Miracle	180,643	2011	February 2024	25.0	26.1
3	Prosper	179,895	2012	June 2024	27.8	29.7
4	Dorado	179,842	2011	August 2023	24.6	25.9
5	Magnes	179,546	2011	November 2024	28.5	30.2
6	Imperator	176,387	2012	July 2025	24.8	-
7	Enna	175,975	2011	August 2023	23.3	24.9
8	Aeolian	83,478	2012	August 2021	17.2	18.8
9	Greneta	82,166	2010	December 2021	15.3	16.7
10	Hydrus	81,601	2011	December 2021	15.0	16.0
11	Phoenix	81,569	2012	December 2021	16.8	18.0
12	Builder (3),(4)	81,541	2012	June 2021	18.1	19.5
13	Farmer (3),(4)	81,541	2012	September 2021	18.2	19.6
14	Sauvan(3)	79,700	2010	July 2021	14.5	13.6
15	Rose (2),(4)	76,619	2008	October 2021	-	15.6
16	Merchia	63,585	2015	December 2021	21.0	20.5
17	Dawn	63,561	2018	July 2021	20.6	21.7
18	Seabird	63,553	2016	July 2021	17.7	18.8
19	Orion	63,473	2015	November 2021	20.7	20.4
20	Damon	63,301	2012	December 2021	18.1	19.5
21	Arya	61,424	2013	September 2023	18.6	19.9
22	Alwine	61,090	2014	November 2024	23.5	24.0
23	August	61,090	2015	December 2024	24.6	25.2
24	Athena	58,018	2012	September 2021	13.0	14.1
25	Eracle	58,018	2012	July 2021	13.1	14.2
26	Pythias(2),(4)	58,018	2010	December 2021	-	14.3
27	Norma	58,018	2010	March 2022	14.3	14.0
28	Uruguay	57,937	2011	September 2021	14.0	15.1
29	Curacao	57,937	2011	October 2021	14.1	15.1
30	Serena	57,266	2010	August 2021	11.9	12.8
31	Libra(3),(4)	56,701	2010	January 2022	13.7	13.8
32	Clara	56,557	2008	August 2021	11.1	12.4
33	Bermondi	55,469	2009	October 2021	13.2	14.6
34	Verity(2)	37,163	2012	July 2021	-	12.6
35	Parity(2)	37,152	2012	September 2021	-	12.9
36	Acuity(2)	37,152	2011	July 2021	-	11.6
37	Equity(2)	37,071	2013	October 2021	-	14.0
38	Bernis(2)	35,995	2011	July 2021	-	11.1
39	Resource(2)	31,775	2010	September 2021	-	9.6
40	Gorgo(2)	76,498	2005	July 2025	-	-
				TOTAL	584.4	691.0

(1)	For impairment test calculation, Carrying Value includes the unamortized balance of dry-docking cost as at December 31, 2025 and 2024.
(2)	Vessel sold in 2025.
(3)
Indicates dry bulk vessels which we believe, as of December 31, 2025, may have had fair values below their carrying values. As of December 31, 2025, we believe that the aggregate carrying value of these four vessels was $4.5 million more than their aggregate market value.

(4)
Indicates dry bulk vessels which we believe, as of December 31, 2024, may have had fair values below their carrying values. As of December 31, 2024, we believe that the aggregate carrying value of these six vessels was $8.0 million more than their aggregate market value.

Vessels are stated at cost, which consists of the contract price and any material expenses incurred upon acquisition (initial repairs, improvements and delivery expenses, interest and on-site supervision costs incurred during the construction periods). Subsequent expenditures for conversions and major improvements are also capitalized when they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels.

Vessel Lives and Depreciation

We depreciate our owned vessels based on a straight-line basis over the estimated economic lives assigned to each vessel, which is currently 25 years from the date of their initial delivery from the shipyard, which we believe is within industry standards and represents the most reasonable useful life for each of our vessels. Depreciation is based on the cost of the vessel less its estimated residual value which is equal to the product of vessels’ lightweight tonnage and estimated scrap rate ($300 per lightweight ton). Secondhand vessels are depreciated from the date of their acquisition through their remaining estimated useful lives. A decrease in the residual value of our owned vessels or a decrease in the estimated economic lives assigned to our owned vessels due to unforeseen events (such as an extended period of weak markets, the broad imposition of age restrictions by our owned customers, new regulations, or other future events) which could result in a reduction of the estimated useful lives of any affected vessels may lead to higher depreciation charges and/or impairment losses in future periods for the affected vessels. We examine the prospect and the timing of each vessel sale for demolition opportunistically and on a case-by-case basis. The decision to sell a specific vessel for demolition depends on the prospects of the vessel to secure employment, the estimated cost of maintaining the vessel, the available financing and the price of scrap.

Revenue Recognition

Revenues are generated from time-charter agreements which contain a lease as they meet the criteria of a lease under ASC 842. Time charter agreements usually contain a minimum non-cancellable period and an extension period at the option of the charterer. Each lease term is assessed at the inception of that lease. Under a time-charter agreement, the charterer pays a daily hire for the use of the vessel and reimburses the owner for certain expenses, including hold cleanings, extra insurance premiums for navigating in restricted areas and damages caused by such charterer. Additionally, the owner typically pays commission on the daily hire, to the charterer and/or the brokers, which are direct costs and are recorded in voyage expenses. Under a time-charter agreement, the owner provides services related to the operation and the maintenance of the vessel, including crew, spares and repairs, which are recognized in operating expenses. Time charter revenues are recognized over the term of the charter as service is provided, when they become fixed and determinable. Revenues from time charter agreements providing for varying rates are accounted for as operating leases and thus recognized on a straight-line basis over the non-cancellable rental periods of such agreements, as service is performed. Revenue generated from variable lease receipts is recognized in the period when changes in the facts and circumstances on which the variable lease payments are based occur. Unearned revenue includes cash received prior to the balance sheet date for which all criteria to recognize as revenue have not been met, including any unearned revenue resulting from charter agreements providing for varying annual rates, which are accounted for on a straight-line basis.

The charterer may charter the vessel with or without the owner’s crew and other operating services (time charter and bareboat charter, respectively). Thus, the agreed daily rates (hire rates) in the case of time charter agreements also include compensation for part of the agreed crew and other operating and maintenance services provided by the owner (non-lease components). As a lessor, the Company has elected not to allocate the consideration in the agreement between the lease and non-lease components, as both have the same timing and pattern of transfer to the charterer (lessee). The lease component, if accounted for separately, would be classified as an operating lease. Additionally, the lease component is considered the predominant component, as the Company has assessed that more value is ascribed to the lease of the vessel rather than to the services provided under the time charter contracts.

Under Voyage charter agreements, a vessel is provided for the transportation of specific goods between specific ports in return for payment of an agreed upon freight per ton of cargo. We have determined that our voyage charter agreements do not contain a lease because the charterer under such contracts does not have the right to control the use of the vessel since we, as the ship owner, retain control over the operations of the vessel, provided also that the terms of the voyage charter are pre-determined, and any change requires our consent and are therefore considered service contracts that fall under the provisions of ASC 606 “Revenue from contracts with customers”. We account for a voyage charter when all the following criteria are met: (i) the parties to the contract have approved the contract in the form of a written charter agreement or fixture recap and are committed to perform their respective obligations, (ii) we can identify each party’s rights regarding the services to be transferred, (iii) we can identify the payment terms for the services to be transferred, (iv) the charter agreement has commercial substance (that is, the risk, timing, or amount of the future cash flows is expected to change as a result of the contract) and (v) it is probable that we will collect substantially all of the consideration to which it will be entitled in exchange for the services that will be transferred to the charterer. The majority of revenue from voyage charter agreements is collected in advance. We have determined that there is one single performance obligation for each of our voyage contracts, which is to provide the charterer with an integrated transportation service within a specified time period. We are also engaged in contracts of affreightment which are contracts for multiple voyage charter employments. In addition, we have concluded that revenues from voyage charters in the spot market or under contracts of affreightment are recognized ratably over time because the charterer simultaneously receives and consumes the benefits of our performance as we perform. Therefore, since our performance obligation under each voyage contract is met evenly as the voyage progresses, revenue is recognized on a straight-line basis over the voyage days from the loading of cargo to its discharge.

Recent Accounting Pronouncements

See Note 2 to our consolidated financial statements and Note 2 to our predecessor combined carve-out financial statements included elsewhere in this annual report.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.    Directors and Senior Management

The following table sets forth information regarding our directors and executive officers. The business address of each of our executive officers and directors listed below is 7 rue du Gabian, MC 98000 Monaco. Our telephone number at that address is +377 92 00 1745. Our board of directors will be elected annually on a staggered basis, and each elected director will hold office for a three-year term except that the initial terms of office of certain persons serving as directors at the time of the Spin-Off will expire in 2026, 2027, and 2028, as detailed below. The following directors have been determined by our board of directors to be independent under the standards of the NYSE and the rules and regulations of the SEC: David Grant and Katerina Eleftheriou. Officers are elected from time to time by vote of our board of directors and hold office until a successor is elected and qualified.

Name	Age	Position
Gregory Zikos	57	Chief Executive Officer and Class III Director
Peter Lund	51	Class II Director
Dimitrios Sofianopoulos	59	Class I Director
Katerina Eleftheriou	49	Class III Director
David Grant	59	Class II Director
Dimitris Pagratis	51	Chief Financial Officer
Anastassios Gabrielides	61	General Counsel and Secretary

The term of our Class I director expires in 2026, the term of our Class II directors will expire in 2027 and the term of our Class III directors will expire in 2028.

Gregory Zikos is our chief executive officer and a member of our board of directors. He also serves as chief financial officer and a member of the board of directors of Costamare Inc. Prior to joining Costamare Inc. in 2007, Mr. Zikos was employed at DryShips, Inc., a public shipping company, as the chief financial officer from 2006 to 2007. From 2004 to 2006, Mr. Zikos was employed with J&P Avax S.A., a real estate investment and construction company, where he was responsible for project and structured finance debt transactions. From 2000 to 2004, Mr. Zikos was employed at Citigroup (London), global corporate and investment banking group, where he was involved in numerous European leveraged and acquisition debt financing transactions. Mr. Zikos practiced law from 1994 to 1998, during which time he advised financial institutions and shipping companies in debt and acquisition transactions. Mr. Zikos holds an M.B.A. in finance from Cornell University, an LL.M. from the University of London King’s College, and a bachelor of laws, with merits, from the University of Athens.

Peter Lund is a member of our board of directors. He also serves as chief commercial officer of Costamare Inc. Prior to joining Costamare Inc. in 2023, Mr. Lund was employed at A.P. Moller-Maersk, a public shipping company, as Vice President and Head of Chartering/S&P/Newbuildings from 2014 to 2023. From 2012 to 2014, Mr. Lund was employed with Costamare Shipping in Singapore as commercial director. From 2008 to 2012, Mr. Lund was employed by Ship Finance International, a NYSE listed shipping company, in Singapore as Commercial Director in charge of business development. From 2001 to 2004, Mr. Lund was in charge of opening and developing Maersk Broker Athens and from 2004 to 2008 was in charge of Maersk Broker South East Asia and was Head of Maersk Broker Singapore. From 1993 to 2004, Mr. Lund was employed with A.P. Moeller Maersk in various functions and leadership positions in Copenhagen, Rotterdam and Genoa. Mr. Lund holds a Master’s Degree of Law from University of Copenhagen and has participated in various leadership and development programs at London Business School, Stanford University and CCL Colorado.

Dimitrios Sofianopoulos is a member of our board of directors. Mr. Sofianopoulos has over 35 years of experience in the shipping sector and has been working with the Costamare group of companies for the last 18 years. He has studied law in Greece and the UK and has qualified as a Greek and UK lawyer. Prior to joining Costamare, he has worked as an equity partner of a major international law firm in NY, London, Monaco and Athens Greece. In his long career, Mr. Sofianopoulos has worked with a large number of Greek and other international commercial banks, private equity houses, mezzanine lenders and builders, as well as major Greek and foreign shipowners, and has been involved in numerous transactions involving M&A, IPOs, JVs, NPL portfolios, commercial lending, leasing, single or fleet acquisitions, newbuildings, bareboat charters, COAs and other shipping related matters. Mr. Sofianopoulos is currently a director of Neptune Maritime Leasing Limited, a maritime leasing platform subsidiary of Costamare Inc., and holds an MSc in Shipping, Trade and Finance from Bayes Business School, City University, an LL.M. from Queen Mary College of the University of London, and a LL.B. from the Aristotelion University of Thessaloniki, Greece.

Katerina Eleftheriou is a member of our board of directors. From 2007 to 2023, Ms. Eleftheriou worked at HSBC Continental Europe where she was the Head of Shipping Greece and a member of the Bankʼs Greek Executive Committee from 2019 to 2023. During this period, she also advised the bank on maritime finance projects of other international sites, was an active member of HSBCʼs D&I Committee and acted as mentor and coach to candidates for various leadership related roles. In 2023, she successfully led the sale of the Bankʼs $2 billion Greek shipping portfolio. From 2001 to 2007, Ms. Eleftheriou worked for Laiki Bank (Hellas) S.A., a Cypriot bank, as a shipping relationship manager, and she started her career in 2000 in the finance department of Enterprises Shipholding Corporation, a large private oceangoing refrigerated cargo and container shipping company in Athens. Ms. Eleftheriou is currently a director of Neptune Maritime Leasing Limited, a maritime leasing platform subsidiary of Costamare Inc., and a Senior Advisor to First Citizens Bank, Maritime Finance. Ms. Eleftheriou holds an MSc in Shipping, Trade & Finance from Cass Business School and a BSc in Management from Deree College.

David Grant is a member of our board of directors. Mr. Grant is a highly experienced international banker with a career spanning over 35 years. From 2014 to 2025, Mr. Grant was a Managing Director at ING Bank N.V. leading the bank’s ship finance business in Continental Europe with particular focus on Greece. At ING, Mr. Grant has held various key management positions including Head of London, Shipping and a member of the Lending Services UK Management Team. From 2003 to 2014, he worked at DNB where he also served as Head of Shipping, Offshore & Logistics, EMEA with management responsibility for the London and Athens offices. During his time with DNB, he oversaw the opening of the Athens Representative office and was a member of the Global Shipping Leadership Group as well as the London Branch Executive Management Committee. He also acted as interim CEO of DNB London during the 2008 financial crisis. Between 2000 and 2003, Mr. Grant was a Director in Structured Finance at RBS with responsibility for investments in bonds, asset-backed securities and credit derivatives. Prior to 2000, Mr. Grant was employed in ship finance by Berliner Bank AG from 1994 to 2000. Mr. Grant’s banking career began with RBS in 1986.

Dimitris Pagratis is our chief financial officer. Mr. Pagratis also serves as Finance Director of Costamare Services. Prior to joining Costamare Services in 2017, Mr. Pagratis worked for two years as Senior Relationship Manager with DNB Bank. From 2004 until 2015, he held the position of Corporate Finance and Treasury Manager in Tsakos Shipping Group. Prior to that, Mr. Pagratis worked as an Associate in EFG Finance (investment banking services) and as an Analyst with KPMG Financial Advisory Services. Mr. Pagratis holds an M.Sc. in International Accounting and Finance from London School of Economics, a B.Sc. in Business Administration from the Athens University of Economics and Business and is a CFA® charterholder.

Anastassios Gabrielides is our general counsel and secretary. He also serves as general counsel and secretary of Costamare Inc. since May 2013. From 2004 to 2011, Mr. Gabrielides served at the Hellenic Capital Markets Commission, the Greek securities regulator, first as Vice Chairman (2004 to 2009) and then as Chairman (2009 to 2011). Mr. Gabrielides also worked for the Alexander S. Onassis Foundation from 1991 to 1999 in various posts and was a member of the Executive Committee. Mr. Gabrielides has been a member of the board of supervisors of the European Securities and Markets Authority and has been a member of the Greek Financial Intelligence Unit. Mr. Gabrielides holds LL.M. degrees from Harvard Law School and the London School of Economics, a law degree from Athens University Law School, and a B.A. in economics from the American College of Greece, Deree College.

B.     Compensation of Directors and Senior Management

Because we are a newly independent entity, we have not previously provided any compensation to our directors or senior management for periods preceding the Spin-Off. Currently, our independent non-executive directors receive annual fees in the amount of $80,000 pro-rated for their days of service, plus reimbursement for their out-of- pocket expenses. Our non-independent directors do not receive compensation for their service as directors. We do not have any service contracts with our non-executive directors that will provide for benefits upon termination of their services.

We had four shore-based officers during our fiscal year ended December 31, 2025: our chief executive officer, our chief financial officer, our general counsel and secretary and our former chief commercial officer. We do not pay any compensation to our officers for their services as officers. Our officers are employed and are compensated for their services by Costamare Shipping or Costamare Services and in certain cases also from CBI.  For the fiscal year ending December 31, 2025, CBI has paid our executive officers in the aggregate a salary plus bonus of $896,000.

C.    Board Practices

We have five members on our board of directors. The board of directors may change the number of directors to not less than three, nor more than 15, by a vote of a majority of the entire board. Each of Mr. Zikos, Mr. Lund, Ms. Eleftheriou and Mr. Grant were elected prior to the completion of the Spin-Off. Mr. Sofianopoulos was appointed to serve as a director in October 2025 to fill the vacancy related to the resignation of Jens Jacobsen. Each director shall be elected to serve a term lasting until the third succeeding annual meeting of shareholders and until his or her successor shall have been duly elected and qualified, except (i) in the event of death, resignation or removal and (ii) the initial terms of office of persons currently serving as Class I, Class II and Class III directors will expire at the first, second and third annual meetings, respectively, after the Spin-Off, and until his or her successor shall have been duly elected and qualified. A vacancy on the board created by death, resignation, removal (which may only be for cause), or failure of the shareholders to elect the entire class of directors to be elected at any election of directors or for any other reason, may be filled only by an affirmative vote of a majority of the remaining directors then in office, even if less than a quorum, at any special meeting called for that purpose or at any regular meeting of the board of directors.

We are a “foreign private issuer” under the securities laws of the United States and the rules of the NYSE. Under the securities laws of the United States, “foreign private issuers” are subject to different disclosure requirements than U.S. domiciled registrants, as well as different financial reporting requirements. Under the NYSE rules, a “foreign private issuer” is subject to less stringent corporate governance requirements. Subject to certain exceptions, the rules of the NYSE permit a “foreign private issuer” to follow its home country practice in lieu of the listing requirements of the NYSE. As permitted by such exemptions, as well as by our bylaws and the laws of the Marshall Islands, we currently have a board of directors with a majority of non-independent directors and a combined corporate governance, nominating and compensation committee with one non-independent director serving as a committee member. As a result, non-independent directors, including members of our management who also serve on our board of directors, may, among other things, fix the compensation of our management, make stock and option awards and resolve governance issues regarding our company. In addition, we currently have an audit committee composed solely of two independent committee members, whereas a domestic public company would be required to have three such independent members. Accordingly, in the future you may not have the same protections afforded to shareholders of companies that are subject to all of the NYSE corporate governance requirements.

Corporate Governance

We have adopted a number of key documents that are the foundation of the Company’s corporate governance, including:

•	a Code of Business Conduct and Ethics for all officers and employees, which incorporates a Code of Ethics for directors and a Code of Conduct for corporate officers;

•	a Corporate Governance, Nominating and Compensation Committee Charter; and

•	an Audit Committee Charter.

These documents and other important information on our governance are posted on our website and may be viewed at http://www.costamarebulkers.com. The information contained on or connected to our website is not part of this annual report. We will also provide a paper copy of any of these documents upon the written request of a shareholder. Shareholders may direct their requests to the attention of our general counsel and secretary, Anastassios Gabrielides, 7 rue du Gabian, MC 98000 Monaco.

The board of directors and our Company’s management engage in an ongoing review of our corporate governance practices in order to oversee our compliance with the applicable corporate governance rules of the NYSE and the SEC.

Committees of the Board of Directors

Audit Committee

Our audit committee consists of David Grant and Katerina Eleftheriou. Katerina Eleftheriou is the chairperson of the committee. The audit committee is responsible for:

•	the appointment, compensation, retention and oversight of independent auditors and approving any non-audit services performed by such auditors;

•
assisting the board in monitoring the integrity of our financial statements, the independent auditors’ qualifications and independence, the performance of the independent accountants and our internal audit function and our compliance with legal and regulatory requirements;

•
annually reviewing an independent auditors’ report describing the auditing firm’s internal quality-control procedures, and any material issues raised by the most recent internal quality control review, or peer review, of the auditing firm;

•	discussing the annual audited financial and quarterly statements with management and the independent auditors;

•	discussing earnings press releases, as well as financial information and earnings guidance provided to analysts and rating agencies;

•	discussing policies with respect to risk assessment and risk management;

•	meeting separately, and periodically, with management, internal auditors and the independent auditors;

•	reviewing with the independent auditors any audit problems or difficulties and management’s responses;

•	setting clear hiring policies for employees or former employees of the independent auditors;

•	annually reviewing the adequacy of the audit committee’s written charter, the scope of the annual internal audit plan and the results of internal audits;

•	establishing procedures for the consideration of all related-party transactions, including matters involving potential conflicts of interest or potential usurpations of corporate opportunities;

•	reporting regularly to the full board of directors; and

•	handling such other matters that are specifically delegated to the audit committee by the board of directors from time to time.

Corporate Governance, Nominating and Compensation Committee

Our corporate governance, nominating and compensation committee consists of Gregory Zikos, David Grant and Katerina Eleftheriou.  Gregory Zikos is the chairman of the committee. The corporate governance, nominating and compensation committee is responsible for:

•
nominating candidates, consistent with criteria approved by the full board of directors, for the approval of the full board of directors to fill board vacancies as and when they arise, as well as putting in place plans for succession, in particular, of the chairman of the board of directors and executive officers;

•	selecting, or recommending that the full board of directors select, the director nominees for the next annual meeting of shareholders;

•	developing and recommending to the full board of directors corporate governance guidelines applicable to us and keeping such guidelines under review;

•	overseeing the evaluation of the board and management; and

•	handling such other matters that are specifically delegated to the corporate governance, nominating and compensation committee by the board of directors from time to time.

D.    Employees

During the year ended December 31, 2025, we had four shore-based officers, our chief executive officer, our chief financial officer, our general counsel and secretary and our former chief commercial officer.

As of December 31, 2025, Costamare Shipping, Costamare Services, CBI and the Agency Companies employed, in the aggregate, approximately 250 people and approximately 650 seafarers were serving on our owned vessels. As of December 31, 2024, Costamare Shipping, Costamare Services, CBI and the Agency Companies employed, in the aggregate, approximately 280 people and approximately 800 seafarers were serving on our owned vessels. As of December 31, 2023, Costamare Shipping, Costamare Services, CBI and the Agency Companies employed, in the aggregate, approximately 270 people and approximately 880 seafarers were serving on our owned vessels. Our managers are responsible for recruiting, either directly or through manning agents, the officers and crew for our owned vessels that they manage. We believe the streamlining of crewing arrangements through our managers ensures that all of our owned vessels will be crewed with experienced crews that have the qualifications and licenses required by international regulations and shipping conventions.

E.     Share Ownership

The common shares beneficially owned by our directors and executive officers and/or entities affiliated with these individuals is disclosed in “Item 7. Major Shareholders and Related Party Transactions—7.A. Major Shareholders” below.

Equity Compensation Plans

We have not adopted any equity compensation plans.

F.     Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.    Major Shareholders

The information below sets forth certain information regarding the beneficial ownership of our outstanding common shares and preferred stock as of March 16, 2026 by:

•	each person or entity that we know beneficially owns 5% or more of our shares;

•	each of our officers and directors; and

•	all our directors and officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. In general, a person who has voting power or investment power with respect to securities is treated as a beneficial owner of those securities.

Beneficial ownership does not necessarily imply that the named person has the economic or other benefits of ownership. For purposes of this table, shares subject to options, warrants or rights or shares exercisable within 60 days of March 16, 2026 are considered as beneficially owned by the person holding those options, warrants or rights. Each shareholder is entitled to one vote for each share held. The applicable percentage of ownership of each shareholder is based on 24,180,472 common shares outstanding as of March 16, 2026. Information for certain holders is based on their latest filings with the SEC or information delivered to us. Except as noted below, the address of all shareholders, officers and directors identified in the table and the accompanying footnotes below is in care of our principal executive offices.

	Number of CMDB Common Shares	Percentage of CMDB Common Shares
Gregory Zikos	*	*
Peter Lund	*	*
Jens Jacobsen	—	—
Dimitrios Sofianopoulos	—	—
Katerina Eleftheriou	*	*
David Grant	*	*
Dimitris Pagratis	—	—
Anastassios Gabrielides	—	—
All officers and directors as a group (seven persons)	29,541	*
5% Beneficial Owners
Konstantinos Konstantakopoulos(1)	7,492,780	31.0%
Achillefs Konstantakopoulos(2)	4,587,024	19.0%
Christos Konstantakopoulos(3)	3,810,317	15.8%
Dimensional Fund Advisors LP(4)	1,359,048	5.6%

(1)
Konstantinos Konstantakopoulos owns 2,794,693 shares of common stock directly and 4,698,087 shares of common stock indirectly through entities he controls. He also holds 235 shares of Series B Preferred Stock. Each share of Series B Preferred Stock entitles its holder to 50,000 votes. Accordingly, Mr. Konstantakopoulos effectively holds 53.6% of the voting power.

(2)	Achillefs Konstantakopoulos owns 3,680,921 shares of common stock directly and 750,103 shares indirectly through entities he controls, and his immediate family owns 156,000 shares of common stock.

(3)	Christos Konstantakopoulos owns 3,810,317 shares of common stock directly.

(4)	Pursuant to Form 13F dated February 12, 2026.

* Owns less than 1% of issued and outstanding common stock of Costamare Bulkers.

On May 6, 2025, we completed the Spin-Off from Costamare Inc. and our common stock began “regular way” trading on the NYSE on May 7, 2025. Our major shareholders have the same voting rights as our other shareholders, other than with respect to shares of Series B Preferred Stock. As of March 17, 2026, we had approximately 25,541 beneficial owners of our common stock.

Mr. Konstantakopoulos is the sole beneficial owner of the outstanding shares of Series B Preferred Stock. Each share of Series B Preferred Stock entitles its holder to 50,000 votes on all matters submitted to a vote of the shareholders.

B.     Related Party Transactions

Agreements Between Costamare Inc. and Us

On April 17, 2025, the board of directors of Costamare Inc. approved the Spin-Off. In connection therewith, Costamare Inc. had previously contributed to Costamare Bulkers the shares of 67 wholly-owned companies, out of which 38 companies owned dry bulk vessels, 17 companies had previously owned and sold or had agreed to sell their dry bulk vessels and 12 companies were to be used for future dry bulk vessel acquisitions.

Separation and Distribution Agreement

On May 5, 2025, we entered into the Separation and Distribution Agreement with Costamare Inc., which governed the separation of the assets, liabilities and obligations of the two companies and the relevant subsidiaries that held dry bulk related businesses periods prior to, at and after the separation.

In accordance with the Separation and Distribution Agreement, upon the closing of the Spin-Off, Costamare Inc. distributed to its shareholders of record on April 29, 2025, on a pro rata basis, one common share of Costamare Bulkers for every five Costamare Inc. common shares (24,022,218 Costamare Bulkers shares were distributed to Costamare Inc.’s shareholders). The distribution of Costamare Bulkers shares to the shareholders of the Costamare Inc. was recorded at the carrying amount of Costamare Bulkers net assets of $699.2 million as of May 6, 2025. On the same day, Costamare Bulkers acquired the shares of CBI from Costamare and a minority shareholder.

Pursuant to the Separation and Distribution Agreement, Costamare Inc. also contributed $100.0 million in cash to Costamare Bulkers, prepaid $150.2 million in bank loans associated with our business, and settled or extinguished all intercompany balances between the Company and Costamare Inc.

Under the terms of the Separation and Distribution Agreement, Costamare Inc. is restricted from acquiring or owning dry bulk vessels or a controlling interest in a business that owns such vessels without offering us the opportunity to acquire such dry bulk vessels. However, if we are not willing or able to acquire such dry bulk vessels from Costamare Inc. within the periods set forth in the Separation and Distribution Agreement, they are thereafter free to own, operate and charter such dry bulk vessels. We are not similarly restricted in our ability to acquire or own containerships or business that own such vessels.

Other matters governed by the Separation and Distribution Agreement include, without limitation, indemnification agreements, insurance arrangements, treatment of shared contracts, confidentiality, further assurances, treatment of outstanding guarantees, including performance guarantees to unrelated parties covering CBI’s obligations under certain charterparties and similar credit support, record retention and the exchange of and access to certain information, books and records.

Management Affiliations

Each of our owned vessels is currently managed by Costamare Shipping, pursuant to the Framework Agreement. Costamare Shipping may subcontract certain services to other affiliated sub-managers, such as Navilands and Navilands (Shanghai), or subject to our consent, other third-party sub-managers. Costamare Shipping, itself or together with our sub-managers, provides our owned fleet with technical, crewing, commercial, provisioning, bunkering, sale and purchase, accounting and insurance services pursuant to separate ship-management agreements between each of our vessel-owning subsidiaries and Costamare Shipping and the relevant sub-manager. Navilands Maritime provides our owned fleet with purchasing services and support services in relation to vessel repairs, maintenance and dry-docking as requested pursuant to the Representation Agreement. Costamare Services provides our vessel-owning subsidiaries with chartering, sale and purchase, insurance and certain representation and administrative services pursuant to the Services Agreement. The Agency Companies provide chartering and other services to CBI. Costamare Shipping, Navilands, Navilands (Shanghai), Navilands Maritime, Local Agency A, Local Agency B and Local Agency D are controlled by Konstantinos Konstantakopoulos, our largest shareholder. Local Agency C is controlled by Gregory Zikos, our chief executive officer. Costamare Services is controlled by Konstantinos Konstantakopoulos and a member of his family.

Management and Services Agreements

In connection with the Spin-Off, we entered into the Framework Agreement with Costamare Shipping and our vessel-owning subsidiaries entered into the Services Agreement with Costamare Services.

Costamare Shipping is the manager for our owned fleet of dry bulk vessels and provides us with commercial, technical and other services pursuant to the Framework Agreement and to separate ship management agreements with the relevant vessel-owning subsidiaries. As of March 16, 2026, Costamare Shipping, together with Navilands or Navilands (Shanghai) or, subject to our consent, other third-party sub-managers, provides our owned fleet of dry bulk vessels with technical, crewing, commercial, provisioning, bunkering, sale and purchase, accounting and insurance services pursuant to separate ship-management agreements. As of March 16, 2026, Costamare Services provides our vessel-owning subsidiaries with chartering, sale and purchase, insurance and certain representation and administrative services pursuant to the Services Agreement. As of March 16, 2026, Navilands and Navilands (Shanghai) provide to certain of our vessel owning subsidiaries technical, crewing, commercial, provisioning, bunkering, sale and purchase, accounting and insurance services pursuant to separate ship-management agreements between each of our vessel-owning subsidiaries and Navilands and Navilands (Shanghai). Navilands and Navilands (Shanghai) provide services to us as submanagers of Costamare Shipping under the Framework Agreement and as such, the fee received by Costamare Shipping pursuant to the Framework Agreement will be reduced by any fees that we pay pursuant to the management agreements with Navilands and Navilands (Shanghai). Our managers and sub-managers are responsible for recruiting, either directly or through manning agents, the officers and crew for our owned dry bulk vessels that they manage.

Reporting Structure

Our chief executive officer and our chief financial officer supervise, in conjunction with our board of directors, the management of our operations and the provision of services to our owned fleet by Costamare Shipping, Costamare Services, as well as any sub-managers, including V.Ships Greece, Navilands, Navilands (Shanghai) and FML.

Costamare Shipping and Costamare Services report to us and our board of directors through our chief executive officer and chief financial officer, each of which is appointed by our board of directors.

Compensation of Our Affiliated Managers

Costamare Shipping provides us with commercial, technical and other services including technical, crewing, commercial, provisioning, bunkering, sale and purchase, accounting and insurance services in respect of our owned fleet pursuant to the Framework Agreement and separate ship management agreements with the relevant vessel owning subsidiaries. Costamare Services provides our vessel-owning subsidiaries with chartering, sale and purchase, insurance and certain representation and administrative services pursuant to the Services Agreement.

In the event that Costamare Shipping or Costamare Services decides to delegate certain or all of the services they have agreed to perform under the Framework Agreement or the Services Agreement, respectively, either (i) through subcontracting to a manager or provider or (ii) by directing such manager or provider to enter into a direct agreement with the relevant vessel-owning subsidiary, then, in the case of subcontracting under (i), Costamare Shipping or Costamare Services, as applicable, will be responsible for paying the fee charged by the relevant manager or provider for providing such services and, in the case of a direct agreement under (ii), the fee received by Costamare Shipping or Costamare Services, as applicable, will be reduced by the fee payable to such manager or provider under the relevant direct agreement. As a result, these arrangements will not result in any increase in the aggregate management fees and services fees that we pay. In addition to management fees under the Framework Agreement and the relevant ship-management agreements and the fees under the Services Agreements, we pay for any capital expenditures, financial costs, operating expenses and any general and administrative expenses, including payments to third parties, including specialist providers.

For our owned fleet, Costamare Shipping receives $1,020 per day per vessel, pro-rated for the calendar days we own each vessel pursuant to the Framework Agreement. Costamare Shipping is also entitled to a flat fee of $839,988 per newbuild vessel for the supervision of the construction of any newbuild vessel that we may contract. Further, Costamare Shipping receives a fee of 0.15% on all gross freight, demurrage, charter hire and ballast bonus or other income earned with respect to each dry bulk vessel in our owned fleet. Under the Services Agreement, Costamare Services receives a fee of 1.10%, on all gross freight, demurrage, charter hire and ballast bonus or other income earned with respect to each dry bulk vessel in our owned fleet as well as a quarterly fee of (i) $667,000 (adjusted for the number of days left in the quarter from and including the distribution date for the initial quarterly fee) plus (ii) at Costamare Services’ election (A) an amount equal to the value of 60,509 of our common shares (based on the average closing price of our common stock on the NYSE for the 10 days ending on the 30th day of the last month of each quarter) or (B) 60,509 Costamare Bulkers common shares. We have reserved enough of our shares to cover the fees to be paid to Costamare Services under clause (ii)(B) of the immediately preceding sentence through December 31, 2030.

For the year ended December 31, 2025, Costamare Shipping and Costamare Services charged aggregate fees of $14.4 million, including $2.1 million charged by third-party managers. The fees include the value of the 158,254 shares we issued within each year pursuant to the Services Agreement, to Costamare Services. Additionally, during the year ended December 31, 2025, Costamare Shipping charged, in aggregate, to the vessels privately owned or controlled by our largest shareholder, Konstantinos Konstantakopoulos, $1.9 million for services provided in accordance with the relevant agreements.

Term and Termination Rights

Subject to the termination rights described below, the initial terms of the Framework Agreement and Services Agreement expire on December 31, 2030. The terms of the Framework Agreement and the Services Agreement will automatically renew for ten consecutive one-year periods until December 31, 2040, at which point the agreements will expire. In addition to the termination provisions outlined below, we are able to terminate the Framework Agreement and Services Agreement, subject to a termination fee, by providing 12 months’ written notice to Costamare Shipping or Costamare Services, as applicable, that we wish to terminate the applicable agreement at the end of the then-current term.

Our Manager’s Termination Rights. Costamare Shipping or Costamare Services may terminate the Framework Agreement or Services Agreement, respectively, prior to the end of its term if:

•	any moneys payable by us under the applicable agreement have not been paid when due or if on demand within 20 business days of payment having been demanded;

•	if we materially breach the agreement and we have failed to cure such breach within 20 business days after we are given written notice from Costamare Shipping or Costamare Services, as applicable; or

•	there is a change of control of our Company or the vessel-owning subsidiaries, as applicable.

Our Termination Rights. We or our vessel-owning subsidiaries may terminate the Framework Agreement or the Services Agreement, respectively, prior to the end of its term in the following circumstances:

•
any moneys payable by Costamare Shipping or Costamare Services under or pursuant to the applicable agreement are not paid or accounted for within 10 business days after receiving written notice from us;

•	Costamare Shipping or Costamare Services, as applicable, materially breaches the agreement and has failed to cure such breach within 20 business days after receiving written notice from us;

•	there is a change of control of Costamare Shipping or Costamare Services, as applicable; or

•
Costamare Shipping or Costamare Services, as applicable, is convicted of, enters a plea of guilty or nolo contendere with respect to, or enters into a plea bargain or settlement admitting guilt for a crime (including fraud), which conviction, plea bargain or settlement is demonstrably and materially injurious to Costamare Bulkers, if such crime is not a misdemeanor and such crime has been committed solely and directly by an officer or director of Costamare Shipping or Costamare Services, as applicable, acting within the terms of its employment or office.

Mutual Termination Rights. Either we or Costamare Shipping may terminate the Framework Agreement, and either Costamare Services or our vessel-owning subsidiaries may terminate the Services Agreement if:

•
the other party ceases to conduct business, or all or substantially all of the equity interests, properties or assets of the other party are sold, seized or appropriated which, in the case of seizure or appropriation, is not discharged within 20 business days;

•
the other party files a petition under any bankruptcy law, makes an assignment for the benefit of its creditors, seeks relief under any law for the protection of debtors or adopts a plan of liquidation, or if a petition is filed against such party seeking to have it declared insolvent or bankrupt and such petition is not dismissed or stayed within 90 business days of its filing, or such party admits in writing its insolvency or its inability to pay its debts as they mature, or if an order is made for the appointment of a liquidator, manager, receiver or trustee of such party of all or a substantial part of its assets, or if an encumbrancer takes possession of or a receiver or trustee is appointed over the whole or any part of such party’s undertaking, property or assets or if an order is made or a resolution is passed for Costamare Shipping’s, Costamare Services’ or our winding up;

•
the other party is prevented from performing any obligations under the applicable agreement by any cause whatsoever of any nature or kind beyond the reasonable control of such party respectively for a period of two consecutive months or more (“Force Majeure”); or

•	in the case of the Framework Agreement, all supervision agreements and all ship-management agreements are terminated in accordance with their respective terms.

If Costamare Shipping or Costamare Services terminates the Framework Agreement or the Services Agreement, as applicable, for any reason other than Force Majeure, or if we terminate either agreement pursuant to our ability to terminate with 12 months’ written notice, we will be obliged to pay to Costamare Shipping or Costamare Services, as applicable, a termination fee equal to the lesser of (a) ten and (b) the number of full years remaining prior to December 31, 2040, times the aggregate fees due and payable to Costamare Shipping or Costamare Services, as applicable, during the 12-month period ending on the date of termination (without taking into account any reduction in fees under the Framework Agreement to reflect that certain obligations have been delegated to another manager or provider); provided that the termination fee will always be at least two times the aggregate fees over the 12- month period described above. In addition, the separate ship-management agreements to which our vessels are subject may be terminated by either us or the applicable manager if the vessel is sold, becomes a total loss or is requisitioned.

Non-competition

Costamare Shipping has agreed that during the term of the Framework Agreement, it will not provide, without our prior approval, any services to any entity other than to us and our subsidiaries, Costamare Inc. and any of its subsidiaries and to entities controlled by Konstantinos Konstantakopoulos or members of his family and their affiliates, which we may provide under certain circumstances. Costamare Shipping provides services to five vessels privately owned or controlled by, or affiliated with, Konstantinos Konstantakopoulos. Costamare Services has agreed that during the term of the Services Agreement, it will not provide services to any entity other than our and Costamare Inc.’s subsidiaries and to entities controlled by Konstantinos Konstantakopoulos or members of his family and their affiliates, without our and Costamare Inc.’s prior written approval. We believe we will derive significant benefits from our exclusive relationship with Costamare Shipping and Costamare Services.

Our sub-managers, V.Ships Greece, FML, Navilands and Navilands (Shanghai) provide and/or may provide services to third parties.

Agency Agreements

CBI entered into separate Agency Agreements for the provision of chartering and/or cargo sourcing and/or research services with Local Agency A, Local Agency B and Local Agency C on November 14, 2022, as most recently amended and restated on May 6, 2025, and Local Agency D on November 20, 2023, as most recently amended and restated on May 6, 2025. CBI may also charter out its vessels to Local Agency C, as shippers in Asia and the Australia-Pacific region prefer to deal with a chartering company based in Singapore. Local Agency C does not receive any commissions whatsoever for such arrangements as it is acting in the circumstances as a “paying/receiving agent” for CBI. All the economic results of the relevant charter-out arrangements by Local Agency C are passed onto CBI on a back-to-back basis, including any address commissions received by Local Agency C. Local Agency A, Local Agency B and Local Agency D are controlled by Konstantinos Konstantakopoulos, our largest shareholder. Local Agency C is controlled by Gregory Zikos, our chief executive officer. See “Item 4. Information on the Company—4.B. Business Overview”.

Term and Termination Rights

Under the Agency Agreements, CBI may terminate the agreement with the respective Agency Company, with immediate effect by notice, if such Agency Company (a) is subject to an insolvency event, (b) is a sanctioned person, (c) commits a material breach of the agreement that cannot be remedied or was not remedied in due time or (d) commits repeated breaches of the agreement so as to deprive CBI of the use or enjoyment of such Agency Companies’ services, or to cause business disruption or substantial inconvenience. In addition, CBI may also terminate the agreements in accordance with the force majeure clauses thereunder.

Fees

Under the Agency Agreements, CBI shall pay to each Agency Company, fees for the performance and provision of services by such CBI Agency Company, calculated on the basis of (a) the cost base of the relevant Agency Company, plus (b) a mark-up (currently set at 11%) on the cost base of the relevant Agency Company, plus (c) any costs incurred by the relevant Agency Company (as paying agent only) on behalf of CBI in the performance and provision of such services.

In the year ended December 31, 2025, the Agency Companies received in aggregate a fee of $9.2 million provided in accordance with the respective Agency Agreements.

Tax Indemnity Deed

CBI also provides Local Agency C a tax indemnity in case of any tax disputes with local tax authorities relating to the characterization of the hire or freight revenue earned by Local Agency C on its charters as pass through payments.

Restrictive Covenant Agreements

On June 30, 2025, we entered into a restrictive covenant agreement with each of Konstantinos Konstantakopoulos and Achillefs Konstantakopoulos, as major shareholders of the Company. Under the restrictive covenant agreements entered into with us, until the earlier of the date on which (i) Konstantinos Konstantakopoulos or Achillefs Konstantakopoulos, respectively, ceases to beneficially own 10% or more of the issued and outstanding share capital of the Company and (ii) the Company ceases to receive management services from entities affiliated with the Konstantakopoulos family, each has agreed to restrictions on his ownership of any ocean-going vessels of 28,000 dwt or more that are designed and used primarily to transport unpackaged dry bulk cargo (such vessels are referred to herein as “Dry Bulk Vessels”) and on the acquisition of any shareholding in a business involved in the ownership of Dry Bulk Vessels (such businesses are referred to herein as “Dry Bulk Vessel Businesses” and such  activities are referred to herein as “the restricted activities”), subject to the exceptions described below.

Each of Konstantinos Konstantakopoulos and Achillefs Konstantakopoulos is permitted to engage in the restricted activities in the following circumstances: (a) pursuant to Dry Bulk Vessels and Dry Bulk Vessel Businesses acquired prior to entry into the restrictive covenant agreement, (b) with respect to certain permitted acquisitions (as described below) and (c) pursuant to his passive ownership of less than 20% of a Dry Bulk Vessel or a Dry Bulk Vessel Business.

As noted above, Konstantinos Konstantakopoulos and Achillefs Konstantakopoulos are permitted to engage in restricted activities with respect to two types of permitted acquisitions, including: (1) the acquisition of a Dry Bulk Vessel or an acquisition or investment in a Dry Bulk Vessel Business, on terms and conditions that are not materially more favorable, than those first offered to us and refused by an independent conflicts committee of our directors, and/or (2) the acquisition of a business that includes Dry Bulk Vessels. Under this second type of permitted acquisition, we must be given the opportunity to buy the Dry Bulk Vessel or the Dry Bulk Vessel Businesses included in the acquisition, in each case for its fair market value plus certain break-up costs.

Each of Konstantinos Konstantakopoulos and Achillefs Konstantakopoulos has also agreed that if one of our vessels and a Dry Bulk Vessel majority-owned by either of them are both available and meet the criteria for an available charter, our vessel will be offered such charter. Such priority chartering obligation applies, as of March 16, 2026, with respect to one vessel controlled by Konstantinos Konstantakopoulos, but does not apply with respect to one vessel in which both Konstantinos Konstantakopoulos and Achillefs Konstantakopoulos hold a passive interest.

As of March 16, 2026, Konstantinos Konstantakopoulos controlled one Dry Bulk Vessel and, together with Achillefs Konstantakopoulos, had an ownership interest in one Dry Bulk Vessel, in each case in compliance with the respective restrictive covenant agreement. While no waivers have been granted since entry into the restrictive covenant agreements, we cannot rule out the possibility that additional such waivers will be granted by our board of directors in future periods.

Registration Rights Agreement

In connection with the Spin-Off, we entered into a registration rights agreement, pursuant to which we granted the shareholders named therein (the “Registration Rights Holders”) and their transferees the right, under certain circumstances and subject to certain restrictions, to require us to register under the Securities Act our common shares held by those persons. The registration rights agreement also extends registration rights to Costamare Services with respect to our common shares it has received or may receive as fee compensation under the Services Agreement. Under the registration rights agreement, the Registration Rights Holders and their transferees have the right to request us to register the sale of shares held by them on their behalf and may require us to make available shelf registration statements permitting sales of shares into the market from time to time over an extended period. In addition, those persons have the ability to exercise certain piggyback registration rights in connection with registered offerings initiated by us. As of March 16, the Registration Rights Holders own a total of approximately 15.0 million shares entitled to these registration rights.

Trademark License Agreement

Under the trademark license agreement entered into with us on May 6, 2025, during the term of the Framework Agreement and following its termination, Costamare Shipping, an affiliated manager, has agreed to grant us a non-transferable, royalty free license and right to use the Costamare trademarks, which consist of the name “COSTAMARE” and the Costamare logo in connection with the operation of our dry bulk vessel business. We will pay no additional consideration for this license and right. Costamare Shipping retains the right to use the trademarks in its own business or to maintain existing, or grant new, licenses or rights permitting any other person to use the trademarks; provided that in all such cases the use, maintenance or grant must be consistent with the license and right granted to us under the licensing agreement.

CBI Exchange Agreement

In connection with the Spin-Off, we exchanged the equity interests in CBI that were held by the CBI minority investor, Jens Jacobsen, our former chief commercial officer and director, for 181,528 of our common shares (0.75% of our outstanding shares at the time of the Spin-Off) (the “Exchange Agreement”). The 181,528 common shares were subsequently repurchased in October 2025.

Issuance of Preferred Stock

On October 15, 2025, we entered into a Stock Subscription Agreement with our largest shareholder, Konstantinos Konstantakopoulos, pursuant to which Mr. Konstantakopoulos purchased 235 shares of Series B Preferred Stock for an aggregate purchase price of $235. See “Item 10. Additional Information—10.B. Memorandum and Articles of Association—Series B Preferred Stock.”

The Series B Preferred Stock was established in connection with the announcement on October 10, 2025, by the Ministry of Transport in China relating to the collection of special port fees from U.S.-linked vessels. See “Item 3. Key Information—3.D. Risk Factors—Industry Risks—An increase in trade protectionism, the unravelling of multilateral trade agreements and a decrease in the level of China’s export of goods and import of raw materials could have a material adverse impact on our charterers’ business and, in turn, could cause a material adverse impact on our results of operations, financial condition and cash flows.” While the Company has reason to believe that its vessels would not otherwise be subject to the collection of special port fees should they be reimplemented, the issuance of the Series B Preferred Stock ensures that it is not possible for U.S. persons to control over 25% of the voting power of the Company because, following the completion of the purchase by Mr. Konstantakopoulos, members of the Konstantakopoulos family (none of whom are U.S. persons) control approximately 76.9% of the Company’s issued and outstanding voting rights.

The Company, at the option of its independent members of the board of directors, may redeem all or any portion of the Series B Preferred Stock at any time for a redemption price of $1 per share. As the Series B Preferred Stock was established in connection with the implementation of special Chinese port fees, the Company continues to monitor any tariff-related developments, and intends to redeem the shares once the risks associated with such port fees become obsolete.

Payment Undertaking and Intercreditor Agreement with Neptune Maritime Leasing Limited

Neptune Maritime Leasing Limited (“NML”), a subsidiary of Costamare Inc., has provided financing by means of a five-year sale and leaseback transaction relating to the acquisition by third parties (the “Buyers”) of four handysize bulkers sold by certain of our subsidiaries (the “Subsidiary Sellers”). $4.5 million of the sale price has been deferred, which is due and payable by the Buyers to NML upon the termination of the lease financing (the “Backend Fee”). NML has agreed to pay to the Subsidiary Sellers any amount of the Backend Fee received from the Buyers and to enter into an intercreditor agreement with the Subsidiary Sellers whereby the Subsidiary Sellers have agreed to subordinate their claims to those of NML in connection with the lease financing.

Other Transactions

On December 30, 2025, Navilands Maritime, a company controlled by our largest shareholder, Konstantinos Konstantakopoulos, entered into the Representation Agreement with our vessel owning subsidiaries, pursuant to which Navilands Maritime will provide purchasing services and support services in relation to vessel repairs, maintenance and dry-docking as requested in exchange for a monthly fee and certain ad hoc fees to cover any additional services as requested.

Konstantinos Konstantakopoulos owns 47.5% of the shares and voting rights of the Greek Institute of Maritime Education (“GIME”), which cooperates with the Business College of Athens, a private educational institution, for the provision of the certain on-line academic bachelor’s or master’s degrees in Maritime Business, Ship Management, Marine Engineering Management and Maritime Cyber Security. The Company agreed to offer grants of up to €2,000 per seafarer towards the fees for the aforementioned degrees or any individual course offered thereunder leading to a certificate or diploma from the Business College of Athens, up to €50,000 in total grants in 2026. Additionally, GIME is providing a discount to our seafarers of about 25% of the total fees per student, depending on the qualification sought.

Procedures for Review and Approval of Related Party Transactions

Related party transactions, which for purposes of review and approval, means transactions in which the Company or one of its subsidiaries is a participant and any of the Company’s directors, nominees for director, executive officers, employees, significant shareholders or members of their immediate families (other than immediate family members of employees who are not executive officers) have a direct or indirect interest, will be subject to review and approval or ratification by the board of directors and the audit committee, and will be evaluated pursuant to procedures established by the board of directors.

Where appropriate, such transactions will be subject to the approval of our independent directors, including appropriate matters arising under the Framework Agreement and Services Agreement, such as the amendment and restatement of such agreement, matters arising under the restrictive covenant agreements, such as waivers of the restrictions thereunder, and any other agreements with entities controlled by our chief executive officer or our major shareholders.

C.    Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.    Consolidated Financial Statements and Other Financial Information

See “Item 18. Financial Statements” below.

Legal Proceedings

We have not been involved in any legal proceedings that we believe may have a significant effect on our business, financial position, results of operations or liquidity, and we are not aware of any proceedings that are pending or threatened that may have a material effect on our business, financial position, results of operations or liquidity. From time to time, we may be subject to legal proceedings and claims in the ordinary course of business, principally property damage and personal injury claims. We expect that these claims would be covered by insurance, subject to customary deductibles, although there can be no assurance our insurers would agree in any particular case. Furthermore, those claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources.

Common Stock Dividend Policy

Declaration and payment of any dividend is subject to the discretion of our board of directors and the requirements of Marshall Islands law. The determination by our board of directors to declare and pay dividends, as well as the timing and amount of any dividends declared will depend on, among other things (a) our earnings, financial condition, cash flow and cash requirements, (b) our liquidity, including our ability to obtain debt or equity financing on acceptable terms as contemplated by our vessel acquisition strategy, (c) restrictive covenants in our existing and future debt instruments and (d) provisions of Marshall Islands law governing the payment of dividends. We cannot assure you that we will pay dividends in the future. In the event we do pay dividends in the future, such dividends may not be declared and paid on a regular basis and may be reduced or discontinued at any time at the discretion of our board of directors. Our ability to pay dividends may be limited by the amount of cash we can generate from operations following the payment of fees and expenses and the establishment of any reserves, as well as additional factors unrelated to our profitability. We are a holding company, and we depend on the ability of our subsidiaries to distribute funds to us in order to satisfy our financial obligations and to make dividend payments.

B.    Significant Changes

See “Note 19. Subsequent Events” in the Notes to the Consolidated Financial Statements of Costamare Bulkers Holdings Limited Predecessor and “Note 16. Subsequent Events” in the Notes to the Predecessor Combined Carve-Out Financial Statements of Costamare Bulkers Holdings Limited in “Item 18. Financial Statements” below.

ITEM 9.	THE OFFER AND LISTING

Our common shares are listed for trading on the New York Stock Exchange under the symbol “CMDB”.

ITEM 10.	ADDITIONAL INFORMATION

A.    Share Capital

Under our amended and restated articles of incorporation our authorized capital stock consists of (i) 1,000,000,000 common shares, par value $0.0001 per share, of which, as of December 31, 2025, 24,362,000 shares were issued, of which 181,528 were treasury shares and (ii) 100,000,000 preferred shares, par value $0.0001 per share issuable in series of which, as of December 31, 2025: no shares of Series A Preferred Stock were issued and outstanding, although 10,000,000 shares have been designated Series A Participating Preferred Stock in connection with our adoption of a shareholder rights plan as described below under “—Shareholder Rights Plan”; and 10,000 shares have been designated Series B Preferred Stock of which 235 are issued and outstanding. All of our shares are in registered form.

For further information on our shares, see “—Item 10.B. Memorandum and Articles of Association”.

B.     Memorandum and Articles of Association

Our purpose, as stated in our amended and restated articles of incorporation, is to engage in any lawful act or activity for which corporations may now or hereafter be organized under the BCA. Our amended and restated articles of incorporation and bylaws do not impose any limitations on the ownership rights of our shareholders.

Under our bylaws, annual shareholder meetings will be held at a time and place selected by our board of directors. The meetings may be held inside or outside of the Marshall Islands and may be virtual, subject to certain requirements. Special meetings may be called by the chairman of the board of directors, the chief executive officer or a majority of the board of directors. Our board of directors may set a record date between 15 and 60 days before the date of any meeting to determine the shareholders that will be eligible to receive notice and vote at the meeting. Our bylaws permit shareholder action by unanimous written consent.

We are registered in the Republic of the Marshall Islands at The Trust Company of the Marshall Islands, Inc., Registrar of Corporation for non-resident corporations, under registration number 122047.

Directors

Under our bylaws, our directors are elected by a plurality of the votes cast at each annual meeting of the shareholders by the holders of shares entitled to vote in the election. There is no provision for cumulative voting.

Pursuant to the provisions of our bylaws, the board of directors may change the number of directors to not less than three, nor more than 15, by a vote of a majority of the entire board. Each director, other than our initial directors, shall be elected to serve until the third succeeding annual meeting of shareholders and until his or her successor shall have been duly elected and qualified, except in the event of death, resignation or removal. The board of directors is divided into three classes, designated Class I, Class II and Class III. Directors are assigned to each class in accordance with a resolution or resolutions adopted by the board of directors such that each class shall consist of an equal number of directors to the extent practicable. At the first annual meeting of shareholders after the Spin-Off, the term of office of the current Class I director will expire and the Class I director will subsequently be elected for a full term of three years. At the second annual meeting of shareholders after the Spin-Off, the term of office of the Class II directors will expire and Class II directors will subsequently be elected for a full term of three years. At the third annual meeting of shareholders after the Spin-Off, the term of office of the Class III directors will expire and Class III directors will subsequently be elected for a full term of three years. At each succeeding annual meeting of shareholders, directors shall be elected for a full term of three years to succeed the directors of the class whose terms expire at such annual meeting. A vacancy on the board created by death, resignation, removal (which may only be for cause), or failure of the shareholders to elect the entire class of directors to be elected at any election of directors or for any other reason may be filled only by an affirmative vote of a majority of the remaining directors then in office, even if less than a quorum, at any special meeting called for that purpose or at any regular meeting of the board of directors. The board of directors has the authority to fix the amounts which shall be payable to the non-employee members of our board of directors for attendance at any meeting or for services rendered to us.

Common Shares

Under our amended and restated articles of incorporation, we are authorized to issue up to 1,000,000,000 common shares, par value $0.0001 per share. Each outstanding common share entitles the holder to one vote on all matters submitted to a vote of shareholders. Subject to preferences that may be applicable to any outstanding preferred shares, holders of common shares are entitled to receive ratably all dividends, if any, declared by our board of directors out of funds legally available for dividends. Upon our dissolution or liquidation or the sale of all or substantially all of our assets, after payment in full of all amounts required to be paid to creditors and to the holders of preferred shares having liquidation preferences, if any, the holders of our common shares will be entitled to receive pro rata our remaining assets available for distribution. Holders of common shares do not have conversion, redemption or preemptive rights to subscribe to any of our securities. All outstanding common shares are fully paid and non-assessable. The rights, preferences and privileges of holders of common shares are subject to the rights of the holders of any preferred shares which we may issue in the future. Our common shares are not subject to any sinking fund provisions and no holder of any shares will be required to make additional contributions of capital with respect to our shares in the future. There are no provisions in our articles of incorporation or bylaws discriminating against a shareholder because of his or her ownership of a particular number of shares.

We are not aware of any limitations on the rights to own our common shares, including rights of non-resident or foreign shareholders to hold or exercise voting rights on our common shares, imposed by foreign law or by our articles of incorporation or bylaws.

Preferred Shares

Our amended and restated articles of incorporation, authorize our board of directors, without any further vote or action by our shareholders, to issue up to 100,000,000 blank check preferred shares, of which 10,000,000 shares have been designated Series A Participating Preferred Stock, in connection with our adoption of a shareholder rights plan as described below under “—Shareholder Rights Plan”, and 10,000 shares have been designated (currently 235 shares are outstanding) Series B Preferred Stock, and to determine, with respect to any series of preferred shares established by our board of directors, the terms and rights of that series, including:

•	the designation of the series;

•	the number of shares of the series;

•	the preferences and relative, participating, option or other special rights, if any, and any qualifications, limitations or restrictions of such series; and

•	the voting rights, if any, of the holders of the series.

Issuances of preferred shares may impact the relative voting power of the holders of our common shares as described below under “— Series B Preferred Stock”.

Shareholder Rights Plan

Each common share includes a right that entitles the holder to purchase from us a unit consisting of one- thousandth of a share of our Series A Participating Preferred Stock at a purchase price of $25.00 per unit, subject to specified adjustments. The rights are issued pursuant to a shareholder rights agreement between us and Equiniti Trust Company, LLC, as rights agent. Until a right is exercised, the holder of a right will have no rights to vote or receive dividends or any other shareholder rights.

The rights may have anti-takeover effects. The rights will cause substantial dilution to any person or group that attempts to acquire us without the approval of our board of directors. As a result, the overall effect of the rights may be to render more difficult or discourage any attempt to acquire us. Because our board of directors can approve a redemption of the rights for a permitted offer, the rights should not interfere with a merger or other business combination approved by our board of directors. The adoption of the rights agreement was approved by our existing shareholder prior to the Spin-Off on  April 16, 2025, and was most recently amended on October 21, 2025 following approval by our board of directors.

We have summarized the material terms and conditions of the rights agreement and the rights below. For a complete description of the rights, we encourage you to read the shareholder rights agreement and the recent amendment thereto, each of which has been filed as an exhibit to this annual report.

Detachment of rights

The rights are attached to all certificates representing our outstanding common shares and will attach to all common shares certificates we issue prior to the rights distribution date that we describe below. The rights are not exercisable until after the rights distribution date and will expire at the close of business on the 20th anniversary date of the adoption of the rights plan, unless we redeem or exchange them earlier as described below. The rights will separate from the common shares and a rights distribution date will occur, subject to specified exceptions, on the earlier of the following two dates:

•
10 days following the first public announcement that a person or group of affiliated or associated persons or an “acquiring person” has acquired or obtained the right to acquire beneficial ownership of 15% (or 5% in the case of a U.S. Person) or more of our outstanding common shares; or

•	10 business days following the start of a tender or exchange offer that would result, if closed, in a person becoming an “acquiring person”.

Our controlling shareholders are excluded from the definition of “acquiring person” for purposes of the rights, and therefore their ownership or future share acquisitions cannot trigger the rights. Specified “inadvertent” owners that would otherwise become an acquiring person, including those who would have this designation as a result of repurchases of common shares by us, will not become acquiring persons as a result of those transactions.

Our board of directors may defer the rights distribution date in some circumstances, and some inadvertent acquisitions will not result in a person becoming an acquiring person if the person promptly divests itself of a sufficient number of common shares.

Until the rights distribution date:

•	our common shares certificates will evidence the rights, and the rights will be transferable only with those certificates; and

•	any new common shares will be issued with rights, and new certificates will contain a notation incorporating the rights agreement by reference.

As soon as practicable after the rights distribution date, the rights agent will mail certificates representing the rights to holders of record of common shares at the close of business on that date. As of the rights distribution date, only separate rights certificates will represent the rights.

We will not issue rights with any common shares we issue after the rights distribution date, except as our board of directors may otherwise determine.

Flip-in event

A “flip-in event” will occur under the rights agreement when a person becomes an acquiring person. If a flip-in event occurs and we do not redeem the rights as described under the heading “—Redemption of rights” below, each right, other than any right that has become void, as described below, will become exercisable at the time it is no longer redeemable for the number of common shares, or, in some cases, cash, property or other of our securities, having a current market price equal to two times the exercise price of such right.

If a flip-in event occurs, all rights that then are, or in some circumstances that were, beneficially owned by or transferred to an acquiring person or specified related parties will become void in the circumstances which the rights agreement specifies.

Flip-over event

A “flip-over event” will occur under the rights agreement when, at any time after a person has become an acquiring person:

•	we are acquired in a merger or other business combination transaction; or

•	50% or more of our assets, cash flows or earning power is sold or transferred.

If a flip-over event occurs, each holder of a right, other than any right that has become void as we describe under the heading “—Flip-in event” above, will have the right to receive the number of common shares of the acquiring company having a current market price equal to two times the exercise price of such right.

Antidilution

The number of outstanding rights associated with our common shares is subject to adjustment for any stock split, stock dividend or subdivision, combination or reclassification of our common shares occurring prior to the rights distribution date. With some exceptions, the rights agreement does not require us to adjust the exercise price of the rights until cumulative adjustments amount to at least 1% of the exercise price. It also does not require us to issue fractional preferred shares that are not integral multiples of one one-hundredth of a share, and, instead, we may make a cash adjustment based on the market price of the common shares on the last trading date prior to the date of exercise. The rights agreement reserves us the right to require, prior to the occurrence of any flip-in event or flip-over event that, on any exercise of rights, a number of rights must be exercised so that we will issue only whole shares of stock.

Redemption of rights

At any time until 10 days after the date on which the occurrence of a flip-in event is first publicly announced, we may redeem the rights in whole, but not in part, at a redemption price of $0.01 per right. The redemption price is subject to adjustment for any stock split, stock dividend or similar transaction occurring before the date of redemption. At our option, we may pay that redemption price in cash, common shares or any other consideration our board of directors may select. The rights are not exercisable after a flip-in event until they are no longer redeemable. If our board of directors timely orders the redemption of the rights, the rights will terminate on the effectiveness of that action.

Exchange of rights

We may, at our option, exchange the rights (other than rights owned by an acquiring person or an affiliate or an associate of an acquiring person, which have become void), in whole or in part. The exchange must be at an exchange ratio of one common share per right, subject to specified adjustments at any time after the occurrence of a flip-in event and prior to:

•
any person other than our existing shareholder becoming the beneficial owner of common shares with voting power equal to 50% or more of the total voting power of all common shares entitled to vote in the election of directors; or

•	the occurrence of a flip-over event.

Amendment of terms of rights

While the rights are outstanding, we may amend the provisions of the rights agreement only as follows:

•	to cure any ambiguity, omission, defect or inconsistency;

•	to make changes that do not adversely affect the interests of holders of rights, excluding the interests of any acquiring person; or

•
to shorten or lengthen any time period under the rights agreement, except that we cannot change the time period when rights may be redeemed or lengthen any time period, unless such lengthening protects, enhances or clarifies the benefits of holders of rights other than an acquiring person.

At any time when no rights are outstanding, we may amend any of the provisions of the rights agreement, other than decreasing the redemption price.

Series B Preferred Stock

The following description of the Series B Preferred Stock does not purport to be complete and is subject to, and qualified in its entirety by reference to the Statement of Designation designating the Series B Preferred Stock filed as an exhibit to this annual report.

On October 15, 2025, we issued 235 shares of our newly-designated Series B Preferred Stock, par value $0.0001 per share. As of March 16, 2026, there were 10,000 shares of Series B Preferred Stock authorized, and 235 shares of Series B Preferred Stock issued and outstanding.

Voting

Each share of Series B Preferred Stock entitles the holder thereof to 50,000 votes per share on all matters submitted to a vote of the shareholders of the Company. To the fullest extent permitted by law, the holder of Series B Preferred Stock shall have no special voting or consent rights and shall vote together as one class with the holders of the common shares on all matters put before the shareholders.

Dividends

The Series B Preferred Stock has no dividend or distribution rights.

Liquidation Preference

Upon any liquidation, dissolution or winding up of the Company, the Series B Preferred Stock will rank junior to all other series of the Company’s preferred stock, if any, and shall be entitled to receive a payment equal to the par value of $0.0001 per share. Holders of Series B Preferred Stock have no other rights to distributions upon any liquidation, dissolution or winding up of the Company.

Transferability

The shares of Series B Preferred Stock are non-transferrable, and any purported transfer of the shares shall be null and void and shall have no force or effect. Accordingly, the outstanding Series B Preferred Stock may only be held by our largest shareholder, Konstantinos Konstantakopoulos.

Redemption and Automatic Termination

The Company, acting through the independent members of the board of directors, in its sole and absolute discretion and without the consent of the holders of Series B Preferred Stock, may redeem, all or any portion of the Series B Preferred Stock at any time for a redemption price of $1 per share. Effective on the date that is the fifth anniversary of the date of issuance of the shares of Series B Preferred Stock, all rights and powers of any such shares that remain outstanding will automatically terminate and be of no further force or effect. As the Series B Preferred Stock was established in connection with the implementation of special Chinese port fees, the Company intends to redeem the shares once the risks associated with such port fees becomes obsolete. See “Item 7. Major Shareholders and Related Party Transactions—7.B. Related Party Transactions—Issuance of Preferred Stock”.

Dissenters’ Rights of Appraisal and Payment

Under the BCA, our shareholders have the right to dissent from various corporate actions, including any merger or sale of all, or substantially all, of our assets not made in the usual course of our business, and receive payment of the fair value of their shares. In the event of any amendment of our articles of incorporation, a shareholder also has the right to dissent and receive payment for his or her shares if the amendment alters certain rights in respect of those shares. The dissenting shareholder must follow the procedures set forth in the BCA to receive payment. In the event that we and any dissenting shareholder fail to agree on a price for the shares, the BCA procedures involve, among other things, the institution of proceedings in the high court of the Republic of the Marshall Islands or in any appropriate court in any jurisdiction in which our shares are primarily traded on a local or national securities exchange. The value of the shares of the dissenting shareholder is fixed by the court after reference, if the court so elects, to the recommendations of a court-appointed appraiser.

Shareholders’ Derivative Actions

Under the BCA, any of our shareholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action; provided that the shareholder bringing the action is a holder of common shares both at the time the derivative action is commenced and at the time of the transaction to which the action relates. A complaint shall set forth with particularity the efforts of the plaintiff to secure the initiation of such action by the board of directors or the reasons for not making such effort.

Limitations on Liability and Indemnification of Officers and Directors

The BCA authorizes corporations to limit or eliminate the personal liability of directors and officers to corporations and their shareholders for monetary damages for breaches of directors’ fiduciary duties. Our articles of incorporation include a provision that eliminates the personal liability of directors for monetary damages for actions taken as a director to the fullest extent permitted by law.

Our bylaws provide that we must indemnify our directors and officers to the fullest extent authorized by law. We are also expressly authorized to advance certain expenses (including attorneys’ fees and disbursements and court costs) to our directors and officers and carry directors’ and officers’ insurance providing indemnification for our directors, officers and certain employees for some liabilities. We believe that these indemnification provisions and insurance are useful to attract and retain qualified directors and executive officers.

The limitation of liability and indemnification provisions in our articles of incorporation and bylaws may discourage shareholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our shareholders. In addition, shareholders’ investments may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

Anti-Takeover Effect of Certain Provisions of Our Articles of Incorporation and Bylaws

Several provisions of our amended and restated articles of incorporation and bylaws, which are summarized in the following paragraphs, may have anti-takeover effects. These provisions are intended to avoid costly takeover battles, lessen our vulnerability to a hostile change of control and enhance the ability of our board of directors to maximize shareholder value in connection with any unsolicited offer to acquire us. However, these anti-takeover provisions could also delay, defer or prevent (a) the merger or acquisition of our company by means of a tender offer, a proxy contest or otherwise that a shareholder might consider in its best interest, including attempts that may result in a premium over the market price for the shares held by the shareholders, and (b) the removal of incumbent officers and directors.

Blank check preferred shares

Under the terms of our amended and restated articles of incorporation, our board of directors has authority, without any further vote or action by our shareholders, to issue up to 100,000,000 shares of blank check preferred stock, of which 10,000,000 shares have been designated Series A Participating Preferred Stock, in connection with our adoption of a shareholder rights plan as described above under “—Shareholder Rights Plan” and 10,000 shares have been designated as Series B Preferred Stock. Our board of directors may issue preferred shares on terms calculated to discourage, delay or prevent a change of control of our company or the removal of our management.

Classified board of directors

Our amended and restated articles of incorporation provide for a board of directors serving staggered, three-year terms. Approximately one-third of our board of directors will be elected each year. This classified board provision could discourage a third party from making a tender offer for our shares or attempting to obtain control of our company. It could also delay shareholders who do not agree with the policies of the board of directors from removing a majority of the board of directors for two years.

Election and removal of directors

Our amended and restated articles of incorporation prohibit cumulative voting in the election of directors. Our bylaws require parties other than the board of directors to give advance written notice of nominations for the election of directors. Our amended and restated articles of incorporation and bylaws also provide that our directors may be removed only for cause. These provisions may discourage, delay or prevent the removal of incumbent officers and directors.

Calling of special meeting of shareholders

Our amended and restated articles of incorporation and bylaws provide that special meetings of our shareholders may only be called by our chairman of the board of directors, chief executive officer or by either, at the request of a majority of our board of directors.

Advance notice requirements for shareholder proposals and director nominations

Our bylaws provide that shareholders seeking to nominate candidates for election as directors or to bring business before an annual meeting of shareholders must provide timely notice of their proposal in writing to the corporate secretary.

Generally, to be timely, a shareholder’s notice must be received at our offices not less than 90 days nor more than 120 days prior to (i) October 8, 2026, in the case of the first annual meeting, or (ii) the date that is the first anniversary of the previous year’s annual meeting, in the case of all subsequent annual meetings. Our bylaws also specify requirements as to the form and content of a shareholder’s notice. These provisions may impede shareholders’ ability to bring matters before an annual meeting of shareholders or to make nominations for directors at an annual meeting of shareholders.

C.     Material Contracts

The following is a summary of each material contract outside the ordinary course of business to which we are a party. Such summaries are not intended to be complete and reference is made to the contracts themselves, which are exhibits to this annual report.

(a)
Shareholder Rights Agreement, dated April 16, 2025, as amended on October 21, 2025, between Costamare Bulkers Holdings Limited and Equiniti Trust Company, LLC, as Rights Agent. For a description of the Shareholder Rights Agreement, please see “Item 10. Additional Information—10.B. Memorandum and Articles of Association—Shareholder Rights Plan”.

(b)
Trademark License Agreement, dated May 6, 2025 between Costamare Bulkers Holdings Limited and Costamare Shipping Company S.A., please see “Item 7. Major Shareholders and Related Party Transactions—7.B. Related Party Transactions—Trademark License Agreement”.

(c)
Separation and Distribution Agreement, dated May 5, 2025, between Costamare Bulkers Holdings Limited and Costamare Inc., please see “Item 7. Major Shareholders and Related Party Transactions—7.B. Related Party Transactions—Agreements Between Costamare Inc. and Us”.

(d)
Services Agreement, dated May 6, 2025, by and between the subsidiaries of Costamare Bulkers Holdings Limited set out in Schedule A thereto and Costamare Shipping Services Ltd., please see “Item 7. Major Shareholders and Related Party Transactions—7.B. Related Party Transactions—Management and Services Agreements”.

(e)
Framework Agreement, dated May 6, 2025, by and between Costamare Bulkers Holdings Limited and Costamare Shipping Company S.A., please see “Item 7. Major Shareholders and Related Party Transactions—7.B. Related Party Transactions—Management and Services Agreements”.

(f)
Registration Rights Agreement, dated May 6, 2025, by and between Costamare Bulkers Holdings Limited and the Shareholders named therein, please see “Item 7. Major Shareholders and Related Party Transactions—7.B. Related Party Transactions—Registration Rights Agreement”.

(g)
Credit Agreement, dated as of December 2, 2024, between certain vessel-owning subsidiaries of Costamare Bulkers Holdings Limited, Costamare Bulkers Holdings Limited, Costamare Bulkers Ships Inc. and Alpha Bank S.A., please see “Item 5. Operating and Financial Review and Prospects—5.B. Liquidity and Capital Resources—Credit Facilities”.

(h)
Loan Agreement, dated as of April 16, 2025, among Costamare Bulkers Ships Inc., as borrower, Costamare Bulkers Holdings Limited, as guarantor, the lenders party thereto and Eurobank S.A., as agent, please see “Item 5. Operating and Financial Review and Prospects—5.B. Liquidity and Capital Resources—Credit Facilities”.

(i)
Restrictive Covenant Agreement dated June 30, 2025, between Costamare Bulkers Holdings Limited and Konstantinos Konstantakopoulos, please see “Item 7. Major Shareholders and Related Party Transactions—7.B Related Party Transactions—Restrictive Covenant Agreements”.

(j)
Restrictive Covenant Agreement dated June 30, 2025, between Costamare Bulkers Holdings Limited and Achillefs Konstantakopoulos, please see “Item 7. Major Shareholders and Related Party Transactions—7.B Related Party Transactions—Restrictive Covenant Agreements”.

(k)
Stock Subscription Agreement, dated as of October 15, 2025, between Costamare Bulkers Holdings Limited and Konstantinos Konstantakopoulos, please see “Item 7. Major Shareholders and Related Party Transactions—7.B. Related Party Transactions—Issuance of Preferred Stock”.

(l)
Strategic Cooperation Agreement, dated as of September 26, 2025, between Costamare Bulkers Holdings Limited and Cargill International SA, please see “Item 4. Information on the Company –4.A History and Development of the Company”.

D.    Exchange Controls and Other Limitations Affecting Security Holders

Under Marshall Islands law, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to non-resident holders of our common shares.

MARSHALL ISLANDS COMPANY CONSIDERATIONS

Our corporate affairs are governed by our articles of incorporation and bylaws and by the BCA. The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States. For example, the BCA allows the adoption of various anti-takeover measures such as shareholder “rights” plans. While the BCA also provides that it is to be interpreted according to the laws of the State of Delaware and other states with substantially similar legislative provisions, there have been few, if any, Marshall Islands’ court cases interpreting the BCA. Accordingly, we cannot predict whether Marshall Islands courts would reach the same conclusions as United States courts and you may have more difficulty in protecting your interests in the face of actions by the management, directors or controlling shareholders than would shareholders of a corporation incorporated in a United States jurisdiction that has developed a substantial body of case law. The following table provides a comparison between the statutory provisions of the BCA and the Delaware General Corporation Law relating to shareholders’ rights.

Marshall Islands	Delaware

Shareholder Meetings

Held at a time and place as designated in the bylaws.	May be held at such time or place as designated in the certificate of incorporation or the bylaws, or if not so designated, as determined by the board of directors.

May be held in or outside of the Marshall Islands.	May be held in or outside of Delaware.

•         Whenever shareholders are required to take action at a meeting, written notice shall state the place, date and hour of the meeting, and unless it is the annual meeting, indicates that it is being issued by or at the direction of the person calling the meeting, and if such meeting is a special meeting such notice shall also state the purpose for which it is being called.

•       Whenever shareholders are required to take any action at a meeting, a written notice of the meeting shall be given which shall state the place, if any, date and hour of the meeting, and the means of remote communication, if any.

• A copy of the notice of any meeting shall be given personally, sent by mail or by electronic transmission not less than 15 nor more than 60 days before the date of the meeting.	• Written notice shall be given not less than 10 nor more than 60 days before the meeting.

Shareholder’s Voting Rights

Any action required to be taken by a meeting of shareholders may be taken without a meeting if consent is in writing, sets forth the action so taken and is signed by all the shareholders entitled to vote or if the articles of incorporation so provide, by holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.
With limited exceptions, shareholders may act by written consent to elect directors.

Any person authorized to vote may authorize another person to act for him or her by proxy.	Any person authorized to vote may authorize another person or persons to act for him or her by proxy.

Unless otherwise provided in the articles of incorporation or bylaws, a majority of shares entitled to vote constitutes a quorum. In no event shall a quorum consist of fewer than one-third of the shares entitled to vote at a meeting.

For stock corporations, the certificate of incorporation or bylaws may specify the number to constitute a quorum, but in no event shall a quorum consist of less than one third of shares entitled to vote at a meeting. In the absence of such specifications, a majority of shares entitled to vote shall constitute a quorum.

When a quorum is once present to organize a meeting, it is not broken by the subsequent withdrawal of any shareholders.	When a quorum is once present to organize a meeting, it is not broken by the subsequent withdrawal of any shareholders.

Marshall Islands	Delaware

The articles of incorporation may provide for cumulative voting in the election of directors.	The certificate of incorporation may provide for cumulative voting.

Any two or more domestic corporations may merge into a single corporation if approved by the board and if authorized by the vote of the majority of holders of outstanding shares entitled to vote at a shareholder meeting.

Any two or more corporations existing under the laws of the state may merge into a single corporation pursuant to a board resolution and upon the majority vote by shareholders of each constituent corporation at an annual or special meeting.

Any sale, lease, exchange or other disposition of all or substantially all the assets of a corporation, if not made in the corporation’s usual or regular course of business, once approved by the board, shall be authorized by the affirmative vote of two-thirds of the shares of those entitled to vote at a shareholder meeting.

Every corporation may at any meeting of the board sell, lease or exchange all or substantially all of its property and assets as its board deems expedient and for the best interests of the corporation when so authorized by a resolution adopted by the holders of a majority of the outstanding stock of a corporation entitled to vote.

Any domestic corporation owning at least 90% of the outstanding shares of each class of another domestic corporation may merge such other corporation into itself without the authorization of the shareholders of any corporation.

Any corporation owning at least 90% of the outstanding shares of each class of another corporation may merge the other corporation into itself and assume all of its obligations without the vote or consent of shareholders; however, in case the parent corporation is not the surviving corporation, the proposed merger shall be approved by a majority of the outstanding stock of the parent corporation entitled to vote at a duly called shareholder meeting.

Any mortgage, pledge of or creation of a security interest in all or any part of the corporate property may be authorized without the vote or consent of the shareholders, unless otherwise provided for in the articles of incorporation.

Any mortgage or pledge of a corporation’s property and assets may be authorized without the vote or consent of shareholders, except to the extent that the certificate of incorporation otherwise provides.

Directors

The board of directors must consist of at least one member.	The board of directors must consist of at least one member.

Number of members can be changed by an amendment to the bylaws, by the shareholders, or by action of the board pursuant to the bylaws.
Number of board members shall be fixed by the bylaws, unless the certificate of incorporation fixes the number of directors, in which case a change in the number shall be made only by amendment of the certificate of incorporation.

If the board of directors is authorized to change the number of directors, it can only do so by a majority of the entire board and so long as no decrease in the number shall shorten the term of any incumbent director.

Removal:	Removal:

• Any or all of the directors may be removed for cause by vote of the shareholders.	• Any or all of the directors may be removed, with or without cause, by the holders of a majority of the shares entitled to vote unless the certificate of incorporation otherwise provides.

Marshall Islands	Delaware

• If the articles of incorporation or the bylaws so provide, any or all of the directors may be removed without cause by vote of the shareholders	• In the case of a classified board, shareholders may effect removal of any or all directors only for cause.

Dissenter’s Rights of Appraisal

With limited exceptions, appraisal rights shall be available for the shares of any class or series of stock of a corporation in a merger or consolidation.	With limited exceptions, appraisal rights shall be available for the shares of any class or series of stock of a corporation in a merger or consolidation.

A holder of any adversely affected shares who does not vote on, or consent in writing to, an amendment to the articles of incorporation has the right to dissent and to receive payment for such shares if the amendment

The certificate of incorporation may provide that appraisal rights are available for shares as a result of an amendment to the certificate of incorporation, any merger or consolidation or the sale of all or substantially all of the assets.

• alters or abolishes any preferential right of any outstanding shares having preference;

• creates, alters, or abolishes any provision or right in respect to the redemption of any outstanding shares;

• alters or abolishes any preemptive right of such holder to acquire shares or other securities; or

• excludes or limits the right of such holder to vote on any matter, except as such right may be limited by the voting rights given to new shares then being authorized of any existing or new class.

Shareholder’s Derivative Actions

An action may be brought in the right of a corporation to procure a judgment in its favor, by a holder of shares or of voting trust certificates or of a beneficial interest in such shares or certificates. It shall be made to appear that the plaintiff is such a holder at the time of bringing the action and that he was such a holder at the time of the transaction of which he complains, or that his shares or his interest therein devolved upon him by operation of law.

In any derivative suit instituted by a shareholder of a corporation, it shall be averred in the complaint that the plaintiff was a shareholder of the corporation at the time of the transaction of which he complains or that such shareholder’s shares thereafter devolved upon such shareholder by operation of law.

Complaint shall set forth with particularity the efforts of the plaintiff to secure the initiation of such action by the board of directors or the reasons for not making such effort.

Such action shall not be discontinued, compromised or settled, without the approval of the High Court of the Marshall Islands.

Reasonable expenses, including attorneys’ fees, may be awarded if the action is successful.

Marshall Islands	Delaware

Corporation may require a plaintiff bringing a derivative suit to give security for reasonable expenses if the plaintiff owns less than 5% of any class of stock and the shares have a value of less than $50,000.

E.     Tax Considerations

Marshall Islands Tax Considerations

We are a non-resident domestic Marshall Islands corporation. Because we do not, and we do not expect that we will, conduct business or operations in the Marshall Islands, under current Marshall Islands law we are not subject to tax on income or capital gains and our shareholders (so long as they are not citizens or residents of the Marshall Islands) will not be subject to Marshall Islands taxation or withholding on dividends and other distributions (including upon a return of capital) we make to our shareholders. In addition, so long as our shareholders are not citizens or residents of the Marshall Islands, our shareholders will not be subject to Marshall Islands stamp, capital gains or other taxes on the purchase, holding or disposition of our common shares or preferred shares, and our shareholders will not be required by the Republic of the Marshall Islands to file a tax return relating to our common shares or preferred shares.

Each shareholder is urged to consult their tax counselor or other advisor with regard to the legal and tax consequences, under the laws of pertinent jurisdictions, including the Marshall Islands, of their investment in us. Further, it is the responsibility of each shareholder to file all state, local and non-U.S., as well as U.S. Federal tax returns that may be required of them.

Liberian Tax Considerations

The Republic of Liberia enacted a new income tax act effective as of January 1, 2001 (the “New Act”). In contrast to the income tax law previously in effect since 1977, the New Act does not distinguish between the taxation of “non-resident” Liberian corporations, such as our Liberian subsidiaries, which conduct no business in Liberia and were wholly exempt from taxation under the prior law, and “resident” Liberian corporations, which conduct business in Liberia and are (and were under the prior law) subject to taxation.

The New Act was amended by the Consolidated Tax Amendments Act of 2011, which was published and became effective on November 1, 2011 (the “Amended Act”). The Amended Act specifically exempts from taxation non-resident Liberian corporations such as our Liberian subsidiaries that engage in international shipping (and are not engaged in shipping exclusively within Liberia) and that do not engage in other business or activities in Liberia other than those specifically enumerated in the Amended Act. In addition, the Amended Act made such exemption from taxation retroactive to the effective date of the New Act.

United States Federal Income Tax Considerations

The following discussion of U.S. Federal income tax matters is based on the Code, judicial decisions, administrative pronouncements, and existing and proposed regulations issued by the U.S. Department of the Treasury, all of which are subject to change, possibly with retroactive effect. This discussion does not address any U.S. state or local tax matters. This discussion does not address the tax treatment of U.S. Holders (as defined below) which own directly, indirectly or constructively 10% or more of our shares (as measured by vote or value). You are encouraged to consult your own tax advisor regarding the particular United States Federal, state and local and foreign income and other tax consequences of acquiring, owning and disposing of our common shares that may be applicable to you.

Taxation of U.S. Holders

You are a “U.S. Holder” if you are a beneficial owner of our common shares and you are (i) a U.S. citizen or resident, (ii) a U.S. corporation (or other U.S. entity taxable as a corporation), (iii) an estate the income of which is subject to U.S. Federal income taxation regardless of its source or (iv) a trust if (x) a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of that trust or (y) the trust has a valid election in effect to be treated as a U.S. person for U.S. Federal income tax purposes.

You are a “non-U.S. Holder” if you are a beneficial owner of our common shares (other than a partnership for U.S. tax purposes) and you are not a U.S. Holder.

If a partnership (or other entity treated as a partnership for U.S. Federal income tax purposes) holds our common shares, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner in a partnership (or other entity treated as a partnership for U.S. Federal income tax purposes) holding our common shares, you should consult your tax advisor.

Distributions on Our Common Shares

Subject to the discussion of PFICs below, any distributions with respect to our common shares that you receive from us will generally constitute dividends, which may be taxable as ordinary income or “qualified dividend income” as described below, to the extent of our current or accumulated earnings and profits (as determined under U.S. Federal tax principles). Distributions in excess of our earnings and profits will be treated first as a nontaxable return of capital to the extent of your tax basis in our common shares (on a dollar-for-dollar basis) and thereafter as capital gain.

If you are a U.S. corporation (or a U.S. entity taxable as a corporation), you will generally not be entitled to claim a dividends-received deduction with respect to any distributions you receive from us.

Dividends paid with respect to our common shares will generally be treated as “passive category income” for purposes of computing allowable foreign tax credits for U.S. foreign tax credit purposes.

If you are an individual, trust or estate, dividends you receive from us should be treated as “qualified dividend income”; provided that:

(a)	the common shares are readily tradable on an established securities market in the United States (such as the NYSE);

(b)	we are not a PFIC for the taxable year during which the dividend is paid or the immediately preceding taxable year (see the discussion below under “PFIC Status”);

(c)	you own our common shares for more than 60 days in the 121-day period beginning 60 days before the date on which the common shares become ex-dividend;

(d)	you are not under an obligation to make related payments with respect to positions in substantially similar or related property; and

(e)	certain other conditions are met.

Qualified dividend income is currently taxed at a preferential maximum rate of 15% or 20%, depending on the income level of the taxpayer.

Special rules may apply to any “extraordinary dividend”. Generally, an extraordinary dividend is a dividend in an amount that is equal to (or in excess of) 10% of your adjusted tax basis (or fair market value in certain circumstances) in a share of our common shares. If we pay an extraordinary dividend on our common shares that is treated as qualified dividend income and if you are an individual, estate or trust, then any loss derived by you from a subsequent sale or exchange of such common shares will be treated as long-term capital loss to the extent of such dividend.

There is no assurance that dividends you receive from us will be eligible for the preferential rates applicable to qualified dividend income. Dividends you receive from us that are not eligible for the preferential rates will be taxed at the ordinary income rates.

Sale, Exchange or Other Disposition of Common Shares

Provided that we are not a PFIC for any taxable year, you generally will recognize taxable gain or loss upon a sale, exchange or other disposition of our common shares in an amount equal to the difference between the amount realized by you from such sale, exchange or other disposition and your tax basis in such shares. Such gain or loss will be treated as long-term capital gain or loss if your holding period is greater than one year at the time of the sale, exchange or other disposition. Such capital gain or loss will generally be treated as U.S. source income or loss, as applicable, for U.S. foreign tax credit purposes. Your ability to deduct capital losses against ordinary income is subject to limitations.

Unearned Income Medicare Contribution Tax

Each U.S. holder who is an individual, estate or trust will generally be subject to a 3.8% Medicare tax on the lesser of (i) such U.S. holder’s “net investment income” for the relevant taxable year and (ii) the excess of such U.S. holder’s modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals will be between $125,000 and $250,000, depending on the individual’s circumstances). For this purpose, net investment income generally includes dividends on and capital gains from the sale, exchange or other disposition of our common shares, subject to certain exceptions. You are encouraged to consult your own tax advisor regarding the applicability of the Medicare tax to your income and gains from your ownership of our common shares.

PFIC Status

Special U.S. Federal income tax rules apply to you if you hold shares in a non-U.S. corporation that is classified as a PFIC for U.S. Federal income tax purposes. In general, we will be treated as a PFIC in any taxable year in which, after applying certain look-through rules, either:

(a)
at least 75% of our gross income for such taxable year consists of “passive income” (e.g., dividends, interest, capital gains and rents derived other than in the active conduct of a rental business); or

(b)	at least 50% of the average value of our assets during such taxable year consists of “passive assets” (i.e., assets that produce, or are held for the production of, passive income).

For purposes of determining whether we are a PFIC, we will be treated as earning and owning our proportionate share of the income and assets, respectively, of any of our subsidiary corporations in which we own at least 25% of the value of the subsidiary’s shares. Income we earned, or are deemed to earn, in connection with the performance of services will not constitute passive income. By contrast, rental income will generally constitute passive income (unless we are treated under certain special rules as deriving our rental income in the active conduct of a trade or business).

There are legal uncertainties involved in determining whether the income derived from time chartering activities constitutes rental income or income derived from the performance of services. In Tidewater Inc. v. United States, 565 F.3d 299 (5th Cir. 2009), the Fifth Circuit held that income derived from certain time chartering activities should be treated as rental income rather than services income for purposes of a foreign sales corporation provision of the Code. In published guidance, however, the IRS states that it disagrees with the holding in Tidewater, and specifies that time charters should be treated as service contracts. Since we have chartered substantially all our vessels to unrelated charterers on the basis of time charters or voyage charters and since we expect to continue to do so, we believe that we are not now and have never been a PFIC. Our counsel, Cravath, Swaine & Moore LLP, has provided us with an opinion that we should not be a PFIC based on certain representations we made to them, including the representation that Costamare Bulkers believes its gross income from time and voyage charters exceeded (and will exceed) 25% of its total gross income for its 2025 tax year and each taxable year thereafter, and of certain assumptions made by them, including the assumption that time charters of the Company will be arranged in a manner substantially similar to the terms of its existing time charters. However, we have not sought, and we do not expect to seek, an IRS ruling on this matter. As a result, the IRS or a court could disagree with our position. No assurance can be given that this result will not occur. In addition, although we intend to conduct our affairs in a manner to avoid, to the extent possible, being classified as a PFIC with respect to any taxable year, we cannot assure you that the nature of our operations will not change in the future, or that we can avoid PFIC status in the future.

As discussed below, if we were to be treated as a PFIC for any taxable year, you generally would be subject to one of three different U.S. Federal income tax regimes, depending on whether or not you make certain elections. Additionally, for each year during which you own our common shares, we are a PFIC and the total value of all PFIC shares that you directly or indirectly own exceeds certain thresholds, you will be required to file IRS Form 8621 with your U.S. Federal income tax return to report your ownership of our common shares.

The PFIC rules are complex, and you are encouraged to consult your own tax advisor regarding the PFIC rules, including the annual PFIC reporting requirement.

Taxation of U.S. Holders That Make a Timely QEF Election

If we were a PFIC and if you make a timely election to treat us as a “Qualifying Electing Fund” for U.S. Federal tax purposes (a “QEF Election”), you would be required to report each year your pro rata share of our ordinary earnings and our net capital gain for our taxable year that ends with or within your taxable year, regardless of whether we make any distributions to you. Such income inclusions would not be eligible for the preferential tax rates applicable to qualified dividend income. Your adjusted tax basis in our common shares would be increased to reflect such taxed but undistributed earnings and profits. Distributions of earnings and profits that had previously been taxed would result in a corresponding reduction in your adjusted tax basis in our common shares and would not be taxed again once distributed. You would generally recognize capital gain or loss on the sale, exchange or other disposition of our common shares. Even if you make a QEF Election for one of our taxable years, if we were a PFIC for a prior taxable year during which you held our common shares and for which you did not make a timely QEF Election, you would also be subject to the more adverse rules described below under “Taxation of U.S. Holders That Make No Election”. Additionally, to the extent any of our subsidiaries is a PFIC, your election to treat us as a “Qualifying Electing Fund” would not be effective with respect to your deemed ownership of the shares of such subsidiary and a separate QEF Election with respect to such subsidiary is required.

You would make a QEF Election by completing and filing IRS Form 8621 with your U.S. Federal income tax return for the year for which the election is made in accordance with the relevant instructions. If we were to become aware that we were to be treated as a PFIC for any taxable year, we would notify all U.S. holders of such treatment and would provide all necessary information to any U.S. holder who requests such information in order to make the QEF Election described above with respect to us and the relevant subsidiaries.

Taxation of U.S. Holders That Make a Timely “Mark-to-Market” Election

Alternatively, if we were to be treated as a PFIC for any taxable year and, as we believe, our common shares will be treated as “marketable stock”, you would be allowed to make a “mark-to-market” election with respect to our common shares, provided you complete and file IRS Form 8621 with your U.S. Federal income tax return for the year for which the election is made in accordance with the relevant instructions. If that election is made, you generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of our common shares at the end of the taxable year over your adjusted tax basis in our common shares. You also would be permitted an ordinary loss in respect of the excess, if any, of your adjusted tax basis in our common shares over its fair market value at the end of the taxable year (but only to the extent of the net amount previously included in income as a result of the mark-to-market election). Your tax basis in our common shares would be adjusted to reflect any such income or loss amount. Gain realized on the sale, exchange or other disposition of our common shares would be treated as ordinary income, and any loss realized on the sale, exchange or other disposition of the common shares would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included by you. However, to the extent any of our subsidiaries is a PFIC, your “mark-to-market” election with respect to our common shares would not apply to your deemed ownership of the shares of such subsidiary.

Taxation of U.S. Holders That Make No Election

Finally, if we were treated as a PFIC for any taxable year and if you did not make either a QEF Election or a “mark-to-market” election for that year, you would be subject to special rules with respect to (a) any excess distribution (that is, the portion of any distributions received by you on our common shares in a taxable year in excess of 125% of the average annual distributions received by you in the three preceding taxable years, or, if shorter, your holding period for our common shares) and (b) any gain realized on the sale, exchange or other disposition of our common shares. Under these special rules:

(i)	the excess distribution or gain would be allocated ratably over your aggregate holding period for our common shares;

(ii)
the amount allocated to the current taxable year and any taxable year prior to the taxable year we were first treated as a PFIC with respect to such U.S. holder who does not make a QEF or a “mark-to-market” election would be taxed as ordinary income; and

(iii)
the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

If you died while owning our common shares, your successor generally would not receive a step-up in tax basis with respect to such shares for U.S. Federal tax purposes.

United States Federal Income Taxation of Non-U.S. Holders

Distributions on Our Common Shares

You generally will not be subject to U.S. Federal income or withholding taxes on a distribution received from us with respect to our common shares, unless the income arising from such distribution is effectively connected with your conduct of a trade or business in the United States. If you are entitled to the benefits of an applicable income tax treaty with respect to that income, such income generally is taxable in the United States only if it is attributable to a permanent establishment maintained by you in the United States as required by such income tax treaty.

Sale, Exchange or Other Disposition of Our Common Shares

You generally will not be subject to U.S. Federal income tax or withholding tax on any gain realized upon the sale, exchange or other disposition of our common shares, unless:

(a)
the gain is effectively connected with your conduct of a trade or business in the United States. If you are entitled to the benefits of an applicable income tax treaty with respect to that gain, that gain generally is taxable in the United States only if it is attributable to a permanent establishment maintained by you in the United States as required by such income tax treaty; or

(b)	you are an individual who is present in the United States for 183 days or more during the taxable year of disposition and certain other conditions are met.

Gain that is effectively connected with the conduct of a trade or business in the United States (or so treated) generally will be subject to U.S. Federal income tax, net of certain deductions, at regular U.S. Federal income tax rates. If you are a corporate non-U.S. holder, your earnings and profits that are attributable to the effectively connected income (subject to certain adjustments) may be subject to an additional U.S. branch profits tax at a rate of 30% (or such lower rate as may be specified by an applicable tax treaty).

United States Backup Withholding and Information Reporting

In general, if you are a non-corporate U.S. Holder, dividend payments (or other taxable distributions) made within the United States will be subject to information reporting requirements and backup withholding tax if you:

(1)	fail to provide us with an accurate taxpayer identification number;

(2)	are notified by the IRS that you have failed to report all interest or dividends required to be shown on your Federal income tax returns; or

(3)	in certain circumstances, fail to comply with applicable certification requirements.

If you are a non-U.S. Holder, you may be required to establish your exemption from information reporting and backup withholding by certifying your status on IRS Form W- 8BEN, W-8BEN-E, W-8ECI or W-8IMY, as applicable.

If you sell our common shares to or through a U.S. office or broker, the payment of the sales proceeds is subject to both U.S. backup withholding and information reporting unless you certify that you are a non-U.S. person, under penalties of perjury, or you otherwise establish an exemption. If you sell our common shares through a non-U.S. office of a non-U.S. broker and the sales proceeds are paid to you outside the United States, then information reporting and backup withholding generally will not apply to that payment.

However, U.S. information reporting requirements (but not backup withholding) will apply to a payment of sales proceeds, even if that payment is made outside the United States, if you sell our common shares through a non-U.S. office of a broker that is a U.S. person or has certain other connections with the United States. Backup withholding tax is not an additional tax. Rather, you generally may obtain a refund of any amounts withheld under backup withholding rules that exceed your income tax liability by accurately completing and timely filing a refund claim with the IRS.

U.S. individuals and certain entities who hold certain specified foreign assets with values in excess of certain dollar thresholds are required to report such assets on IRS Form 8938 with their U.S. Federal income tax return, subject to certain exceptions (including an exception for foreign assets held in accounts maintained by U.S. financial institutions). Shares in a foreign corporation, including our common shares, is a specified foreign asset for this purpose. Penalties apply for failure to properly complete and file Form 8938. You are encouraged to consult with your tax advisor regarding the filing of this form.

Taxation of Our Shipping Income

Subject to the discussion of “effectively connected” income below, unless exempt from U.S. Federal income tax under the rules contained in Section 883 of the Code and the Treasury Regulations promulgated thereunder, a non-U.S. corporation is, under the rules of Section 887 of the Code, subject to a 4% U.S. Federal income tax in respect of its U.S. source gross transportation income (without the allowance for deductions).

For this purpose, U.S. source gross transportation income includes 50% of the shipping income that is attributable to transportation that begins or ends (but that does not both begin and end) in the United States. Shipping income attributable to transportation exclusively between non-U.S. ports is generally not subject to any U.S. Federal income tax.

“Shipping income” means income that is derived from:

(a)	the use of vessels;

(b)	the hiring or leasing of vessels for use on a time, operating or bareboat charter basis;

(c)	the participation in a pool, partnership, strategic alliance, joint operating agreement or other joint venture it directly or indirectly owns or participates in that generates such income; or

(d)	the performance of services directly related to those uses.

Under Section 883 of the Code and the Treasury Regulations promulgated thereunder, a non-U.S. corporation will be exempt from U.S. Federal income tax on its U.S. source gross transportation income if:

(a)	it is organized in a foreign country (or the “country of organization”) that grants an “equivalent exemption” to U.S. corporations; and

(b)	either

(i)
more than 50% of the value of its shares are owned, directly or indirectly, by individuals who are “residents” of our country of organization or of another foreign country that grants an “equivalent exemption” to U.S. corporations; or

(ii)
its shares are “primarily and regularly traded on an established securities market” in its country of organization, in another country that grants an “equivalent exemption” to U.S. corporations, or in the United States.

We believe that we have qualified and currently intend to continue to qualify for this statutory tax exemption for the foreseeable future. However, no assurance can be given that this will be the case in the future. If we or our subsidiaries are not entitled to this exemption under Section 883 for any taxable year, we or our subsidiaries would be subject for those years to a 4% U.S. Federal income tax on our U.S. source gross transportation income, subject to the discussion of “effectively connected” income below. Since we expect that no more than 50% of our gross shipping income would be treated as U.S. source gross transportation income, we expect that the effective rate of U.S. Federal income tax on our gross transportation income would not exceed 2%. Many of our time charters contain provisions pursuant to which charterers undertake to reimburse us for the 4% gross basis tax on our U.S. source gross transportation income.

To the extent exemption under Section 883 is unavailable, our U.S. source gross transportation income that is considered to be “effectively connected” with the conduct of a U.S. trade or business would be subject to the U.S. corporate income tax currently imposed at a rate of 21% (net of applicable deductions). In addition, we may be subject to the 30% U.S. “branch profits” tax on earnings effectively connected with the conduct of such trade or business, as determined after allowance for certain adjustments, and on certain interest paid or deemed paid attributable to the conduct of our U.S. trade or business.

Our U.S. source gross transportation income would be considered “effectively connected” with the conduct of a U.S. trade or business only if:

(a)	we had, or were considered to have, a fixed place of business in the United States involved in the earning of U.S. source gross transportation income; and

(b)
substantially all of our U.S. source gross transportation income was attributable to regularly scheduled transportation, such as the operation of a vessel that followed a published schedule with repeated sailings at regular intervals between the same points for voyages that begin or end in the United States.

We believe that we will not meet these conditions because we will not have, or permit circumstances that would result in us having, such a fixed place of business in the United States or any vessel sailing to or from the United States on a regularly scheduled basis.

In addition, income attributable to transportation that both begins and ends in the United States is not subject to the tax rules described above. Such income is subject to either a 30% gross-basis tax or to U.S. Federal corporate income tax on net income currently imposed at a rate of 21% (and the branch profits tax discussed above). Although there can be no assurance, we do not expect to engage in transportation that produces shipping income of this type.

Taxation of Gain on Sale of Assets

Regardless of whether we qualify for the exemption under Section 883 of the Code, we will not be subject to U.S. Federal income taxation with respect to gain realized on a sale of a vessel; provided that the sale is considered to occur outside of the United States (as determined under U.S. tax principles). In general, a sale of a vessel will be considered to occur outside of the United States for this purpose if title to the vessel (and risk of loss with respect to the vessel) passes to the buyer outside of the United States. We expect that any sale of a vessel will be so structured that it will be considered to occur outside of the United States.

F.     Dividends and Paying Agents

Not applicable.

G.    Statement by Experts

Not applicable.

H.    Documents on Display

We are subject to the informational requirements of the Exchange Act. In accordance with these requirements, we file reports and other information as a foreign private issuer with the SEC. You may inspect reports and other information regarding registrants, such as us, that file electronically with the SEC without charge at a website maintained by the SEC at http://www.sec.gov. The information contained on or connected to our website is not part of this annual report.

I.      Subsidiary Information

Not applicable.

J.      Annual Report to Security Holders

We intend to furnish the 2025 Annual Report provided to security holders in electronic format as an exhibit to a report on Form 6-K.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

A. Quantitative Information About Market Risk Interest Rate Risk

The shipping industry is a capital intensive industry, requiring significant amounts of investment. Much of this investment is provided in the form of long-term debt. Our debt usually contains interest rates that fluctuate with the financial markets. Increasing interest rates could adversely impact future earnings. From time to time, we take positions in interest rate derivative contracts to manage interest costs and risk associated with changing interest rates with respect to our floating-rate debt.

Our interest expense is affected by changes in the general level of interest rates, primarily SOFR based rates. As an indication of the extent of our sensitivity to interest rate changes, an increase of 100 basis points in the reference rates would have decreased our net income and cash flows during the fiscal year ended December 31, 2025 by approximately $1.4 million based upon our debt level during 2025.

As of December 31, 2025, we had outstanding bank loan indebtedness of $157.6 million.

The following table sets forth the sensitivity of our outstanding long-term debt to a 100 basis points increase in the aforementioned reference rates during the next five years on the same basis.

Difference in Earnings and Cash Flows (in millions of U.S. dollars):

Year	Amount
2026	1.5
2027	1.3
2028	1.2
2029	0.7
2030	0.1

Derivative Financial Instruments

Interest Rates

According to our long-term strategic plan to maintain stability in our interest rate exposure, we may decide to minimize our exposure to floating interest rates by entering into interest rate swap/cap agreements. To this effect, we may enter into interest rate swap/cap transactions with varying start and maturity dates, in order to proactively and efficiently manage our floating rate exposure. Furthermore, we may enter into cross currency swap agreements and foreign currency exchange agreements to manage our exposure to fluctuations of foreign currencies risks.

ASC 815, “Derivatives and Hedging”, established accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. All derivatives will be recognized in the consolidated financial statements at their fair value. On the inception date of the derivative contract, and an ongoing basis, and after putting in place the formal documentation required by ASC 815 in order to designate these derivatives as hedging instruments, we designate the derivative as a hedge of a forecasted transaction or the variability of cash flow to be paid. Changes in the fair value of a derivative that is qualified, designated and highly effective as a cash flow hedge is recorded in other comprehensive income until earnings are affected by the forecasted transaction or the variability of cash flow and are then reported in earnings. Changes in the fair value of undesignated derivative instruments and the ineffective portion of designated derivative instruments are reported in earnings in the period in which those fair value changes have occurred.

(a)         Interest rate caps that meet the criteria for hedge accounting: These interest rate caps are designed to hedge the variability of interest cash flows arising from floating rate debt, attributable to movements in three-month or six-month SOFR. According to our Risk Management Accounting Policy, after putting in place the formal documentation required by ASC 815 in order to designate these interest rate caps as hedging instruments as from their inception, these interest rate derivative instruments qualified for hedge accounting. Accordingly, only hedge ineffectiveness amounts arising from the differences in the change in fair value of the hedging instrument and the hedged item are recognized in earnings. Assessment and measurement of the effectiveness of these interest rate derivative instruments are performed at each reporting period. For qualifying cash flow hedges, the fair value gain or loss associated with the effective portion of the cash flow hedge will be recognized initially in “Other comprehensive income” within shareholders’ equity and recognized in the statement of comprehensive income in the periods when the hedged item affects profit or loss. Any ineffective portion of the gain or loss on the hedging instrument will be recognized in the statement of operations immediately.

As of December 31, 2025, we did not have any interest rate cap agreements.

(b)         Interest rate caps that do not meet the criteria for hedge accounting: As of December 31, 2025, we did not hold any interest rate caps.

(c)         Foreign Currency Exchange Agreements: We generate all of our revenue in U.S. dollars, but a portion of our vessel operating expenses, primarily crew wages, are in currencies other than U.S. dollars (mainly in Euro), and any gain or loss we incur as a result of the U.S. dollar fluctuating in value against those currencies is included in vessel operating expenses. As of December 31, 2025 approximately 2% of our outstanding accounts payable were denominated in currencies other than the U.S. dollar (mainly in Euro). We hold cash and cash equivalents mainly in U.S. dollars.

As of December 31, 2025, the Company entered into 12 Euro/U.S. dollar currency options totaling $14,100 at an average call rate of Euro/U.S. dollar 1.1750, expiring in monthly intervals up to December 2026.

We recognize these financial instruments on our balance sheet at their fair value. These foreign currency derivatives contracts do not qualify as hedging instruments, and thus we recognize changes in their fair value in our earnings.

(d)         Freight Derivatives:

From time to time, we may take positions in freight derivatives, mainly through forward freight agreements. If we take positions in freight derivatives, we could suffer losses in the settling or termination of these agreements. This could adversely affect our results of operations and cash flow.

During the year ended December 31, 2025, we entered into a number of forward freight agreements. We use freight derivatives to establish market positions. We also use freight derivatives as an economic hedge to reduce the risk on specific vessels trading in the spot market. Our forward freight agreements are cleared on a daily basis through clearing houses. Customary requirements for trading in forward freight agreements include the maintenance of initial and variation margins based on expected volatility, open position and mark to market of the contracts. Our freight derivatives do not qualify as cash flow hedges for accounting purposes and as a result changes in the fair value of such instruments are recorded in earnings in the period in which those fair value changes have occurred.

As of December 31, 2025, the fair value of our outstanding freight derivatives was a net liability of $0.3 million. An increase in the daily forward rates of $5,000 would increase or decrease the fair value of our outstanding freight derivatives by $2.0 million, as of December 31, 2025. In 2025, we recorded a net gain on our freight derivatives of $12.5 million.

(e)         Bunker Swap Agreements

From time to time, we may enter into bunker swap agreements to manage our exposure to fluctuations of bunker prices associated with the consumption of bunkers by our vessels. Bunker swaps are agreements between two parties to exchange cash flows at a fixed price on bunkers, where volume, time period and price are agreed in advance. If we take positions in bunker swaps or other derivative instruments we could suffer losses in the settling or termination of these agreements. This could adversely affect our results of operations and cash flow.

During the year ended December 31, 2025, we entered into a series of bunker swaps. We use bunker swaps as an economic hedge to reduce the risk on bunker price differentials. Our bunker swaps do not qualify as cash flow hedges for accounting purposes and as a result changes in the fair value of such instruments are recorded in earnings in the period in which those fair value changes have occurred. Bunker swaps are treated as assets/liabilities until they are settled.

As of December 31, 2025, the fair value of our outstanding bunker swap agreements was a net liability of $0.8 million. An increase in the daily forward prices of $100 would increase or decrease the fair value of our outstanding bunker derivatives by $1.4 million, as of December 31, 2025. In 2025 we recorded a net loss of $0.04 million on our bunker swaps.

 (f)           EUA Futures Agreements

From time to time, we enter into EUA futures agreements to manage our exposure to emissions. We use EUA futures as an economic hedge to reduce the risk on EUAs price differentials. Our EUA futures agreements do not qualify as cash flow hedges for accounting purposes and, as a result, changes in the fair value of such instruments are recorded in earnings in the period in which those fair value changes have occurred. EUA futures agreements are treated as assets/liabilities until they are settled.

During the year ended December 31, 2025, we entered into a series of EUA futures agreements. As of December 31, 2025, the fair value of our outstanding EUA futures agreements was an asset of $0.3 million. An increase in the daily forward prices of €10 would increase or decrease the fair value of our outstanding EUA derivatives by $0.1 million, as of December 31, 2025. In 2025, we recorded a gain of $0.2 million on our EUA futures agreements.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A.    Material Modifications to the Rights of Security Holders

We adopted a shareholder rights plan on April 16, 2025 (as amended on October 21, 2025), that authorizes the issuance to our existing shareholders of preferred share rights and additional common shares if any third party seeks to acquire control of a substantial block of our common shares. See “Item 10. Additional Information—10.B. Memorandum and Articles of Association— Shareholder Rights Plan” included in this annual report for a description of the shareholder rights plan.

ITEM 15.	CONTROLS AND PROCEDURES

A.     Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act as of December 31, 2025. Based on our evaluation, the chief executive officer and the chief financial officer have concluded that our disclosure controls and procedures were effective as of December 31, 2025.

B.     Management’s Annual Report on Internal Control Over Financial Reporting

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the company’s registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

C.     Attestation Report of the Registered Public Accounting Firm

This annual report does not include an attestation report of the Company’s registered public accounting firm because as an emerging growth company, we are exempt from this requirement.

D.     Changes in Internal Control Over Financial Reporting

During the period covered by this annual report, we made no changes to our internal control over financial reporting that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

ITEM 16.A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our Audit Committee consists of two independent directors, David Grant and Katerina Eleftheriou, who is the chairperson of the committee. Our board of directors has determined that Katerina Eleftheriou, whose biographical details are included in “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management”, qualifies as an audit committee financial expert as defined under current SEC regulations.

ITEM 16.B.	CODE OF ETHICS

We have adopted a Code of Business Conduct and Ethics for all officers and employees of our Company, a copy of which is posted on our website, and may be viewed at http://www.costamarebulkers.com/ethics. The information contained on or connected to our website is not part of this annual report.

We will also provide a paper copy of this document free of charge upon written request by our shareholders. Shareholders may direct their requests to the attention of Anastassios Gabrielides, General Counsel and Secretary, Costamare Bulkers Holdings Limited, 7 rue du Gabian, MC 98000 Monaco. No waivers of the Code of Business Conduct and Ethics have been granted to any person during the fiscal year ended December 31, 2025.

ITEM 16.C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Ernst & Young (Hellas) Certified Auditors Accountants S.A., an independent registered public accounting firm, has audited our annual financial statements acting as our independent auditor for the fiscal years ended December 31, 2024 and 2025.

The chart below sets forth the total amount billed and accrued for Ernst & Young services performed in 2025 and 2024 and breaks down these amounts by the category of service.

	2025	2024
Audit fees	€470,000	€530,000
Tax fees	€7,380	€-
Total fees	€477,380	€530,000

Audit Fees

Audit fees represent compensation for professional services rendered for the audit of the consolidated financial statements and predecessor combined carve-out financial statements of the Company and for the review of the interim financial information. Audit fees also include fees for any services associated with audits of subsidiaries of the Company and with registration statements, reports and documents filed with the SEC.

Tax fees

Tax fees include fees billed for tax compliance services, including services such as tax planning and advice for the year ended December 31, 2025.

Pre-approval Policies and Procedures

The audit committee charter sets forth our policy regarding retention of the independent auditors, giving the audit committee responsibility for the appointment, compensation, retention and oversight of the work of the independent auditors. The audit committee charter provides that the committee is responsible for reviewing and approving in advance the retention of the independent auditors for the performance of all audit and lawfully permitted non-audit services. The chairman of the audit committee or, in the absence of the chairman, any member of the audit committee designated by the chairman, has authority to approve in advance any lawfully permitted non-audit services and fees. The audit committee is authorized to establish other policies and procedures for the pre-approval of such services and fees. Where non-audit services and fees are approved under delegated authority, the action must be reported to the full audit committee at its next regularly scheduled meeting.

ITEM 16.D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16.E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The following table provides information about purchases of our common shares by us and our affiliated purchasers during the fiscal year ended December 31, 2025.

Period	Total Number of Common Shares Purchased	Average Price Paid per Share ($)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet be Purchased Under the Plans or Programs
January 2025
February 2025
March 2025
April 2025
May 2025
June 2025	37,236(1)
July 2025
August 2025
September 2025	60,509(1)
October 2025	181,528(2)
November 2025
December 2025	60,509(1)
Total	339,782

(1)	These shares were issued to Costamare Services by the Company pursuant to the Services Agreement in exchange for services provided to the Company’s vessel-owning subsidiaries.
(2)	Repurchased in connection with the Exchange Agreement.

ITEM 16.F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not Applicable.

ITEM 16.G.	CORPORATE GOVERNANCE

Statement of Significant Differences Between our Corporate Governance Practices and the New York Stock Exchange Corporate Governance Standards for U.S. Non-Controlled Issuers

Overview

Pursuant to certain exceptions for foreign private issuers, we are not required to comply with certain of the corporate governance practices followed by U.S. companies under the NYSE listing standards. However, pursuant to Section 303A.11 of the NYSE Listed Company Manual and the requirements of Form 20-F, we are required to state any significant differences between our corporate governance practices and the practices required by the NYSE. We believe that our established practices in the area of corporate governance are in line with the spirit of the NYSE standards and provide adequate protection to our shareholders. The significant differences between our corporate governance practices and the NYSE standards applicable to listed U.S. companies are set forth below.

Independent Directors

Pursuant to NYSE Rule 303A.01, the NYSE requires that listed companies have a majority of independent directors. As permitted under Marshall Islands law and our bylaws, our board of directors consists of a majority of non-independent directors.

Corporate Governance, Nominating and Compensation Committee

NYSE Rules 303A.04 and 303A.05 require that a listed U.S. company have a nominating/corporate governance committee and a compensation committee, each composed entirely of independent directors. As permitted under Marshall Islands law, we have a combined corporate governance, nominating and compensation committee, which at present is composed wholly of two independent directors and one non-independent director.

NYSE Rules 303A.02 and 303A.05, contains independence requirements for compensation committee directors and compensation committee advisers for U.S. listed companies, as required by Dodd-Frank. Marshall Islands law does not have similar requirements, therefore we may not adhere to these new requirements.

Audit Committee

Pursuant to NYSE Rule 303A.07, the NYSE requires that the audit committee of a listed U.S. company have a minimum of three members. As permitted under Marshall Islands law, our audit committee consists of two members.

ITEM 16.H.	MINE SAFETY DISCLOSURE

Not Applicable.

ITEM 16.I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not Applicable.

ITEM 16.J.	INSIDER TRADING POLICIES

Our board of directors has adopted an insider trading policy, which governs the purchase, sale, gift and other dispositions of our securities by directors, officers and employees of the Company and its subsidiaries as well as directors, officers and employees of Costamare Shipping Company S.A., other affiliated managers or consultants and agents or service providers which provide services to the Company as well as their family members, that is reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any listing standards applicable to us. A copy of our Policy Statement for Trading in Company Securities is attached as Exhibit 11.1 to this annual report.

ITEM 16.K.	CYBERSECURITY

Risk Management and Strategy

The safe and efficient operation of our business including, but not limited to, billing, disbursements, accounting, vessel scheduling and vessel operations is dependent on computer hardware and software systems. Information systems are vulnerable to security breaches by computer hackers and cyber terrorists. We rely on industry-accepted security measures and technology to securely maintain confidential and proprietary information maintained on our information systems. Our processes for assessing, identifying and managing material risks from cybersecurity threats include:

•	periodic discussion and assessment of perceived material risks from cybersecurity;

•	internal and external system assessments such as penetration and vulnerability testing;

•	system protection measures, such as email filtering and access management;

•	regular threat monitoring, both against the Company and against other companies in the industry;

•	incident response procedures, for identification, reporting and remediation;

•	analysis of cybersecurity incidents and results of security operations monitoring;

•	regular employee training;

•	compliance procedures in place designed to assist in complying with mandatory data protection legislation; and

•	the existence and periodic review of internal cybersecurity policies.

We also have processes to oversee and identify cybersecurity risks from cybersecurity threats associated with our use of our managers and other service providers. More specifically, we periodically discuss with our key third-party managers technical and organizational measures in terms of cybersecurity. In terms of Software as a Service (“SaaS”) providers, we monitor the relevant IT security measures through receiving and assessing third-party assurance reports. The results of these processes are taken into consideration in our annual risk assessment process, during which we identify mitigating actions and new security initiatives.

For a description of how risks from cybersecurity threats could materially affect us, including our business strategy, results of operations or financial condition, see “Item 3. Key Information—3.D. Risk Factors—Risks related to our Company—We rely on our information systems to conduct our business, and failure to protect these systems against security breaches could adversely affect our business and results of operations. Additionally, if these systems fail or become unavailable for any significant period of time, our business could be harmed.” which is incorporated by reference into this Item 16K.

Governance

Our Audit Committee has ultimate responsibility for the oversight of cybersecurity risks and responses to cybersecurity incidents, should they arise. The Audit Committee is informed periodically regarding the status of initiatives to further reduce cybersecurity risk by the IT function and other functions as needed.

The key individuals responsible for the overall assessment and management of material risks from cybersecurity threats include the head of the IT function of Costamare Shipping and our general counsel. The head of our IT function possesses approximately 25 years of experience with informational technology and cybersecurity risk management and our general counsel employs extensive regulatory, risk assessment and organizational experience in oversight of our internal processes.

They receive information regarding the monitoring, prevention, detection, mitigation and remediation of cybersecurity incidents and proceed with necessary actions such as:

•	updating relevant policies and procedures;

•	implementing additional technical and organizational measures to reduce the level of cyber risk;

•	engaging specialized third-party service providers;

•	assessing the materiality and determination of disclosure obligations (in the event of a cybersecurity incident); and

•	reporting to the Audit Committee.

Where events occur that do not escalate to cybersecurity incidents, the details of the relevant assessments are communicated to the general manager on an as-needed basis. However, if we were to become the subject of a cybersecurity incident, according to our policies, the key management would take the following steps:

•	conduct an incident investigation;

•	conduct an incident evaluation and classification;

•	internal escalation to our executives;

•	containment of the incident and recovery of any affected infrastructure;

•	conduct a materiality assessment;

•	determine reporting obligations; and

•	report to the Audit Committee.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

Reference is made to pages F-1 through F-56 included herein by reference.

ITEM 19.	EXHIBITS

Exhibit No.	Description
1.1	Amended and Restated Articles of Incorporation(1)
1.2	Amended and Restated Bylaws(1)
1.3	Statement of Designation of Rights, Preferences and Privileges of Series B Preferred Stock of Costamare Bulkers Holdings Limited(2)
2.1	Description of Securities
4.1	Trademark License Agreement between Costamare Bulkers Holdings Limited and Costamare Shipping Company S.A.(1)
4.2	Separation and Distribution Agreement between Costamare Bulkers Holdings Limited and Costamare Inc.(1)
4.3	Services Agreement, by and between the subsidiaries of Costamare Bulkers Holdings Limited set out in Schedule A thereto and Costamare Shipping Services Ltd.(1)
4.4	Framework Agreement, by and between Costamare Bulkers Holdings Limited and Costamare Shipping Company S.A.(1)
4.5	Registration Rights Agreement, between Costamare Bulkers Holdings Limited and the Shareholders named therein(1)
4.6	Shareholder Rights Agreement, dated April 16, 2025, between Costamare Bulkers Holdings Limited and Equiniti Trust Company, LLC(3)
4.7	First Amendment to the Shareholder Rights Agreement, dated October 21, 2025, between Costamare Bulkers Holdings Limited and Equiniti Trust Company, LLC(4)
4.8	Amended and Restated Local Agency Agreement, between Costamare Bulkers Inc. and Costamare Bulkers Services GmbH(1)
4.9	Amended and Restated Local Agency Agreement, between Costamare Bulkers Inc. and Costamare Bulkers Services ApS(1)
4.10	Amended and Restated Local Agency Agreement, between Costamare Bulkers Inc. and Costamare Bulkers Services Pte. Ltd.(1)
4.11	Amended and Restated Local Agency Agreement, between Costamare Bulkers Inc. and Costamare Bulkers Services Co., Ltd.(1)
4.12	Tax Indemnity Deed dated April 30, 2024 between Costamare Bulkers Services Pte. Ltd. and Costamare Bulkers Inc.(5)
4.13	Form of Ship Management Agreement between certain vessel-owning subsidiaries of Costamare Bulkers Holdings Limited with Navilands Bulker Management Ltd.(5)
4.14
Credit Agreement, dated as of December 2, 2024, between certain vessel-owning subsidiaries of Costamare Bulkers Holdings Limited, Costamare Bulkers Holdings Limited, Costamare Bulkers Ships Inc. and Alpha Bank S.A.(5)

4.15	Loan Agreement, dated as of April 16, 2025, among Costamare Bulkers Ships Inc., as borrower, Costamare Bulkers Holdings Limited, as guarantor, the lenders party thereto and Eurobank S.A., as agent(3)+
4.16	Restrictive Covenant Agreement, dated June 30, 2025, between Costamare Bulkers Holdings Limited and Konstantinos Konstantakopoulos
4.17	Restrictive Covenant Agreement, dated June 30, 2025, between Costamare Bulkers Holdings Limited and Achillefs Konstantakopoulos
4.18	Stock Subscription Agreement, dated as of October 15, 2025, between Costamare Bulkers Holdings Limited and Konstantinos Konstantakopoulos(2)
4.19	Strategic Cooperation Agreement, dated as of September 26, 2025, between Costamare Bulkers Holdings Limited and Cargill International SA+
8.1	List of Subsidiaries of Costamare Bulkers Holdings Limited

11.1	Policy Statement for Trading in Company Securities
12.1	Rule 13a-14(a)/15d-14(a) Certification of Costamare Bulkers Holdings Limited’s Chief Executive Officer
12.2	Rule 13a-14(a)/15d-14(a) Certification of Costamare Bulkers Holdings Limited’s Chief Financial Officer
13.1
Costamare Bulkers Holdings Limited Certification of Gregory Zikos, Chief Executive Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the U.S. Sarbanes-Oxley Act of 2002

13.2
Costamare Bulkers Holdings Limited Certification of Dimitrios Pagratis, Chief Financial Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the U.S. Sarbanes-Oxley Act of 2002

15.1	Consent of Independent Registered Public Accounting Firm, Costamare Bulkers Holdings Consolidated Financial Statements
15.2	Consent of Independent Registered Public Accounting Firm, Costamare Bulkers Holdings Predecessor Combined Carve-Out Financial Statements
97.1	Incentive Compensation Recovery Policy(5)

(1)	Previously filed as an exhibit to Costamare Bulkers Holdings Limited’s Report on Form 6-K, filed with the SEC on May 7, 2025 and hereby incorporated by reference to such Form 6-K.
(2)	Previously filed as an exhibit to Costamare Bulkers Holdings Limited’s Report on Form 6-K, filed with the SEC on October 15, 2025 and hereby incorporated by reference to such Form 6-K.
(3)
Previously filed as an exhibit to Costamare Bulkers Holdings Limited’s Registration Statement on Form 20FR12B/A, filed with the SEC on April 23, 2025 and hereby incorporated by reference to such Form 20FR12B/A.

(4)	Previously filed as an exhibit to Costamare Bulkers Holdings Limited’s Report on Form 6-K, filed with the SEC on October 21, 2025 and hereby incorporated by reference to such Form 6-K.
(5)
Previously filed as an exhibit to Costamare Bulkers Holdings Limited’s Registration Statement on Form 20FR12B/A, filed with the SEC on March 31, 2025 and hereby incorporated by reference to such Form 20FR12B/A.

+	Certain confidential information contained in this document, marked by [***], has been omitted because it is both (i) not material and (ii) would be competitively harmful if publicly disclosed.

The Company hereby agrees to furnish to the SEC upon request a copy of any instrument relating to long-term debt that does not exceed 10% of the total assets of the Company and its subsidiaries.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

COSTAMARE BULKERS HOLDINGS LIMITED,

	By:	/s/ Gregory Zikos
Name: Gregory Zikos
Title: Chief Executive Officer

Dated: March 30, 2026

COSTAMARE BULKERS HOLDINGS LIMITED

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm (PCAOB Firm ID #1457)	F-2
Consolidated Balance Sheets as of December 31, 2024 and 2025	F-3
Consolidated Statements of Operations for the period from September 29, 2023 (date of inception) to December 31, 2023 and the years ended December 31, 2024 and 2025	F-4
Consolidated Statements of Comprehensive Income/ (Loss) for the period from September 29, 2023 (date of inception) to December 31, 2023 and the year ended December 31, 2024 and 2025	F-5
Consolidated Statements of Shareholders’ Equity for the period from September 29, 2023 (date of inception) to December 31, 2023 and the year ended December 31, 2024 and 2025	F-6
Consolidated Statements of Cash Flows for the period from September 29, 2023 (date of inception) to December 31, 2023 and the year ended December 31, 2024 and 2025	F-7
Notes to Consolidated Financial Statements	F-8

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Costamare Bulkers Holdings Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Costamare Bulkers Holdings Limited (the Company) as of December 31, 2025 and 2024 and the related consolidated statements of operations, comprehensive income/loss, shareholders’ equity and cash flows for the years ended December 31, 2025 and 2024 and for the period from September 29, 2023 (date of inception) to December 31, 2023, and the related notes (collectively referred to as the “consolidated financial statements’’). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2025, and 2024, and the results of its operations and its cash flows for the years ended December 31, 2025 and 2024 and for the period from September 29, 2023 (date of inception) to December 31, 2023, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young (Hellas) Certified Auditors Accountants S.A.

We have served as the Company’s auditor since 2024.

Athens, Greece

March 30, 2026

COSTAMARE BULKERS HOLDINGS LIMITED

Consolidated Balance Sheets

As of December 31, 2024 and December 31, 2025

(Expressed in thousands of U.S. dollars)

	As of December 31, 2024	As of December 31, 2025
ASSETS
CURRENT ASSETS:
Cash and cash equivalents (Note 2)	$4	$211,845
Margin deposits (Note 16)	-	10,825
Accounts receivable, net (Note 3)	2	22,597
Inventories (Note 4)	-	14,217
Due from related parties (Note 3)	-	4,444
Fair value of derivatives (Notes 16 and 18)	-	268
Insurance claims receivable	-	4,785
Prepayments and other assets	-	24,668
Total current assets	6	293,649
FIXED ASSETS, NET:
Vessels, net (Note 5)	-	565,547
Total fixed assets, net	-	565,547
NON-CURRENT ASSETS:
Deferred charges, net (Note 6)	-	18,357
Operating leases, right-of-use assets (Note 8)	-	41,667
Accounts receivable, non-current (Notes 3 and 5)	-	5,503
Due from related parties, non-current (Note 3)	-	1,050
Restricted cash, non-current (Note 2)	2,100	3,650
Total assets	$2,106	$929,423
LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt, net of deferred financing costs (Note 7)	$-	$14,995
Operating lease liabilities, current portion (Note 8)	-	39,155
Accounts payable	-	26,028
Due to related parties (Note 3)	2,100	5,145
Accrued liabilities	-	9,732
Unearned revenue (Note 9)	-	11,911
Fair value of derivatives (Notes 16 and 18)	-	825
Other current liabilities	-	15,385
Total current liabilities	2,100	123,176
NON-CURRENT LIABILITIES:
Long-term debt, net of current portion and deferred financing costs (Note 7)	-	140,599
Total non-current liabilities	-	140,599
COMMITMENTS AND CONTINGENCIES	-	-
STOCKHOLDERS’ EQUITY:
Preferred stock (par value $0.0001, 100,000,000 preferred shares authorized, as of December 31, 2024 and 2025. Nil and 235 Series B Preferred shares issued and outstanding as of December 31, 2024 and 2025, respectively.) (Note 11)	-	-
Common stock (par value $0.0001, 1,000,000,000 common shares authorized as of December 31, 2024 and 2025. 10,000 and 24,362,000 shares issued; and 10,000 and 24,180,472 shares outstanding as of December 31, 2024 and 2025, respectively) (Note 11)	-	2
Additional paid-in capital	-	702,992
Retained earnings / (Accumulated deficit)	6	(37,346)
Total stockholders’ equity	6	665,648
Total liabilities and stockholders’ equity	$2,106	$929,423

The accompanying notes are an integral part of these consolidated financial statements.

COSTAMARE BULKERS HOLDINGS LIMITED

Consolidated Statements of Operations

For the period from September 29, 2023 (date of inception) to December 31, 2023 and the years ended December 31, 2024 and 2025

(Expressed in thousands of U.S. dollars, except share and per share data)

	For the period from September 29 (date of inception) to December 31,	For the years ended December 31,
	2023	2024	2025
REVENUES:
Voyage revenue (Note 13)	$-	$-	$437,457
Voyage revenue – related parties (Notes 3 and 13)	-	-	159,766
Total voyage revenue	-	-	597,223

EXPENSES:
Voyage expenses	-	-	(161,357)
Charter-in hire expenses	-	-	(325,510)
Voyage expenses – related parties (Note 3)	-	-	(7,684)
Vessels’ operating expenses	-	-	(57,615)
General and administrative expenses	-	-	(6,782)
Management and agency fees – related parties (Note 3)	-	-	(19,638)
General and administrative expenses – related parties (Note 3)	-	-	(3,869)
Amortization of dry-docking and special survey costs (Note 6)	-	-	(5,206)
Depreciation (Note 5)	-	-	(28,410)
Loss on sale of vessels, net (Note 5)	-	-	(11,456)
Foreign exchange losses	-	-	(303)
Operating loss	-	-	(30,607)

OTHER INCOME / (EXPENSES):
Interest income	-	6	3,136
Interest and finance costs (Note 14)	-	-	(9,696)
Other, net (Note 17)	-	-	(13,116)
Gain on derivative instruments, net (Note 16)	-	-	12,931
Total other income / (expenses), net	-	6	(6,745)
Net Income / (loss)	$-	$6	$(37,352)

Earnings / (Losses) per common share, basic and diluted (Note 12)	$-	$1.28	$(2.28)
Weighted average number of shares, basic and diluted	-	4,754	16,374,555

The accompanying notes are an integral part of these consolidated financial statements.

COSTAMARE BULKERS HOLDINGS LIMITED

Consolidated Statements of Comprehensive Income/ (Loss)

For the period from September 29, 2023 (date of inception) to December 31, 2023 and the years ended December 31, 2024 and 2025

(Expressed in thousands of U.S. dollars, except share and per share data)

	For the period from September 29 (date of inception) to December 31,	For the years ended December 31,
	2023	2024	2025
Net income / (loss) for the year	$-	$6	$(37,352)
Other comprehensive income/ (loss)	-	-	-
Other comprehensive income/ (loss) for the year	$-	$-	$-
Total comprehensive income / (loss) for the year	$-	$6	$(37,352)

The accompanying notes are an integral part of these consolidated financial statements.

COSTAMARE BULKERS HOLDINGS LIMITED

Consolidated Statements of Shareholders’ Equity

For the period from September 29, 2023 (date of inception) to December 31, 2023 and the years ended December 31, 2024 and 2025

(Expressed in thousands of U.S. dollars, except share and per share data)

	Preferred Stock (Series B)		Common Stock		Treasury Stock
	# of Shares	Par value	# of Shares	Par value	# of Shares	Amount	Additional Paid-in Capital	Retained Earnings/ (Accumulated Deficit)	Total
Balance, September 29, 2023 (date of inception)	-	$-	-	$-	-	$-	$-	$-	$-
-Net income	-	-	-	-	-	-	-	-	-
-Other comprehensive income/ (loss)	-	-	-	-	-	-	-	-	-
Balance, December 31, 2023	-	$-	-	$-	-	$-	$-	$-	$-
Issuance of common stock (Notes 1 and 11)	-	-	10,000	-	-	-	-	-	-
-Net income	-	-	-	-	-	-	-	6	6
-Other comprehensive income/ (loss)	-	-	-	-	-	-	-	-	-
Balance, December 31, 2024	-	$-	10,000	$-	-	$-	$-	$6	$6
-Capitalization at Spin-Off including issuance of common stock (Notes 1 and 11)	-	-	24,352,000	2	(181,528)	-	702,992	-	702,994
-Issuance of Preferred Stock (Series B) (Note 11(b))	235	-	-	-	-	-	-	-	-
-Net loss	-	-	-	-	-	-	-	(37,352)	(37,352)
-Other comprehensive income/ (loss)	-	-	-	-	-	-	-	-	-
Balance, December 31, 2025	235	$-	24,362,000	$2	(181,528)	$-	$702,992	$(37,346)	$665,648

The accompanying notes are an integral part of these consolidated financial statements.

COSTAMARE BULKERS HOLDINGS LIMITED

Consolidated Statements of Cash Flows

For the period from September 29, 2023 (date of inception) to December 31, 2023 and the years ended December 31, 2024 and 2025

(Expressed in thousands of U.S. dollars)

	For the period from September 29 (date of inception) to December 31,	For the years ended December 31,
	2023	2024	2025
Cash Flows from Operating Activities:
Net income / (loss):	$-	$6	$(37,352)
Adjustments to reconcile net income / (loss) to net cash provided by operating activities:
Depreciation	-	-	28,410
Amortization and write-off of financing costs	-	-	881
Amortization of deferred dry-docking and special survey costs	-	-	5,206
Equity based payments	-	-	2,125
Gain on derivative instruments, net	-	-	(5,265)
Loss on sale of vessels	-	-	11,456
Changes in operating assets and liabilities:
Accounts receivable and Margin deposits	-	(2)	32,331
Due from related parties	-	-	6,663
Inventories	-	-	25,690
Insurance claims receivable	-	-	(2,110)
Prepayments and other assets	-	-	17,838
Accounts payable	-	-	(2,175)
Due to related parties	-	-	(3,663)
Accrued liabilities	-	-	(2,235)
Unearned revenue	-	-	(2,520)
Other liabilities	-	-	5,876
Dry-dockings	-	-	(5,570)
Accrued charter revenue	-	-	2
Net Cash provided by Operating Activities	-	4	75,588
Cash Flows from Investing Activities:
Proceeds from the settlement of insurance claims	-	-	427
Cash acquired from acquisition of subsidiaries (Note 1)	-	-	22,805
Advances for vessel acquisitions /Additions to vessel cost	-	-	(31,692)
Proceeds from the sale of vessels, net	-	-	83,003
Net Cash provided by Investing Activities	-	-	74,543
Cash Flows from Financing Activities:
Proceeds from long-term debt	-	-	15,300
Repayment of long-term debt	-	-	(182,502)
Payment of financing costs	-	-	(103)
Cash advance from parent company	-	2,100	-
Cash contribution in relation to the Spin-Off (Note 1)	-	-	230,565
Net Cash provided by Financing Activities	-	2,100	63,260
Net increase in cash, cash equivalents and restricted cash	-	2,104	213,391
Cash, cash equivalents and restricted cash at beginning of the year	-	-	2,104
Cash, cash equivalents and restricted cash at end of the year	$-	$2,104	$215,495

Supplemental Cash Information:
Cash paid during the year for interest	$-	$-	$8,608

Non-Cash Investing and Financing Activities:
Right-of-use assets obtained in exchange for operating lease obligations	$-	$-	$36,269

The accompanying notes are an integral part of these consolidated financial statements.

COSTAMARE BULKERS HOLDINGS LIMITED

Notes to Consolidated Financial Statements

For the period from September 29, 2023 (date of inception) to December 31, 2023 and the years ended December 31, 2024 and 2025

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

1. Basis of Presentation and General Information:

The accompanying consolidated financial statements include the accounts of Costamare Bulkers Holdings Limited (“Costamare Bulkers”), a company organized under the laws of the Republic of the Marshall Islands on September 29, 2023, and its wholly-owned subsidiaries (collectively, the “Company”).

Costamare Inc. (“Costamare”), a publicly listed company on the New York Stock Exchange, subscribed on July 11, 2024 for and was issued 10,000 shares of the capital stock of Costamare Bulkers at a par value of $0.0001 per share, making Costamare the sole shareholder of the Company. On July 15, 2024, Costamare Bulkers subscribed for and was issued one share of the capital stock of Costamare Bulkers Ships Inc. (“CBSI”), a company organized under the laws of the Republic of the Marshall Islands, at a par value of $1 per share, making Costamare Bulkers the sole shareholder of CBSI.

On April 17, 2025, the Board of Directors of Costamare approved the spin-off of its dry bulk business into a standalone company, Costamare Bulkers, by way of a pro rata distribution of Costamare Bulkers shares to Costamare shareholders (the “Spin-Off”). In connection with the Spin-Off, Costamare undertook a series of transactions and entered into various agreements effecting the separation of its dry bulk business as provided in the Separation and Distribution Agreement, which governs the relationship between the Company and Costamare and allocates between the two companies various assets, liabilities and obligations. Costamare Bulkers had previously acquired the shares of 67 wholly-owned subsidiaries from Costamare. Among these, 38 subsidiaries owned dry bulk vessels, 17 had previously owned and sold or had entered into agreements to sell their dry bulk vessels, and 12 were designated for future dry bulk vessel acquisitions. Following the acquisition, Costamare Bulkers contributed all 67 subsidiaries to its wholly-owned subsidiary, CBSI. In connection with the Spin-off and in accordance with the Separation and Distribution Agreement, Costamare also contributed $100,000 in cash to Costamare Bulkers, prepaid $150,225 in bank loans associated with the Costamare Bulkers business, and settled or extinguished all intercompany balances between Costamare and the Company.

On May 6, 2025, Costamare completed the Spin-Off of Costamare Bulkers and distributed to Costamare shareholders of record on April 29, 2025, on a pro rata basis, one common share of Costamare Bulkers for every five Costamare common shares (24,022,218 Costamare Bulkers shares were distributed to the Costamare shareholders). On the same day, Costamare Bulkers acquired the shares of Costamare Bulkers Inc. (“CBI”) from Costamare and a minority shareholder. CBI, a dry bulk operating platform, charters-in and charters-out dry bulk vessels, enters into contracts of affreightment and forward freight agreements (“FFAs”) and may also utilize hedging solutions. The shares of Costamare Bulkers began “regular way” trading on the New York Stock Exchange on May 7, 2025. The Spin-Off was considered as a nonreciprocal transfer from Costamare to Costamare Bulkers and was accounted for at the carrying amounts of the net assets of the businesses transferred.

On September 26, 2025, the Company signed a Strategic Cooperation Agreement (the “Cooperation Agreement”) with Cargill International S.A. (“Cargill”). Pursuant to the Cooperation Agreement, the Company agreed to transfer to Cargill the majority of its operating platform trading book, including a majority of the third-party vessels chartered-in by CBI, cargo transportation commitments and derivative positions, held at the time the Cooperation Agreement was executed. The above-mentioned transfers were subject to the agreement of third parties, such as (among others) vessel owners from which CBI had chartered-in vessels, cargo owners with respect to cargo transportation commitments CBI had assumed and clearing members or exchanges through which derivatives positions had been traded. Cargill also agreed to charter-in four additional Supramax vessels from the Costamare Bulkers’ owned fleet on a time charter basis for a period of four to six months. As of December 31, 2025, all but eleven of the 28 chartered-in vessels along with cargo transportation commitments included in the Cooperation Agreement, had been transferred to Cargill via novation agreements or back-to-back time charter relets (Note 17) and the transfer of FFA positions had also been concluded (Note 16).

As of December 31, 2025, the aggregate issued share capital of the Company was 24,362,000 common shares, of which 24,180,472 common shares were outstanding. Members of the Konstantakopoulos Family owned, directly or indirectly, approximately 65.8% of the outstanding common shares, in the aggregate as of that date. The Company owned a fleet of 31 dry bulk vessels with a total carrying capacity of approximately 2,842,297 of dead-weight tonnage (“DWT”), through wholly-owned subsidiaries, as of December 31, 2025. In addition, as of December 31, 2025, Costamare Bulkers had 66 wholly-owned subsidiaries incorporated in the Republic of Liberia and two incorporated in the Republic of the Marshall Islands.

COSTAMARE BULKERS HOLDINGS LIMITED

Notes to Consolidated Financial Statements

For the period from September 29, 2023 (date of inception) to December 31, 2023 and the years ended December 31, 2024 and 2025

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

2. Significant Accounting Policies and Recent Accounting Pronouncements:

(a) Principles of Consolidation: The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). The consolidated financial statements include the accounts of Costamare Bulkers and its wholly-owned subsidiaries. All intercompany balances and transactions have been eliminated upon consolidation.

Costamare Bulkers, as the holding company, determines whether it has a controlling financial interest in an entity by first evaluating whether the entity is a voting interest entity or a variable interest entity. Under Accounting Standards Codification (“ASC”) 810 “Consolidation”, a voting interest entity is an entity in which the total equity investment at risk is sufficient to enable the entity to finance itself independently and provides the equity holders with the obligation to absorb losses, the right to receive residual returns and the right to make financial and operating decisions. Costamare consolidates voting interest entities in which it owns all, or at least a majority (generally, greater than 50%), of the voting interest. Variable interest entities (“VIE”) are entities as defined under ASC 810-10, that, in general, either do not have equity investors with voting rights or that have equity investors that do not provide sufficient financial resources for the entity to support its activities. A controlling financial interest in a VIE is present when a company absorbs a majority of an entity’s expected losses, receives a majority of an entity’s expected residual returns, or both. The company with a controlling financial interest, known as the primary beneficiary, is required to consolidate the VIE. The Company evaluates all arrangements that may include a variable interest in an entity to determine if it may be the primary beneficiary, and would be required to include assets, liabilities and operations of a VIE in its consolidated financial statements. As of December 31, 2024 and December 31, 2025, no such interest existed.

(b) Use of Estimates: The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(c) Comprehensive Income / (Loss): In the statement of comprehensive income, the Company presents the change in equity (net assets) during a period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except those resulting from investments by shareholders and distributions to shareholders. The Company follows the provisions of ASC 220 “Comprehensive Income”, and presents items of net income, items of other comprehensive income (“OCI”) and total comprehensive income in two separate but consecutive statements. Reclassification adjustments between OCI and net income are required to be presented separately on the statement of comprehensive income.

(d) Foreign Currency Translation: The functional currency of the Company is the U.S. dollar because the Company’s vessels operate in international shipping markets and, therefore, primarily transact business in U.S. dollars. The Company’s books of accounts are maintained in U.S. dollars. Transactions involving other currencies during the year are converted into U.S. dollars using the exchange rates in effect at the time of the transactions. At the balance sheet dates, monetary assets and liabilities, which are denominated in other currencies, are translated into U.S. dollars at the year-end exchange rates. Resulting gains or losses are reflected separately in the accompanying consolidated statements of operations.

(e) Cash, Cash Equivalents and Restricted Cash: The Company considers highly liquid investments such as time deposits and certificates of deposit with an original maturity of three months or less to be cash equivalents. Cash also includes other kinds of accounts that have the general characteristics of demand deposits in that the customer may deposit additional funds at any time and also effectively may withdraw funds at any time without prior notice or penalty.

Restricted cash represents minimum cash deposits or cash collateral deposits required to be maintained with certain banks under the Company’s borrowing arrangements or derivative contracts, which are legally restricted as to withdrawal or use. In the event that the obligation to maintain such deposits is expected to be terminated within the next twelve months, these deposits are classified as current assets. Otherwise, they are classified as non-current assets.

COSTAMARE BULKERS HOLDINGS LIMITED

Notes to Consolidated Financial Statements

For the period from September 29, 2023 (date of inception) to December 31, 2023 and the years ended December 31, 2024 and 2025

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

The reconciliation of the cash, cash equivalents and restricted cash at December 31, 2024 and 2025 is presented in the table below:

	2024	2025
Reconciliation of cash, cash equivalents and restricted cash
Cash and cash equivalents	$4	$211,845
Restricted cash – current portion	-	-
Restricted cash – non-current portion	2,100	3,650
Total cash, cash equivalents and restricted cash	$2,104	$215,495

(f) Accounts Receivable, net – Credit losses Accounting: The amount shown as receivable at each balance sheet date, mainly includes receivables from charterers for hire, freight and demurrage, net of any provision for doubtful accounts and accrued interest on these receivables, if any. Under ASC-326, entities are required to use a forward-looking approach based on expected losses to estimate credit losses on certain types of financial instruments, including trade accounts receivable. Under this guidance, an entity recognizes as an allowance its estimate of lifetime expected credit losses which will result in more timely recognition of such losses. The Company maintains an allowance for credit losses for expected uncollectable accounts receivable, which is recorded as an offset to trade accounts receivable and changes in such, if any, are classified as allowance for credit losses in the consolidated statement of operations. ASC 326 primarily impacts trade accounts receivable recorded on the consolidated balance sheets.

The Company assesses collectability by reviewing accounts receivable on a collective basis where similar characteristics exist and on an individual basis when the Company identifies specific customers with known disputes or collectability issues. In determining the amount of the allowance for credit losses, the Company considers historical collectability based on past due status. The Company also considers customer-specific information, current market conditions and reasonable and supportable forecasts of future economic conditions to determine adjustments to historical loss data. The Company assessed that any impairment of accounts receivable arising from operating leases, i.e. time charters, should be accounted in accordance with ASC 842, and not in accordance with Topic 326. Impairment of accounts receivable arising from voyage charters, which are accounted in accordance with ASC 606, are within the scope of Subtopic 326 and must therefore, be assessed for expected credit losses. With regards to operating lease receivables, ASC 842 requires lessors to evaluate the collectability of all lease payments. If collection of all operating lease payments, plus any amount necessary to satisfy a residual value guarantee, is not probable (either at lease commencement or after the commencement date), lease income is constrained to the lesser of cash collected or lease income reflected on a straight-line or another systematic basis, plus variable rent when it becomes accruable. The provision established for doubtful accounts as of December 31, 2024 and 2025, was nil.

(g) Inventories: Inventories consist of bunkers and lubricants, which are stated at the lower of cost and net realizable value on a consistent basis. Cost is determined by the first in, first out method.

(h) Insurance Claims Receivable: The Company records insurance claim recoveries for insured losses incurred on damage to fixed assets and for insured crew medical expenses. Insurance claim recoveries are recorded, net of any deductible amounts, at the time the Company’s fixed assets suffer insured damages or when crew medical expenses are incurred, recovery is probable under the related insurance policies and the claim is not subject to litigation. The Company assessed the provisions of “ASC 326 Financial Instruments — Credit Losses” by assessing the counterparties’ credit worthiness and concluded that there is no material impact in the Company’s financial statements.

(i) Vessels, Net: Vessels are stated at cost, which consists of the contract price and any material expenses incurred upon acquisition (initial repairs, improvements and delivery expenses, interest and on-site supervision costs incurred during the construction periods). Subsequent expenditures for conversions and major improvements are also capitalized when they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels; otherwise, these amounts are charged to expense as incurred.

COSTAMARE BULKERS HOLDINGS LIMITED

Notes to Consolidated Financial Statements

For the period from September 29, 2023 (date of inception) to December 31, 2023 and the years ended December 31, 2024 and 2025

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

The cost of each of the Company’s vessels is depreciated from the date of acquisition on a straight-line basis over the vessel’s remaining estimated economic useful life after considering the estimated residual value which is equal to the product of vessels’ lightweight tonnage and estimated scrap rate.

Management estimates the useful life of the Company’s dry bulk vessels to be 25 years from the date of initial delivery from the shipyard and the estimated scrap rate used to calculate the vessels’ salvage value is $0.300 per lightweight ton. Secondhand dry bulk vessels are depreciated from the date of their acquisition through their remaining estimated useful life.

If the estimated economic lives assigned to the Company’s vessels prove to be too long because of unforeseen events such as an extended period of weak markets, the broad imposition of age restrictions by the Company’s customers, new regulations or other events, the remaining estimated useful life of any affected vessel is adjusted accordingly.

(j) Impairment of Long-lived Assets: The Company reviews its vessels for impairment whenever events or changes in circumstances indicate that the carrying amount of a vessel might not be recoverable. The Company considers information, such as vessel sales and purchases, business plans and overall market conditions in order to determine if an impairment might exist.

As part of the identification of impairment indicators and Step 1 of impairment analysis the Company computes estimates of the future undiscounted net operating cash flows for each vessel based on assumptions regarding time charter rates, vessels’ operating expenses, vessels’ capital expenditures, vessels’ residual value, fleet utilization and the estimated remaining useful life of each vessel.

The future undiscounted net operating cash flows are determined as the sum of (x) (i) the charter revenues from existing time charters for the fixed fleet days and (ii) an estimated daily time charter rate for the unfixed days (using the most recent ten-year average of historical one-year time charter rates available for each type of dry bulk vessel over the remaining estimated life of each vessel, net of commissions), assuming an estimated fleet utilization rate, less (y) (i) expected outflows for vessels’ operating expenses assuming an expected increase in expenses of 2.5% over a five-year period, based on management’s estimates, (ii) planned dry-docking and special survey expenditures and (iii) management fees expenditures. Charter rates for dry bulk vessels are cyclical and subject to significant volatility based on factors beyond the Company’s control. Therefore, the Company considers the most recent ten-year average of historical one-year time charter rates available for each type of dry bulk vessel, to be a reasonable estimation of expected future charter rates over the remaining useful life of its dry bulk vessels. The Company believes the most recent ten-year average of historical one-year time charter rates available for each type of dry bulk vessel provide a fair estimate in determining a rate for long-term forecasts. The salvage value used in the impairment test is estimated at $0.300 per light weight ton in accordance with the dry bulk vessels’ depreciation policy.

The assumptions used to develop estimates of future undiscounted net operating cash flows are based on historical trends as well as future expectations. If those future undiscounted net operating cash flows are greater than a vessel’s carrying value, there are no impairment indications for such vessel. If those future undiscounted net operating cash flows are less than a vessel’s carrying value, including unamortized dry-docking costs (Note 2(l)), the Company proceeds to Step 2 of the impairment analysis for such vessel.

In Step 2 of the impairment analysis, the Company determines the fair value of the vessels that failed Step 1 of the impairment analysis, based on management estimates and assumptions, making use of available market data and taking into consideration third party valuations. Therefore, the Company has categorized the fair value of the vessels as Level 2 in the fair value hierarchy. The difference between the carrying value of the vessels that failed Step 1 of the impairment analysis and their fair value as calculated in Step 2 of the impairment analysis is recognized in the Company’s accounts as impairment loss.

The review of the carrying amounts in connection with the estimated recoverable amount of the Company’s vessels as of December 31, 2025 resulted in no impairment loss being recorded.

COSTAMARE BULKERS HOLDINGS LIMITED

Notes to Consolidated Financial Statements

For the period from September 29, 2023 (date of inception) to December 31, 2023 and the years ended December 31, 2024 and 2025

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

(k) Long-lived Assets Classified as Held for Sale: The Company classifies long-lived assets and disposal groups as being held for sale in accordance with ASC 360, Property, Plant and Equipment, when: (i) management, having the authority to approve the action, commits to a plan to sell the asset; (ii) the asset is available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets; (iii) an active program to locate a buyer and other actions required to complete the plan to sell the asset have been initiated; (iv) the sale of the asset is probable, and transfer of the asset is expected to qualify for recognition as a completed sale within one year; (v) the asset is being actively marketed for sale at a price that is reasonable in relation to its current fair value and (vi) actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. Long-lived assets classified as held for sale are measured at the lower of their carrying amount or fair value less cost to sell. According to ASC 360-10-35, the fair value less cost to sell of the long-lived asset (disposal group) should be assessed each reporting period it remains classified as held for sale. Subsequent changes in the long-lived asset's fair value less cost to sell (increase or decrease) would be reported as an adjustment to its carrying amount, except that the adjusted carrying amount should not exceed the carrying amount of the long-lived asset at the time it was initially classified as held for sale. These long-lived assets are not depreciated once they meet the criteria to be classified as held for sale and are classified in current assets on the consolidated balance sheets. As of December 31, 2024 and 2025, none of the Company’s dry bulk vessels were classified as Held for sale.

(l) Accounting for Special Survey and Dry-docking Costs: The Company follows the deferral method of accounting for special survey and dry-docking costs whereby actual costs incurred are deferred and are amortized on a straight-line basis over the period through the date the next survey is scheduled to become due. Costs deferred are limited to actual costs incurred at the yard and parts used in the dry-docking or special survey. If a survey is performed prior to the scheduled date, the remaining unamortized balances are immediately written off. Unamortized balances of vessels that are sold are written-off and included in the calculation of the resulting gain or loss in the period of the vessel’s sale. Furthermore, unamortized dry-docking and special survey balances of vessels that are classified as Assets held for sale and are not recoverable as of the date of such classification are immediately written-off to the consolidated statements of operations.

(m) Financing Costs: Costs associated with new loans or refinancing of existing loans, including fees paid to lenders or required to be paid to third parties on the lender’s behalf for obtaining new loans or refinancing existing loans, are recorded as deferred charges. Deferred financing costs are presented as a deduction from the corresponding liability. Such fees are deferred and amortized to interest and finance costs during the life of the related debt using the effective interest method. Unamortized fees relating to loans repaid or refinanced, meeting the criteria of debt extinguishment, are expensed in the period the repayment or refinancing is made.

(n) Concentration of Credit Risk: Financial instruments which potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents, accounts receivable, net (included in current and non-current assets), including the seller’s credit in relation to the sale of four vessels (Notes 3(d) and 5), and derivative contracts (foreign currency options, FFAs, EUA futures and bunkers swap agreements) . The Company places its cash and cash equivalents, consisting mostly of deposits, with established financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions. The Company is exposed to credit risk in the event of non-performance by the counterparties to its derivative instruments; however, the Company limits its exposure by diversifying among counterparties with high credit ratings and/or clearing certain of its derivative contracts via established clearing houses. The Company also limits its accounts receivable credit risk by performing ongoing credit evaluations of its customers’ financial condition and in addition, the Company receives charter hires in advance, and therefore generally does not require collateral for its accounts receivable.

(o) Accounting for Voyage Revenues, Expenses and Charter-in Hire Expenses: Voyage revenues are primarily generated from time charter or voyage charter agreements. Time charter agreements contain a lease as they meet the criteria of a lease under ASC 842. Time charter agreements usually contain a minimum non-cancellable period and an extension period at the option of the charterer. Each lease term is assessed at the inception of that lease. Under a time-charter agreement, the charterer pays a daily hire for the use of the vessel and reimburses the owner for certain expenses, including hold cleanings, extra insurance premiums for navigating in restricted areas and damages caused by such charterer. Additionally, the owner typically pays commission on the daily hire, to the charterer and/or the brokers, which are direct costs and are recorded in voyage expenses. Under a time-charter agreement, the owner provides services related to the operation and the maintenance of the vessel, including crew, spares and repairs, which are recognized in operating expenses. Time charter revenues are recognized over the term of the charter as service is provided, when they become fixed and determinable. Revenues from time charter agreements providing for varying rates are accounted for as operating leases and thus recognized on a straight-line basis over the non-cancellable rental periods of such agreements, as service is performed. Revenue generated from variable lease receipts is recognized in the period when changes in the facts and circumstances on which the variable lease payments are based occur. Unearned revenue includes cash received prior to the balance sheet date for which all criteria to recognize as revenue have not been met, including any unearned revenue resulting from charter agreements providing for varying annual rates, which are accounted for on a straight-line basis.

COSTAMARE BULKERS HOLDINGS LIMITED

Notes to Consolidated Financial Statements

For the period from September 29, 2023 (date of inception) to December 31, 2023 and the years ended December 31, 2024 and 2025

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

The charterer may charter the vessel with or without the owner’s crew and other operating services (time charter and bareboat charter, respectively). Thus, the agreed daily rates (hire rates) in the case of time charter agreements also include compensation for part of the agreed crew and other operating and maintenance services provided by the owner (non-lease components). As a lessor, the Company has elected not to allocate the consideration in the agreement between the lease and non-lease components, as both have the same timing and pattern of transfer to the charterer (lessee). The lease component, if accounted for separately, would be classified as an operating lease. Additionally, the lease component is considered the predominant component, as the Company has assessed that more value is ascribed to the lease of the vessel rather than to the services provided under the time charter contracts.

Under a voyage charter, a vessel is provided for the transportation of specific goods between specific ports in return for payment of an agreed upon freight per ton of cargo. The Company has determined that its voyage charter agreements do not contain a lease because the charterer under such contracts does not have the right to control the use of the vessel since the Company, as the ship-owner, retains control over the operations of the vessel, provided also that the terms of the voyage charter are pre-determined, and any change requires the Company’s consent and are therefore considered service contracts that fall under the provisions of ASC 606 “Revenue from contracts with customers”. The Company accounts for a voyage charter when all the following criteria are met: (i) the parties to the contract have approved the contract in the form of a written charter agreement or fixture recap and are committed to perform their respective obligations, (ii) the Company can identify each party’s rights regarding the services to be transferred, (iii) the Company can identify the payment terms for the services to be transferred, (iv) the charter agreement has commercial substance (that is, the risk, timing, or amount of the future cash flows is expected to change as a result of the contract) and (v) it is probable that the Company will collect substantially all of the consideration to which it will be entitled in exchange for the services that will be transferred to the charterer. The majority of revenue from voyage charter agreements is collected in advance. The Company has determined that there is one single performance obligation for each of its voyage contracts, which is to provide the charterer with an integrated transportation service within a specified time period. The Company is also engaged in contracts of affreightment, which are contracts for multiple voyage charter employments. In addition, the Company has concluded that revenues from voyage charters in the spot market or under contracts of affreightment are recognized ratably over time because the charterer simultaneously receives and consumes the benefits of the Company’s performance as the Company performs. Therefore, since the Company’s performance obligation under each voyage contract is met evenly as the voyage progresses, revenue is recognized on a straight line basis over the voyage days from the loading of cargo to its discharge.

Demurrage income, which is considered a form of variable consideration, is included in voyage revenues, and represents payments by the charterer to the vessel owner when loading or discharging time exceeds the stipulated time in the voyage charter agreements.

Under voyage charter agreements, all voyage costs are borne and paid by the Company. Voyage expenses consist primarily of commissions payable to the charterers and/or the brokers, bunker consumption, port and canal expenses and agency fees related to the voyage. All voyage costs are expensed as incurred with the exception of the contract fulfilment costs that incur from the latter of the end of the previous vessel employment and the contract date and until the commencement of loading the cargo on the relevant vessel, which are capitalized to the extent the Company, in its reasonable judgment, determines that they (i) are directly related to a contract, (ii) are recoverable and (iii) enhance the Company’s resources by putting the Company’s vessel in a location to satisfy its performance obligation under a contract pursuant to the provisions of ASC 340-40 “Other assets and deferred costs”. These capitalized contract fulfilment costs are recorded under “Prepayments and other assets” and are amortized on a straight-line basis as the related performance obligations are satisfied. As of December 31, 2024 and 2025, capitalized contract fulfilment costs, which are recorded under “Prepayments and other assets” amounted to nil and $3,360, respectively.

COSTAMARE BULKERS HOLDINGS LIMITED

Notes to Consolidated Financial Statements

For the period from September 29, 2023 (date of inception) to December 31, 2023 and the years ended December 31, 2024 and 2025

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

Revenues for the year ended December 31, 2025 derived from significant charterers individually accounting for 10% or more of revenues (in percentages of total revenues) were as follows:

2025
A(*)	26%
B	12%
Total	38%

(*) Local Agency C - CBI charters-out vessels through Local Agency C in Singapore, which acts solely as agent, and further charters-out such vessels to other third-party charterers. All financial results passed back to CBI (Note 3(b)).

Charter-in hire expenses include lease expenses which derive from the Company’s charter-in arrangements that are classified as operating leases. Lease expenses are recognized on a straight-line basis over the rental periods of each charter agreement. Charter-in hire expenses also include costs arising from voyage charter arrangements. These costs are recognized on a straight-line basis over the voyage period, from the loading of the cargo until its discharge. Charter-in hire expenses arising from voyage charter arrangements amounted to $125,615 for the year ended December 31, 2025.

(p) Operating leases - Leases for Lessees: Vessel leases, where the Company is regarded as the lessee, are classified as operating leases, based on an assessment of the terms of the lease. According to the provisions of ASC 842-20-30-1, at the commencement date, a lessee shall measure both of the following: a) The lease liability at the present value of the lease payments not yet paid, discounted using the discount rate for the lease at lease commencement and b) The right-of-use asset, which shall consist of all of the following: i) The amount of the initial measurement of the lease liability, ii) Any lease payments made to the lessor at or before the commencement date, minus any lease incentives received and iii) Any initial direct costs incurred by the lessee.

After lease commencement, the Company measures the lease liability for operating leases at the present value of the remaining lease payments using the discount rate determined at lease commencement. The right-of-use asset is subsequently measured at the amount of the remeasured lease liability, adjusted for the remaining balance of any lease incentives received, any cumulative prepaid or accrued rent if the lease payments are uneven throughout the lease term and any unamortized initial direct costs. Any changes made to leased assets to customize them for a particular use or need of the lessee are capitalized as leasehold improvements.

In cases of operating lease agreements that meet the definition of ASC 842 for a short-term lease (the lease has a lease term of 12 months or less) and does not include an option to purchase the underlying asset that the lessee is reasonably certain to exercise, the Company can make the short-term lease election at the commencement date. A lessee that makes the short-term lease election does not recognize a lease liability or right-of-use asset on its balance sheet. Instead, the lessee recognizes lease payments on a straight-line basis over the lease term.

For charter-in arrangements classified as operating leases, lease expense is recognized on a straight-line basis over the rental periods of such charter agreements and is included under the caption “Charter-in hire expenses” in the consolidated statement of operations. Revenues generated from charter-in vessels are included in Voyage revenues in the consolidated statements of operations. During the period from September 29, 2023 to December 31, 2023 and during the years ended December 31, 2024 and 2025, the Company chartered-in nil, nil and 100 third-party vessels, respectively. Revenues generated from those charter-in vessels during the period from September 29, 2023 to December 31, 2023 and during the years ended December 31, 2024 and 2025 amounted to nil, nil and $441,840, respectively, and are included in “Voyage revenues” and “Voyage revenues - related parties” in the consolidated statements of operations, out of which nil and $58,044, respectively, constitute sublease income deriving from time charter agreements.

Lease assets used by the Company are reviewed periodically for potential impairment whenever events or changes in circumstances indicate that the carrying amount may not be fully recoverable. Measurement of the impairment loss is based on the fair value of the asset. The Company determines the fair value of its lease assets based on management estimates and assumptions by making use of available market data. As of December 31, 2025, the management of the Company concluded that events and circumstances did not trigger the existence of potential impairment. As of December 31, 2025, the Company did not charge any impairment loss.

COSTAMARE BULKERS HOLDINGS LIMITED

Notes to Consolidated Financial Statements

For the period from September 29, 2023 (date of inception) to December 31, 2023 and the years ended December 31, 2024 and 2025

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

(q) Derivative Financial Instruments: The Company enters into FFAs to establish market positions in the dry bulk derivative freight markets or to hedge its exposure in the physical dry bulk freight markets, into bunker swap agreements to hedge its exposure to bunker prices and into EUA futures agreements to hedge its exposure to emissions. Furthermore, the Company enters into foreign exchange derivatives to manage its exposure to currency exchange risk on certain foreign currency liabilities. The differentials paid or received under these instruments are recognized in earnings as part of the gain /(loss) on derivative instruments. The Company has not designated these FFAs, bunker swap agreements, EUA futures agreements and foreign exchange derivatives as hedge accounting instruments. Following ASC 815 provisions and on the basis that enforceable master netting arrangement exists, the Company has adopted net presentation for assets and liabilities related to FFA derivative instruments, EUA futures and bunker swaps (Note 16).

(r) Earnings/(Losses) per Share: Basic earnings/(losses) per share are computed by dividing net income/(loss) by the weighted average number of shares of common stock outstanding during the year. Diluted earnings/(losses) per share reflect the potential dilution that could occur if securities or other contracts to issue common stock were exercised. The Company had no dilutive securities outstanding during the period from September 29, 2023 (date of inception) to December 31, 2023 and during the years ended December 31, 2024 and 2025.

(s) Fair Value Measurements: The Company follows the provisions of ASC 820 “Fair Value Measurements and Disclosures”, which defines and provides guidance as to the measurement of fair value. This standard defines a hierarchy of measurement and indicates that, when possible, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. The fair value hierarchy gives the highest priority (Level 1) to quoted prices in active markets and the lowest priority (Level 3) to unobservable data, for example, the reporting entity’s own data. Under the standard, fair value measurements are separately disclosed by level within the fair value hierarchy. ASC 820 applies when assets or liabilities in the financial statements are to be measured at fair value but does not require additional use of fair value beyond the requirements in other accounting principles (Note 18).

(t) Segment Reporting: The Company reports financial information and evaluates its operations and operating results by total charter revenues and profitability and not by the type of vessel, length of vessel employment, customer, type of charter or whether the vessel is owned or chartered-in. As a result, the Company’s management, including its Chief Executive Officer, who is the chief operating decision maker (“CODM”), assesses the Company’s performance based on consolidated net income, and thus, the Company has determined that it operates under one reportable segment, that of operating dry bulk vessels. The CODM manages the business on a consolidated basis and uses the net (loss)/income as reported on the consolidated statements of operations to allocate resources, make operating decisions and assess performance. The significant expense categories of our sole reportable segment are the voyage expenses, vessels’ operating expenses and charter-in hire expenses as reported on the consolidated statements of operations. Also, when the Company charters a vessel, the charterer is generally free to trade such vessel worldwide or within broad geographical limits and, therefore, the disclosure of geographical information is impracticable and the CODM does not assess performance by geographical areas.

(u) Accounting for transactions under common control: A common control transaction is any transfer of net assets or exchange of equity interests between entities or businesses that are under common control by an ultimate parent or controlling shareholder before and after the transaction. Common control transactions may have characteristics that are similar to business combinations but do not meet the requirements to be accounted for as business combinations because, from the perspective of the ultimate parent or controlling shareholder, there has not been a change in control over the acquiree. Due to the fact that common control transactions do not result in a change of control at the ultimate parent or controlling shareholder level, the Company does not account for them at fair value. Rather, common control transactions are accounted for at the carrying amount of the net assets or equity interests transferred.

(v) Stock-Based Compensation: The Company accounts for stock-based payment awards granted to Costamare Shipping Services Ltd. (Note 3) for the services provided, following the guidance in ASC 505-50 “Equity Based Payments to Non-Employees”. The fair value of the stock-based payment awards is recognized in the line item “General and administrative expenses - related parties” in the consolidated statements of operations.

COSTAMARE BULKERS HOLDINGS LIMITED

Notes to Consolidated Financial Statements

For the period from September 29, 2023 (date of inception) to December 31, 2023 and the years ended December 31, 2024 and 2025

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

(w) Going concern: The Company evaluates whether there is substantial doubt about its ability to continue as a going concern by applying the provisions of ASC 205-40. In more detail, the Company evaluates whether there are conditions or events that raise substantial doubt about the Company's ability to continue as a going concern within one year from the date the financial statements are issued. As part of such evaluation, the Company did not identify any conditions that raise substantial doubt about the entity's ability to continue as a going concern. Accordingly, the Company continues to adopt the going concern basis in preparing its consolidated financial statements.

(x) Treasury stock: Treasury stock is stock that is repurchased by the issuing entity, reducing the number of outstanding shares. When shares are repurchased, they may either be cancelled or held for reissue. If not cancelled, such shares are referred to as treasury shares. The cost of the acquired shares is shown as a deduction in stockholders' equity. No dividend is declared for the treasury shares. Depending on whether the shares are acquired for reissuance or retirement, treasury shares are accounted for under the cost method or the constructive retirement method. The cost method is also used when the reporting entity’s management has not made a decision as to whether the reacquired shares will be retired, held indefinitely or reissued. The Company elected for the repurchase of its common shares to be accounted for under the cost method. Under this method, the treasury stock account is charged for the aggregate cost of shares reacquired.

(y) Preferred Shares: The Company has issued preferred stock that does not provide for dividends and does not contain any other substantive economic or contractual features. Accordingly, the preferred stock is classified as permanent equity within stockholders’ equity in the consolidated balance sheets in accordance with ASC 480, Distinguishing Liabilities from Equity and ASC 505, Equity.

Recent Accounting Pronouncements

In November 2024, the FASB issued ASU 2024-03, “Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses”. The standard is intended to require more detailed disclosure about specified categories of expenses (including employee compensation, depreciation, and amortization) included in certain expense captions presented on the face of the income statement. This ASU is effective for fiscal years beginning after December 15, 2026, and for interim periods within fiscal years beginning after December 15, 2027. Early adoption is permitted. The amendments may be applied either prospectively to financial statements issued for reporting periods after the effective date of this ASU or retrospectively to all prior periods presented in the financial statements. The Company is currently assessing the impact this standard will have on its consolidated financial statements.

In July 2025, the FASB issued ASU 2025-05, “Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets”. The amendments in this Update affect entities that apply the practical expedient when estimating expected credit losses on current accounts receivable and/or current contract assets arising from transactions under Topic 606, including those assets acquired in a transaction accounted for under Topic 805, Business Combinations. In developing reasonable and supportable forecasts as part of estimating expected credit losses, all entities may elect a practical expedient that assumes that current conditions as of the balance sheet date do not change for the remaining life of the asset. The amendments are expected to provide decision-useful information to investors and other financial statement users while reducing the time and effort necessary to analyze and estimate credit losses for current accounts receivable and current contract assets. An entity that elects the practical expedient, should apply the amendments in this Update prospectively. The amendments will be effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. Early adoption is permitted in both interim and annual reporting periods in which financial statements have not yet been issued or made available for issuance. The Company is currently assessing the impact this standard will have on its consolidated financial statements and related disclosures.

In November 2025, the FASB issued ASU 2025‑09, “Derivatives and Hedging (Topic 815): Hedge Accounting Improvements”, to clarify and enhance hedge accounting guidance, targeting improved alignment with risk management practices and addressing issues from global reference rate reform. At this stage, the Company has not yet determined the expected impact of adopting ASU 2025‑09 on its financial position, results of operations, cash flows, or related disclosures. The assessment is ongoing.

COSTAMARE BULKERS HOLDINGS LIMITED

Notes to Consolidated Financial Statements

For the period from September 29, 2023 (date of inception) to December 31, 2023 and the years ended December 31, 2024 and 2025

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

3. Transactions with related parties

(a) Costamare Shipping Company S.A. (“Costamare Shipping”) and Costamare Shipping Services Ltd. (“Costamare Services”): Costamare Shipping is a ship management company controlled by Mr. Konstantinos Konstantakopoulos, a major shareholder of the Company. Costamare Shipping provides the Company with commercial, technical and other management services pursuant to a Framework Agreement dated May 6, 2025 (the “Framework Agreement”), and separate ship management agreements with the relevant vessel owning subsidiaries. Costamare Services, a company controlled by Mr. Konstantakopoulos and a member of his family, provides, pursuant to a Services Agreement dated May 6, 2025 (the “Services Agreement”), the Company’s vessel-owning subsidiaries with chartering, sale and purchase, insurance and certain representation and administrative services. Costamare Shipping and Costamare Services are not part of the consolidated group of the Company.

Pursuant to the Framework Agreement and the Services Agreement, Costamare Shipping and Costamare Services receive (i) for each vessel, a daily fee of $1.020 and $0.510 for any vessel subject to a bareboat charter, prorated for the calendar days the Company owned each vessel and for the three-month period following the date of the sale of a vessel, (ii) a flat fee of $840 for the supervision of the construction of any newbuild vessel contracted by the Company, (iii) a fee of 1.25% on all gross freight, demurrage, charter hire, ballast bonus or other income earned with respect to each vessel in the Company’s fleet and (iv) a quarterly fee of $667 plus the value of 60,509 shares which Costamare Services may elect to receive in kind. Fees under (i) and (ii) and the quarterly fee under (iv) are annually adjusted upwards to reflect any strengthening of the Euro against the U.S. dollar and/or material unforeseen cost increases.

The Company may terminate the Framework Agreement and the Services Agreement, subject to a termination fee, by providing written notice to Costamare Shipping or Costamare Services, as applicable, at least 12 months before the end of the subsequent one-year term. The termination fee is equal to the lesser of (a) ten and (b) the number of full years remaining prior to December 31, 2040, times the aggregate fees due and payable to Costamare Shipping or Costamare Services, as applicable, during the 12-month period ending on the date of termination (without taking into account any reduction in fees under the Framework Agreement to reflect that certain obligations have been delegated to a sub-manager); provided that the termination fee will always be at least two times the aggregate fees over the 12-month period described above.

Management fees charged by Costamare Shipping for the year ended December 31, 2025, amounted to $8,929, and are included in “Management and agency fees -related parties” in the accompanying consolidated statements of operations. The amounts received by Costamare Shipping include amounts paid to third-party managers of $2,071 for the year ended December 31, 2025. In addition, for the year ended December 31, 2025, (i) Costamare Shipping and Costamare Services charged $1,648, representing a fee of 1.25% on all gross revenues, as provided in the Framework Agreement and the Services Agreement, as applicable, which is included in “Voyage expenses-related parties” in the accompanying consolidated statements of operations and (ii) Costamare Services charged $1,744, which is included in “General and administrative expenses – related parties” in the accompanying consolidated statements of operations and $2,125, representing the fair value of 158,254 shares issued during the year ended December 31, 2025, which is included in “General and administrative expenses – related parties” in the accompanying consolidated statement of operations for the year ended December 31, 2025. In accordance with the management agreements with third-party managers, third-party managers have been provided with the amount of $50 per vessel as working capital security. As of December 31, 2025, the working capital security was $1,600 in aggregate, out of which $750 are included in “Accounts receivable, net” and $850 are included in “Accounts receivable, non-current” in the accompanying consolidated balance sheet.

The balance due to Costamare Shipping at December 31, 2025 amounted to $1,226 and is included in “Due to related parties” in the accompanying consolidated balance sheet. The balance due to Costamare Services at December 31, 2025, amounted to $129 and is included in “Due to related parties” in the accompanying consolidated balance sheet.

(b) Local Agencies: Costamare Bulkers Services GmbH (“Local Agency A”), a company incorporated under the laws of the Republic of Germany, Costamare Bulkers Services ApS (“Local Agency B”), a company incorporated under the laws of the Kingdom of Denmark and Costamare Bulkers Services Co., Ltd (“Local Agency D”), a company incorporated under the laws of Japan, are controlled by Konstantinos Konstantakopoulos, a major shareholder of the Company . Costamare Bulkers Services Pte. Ltd. (“Local Agency C” and together with Local Agency A, Local Agency B and Local Agency D, the “Local Agencies”), a company incorporated under the laws of the Republic of Singapore, is controlled by the Company’s Chief Executive Officer. CBI entered into separate Agency Agreements with the Local Agency A, Local Agency B and Local Agency C on November 14, 2022, as most recently amended and restated on May 6, 2025, and with Local Agency D on November 20, 2023 as most recently amended and restated on May 6, 2025 (each, an “Agency Agreement”), for the provision of chartering and other services on a cost basis (including all expenses related to the provision of the services) plus a mark-up, which is currently set at 11%. CBI may charter out its vessels to Local Agency C, as shippers in Asia and the Australia-Pacific region prefer to deal with a chartering company based in Singapore. Local Agency C does not receive any commissions whatsoever for such arrangements, as it is acting in the circumstances as a “paying/receiving agent” for CBI. All the economic results of the relevant charter-out arrangements by Local Agency C are passed onto CBI on a back-to-back basis, including any address commissions received by Local Agency C. During the year ended December 31, 2025, CBI has charged Local Agency C an amount of $157,290 for chartering-in vessels (on voyage and time charter basis) from CBI which is included in “Voyage revenue – related parties” in the accompanying consolidated statements of operations, and Local Agency C has charged CBI an amount of $5,938 for address commission which is included in “Voyage expenses – related parties” in the accompanying consolidated statements of operations. During the year ended December 31, 2025, the Local Agencies charged CBI with aggregate agency fees of $9,170, which are included in “Management and agency fees-related parties” in the accompanying consolidated statements of operations. The balance due from Local Agency C, as of December 31, 2025, amounted to $4,444 (out of which an amount of $3,540 relates to Local Agency C’s chartering-in vessels activity from CBI) and is included in “Due from related parties” in the accompanying consolidated balance sheet. The balance due to Local Agencies A, B and D, as of December 31, 2025, amounted to $1,498 and is included in “Due to related parties” in the accompanying consolidated balance sheet.

COSTAMARE BULKERS HOLDINGS LIMITED

Notes to Consolidated Financial Statements

For the period from September 29, 2023 (date of inception) to December 31, 2023 and the years ended December 31, 2024 and 2025

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

(c) Navilands Bulker Management Ltd., (‘‘Navilands’’), Navilands (Shanghai) Bulkers Management Ltd. (‘‘Navilands (Shanghai)’’) and Navilands Maritime Services Ltd. (“Navilands Maritime”): Navilands, Navilands (Shanghai) and Navilands Maritime are controlled by Mr. Konstantinos Konstantakopoulos, a major shareholder of the Company. Starting in February 2024, certain of the Company’s vessel-owning subsidiaries appointed Navilands as managers to provide their vessels, together with Costamare Shipping, with technical, crewing, commercial, provisioning, bunkering, sale and purchase, accounting and insurance services pursuant to separate ship-management agreements between each of the Company’s vessel-owning subsidiaries and Navilands. For certain vessels, Navilands has subcontracted certain services to and has entered into sub-management agreements with Navilands (Shanghai). During the year ended December 31, 2025, Navilands and Navilands (Shanghai) charged management fees of $1,539 in the aggregate, which are included in “Management and agency fees-related parties” in the accompanying consolidated statements of operations. As of December 31, 2025, the working capital security paid by the Company to Navilands was $1,050 in aggregate, which is included in “Due from related parties, non-current” in the accompanying consolidated balance sheet. The balance due to Navilands as of December 31, 2025, amounted to $2,292 and is included in “Due to related parties” in the accompanying consolidated balance sheet. Starting in January 2026, the vessel-owning subsidiaries have appointed Navilands Maritime to provide purchasing services and support services in relation to vessel maintenance, repairs and dry-docking as requested.

(d) Payment undertaking and Intercreditor agreement with Neptune Maritime Leasing Limited: Neptune Maritime Leasing Limited (“NML”), a subsidiary of Costamare, has provided financing by means of a five-year sale and leaseback transaction relating to the acquisition by third parties (the “Buyers”) of four handysize bulkers sold by certain subsidiaries of the Company (the “Sellers”). A portion of the sale price has been deferred (Note 5), which amount is due and payable by the Buyers to NML upon the termination of the lease financing (the “Backend Fee”). NML has agreed to pay to the Sellers any amount of the Backend Fee received from the Buyers and to enter into an intercreditor agreement with the Sellers whereby the Sellers have agreed to subordinate their claims to those of NML in connection with the lease financing.

(e) Costamare: In December 2024, certain of the Costamare’s subsidiaries, Costamare, Costamare Bulkers and CBSI entered into four new loan agreements. Said subsidiaries were borrowers under these loan agreements and Costamare Bulkers and/or CBSI became guarantors under the loan agreements immediately upon completion of the spin-off (Note 1). Under one of these loan agreements, Costamare transferred an amount of $2,100 to CBSI’s bank account with the relevant bank to serve as pledged liquidity. During the year ended December 31, 2024, the interest earned on the pledged liquidity amounted to $6 and is separately reflected as Interest income in the accompanying 2024 consolidated statement of operation. The balance due to Costamare as of December 31, 2024 and 2025, amounted to $2,100 and nil, respectively and is included in “Due to related parties” in the accompanying consolidated balance sheets.

4. Inventories:

Inventories in the accompanying consolidated balance sheets relate to bunkers and lubricants on board the vessels.

COSTAMARE BULKERS HOLDINGS LIMITED

Notes to Consolidated Financial Statements

For the period from September 29, 2023 (date of inception) to December 31, 2023 and the years ended December 31, 2024 and 2025

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

 5. Vessels, net:

The amounts in the accompanying consolidated balance sheets are as follows:

	Vessel Cost	Accumulated Depreciation	Net Book Value
Balance, January 1, 2024	$-	$-	$-
Vessels’ acquisitions and other vessels’ costs	-	-	-
Depreciation	-	-	-
Balance, December 31, 2024	$-	$-	$-
Contribution of vessels as part of the Spin-Off (Note 1)	648,251	-	648,251
Vessels’ acquisitions and other vessels’ costs	36,192	-	36,192
Depreciation	-	(28,410)	(28,410)
Vessel sales, transfers and other movements	(91,842)	1,356	(90,486)
Balance, December 31, 2025	$592,601	$(27,054)	$565,547

In late March 2025, Costamare contributed to the Company 38 dry bulk vessels (Note 1). Furthermore, during the year ended December 31, 2025, the Company acquired and accepted delivery of the secondhand dry bulk vessels Imperator (ex. Imperator Australis) and Gorgo (ex. Gorgoypikoos) with an aggregate DWT capacity of 252,885.

During the year ended December 31, 2025, the Company sold the dry bulk vessels Rose, Resource, Pythias, Bernis, Gorgo, Acuity, Verity, Equity and Parity and recognized an aggregate loss of $11,456 which is separately reflected in Loss on sale of vessels, net in the accompanying consolidated statement of operations for the year ended December 31, 2025.

Pursuant to the sale of Acuity, Verity, Equity and Parity, the Company recorded part of the sale on credit, which is receivable in five years. As of December 31, 2025, the Company recognized an amount of $4,500 as seller’s credit, which bears interest, in relation to the four vessels (Acuity, Verity, Equity and Parity), which is included in Accounts receivable, non-current in the accompanying consolidated balance sheet. During the year ended December 31, 2025, the Company recorded accrued interest income of $143, which is included in Interest income in the accompanying consolidated statement of operations.

As of December 31, 2025, 29 of the Company’s vessels, with a total carrying value of $519,159, have been provided as collateral to secure the long-term debt discussed in Note 7. This excludes two unencumbered vessels.

6. Deferred Charges, net:

Deferred charges, net include the unamortized dry-docking and special survey costs. The amounts in the accompanying consolidated balance sheets are as follows:

Balance, January 1, 2024	$-
Additions	-
Amortization	-
Balance, December 31, 2024	$-
Additions	25,764
Amortization	(5,206)
Write-off and other movements	(2,201)
Balance, December 31 2025	$18,357

COSTAMARE BULKERS HOLDINGS LIMITED

Notes to Consolidated Financial Statements

For the period from September 29, 2023 (date of inception) to December 31, 2023 and the years ended December 31, 2024 and 2025

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

During the year ended December 31, 2025, two vessels underwent and completed their dry-docking and special surveys and one vessel was in the process of completing her dry-docking and special survey. The amortization of the dry-docking and special survey costs is separately reflected in the accompanying consolidated statements of operations.

7. Long-Term Debt:

The amounts shown in the accompanying consolidated balance sheets consist of the following:

	Borrower(s)	December 31, 2024	December 31, 2025
	Term Loans:
1	Adstone Marine Corp. et al.	$-	$67,247
2	Silkstone Marine Corp. et al.	-	13,108
3	Andati Marine Corp. et al.	-	42,992
4	Archet Marine Corp. et al.	-	19,195
5	Costamare Bulkers Ships Inc.	-	15,013
	Total long-term debt	$-	$157,555
	Less: Deferred financing costs	-	(1,961)
	Total long-term debt, net	$-	$155,594
	Less: Long-term debt current portion	-	(15,671)
	Add: Deferred financing costs, current portion	-	676
	Total long-term debt, non-current, net	$-	$140,599

1. On December 2, 2024, Adstone Marine Corp., along with several other subsidiaries of the Company, entered into a loan agreement with a bank for an amount of up to $150,147 in order to refinance existing facilities at that time. On December 3, 2024, the amount of $147,709 was drawn down. On April 24, 2025, the amount of $61,668 was prepaid (Note 1). On August 12, 2025, the Company prepaid the amount of $3,405.9 due to the sale of one of the vessels being financed via this term loan (Note 5). As of December 31, 2025, the outstanding balance of $67,247 is repayable in 16 equal quarterly installments of $1,733.9, from March 2026 to December 2029 with an aggregate balloon payment of $39,504.3 that is payable together with the last installment.

2. On December 9, 2024, Silkstone Marine Corp. along with two more subsidiaries of the Company entered into a loan agreement with a bank for an amount of up to $34,911 in order to refinance one term loan and to finance the acquisition of a secondhand dry bulk vessel. On December 10, 2024, the amount of $34,611 was drawn down. On April 24, 2025, the amount of $19,360 was prepaid (Note 1). As of December 31, 2025, the outstanding balance of $13,108 is repayable in 16 equal quarterly installments of $400.3, from March 2026 to December 2029 with an aggregate balloon payment of $6,704 that is payable together with the last installment.

3. On December 12, 2024, Andati Marine Corp along with several other subsidiaries of the Company entered into a loan agreement with a bank for an amount of up to $84,931 in order to refinance three existing facilities at that time. On December 12, 2024, the amount of $84,931 was drawn down in three tranches. On April 24, 2025, the aggregate amount of $20,278 was prepaid (Note 1). On July 24, 2025, the Company prepaid the amount of $4,137.5 due to the sale of one of the vessels being financed via this term loan (Note 5). On September 2 and 12, 2025, the Company prepaid (i) the amount of $1,222.9 due to the sale of one of the vessels being financed via this term loan (Note 5) and (ii) the amount of $10,360.6 due to the sale of two of the vessels being financed via this term loan (Notes 5). As of December 31, 2025, the total outstanding balance of the three Tranches of $42,992 is repayable in 16 equal quarterly installments of $1,100.9, from March 2026 to December 2029 with an aggregate balloon payment of $25,377.2 that is payable together with the last installment.

COSTAMARE BULKERS HOLDINGS LIMITED

Notes to Consolidated Financial Statements

For the period from September 29, 2023 (date of inception) to December 31, 2023 and the years ended December 31, 2024 and 2025

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

4. On December 20, 2024, Archet Marine Corp along with several other subsidiaries of the Company entered into a loan agreement with a bank for an amount of up to $72,000 in order to refinance existing indebtedness at that time and to finance the acquisition of a secondhand dry bulk vessel. On December 20, 2024, the amount of $72,000 was drawn down in two tranches. On April 24, 2025, the aggregate amount of $48,919 was prepaid (Note 1). On June 30, 2025, the Company prepaid the amount of $1,230.7 due to the sale of one of the vessels being financed via this term loan (Note 5). As of December 31, 2025, the outstanding balance of Tranche A of $5,911 is repayable in 16 equal quarterly installments of $133.4 from March 2026 to December 2029 and a balloon payment of $3,777 that is payable together with the last installment. As of December 31, 2025, the outstanding balance of Tranche B of $13,284 is repayable in 20 equal quarterly installments of $262.5 from March 2026 to December 2030 and a balloon payment of $8,034 that is payable together with the last installment.

5. On April 16, 2025, CBSI entered into a loan agreement with a bank for an amount of up to $100,000 to partly finance future dry bulk vessels’ acquisitions. On July 9, 2025, the amount of $15,300 was drawn down in order to finance the acquisition cost of one dry bulk vessel (Note 5). As of December 31, 2025, the outstanding balance of $15,013 is repayable in 23 equal quarterly installments of $286.9 from January 2026 to July 2031 and a balloon payment of $8,415 that is payable together with the last installment.

The term loans discussed above bear interest at Term Secured Overnight Financing Rate (“SOFR”) plus a spread and are secured by, inter alia, (a) first-priority mortgages over the financed vessels, (b) first priority assignments of all insurances and earnings of the mortgaged vessels and (c) corporate guarantees of the Company or CBSI or certain of their subsidiaries, as the case may be. The loan agreements contain usual ship finance covenants, including restrictions as to changes in management and ownership of the vessels, as to additional indebtedness and as to further mortgaging of vessels, as well as minimum requirements regarding hull Value Maintenance Clauses in the range of 115% to 120%, restrictions on dividend payments if an event of default has occurred and is continuing or would occur as a result of the payment of such dividend and may also require the Company to maintain minimum liquidity, minimum net worth and leverage ratios, as defined.

The annual repayments under the Term Loans after December 31, 2025 are in the aggregate as follows:

Year ending December 31	Amount
2026	$15,671
2027	15,671
2028	15,671
2029	91,034
2030	10,232
2031 and thereafter	9,276
Total	$157,555

The interest rate of the Term Loans as of December 31, 2025 was in the range 5.29% – 5.54%. The weighted average interest rate of the Term Loans as of December 31, 2025 was 5.4%.

Total interest expense incurred on long-term debt for the year ended December 31, 2025, amounted to $8,144 (Note 14).

The amounts of financing costs included in the loan balances are as follows:

Balance, January 1, 2024	$-
Additions	-
Amortization and write-off	-
Balance, December 31, 2024	$-
Additions	2,842
Amortization and write-off	(881)
Balance, December 31, 2025	$1,961
Less: Current portion of financing costs	(676)
Financing costs, non-current portion	$1,285

COSTAMARE BULKERS HOLDINGS LIMITED

Notes to Consolidated Financial Statements

For the period from September 29, 2023 (date of inception) to December 31, 2023 and the years ended December 31, 2024 and 2025

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

Financing costs represent legal fees and fees paid to the lenders for the arrangement of the Company’s financing. The amortization and write-off of loan financing costs is included in Interest and finance costs in the accompanying consolidated statements of operations (Note 14).

8. Operating lease Right-of-Use Assets and Liabilities:

The Company, upon the acquisition of CBI on May 6, 2025 (Note 1), recognized existing Right-of-use assets and related lease liabilities at carrying values as at that date. During the period from May 6, 2025 to December 31, 2025, the Company chartered-in 59 third-party vessels on short/medium/long-term time charters. The carrying value of Right-of-use assets recognized in connection with the time charter-in vessel arrangements as of December 31, 2025 amounted to $41,667. The carrying value of the operating lease liabilities recognized in connection with the time charter-in vessel arrangements as of December 31, 2025 amounted to $39,155. To determine the operating lease liability at each lease commencement, the Company used incremental borrowing rates since the rates implicit in each lease were not readily determinable. For the operating charter-in arrangements that commenced during the period from May 6, 2025 to December 31, 2025, the Company used the incremental borrowing rate of 5.19% and the respective weighted average remaining lease term as of December 31, 2025 was 0.83 years. The payments required to be made after December 31, 2025 for the outstanding operating lease liabilities of the time charter-in vessel agreements with an initial term exceeding 12 months, recognized on the balance sheet, are as follows:

12-month period ending December 31,	Amount
2026	$43,735
Total	$43,735
Discount based on incremental borrowing rate	(4,580)
Operating lease liabilities, including current portion	$39,155

9. Unearned Revenue:

Unearned revenue amounting to nil and $11,911, as presented in the accompanying consolidated balance sheet as of December 31, 2024 and 2025, reflects cash received prior to the balance sheet date for which all criteria to recognize as revenue have not been met.

10. Commitments and Contingencies

(a) Time charters: As of December 31, 2025, future minimum contractual time charter revenues assuming 365 revenue days per annum per vessel and the earliest redelivery dates possible, based on vessels’ committed, non-cancellable, time charter contracts, are as follows:

12-month period ending December 31,	Amount
2026	$67,556
2027	8,047
Total	$75,603

The above calculation includes the time charter arrangements of the Company’s vessels in operation as at December 31, 2025, but excludes the time charter arrangements for i) 24 vessels in operation for which their time charter rate is index linked and ii) one vessel in a commercial pool employment arrangement. These arrangements as of December 31, 2025, have remaining terms of up to 18 months.

(b) Charter-in commitments: The Company within its context of operations has entered into charter-in arrangements with unrelated third parties for the vessels that are currently under construction. Such lease payments of approximately $62.0 million are payable in varying amounts, from the second quarter of 2026 until the third quarter of 2033.

COSTAMARE BULKERS HOLDINGS LIMITED

Notes to Consolidated Financial Statements

For the period from September 29, 2023 (date of inception) to December 31, 2023 and the years ended December 31, 2024 and 2025

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

(c) Other: Various claims, suits, and complaints, including those involving government regulations, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents or suppliers relating to the Company’s vessels. Currently, management is not aware of any such claims not covered by insurance or of any contingent liabilities, which should be disclosed, or for which a provision has not been established in the accompanying consolidated financial statements. The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. The Company is covered for liabilities associated with the vessels’ operations up to the customary limits provided by the Protection and Indemnity (“P&I”) Clubs, members of the International Group of P&I Clubs.

11. Stockholders’ Equity

(a)

Common Stock: During the year ended December 31, 2025, the Company issued : (i) 24,012,218 shares that were distributed in connection with the Spin-Off as dividend in kind to the stockholders as of the record date, April 29, 2025, of Costamare on a pro rata basis (Note 1), (ii) 181,528 shares that were provided to the former non-controlling interest owner of CBI and then Chief Commercial Officer of the Company in exchange for his equity interest in CBI (Note 1), which were subsequently repurchased in October 2025 by the Company and (iii) 158,254 shares at par value of $0.0001 that were provided to Costamare Services pursuant to the Services Agreement (Note 3). The fair value of such shares was calculated based on the closing trading price at the date of issuance. There were no share-based payment awards outstanding during the year ended December 31, 2025.

(b)

Preferred Stock: On October 15, 2025, the Company entered into a Stock Subscription Agreement with Konstantinos Konstantakopoulos, pursuant to which Konstantinos Konstantakopoulos purchased 235 shares of Series B Preferred Stock (the “Series B Preferred Stock”), par value $0.0001 per share, for an aggregate purchase price of $0.2. The Series B Preferred Stock do not have any dividend or distribution rights. Each Series B Preferred Stock entitles its holder to 50,000 votes on all matters submitted to a vote of the shareholders. All shares of Series B Preferred Stock are subject to redemption by the Company at its sole discretion at any time for a redemption price equal to $1 per share.

12. Earnings/(losses) per share

All common shares issued are Costamare Bulkers common stock and have equal rights to vote and participate in dividends.

	For the period from September 29 to December 31, 2023	Year ended December 31, 2024	Year ended December 31, 2025
Net income / (loss)	$-	$6	$(37,352)
Weighted average number of common shares, basic and diluted	-	4,754	16,374,555
Earnings / (Losses) per common share, basic and diluted	$-	$1.28	$(2.28)

COSTAMARE BULKERS HOLDINGS LIMITED

Notes to Consolidated Financial Statements

For the period from September 29, 2023 (date of inception) to December 31, 2023 and the years ended December 31, 2024 and 2025

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

13. Total Voyage Revenues:

The following table shows the total voyage revenues earned from time charters and voyage charters during the year ended December 31, 2025:

For the year ended December 31, 2025
Time charters	$173,433
Time charters – related parties (Note 3)	5,118
Voyage charters and Contracts of Affreightment	264,024
Voyage charters and Contracts of Affreightment – related parties (Note 3)	154,648
Total	$597,223

During the period from September 29 to December 31, 2023 and the year ended December 31, 2024, no revenues were generated.

14. Interest and Finance Costs:

The Interest and finance costs in the accompanying consolidated statements of operations are as follows:

For the year ended December 31, 2025
Interest expense	$8,144
Amortization and write-off of financing costs	881
Bank charges and other financing costs	671
Total	$9,696

During the period from September 29 to December 31, 2023 and the year ended December 31, 2024, interest and finance costs were nil.

15. Taxes:

Under the laws of the countries of incorporation of the vessel-owning companies and/or of the countries of registration of the vessels, the companies are not subject to tax on international shipping income; however, they are subject to registration and tonnage taxes, which are included in Vessel operating expenses in the accompanying consolidated statements of operations. The Company believes that CBI, which is engaged in the dry bulk operating platform business is not subject to tax on its income in its country of incorporation.

The subsidiaries of the Company with vessels that have called on the United States during the relevant year of operation are obliged to file tax returns with the Internal Revenue Service. The applicable tax is 50% of 4% of U.S.-related gross transportation income unless an exemption applies. Management believes that, based on current legislation, the relevant companies are entitled to an exemption under Section 883 of the Internal Revenue Code of 1986, as amended. Subsidiaries of the Company may also be subject to tax in certain jurisdictions with respect to the relevant shipping income from vessels that trade to such jurisdictions unless an exception applies under the relevant Double Taxation Agreement.

16. Derivatives:

(a) Bunker swap agreements: As of December 31, 2025, the Company had a series of bunker swap agreements, none of which qualify for hedge accounting. Following ASC 815 provisions and on the basis that enforceable master netting arrangement exists, the Company adopted net presentation for the assets and liabilities of these instruments. The fair value of these derivatives outstanding as of December 31, 2025 amounted to a liability of $800.

(b) EUA futures: As of December 31, 2025, the Company had a series of EUA futures, none of which qualify for hedge accounting. Following ASC 815 provisions and on the basis that enforceable master netting arrangement exists, the Company adopted net presentation for the assets and liabilities of these instruments. The fair value of these derivatives outstanding as of December 31, 2025 amounted to an asset of $291.

COSTAMARE BULKERS HOLDINGS LIMITED

Notes to Consolidated Financial Statements

For the period from September 29, 2023 (date of inception) to December 31, 2023 and the years ended December 31, 2024 and 2025

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

(c) Forward Freight Agreements (“FFAs”): As of December 31, 2025, the Company had a series of FFAs, none of which qualify for hedge accounting. The fair value of these derivatives outstanding as of December 31, 2025 amounted to a net liability of $316. Following ASC 815 provisions and on the basis that an enforceable master netting arrangement exists, the Company adopted net presentation for the assets and liabilities of these instruments. During the year ended December 31, 2025, the Company, following the effective transfer of the majority of CBI’s derivative positions to Cargill (Note 1), recognized a gain of $7,686 which is included in “Gain on derivative instruments, net” in the accompanying consolidated statement of operations for the year ended December 31, 2025. As of December 31, 2025, the Company has deposited cash collateral related to its FFA derivative instruments, bunker swaps and EUAs of $10,825 (out of which $8,654 were available to be drawn by the Company), which is recorded within Margin deposits in the accompanying 2025 consolidated balance sheet. The amount of collateral to be posted is defined in the terms of the respective agreement executed with counterparties and is required when the agreed upon threshold limits are exceeded.

(d) Foreign Currency options: As of December 31, 2025, the Company entered into 12 Euro/U.S. dollar currency options totaling $14,100 at an average call rate of Euro/U.S. dollar 1.1750, expiring in monthly intervals up to December 2026. The fair value of these foreign currency options outstanding as of December 31, 2025 amounted to an asset of $268.

The following tables present, as of December 31, 2025, gross and net derivative assets and liabilities by contract type:

December 31, 2025
	Derivatives	Derivatives
	Assets-Current	Assets-Non-Current
FFAs*	$6,037	$-
Bunker swaps*	242	-
EUA Futures*	291	-
Foreign currency options	268	-
Total gross derivative contracts	$6,838	$-

Amounts offset
Counterparty netting*	(6,570)	-
Total derivative assets, December 31, 2025	$268	$-
	Derivatives	Derivatives
	Liabilities-Current	Liabilities-Non-Current
FFAs*	$(6,353)	$-
Bunker swaps	(18)	-
Bunker swaps*	(1,024)	-
Total gross derivative contracts	$(7,395)	$-

Amounts offset
Counterparty netting*	6,570	-
Total derivative liabilities, December 31, 2025	$(825)	$-

* The Company has adopted net presentation for assets and liabilities related to FFA derivative instruments, EUA futures and bunker swaps.

COSTAMARE BULKERS HOLDINGS LIMITED

Notes to Consolidated Financial Statements

For the period from September 29, 2023 (date of inception) to December 31, 2023 and the years ended December 31, 2024 and 2025

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

		Derivatives Not Designated as Hedging Instruments under ASC 815
	Location of Gain Recognized in Gain on derivative instruments, net	Amount of Gain Recognized in Gain on derivative instruments, net
		For the period from September 29 to December 31, 2023	Year ended December 31, 2024	Year ended December 31, 2025
Bunker swap agreements	Gain on derivative instruments, net	$-	$-	$(41)
EUA Futures	Gain on derivative instruments, net	-	-	229
Forward Freight Agreements	Gain on derivative instruments, net	-	-	12,475
Foreign currency options	Gain on derivative instruments, net	-	-	268
Total		$-	$-	$12,931

17. Other, net

“Other, net” includes losses of $13,750 related to the operating platform realignment described in Note 1.

18. Financial Instruments:

(a) Interest rate risk: The Company’s interest rates and loan repayment terms are described in Note 7.

(b) Concentration of credit risk: Financial instruments which potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents, margin deposits, accounts receivable, net (included in current and non-current assets), derivative contracts (foreign currency options, FFAs, bunkers swap agreements and EUA futures), seller’s credit in relation to the sale of four vessels (Note 5) and due from related parties. The Company places its cash and cash equivalents, consisting mostly of deposits, with established financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions. The Company is exposed to credit risk in the event of non-performance by the counterparties to its derivative instruments; however, the Company seeks to limit its exposure by diversifying among counterparties with high credit ratings and/or clearing certain of its derivative contracts via established clearing houses. The Company also limits its accounts receivable credit risk by performing ongoing credit evaluations of its customers’ financial condition. The Company receives charter hires in advance and thus, generally, does not require collateral for its accounts receivable. Furthermore, and with respect to the seller’s credit provided, the Company has entered into an intercreditor agreement with the new financiers of the four vessels upon their sale, to protect its rights (Note 3(d)).

(c) Fair value: The carrying amounts reflected in the accompanying consolidated balance sheet of cash and cash equivalents, restricted cash, accounts receivable, net, margin deposits, accounts payable and due from/ to related parties, approximate their respective fair values due to the short maturity. The fair value of long-term bank loans with variable interest rates approximates the recorded values, generally due to their variable interest rates. The fair value of the FFAs, the bunker swap agreements, EUA futures and foreign currency options discussed in Note 16 are determined through Level 2 of the fair value hierarchy as defined in FASB guidance for Fair Value Measurements and are derived principally from publicly available market data.

The fair value of the forward freight agreements, the EUA futures, bunker swap agreements and foreign currency options discussed in Note 16 determined through Level 2 of the fair value hierarchy as of December 31, 2025, amounted to a net liability of $557.

COSTAMARE BULKERS HOLDINGS LIMITED

Notes to Consolidated Financial Statements

For the period from September 29, 2023 (date of inception) to December 31, 2023 and the years ended December 31, 2024 and 2025

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

The following tables summarize the hierarchy for determining and disclosing the fair value of assets and liabilities by valuation technique on a recurring basis as of the valuation date:

	December 31, 2025	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
Recurring measurements:
Forward Freight Agreements - liability position	$(316)	$-	$(316)	$-
EUA futures - asset position	291	-	291	-
Foreign currency options - asset position	268	-	268	-
Bunker swap agreements - liability position	(800)	-	(800)	-
Total	$(557)	$-	$(557)	$-

Assets measured at fair value on a non-recurring basis:

In the course of Held for sale classification of the vessels Pythias and Bernis that took place in June 2025, the Company performed fair value measurements of these vessels amounting to $19,453, in the aggregate, determined using Level 2 inputs within the fair value hierarchy. In addition, in the course of Held for sale classification of the vessel Parity that took place in September 2025, the Company performed fair value measurements of the vessel amounting to $11,250, determined using Level 2 inputs within the fair value hierarchy.

19. Subsequent events

(a)

Vessel sales: (i) On January 26, 2026, the Company agreed to sell the 2008-built, 56,557 DWT capacity dry-bulk vessel Clara. On February 6, 2026, pursuant to the sale of the vessel Clara, the Company prepaid the amount of $3,458 related to the term loan discussed in Note 7.1. The vessel was delivered to her new owners on February 12, 2026. (ii) On January 15, 2026, the Company agreed to sell the 2011-built, 180,643 DWT capacity dry-bulk vessel Miracle and on March 4, 2026 prepaid the amount of $7,273 related to the term loan discussed in Note 7.1. The vessel was delivered to her new owners on March 30, 2026.

(b)

Vessel acquisition: On February 4, 2026, the Company signed an agreement for the acquisition of the 2018-built, 60,297 DWT capacity secondhand dry bulk vessel, Koushun, which is expected to be delivered within the first or the second quarter of 2026.

(c)	Middle East conflict: On February 28, 2026, U.S.-Israeli strikes on Iran and Iran’s subsequent regional retaliation sharply destabilized the Middle East, creating the potential for significant disruptions across the shipping industry. The potential implications of these subsequent events on future periods cannot be reliably estimated based on currently available information.

COSTAMARE BULKERS HOLDINGS LIMITED PREDECESSOR

INDEX TO COMBINED CARVE-OUT FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm (PCAOB Firm ID #1457)	F-29
Combined Carve-Out Balance Sheet as of December 31, 2024	F-30
Combined Carve-Out Statements of Operations for the years ended December 31, 2023 and 2024 and the period from January 1, 2025 to May 6, 2025	F-31
Combined Carve-Out Statements of Comprehensive Loss for the years ended December 31, 2023 and 2024 and the period from January 1, 2025 to May 6, 2025	F-32
Combined Carve-Out Statements of Shareholders’ Equity for the years ended December 31, 2023 and 2024 and the period from January 1, 2025 to May 6, 2025	F-33
Combined Carve-Out Statements of Cash Flows for the years ended December 31, 2023 and 2024 and the period from January 1, 2025 to May 6, 2025	F-34
Notes to Combined Carve-Out Financial Statements	F-35

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Costamare Bulkers Holdings Limited

Opinion on the Financial Statements

We have audited the accompanying combined carve-out balance sheet of Costamare Bulkers Holdings Limited Predecessor (the Company) as of December 31, 2024, and the related combined carve-out statements of operations, comprehensive loss, shareholders’ equity and cash flows for the period from January 1, 2025 to May 6, 2025 and for the years ended December 31, 2024 and 2023, and the related notes (collectively referred to as the “combined carve-out financial statements’’). In our opinion, the combined carve-out financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2024, and the results of its operations and its cash flows for the period from January 1, 2025 to May 6, 2025 and for the years ended December 31, 2024 and 2023 in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young (Hellas) Certified Auditors Accountants S.A.

We have served as the Company’s auditor since 2024.

Athens, Greece

March 30, 2026

COSTAMARE BULKERS HOLDINGS LIMITED PREDECESSOR
Combined Carve-Out Balance Sheet
As of December 31, 2024
(Expressed in thousands of U.S. dollars)

December 31, 2024
ASSETS
CURRENT ASSETS:
Cash and cash equivalents (Note 2(e))	$49,858
Restricted cash (Note 2(e))	941
Margin deposits (Note 13(c))	45,221
Accounts receivable, net (Note 3)	39,648
Inventories (Note 4)	44,500
Due from related parties (Note 3)	7,014
Fair value of derivatives (Notes 13 and 14)	197
Insurance claims receivable	2,842
Prepayments and other assets	49,796
Total current assets	240,017
FIXED ASSETS, NET:
Vessels and advances, net (Note 5)	671,844
Total fixed assets, net	671,844
OTHER NON-CURRENT ASSETS:
Accounts receivable, net, non-current (Note 3)	1,610
Deferred charges, net (Note 6)	19,119
Due from related parties, non-current (Note 3)	1,050
Fair value of derivatives, non-current (Notes 13 and 14)	147
Restricted cash, non-current (Note 2(e))	9,236
Operating leases, right-of-use assets	297,975
Total assets	$1,240,998
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt, net of deferred financing costs (Note 7)	$30,505
Related party loans (Note 3)	85,000
Accounts payable	41,477
Due to related parties (Note 3)	5,319
Operating lease liabilities, current portion	205,172
Accrued liabilities	11,906
Unearned revenue	22,911
Fair value of derivatives (Notes 13 and 14)	14,465
Other current liabilities	3,902
Total current liabilities	420,657
NON-CURRENT LIABILITIES:
Long-term debt, net of current portion and deferred financing costs (Note 7)	305,724
Operating lease liabilities, non-current portion	87,424
Fair value of derivatives, non-current portion (Notes 13 and 14)	5,174
Total non-current liabilities	398,322
COMMITMENTS AND CONTINGENCIES	-
SHAREHOLDERS’ EQUITY:
Common shares (Note 9)	250
Additional paid-in capital (Note 9)	207,284
Net Parent Investment (Note 9)	312,546
Accumulated deficit	(98,061)
Total shareholders’ equity	422,019
Total liabilities and shareholders’ equity	$1,240,998

The accompanying notes are an integral part of these predecessor combined carve-out financial statements.

COSTAMARE BULKERS HOLDINGS LIMITED PREDECESSOR
Combined Carve-Out Statements of Operations
For the years ended December 31, 2023 and 2024 and the period from January 1, 2025 to May 6, 2025
(Expressed in thousands of U.S. dollars, except share and per share data)

	For the year ended December 31, 2023	For the year ended December 31, 2024	For the period from January 1, 2025 to May 6, 2025
REVENUES:
Voyage revenue (Note 10)	$663,115	$985,314	$239,719
Voyage revenue – related parties (Notes 3 and 10)	-	210,087	87,683
Total voyage revenue	663,115	1,195,401	327,402

EXPENSES:
Voyage expenses	(266,169)	(342,484)	(107,383)
Charter-in hire expenses (Note 8)	(340,926)	(706,569)	(166,506)
Voyage expenses - related parties (Note 3)	(2,112)	(9,403)	(3,765)
Vessels’ operating expenses	(97,219)	(82,288)	(27,165)
General and administrative expenses	(9,655)	(13,858)	(10,832)
General and administrative expenses - related parties (Note 3)	(3,347)	(3,940)	(528)
Management and agency fees - related parties (Note 3)	(28,774)	(30,640)	(10,760)
Amortization of dry-docking and special survey costs (Note 6)	(4,438)	(6,282)	(2,337)
Depreciation (Note 5)	(39,621)	(37,385)	(14,044)
Gain / (loss) on sale of vessels, net (Note 5)	(5,324)	3,788	(4,669)
Loss on vessels held for sale (Note 5)	(2,305)	-	(1,579)
Vessels’ impairment loss (Notes 5 and 14)	(434)	-	(179)
Foreign exchange gains	429	11	219
Operating loss	(136,780)	(33,649)	(22,126)
OTHER INCOME / (EXPENSES):
Interest income	2,365	1,479	236
Interest and finance costs, net (Note 11)	(24,806)	(23,503)	(7,313)
Interest expense - related parties (Note 3)	-	(1,044)	(815)
Other, net	5,109	1,477	(47)
Gain / (loss) on derivative instruments, net (Note 13)	6,415	(43,015)	(710)
Total other expenses, net	(10,917)	(64,606)	(8,649)
Net loss	$(147,697)	$(98,255)	$(30,775)

The accompanying notes are an integral part of these predecessor combined carve-out financial statements.

COSTAMARE BULKERS HOLDINGS LIMITED PREDECESSOR
Combined Carve-Out Statements of Comprehensive Loss
For the years ended December 31, 2023 and 2024 and the period from January 1, 2025 to May 6, 2025
(Expressed in thousands of U.S. dollars, except share and per share data)

	For the year ended December 31, 2023	For the year ended December 31, 2024	For the period from January 1, 2025 to May 6, 2025
Net loss for the period	$(147,697)	$(98,255)	$(30,775)
Other comprehensive loss:
Unrealized loss on cash flow hedges, net (Notes 13 and 15)	(6,748)	(2,879)	-
Reclassification of amount excluded from the interest rate caps assessment of effectiveness based on an amortization approach to Interest and finance costs (Notes 11, 13 and 15)	1,661	1,975	-
Other comprehensive loss for the period	$(5,087)	$(904)	$-
Total comprehensive loss for the period	$(152,784)	$(99,159)	$(30,775)

The accompanying notes are an integral part of these predecessor combined carve-out financial statements.

COSTAMARE BULKERS HOLDINGS LIMITED PREDECESSOR
Combined Carve-Out Statements of Shareholders’ Equity
For the years ended December 31, 2023 and 2024 and the period from January 1, 2025 to May 6, 2025
(Expressed in thousands of U.S. dollars, except share and per share data)

	Common Shares	Additional Paid-in Capital	Net Parent Investment	Retained Earnings/ (Accumulated deficit)	Accumulated Other Comprehensive Income/ (Loss)	Total
Balance, January 1, 2023	$142	$103,642	$188,345	$147,891	$5,991	$446,011
-Net loss	-	-	-	(147,697)	-	(147,697)
-Other comprehensive loss	-	-	-	-	(5,087)	(5,087)
Share capital increase	108	103,642	-	-	-	103,750
-Parent distributions, net (Note 9)	-	-	77,709	-	-	77,709
Balance, December 31, 2023	$250	$207,284	$266,054	$194	$904	$474,686
-Net loss	-	-	-	(98,255)	-	(98,255)
-Other comprehensive loss	-	-	-	-	(904)	(904)
-Parent distributions, net (Note 9)	-	-	46,492	-	-	46,492
Balance, December 31, 2024	$250	$207,284	$312,546	$(98,061)	$-	$422,019
-Net loss	-	-	-	(30,775)	-	(30,775)
-Parent contributions, net (Note 9)	-	-	208,074	-	-	208,074
Balance, May 6, 2025	$250	$207,284	$520,620	$(128,836)	$-	$599,318

The accompanying notes are an integral part of these predecessor combined carve-out financial statements.

COSTAMARE BULKERS HOLDINGS LIMITED PREDECESSOR
Combined Carve-Out Statements of Cash Flows
For the years ended December 31, 2023 and 2024 and the period from January 1, 2025 to May 6, 2025
(Expressed in thousands of U.S. dollars)

	For the year ended December 31, 2023	For the year ended December 31, 2024	For the period from January 1, 2025 to May 6, 2025
Cash Flows From Operating Activities:
Net loss:	$(147,697)	$(98,255)	$(30,775)
Adjustments to reconcile net loss to net cash provided by/(used in) operating activities:
Depreciation	39,621	37,385	14,044
Amortization and write-off of financing costs	972	1,369	401
Amortization of deferred dry-docking and special survey costs	4,438	6,282	2,337
Amortization of assumed time charter	-	(155)	-
Amortization of hedge effectiveness excluded component from cash flow hedges	1,661	1,975	-
Equity based payments from Parent	2,299	2,991	528
Gain on derivative instruments, net	(5,130)	32,107	(13,473)
(Gain)/ loss on sale of vessels, net	5,324	(3,788)	4,669
Loss on vessels held for sale	2,305	-	1,579
Vessels’ impairment loss	434	-	179
Changes in operating assets and liabilities:
Accounts receivable and margin deposits	(33,641)	(28,027)	20,789
Due from related parties	(1,390)	(6,417)	(4,093)
Inventories	(37,622)	3,144	6,123
Insurance claims receivable	(2,810)	(1,725)	(619)
Prepayments and other	(60,544)	8,408	13,085
Accounts payable	31,221	6,292	(14,232)
Due to related parties	(2,714)	1,306	11,088
Accrued liabilities	(7,324)	(5,194)	1,611
Unearned revenue	22,580	(3,560)	(8,811)
Other liabilities	2,167	48	5,287
Dry-dockings	(12,123)	(8,357)	(5,781)
Accrued charter revenue	1,181	(1,361)	2
Net Cash provided by / (used in) Operating Activities	(196,792)	(55,532)	3,938
Cash Flows From Investing Activities:
Proceeds from the settlement of insurance claims	2,080	2,186	170
Vessel acquisition and advances/Additions to vessel cost	(75,934)	(172,862)	(955)
Proceeds from the sale of vessels, net	64,163	123,920	10,780
Net Cash provided by / (used in) Investing Activities	(9,691)	(46,756)	9,995
Cash Flows From Financing Activities:
Proceeds from long-term debt	105,229	393,011	-
Proceeds from related party loans	-	85,000	7,500
Repayment of long-term debt	(144,670)	(402,513)	(164,720)
Payment of financing costs	(6,469)	(2,075)	-
Share capital increase	103,750	-	-
Net parent investment	75,410	43,501	115,046
Net Cash provided by/ (used in) Financing Activities	133,250	116,924	(42,174)
Net increase/ (decrease) in cash, cash equivalents and restricted cash	(73,233)	14,636	(28,241)
Cash, cash equivalents and restricted cash at beginning of the period	118,632	45,399	60,035
Cash, cash equivalents and restricted cash at end of the period	$45,399	$60,035	$31,794
Supplemental Cash Information:
Cash paid during the period for interest	$21,402	$25,567	$7,294
Non-Cash Investing and Financing Activities:
Right-of-use assets obtained in exchange for operating lease obligations	$440,202	$281,629	$63,147

The accompanying notes are an integral part of these predecessor combined carve-out financial statements.

COSTAMARE BULKERS HOLDINGS LIMITED PREDECESSOR
Notes to Combined Carve-out Financial Statements
For the years ended December 31, 2023 and 2024 and the period from January 1, 2025 to May 6, 2025
(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

1. Basis of Presentation and General Information:

The predecessor combined carve-out financial statements include the dry bulk business of Costamare Inc. (“Costamare”), a publicly listed company on the New York Stock Exchange, prior to the spin-off of such business into a standalone public company, Costamare Bulkers Holdings Limited (“Costamare Bulkers”), a company organized under the laws of the Republic of the Marshall Islands, on May 6, 2025 by way of a pro rata distribution of Costamare Bulkers shares to Costamare shareholders (“Spin-Off”). The dry bulk business consists of: (i) 67 wholly-owned subsidiaries of Costamare, operating or having operated or been formed with the intention to operate in the dry bulk sector with owned vessels since June 2021 along with Costamare Bulkers Ships Inc. (“CBSI”), a wholly-owned indirect subsidiary of Costamare, organized under the laws of the Republic of the Marshall Islands in July 2024 (the “Owned Dry Bulk Fleet Business”) and (ii) Costamare Bulkers Inc. (“CBI”), a majority-owned subsidiary of Costamare organized in the Republic of the Marshall Islands in June 2021 operating as a dry bulk operating platform. Entities under the Owned Dry Bulk Fleet Business and CBI are hereinafter referred to as the “Company” in these predecessor combined carve-out financial statements, as illustrated in Table 1 below.

As of December 31, 2024, the Owned Dry Bulk Fleet Business had a fleet of 38 dry bulk vessels with a total carrying capacity of approximately 3,016,855 DWT. The entities under the Owned Dry Bulk Fleet Business provide worldwide marine transportation services by chartering their dry bulk vessels to a diverse group of charterers.

During the fourth quarter of 2022, Costamare established a dry bulk operating platform under CBI. CBI charters-in and charters-out dry bulk vessels, enters into contracts of affreightment and forward freight agreements (“FFAs”) and also utilizes hedging solutions. As of December 31, 2024, CBI charters-in 50 third-party dry bulk vessels on period time charters (including one dry bulk vessel on a time charter trip).

On July 11, 2024 Costamare subscribed for and was issued 10,000 shares of the capital stock of Costamare Bulkers, at a price of $0.0001 per share, making Costamare the sole shareholder of Costamare Bulkers. On May 6, 2025, the Spin-Off was completed, and Costamare Bulkers was separated from Costamare and its shares were distributed pro rata, one common share of Costamare Bulkers for every five Costamare common shares held by the shareholders of record of Costamare on April 29, 2025. On the same day, Costamare Bulkers acquired the shares of CBI from Costamare and a minority shareholder of Costamare. Following the completion of the Spin-off, Costamare Bulkers became a publicly listed company, and its shares began “regular way” trading separately from Costamare shares on the New York Stock Exchange on May 7, 2025. The purpose of these financial statements is to present the results of operations of the Company through May 6, 2025, the date on which the Spin-Off was completed following which the Company commenced operations as part of the publicly listed company, Costamare Bulkers.

The management of the Company believes the assumptions underlying the predecessor combined carve-out financial statements, including the assumptions regarding the allocation of general corporate expenses from Costamare, are reasonable. Nevertheless, the Company’s predecessor combined carve-out financial statements may not include all of the actual expenses that would have been incurred had the Company operated as a standalone company during the periods presented and may not reflect the Company’s predecessor combined carve-out results of operations, financial position and cash flows had the Company operated as a standalone company during the periods presented. Actual costs that would have been incurred if the Company had operated as a standalone company would depend on multiple factors, including organizational structure and strategic decisions made in various areas, including information technology and infrastructure.

The predecessor combined carve-out financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) on a “carve-out” basis from the accounting records of Costamare using the historical carrying costs of the entities included in these predecessor carve-out financial statements for the periods presented, including allocation of expenses from Costamare. The management of the Company believes the allocations have been determined on a basis that is a reasonable reflection of the utilization of services provided to, or the benefit received by, the Company during the period presented. The actual basis of allocation is described below.

These predecessor combined carve-out financial statements include the assets, liabilities, revenues, expenses and cash flows directly attributable to the Company, plus the following item which has been allocated as set forth below:

COSTAMARE BULKERS HOLDINGS LIMITED PREDECESSOR
Notes to Combined Carve-out Financial Statements
For the years ended December 31, 2023 and 2024 and the period from January 1, 2025 to May 6, 2025
(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

General and Administrative Expenses: General and administrative expenses, consisting mainly of legal fees, audit fees and other various General and administrative expenses, were allocated to the Owned Dry Bulk Fleet Business based on the vessels’ owning days of the owning entities and to CBI based on the charter-in days of the chartered-in third-party vessels. Management believes that these allocations reasonably present the financial position, results of operations and cash flows of the Company. For the years ended December 31, 2023 and 2024 and the period from January 1, 2025 to May 6, 2025, total expenses allocated by Costamare amounted to $3,709, $6,444 and $1,871, respectively.

All transactions and balances between the Company and Costamare, which were not historically settled in cash, were considered to be effectively settled in cash in the predecessor combined carve-out financial statements at the time the transaction was recorded. The total net effect of the settlement of these transactions between the Company and Costamare was reflected in the predecessor combined carve-out statement of financial position and the predecessor combined carve-out statement of changes in equity as “Net parent investment”, which includes the expenses incurred by Costamare on behalf of the Company.

The Company, as represented by the entities in the predecessor combined carve-out financial statements, operated as distinct business units. Each unit had its own profit and loss responsibility, with its respective Board of Directors acting in the capacity of the Chief Operating Decision Maker.

The Company does not use discrete financial information to evaluate operating results for each type of charter or vessel type, including both owned and chartered-in vessels. As a result, management reviews the operating results of the entire fleet as a whole. Therefore, it has been determined that the Company operates under a single reportable segment.

For the predecessor combined carve-out financial statements for the period from January 1, 2025 to May 6, 2025, the Company has evaluated the effects of subsequent events through March 30, 2026, the date these predecessor combined carve-out financial statements were available to be issued. Please refer to Note 16 for additional information.

The predecessor combined carve-out financial statements for the period from January 1, 2025 to May 6, 2025 include the entities listed in Table 1 below:

Table 1

AA	Company name	Vessel name	Entity’s establishment/ acquisition date	Vessel’s delivery date
1	COSTAMARE BULKERS INC.	N/A	June 9, 2021	-
2	COSTAMARE BULKERS SHIPS INC.	N/A	July 11, 2024	-
3	ADSTONE MARINE CORP.	NORMA	January 4, 2022	March 30 ,2022
4	AMOROTO MARINE CORP. (1)	-	June 28, 2021	August 20, 2021
5	ANDATI MARINE CORP. (2)	VERITY	June 15, 2021	July 15, 2021
6	ARCHET MARINE CORP.	LIBRA	June 15, 2021	January 20, 2022
7	ASTIER MARINE CORP. (2)	PARITY	June 15, 2021	September 1, 2021
8	AUBER MARINE CORP. (1)	-	June 14, 2021	July 19, 2021
9	BABRON MARINE CORP. (1)	-	June 14, 2021	July 14, 2021
10	BAGARY MARINE CORP.	SERENA	June 15, 2021	August 19, 2021
11	BARBAN MARINE CORP.	ALWINE	June 15, 2021	November 18, 2024
12	BARLESTONE MARINE CORP. (4)	-	January 4, 2022	-
13	BARRAL MARINE CORP.	DAWN	June 15, 2021	July 19, 2021
14	BELLET MARINE CORP. (2)	PYTHIAS	June 15, 2021	December 29, 2021
15	BERMEO MARINE CORP. (1)	-	June 28, 2021	August 20, 2021
16	BERMONDI MARINE CORP.	BERMONDI	June 15, 2021	October 27, 2021
17	BERNIS MARINE CORP. (2)	BERNIS	June 15, 2021	July 14, 2021

COSTAMARE BULKERS HOLDINGS LIMITED PREDECESSOR
Notes to Combined Carve-out Financial Statements
For the years ended December 31, 2023 and 2024 and the period from January 1, 2025 to May 6, 2025
(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)
18	BILSTONE MARINE CORP. (2)	MIRACLE	January 4, 2022	February 7, 2024
19	BLONDEL MARINE CORP.	SEABIRD	June 14, 2021	July 27, 2021
20	BRIANDE MARINE CORP. (1)	-	June 15, 2021	September 9, 2021
21	CAMARAT MARINE CORP. (1)	-	June 15, 2021	November 22, 2021
22	CAMINO MARINE CORP. (4)	-	June 28, 2021	-
23	CANADEL MARINE CORP. (1)	-	June 15, 2021	August 27, 2021
24	CARNOT MARINE CORP.	AUGUST	June 15, 2021	December 18, 2024
25	CARRADE MARINE CORP. (1)	-	June 15, 2021	September 16, 2021
26	CAVALAIRE MARINE CORP. (1)	-	June 15, 2021	July 29, 2021
27	COGOLIN MARINE CORP.	URUGUAY	June 18, 2021	September 3, 2021
28	COURTIN MARINE CORP.	CURACAO	June 18, 2021	October 21, 2021
29	CROMFORD MARINE CORP.	FRONTIER	January 4, 2022	July 9, 2024
30	CRON MARINE CORP. (1)	-	June 18, 2021	January 13, 2022
31	DATTIER MARINE CORP.	-	June 18, 2021	September 22, 2021
32	DRAMONT MARINE CORP. (2)	EQUITY	June 18, 2021	October 7, 2021
33	FABRON MARINE CORP.	ERACLE	June 14, 2021	July 6, 2021
34	FEATHERSTONE MARINE CORP. (4)	-	January 4, 2022	-
35	FERRAGE MARINE CORP.	ATHENA	June 14, 2021	September 27, 2021
36	FONTAINE MARINE CORP. (2)	ACUITY	June 14, 2021	July 19, 2021
37	FRUIZ MARINE CORP.	ORION	June 28, 2021	November 22, 2021
38	GAJANO MARINE CORP. (4)	-	June 28, 2021	-
39	GAMBETTA MARINE CORP. (1)	-	June 14, 2021	July 16, 2021
40	GASSIN MARINE CORP. (1)	-	June 18, 2021	October 25, 2021
41	GATIKA MARINE CORP.	MERCHIA	June 28, 2021	December 17, 2021
42	GRENETA MARINE CORP.	GRENETA	June 14, 2021	December 13, 2021
43	GUERNIKA MARINE CORP.	DAMON	June 28, 2021	December 21, 2021
44	HANSLOPE MARINE CORP. (4)	-	January 4, 2022	-
45	KINSLEY MARINE CORP.	DORADO	January 4, 2022	August 21, 2023
46	LAREDO MARINE CORP. (4)	-	June 28, 2021	-
47	LAUDIO MARINE CORP.	HYDRUS	June 28, 2021	December 23, 2021
48	LENVAL MARINE CORP. (1)	-	June 14, 2021	June 30, 2021
49	MARALDI MARINE CORP.	AEOLIAN	June 14, 2021	August 4, 2021
50	MENDATA MARINE CORP. (4)	-	June 28, 2021	-
51	MERLE MARINE CORP. (2)	CLARA	June 15, 2021	August 18, 2021
52	MORGIA MARINE CORP. (4)	-	June 28, 2021	-
53	NAILSTONE MARINE CORP. (4)	-	January 4, 2022	-
54	OLDSTONE MARINE CORP.	ENNA	January 4, 2022	August 3, 2023
55	ONTON MARINE CORP. (1)	-	June 28, 2021	October 15, 2021
56	POMAR MARINE CORP.	PHOENIX	June 28, 2021	December 31, 2021
57	RAVENSTONE MARINE CORP.	MAGNES	January 4, 2022	November 12, 2024
58	RIVOLI MARINE CORP. (1)	-	June 14, 2021	July 16, 2021
59	ROCESTER MARINE CORP. (4)	-	January 4, 2022	-
60	SAUVAN MARINE CORP.	SAUVAN	June 14, 2021	July 14, 2021
61	SHAEKERSTONE MARINE CORP.	ARYA	January 4, 2022	September 29, 2023

COSTAMARE BULKERS HOLDINGS LIMITED PREDECESSOR
Notes to Combined Carve-out Financial Statements
For the years ended December 31, 2023 and 2024 and the period from January 1, 2025 to May 6, 2025
(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)
62	SILKSTONE MARINE CORP.	PROSPER	January 4, 2022	June 10, 2024
63	SMOLLET MARINE CORP. (1)	-	June 14, 2021	June 14, 2021
64	SNARESTONE MARINE CORP. (4)	-	January 4, 2022	-
65	SOLIDATE MARINE CORP. (3)	RESOURCE	June 28, 2021	September 8, 2021
66	SWEPTSTONE MARINE CORP. (4)	-	January 4, 2022	-
67	TERRON MARINE CORP.	FARMER	June 14, 2021	September 27, 2021
68	VAILLANT MARINE CORP. (1)	-	June 14, 2021	August 17, 2021
69	VALROSE MARINE CORP.	BUILDER	June 14, 2021	June 14, 2021

(1) Companies that sold their vessels in the years ended December 31, 2023 and 2024 and the period from January 1, 2025 to May 6, 2025.
(2) Companies that agreed to sell a vessel on or after May 6, 2025.
(3) Companies that agreed to sell a vessel during the period January 1, 2025 to May 6, 2025.
(4) Companies to be used for future vessels’ acquisitions.

2. Significant Accounting Policies and Recent Accounting Pronouncements:

(a) Principles of Combination: The predecessor combined carve-out financial statements, as described above, are prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) and include the accounts and operating results of the above-mentioned subsidiaries of Costamare. All significant inter-company balances and transactions have been eliminated in the predecessor combined carve-out financial statements. The predecessor combined carve-out financial statements have been prepared on a “carve-out” basis from the accounting records of Costamare using historical results of operations, assets and liabilities attributable to the Company, including allocation of expenses from Costamare.

(b) Use of Estimates: The preparation of predecessor combined carve-out financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the predecessor combined carve-out financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(c) Comprehensive Income / (Loss): In the statement of comprehensive loss, the Company presents the change in equity (net assets) during a period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except those resulting from investments by shareholders and distributions to shareholders. The Company follows the provisions of ASC 220 “Comprehensive Income”, and presents items of net loss, items of other comprehensive loss (“OCL”) and total comprehensive loss in two separate but consecutive statements. Reclassification adjustments between OCL and net loss are required to be presented separately on the statement of comprehensive loss.

(d) Foreign Currency Translation: The functional currency of the Company is the U.S. dollar because the Company’s vessels operate in international shipping markets and, therefore, primarily transact business in U.S. dollars. The Company’s books of accounts are maintained in U.S. dollars. Transactions involving other currencies during the year are converted into U.S. dollars using the exchange rates in effect at the time of the transactions. At the balance sheet dates, monetary assets and liabilities, which are denominated in other currencies, are translated into U.S. dollars at the year-end exchange rates. Resulting gains or losses are reflected separately in the accompanying predecessor combined carve-out statements of operations.

(e) Cash, Cash Equivalents and Restricted Cash: The Company considers highly liquid investments such as time deposits and certificates of deposit with an original maturity of three months or less to be cash equivalents. Cash also includes other kinds of accounts that have the general characteristics of demand deposits in that the customer may deposit additional funds at any time and also effectively may withdraw funds at any time without prior notice or penalty.

COSTAMARE BULKERS HOLDINGS LIMITED PREDECESSOR
Notes to Combined Carve-out Financial Statements
For the years ended December 31, 2023 and 2024 and the period from January 1, 2025 to May 6, 2025
(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

Restricted cash consists of minimum cash deposits to be maintained at all times under certain of the Company’s loan agreements. Restricted cash also includes bank deposits and deposits in so-called “retention accounts” that are required under the Company’s borrowing arrangements which are used to fund the loan installments coming due. The funds can only be used for the purposes of loan repayment. A reconciliation of the cash, cash equivalents and restricted cash is presented in the table below:

Reconciliation of cash, cash equivalents and restricted cash	December 31, 2024
Cash and cash equivalents	$49,858
Restricted cash – current portion	941
Restricted cash – non-current portion	9,236
Total cash, cash equivalents and restricted cash	$60,035

(f) Accounts Receivable, net – Credit Losses Accounting: The amount shown as receivables, at each balance sheet date, mainly includes receivables from charterers for hire, freight and demurrage, net of any provision for doubtful accounts and accrued interest on these receivables, if any.

Under ASC-326 entities are required to use a forward-looking approach based on expected losses to estimate credit losses on certain types of financial instruments, including trade accounts receivable. Under this guidance, an entity recognizes as an allowance its estimate of lifetime expected credit losses which will result in more timely recognition of such losses. The Company maintains an allowance for credit losses for expected uncollectable accounts receivable, which is recorded as an offset to trade accounts receivable and changes in such, if any, are classified as allowance for credit losses in the combined carve-out Statements of Operations. ASC 326 primarily impacts trade accounts receivable recorded on the combined carve-out Balance Sheets.

The Company assesses collectability by reviewing accounts receivable on a collective basis where similar characteristics exist and on an individual basis when the Company identifies specific customers with known disputes or collectability issues. In determining the amount of the allowance for credit losses, the Company considers historical collectability based on past due status. The Company also considers customer-specific information, current market conditions and reasonable and supportable forecasts of future economic conditions to determine adjustments to historical loss data. The Company assessed that any impairment of accounts receivable arising from operating leases, i.e. time charters, should be accounted in accordance with ASC 842, and not in accordance with Topic 326. Impairment of accounts receivable arising from voyage charters, which are accounted in accordance with ASC 606, are within the scope of Subtopic 326 and must therefore, be assessed for expected credit losses. The allowance for credit losses was nil, as of December 31, 2024.

(g) Inventories: Inventories consist of bunkers, lubricants and spare parts which are stated at the lower of cost and net realizable value on a consistent basis. Cost is determined by the first in, first out method.

(h) Insurance Claims Receivable: The Company records insurance claim recoveries for insured losses incurred on damage to fixed assets and for insured crew medical expenses. Insurance claim recoveries are recorded, net of any deductible amounts, at the time the Company’s fixed assets suffer insured damages or when crew medical expenses are incurred, recovery is probable under the related insurance policies and the claim is not subject to litigation. The Company assessed the provisions of “ASC 326 Financial Instruments — Credit Losses” by assessing the counterparties’ credit worthiness and concluded that there is no material impact in the Company’s financial statements.

(i) Vessels, Net: Vessels are stated at cost, which consists of the contract price and any material expenses incurred upon acquisition (initial repairs, improvements and delivery expenses, interest and on-site supervision costs incurred during the construction periods). Subsequent expenditures for conversions and major improvements are also capitalized when they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels; otherwise, these amounts are charged to expense as incurred.

COSTAMARE BULKERS HOLDINGS LIMITED PREDECESSOR
Notes to Combined Carve-out Financial Statements
For the years ended December 31, 2023 and 2024 and the period from January 1, 2025 to May 6, 2025
(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

The cost of each of the Company’s vessels is depreciated from the date of acquisition on a straight-line basis over the vessel’s remaining estimated economic useful life, after considering the estimated residual value which is equal to the product of vessels’ lightweight tonnage and estimated scrap rate.

Management estimates the useful life of the Company’s vessels to be 25 years from the date of initial delivery from the shipyard and the estimated scrap rate used to calculate the vessels’ salvage value is $0.300 per lightweight ton. Secondhand vessels are depreciated from the date of their acquisition through their remaining estimated useful life.

If the estimated economic lives assigned to the Company’s vessels prove to be too long because of unforeseen events such as an extended period of weak markets, the broad imposition of age restrictions by the Company’s customers, new regulations, or other events, the remaining estimated useful life of any affected vessel is adjusted accordingly.

(j) Impairment of Long-lived Assets: The Company reviews its vessels for impairment whenever events or changes in circumstances indicate that the carrying amount of a vessel might not be recoverable. The Company considers information, such as vessel sales and purchases, business plans and overall market conditions, in order to determine if an impairment might exist.

As part of the identification of impairment indicators and Step 1 of the impairment analysis the Company computes estimates of the future undiscounted net operating cash flows for each vessel based on assumptions regarding time charter rates, vessels’ operating expenses, vessels’ capital expenditures, vessels’ residual value, fleet utilization and the estimated remaining useful life of each vessel.

The future undiscounted net operating cash flows are determined as the sum of (x) (i) the charter revenues from existing time charters for the fixed fleet days and (ii) an estimated daily time charter rate for the unfixed days (using the most recent ten-year average of historical one-year time charter rates available for each type of dry bulk vessel over the remaining estimated life of each vessel, net of commissions), assuming an estimated fleet utilization rate, less (y) (i) expected outflows for vessels’ operating expenses assuming an expected increase in expenses of 2.5% over a five-year period, based on management’s estimates, (ii) planned dry-docking and special survey expenditures and (iii) management fees expenditures. Charter rates for dry bulk vessels are cyclical and subject to significant volatility based on factors beyond the Company’s control. Therefore, the Company considers the most recent ten-year average of historical one-year time charter rates available for each type of dry bulk vessel to provide a fair and reasonable estimate of expected future charter rates for long-term forecasts over the remaining useful life of its dry bulk vessels. The salvage value used in the impairment test is estimated at $0.300 per light weight ton in accordance with the dry bulk vessels’ depreciation policy.

The assumptions used to develop estimates of future undiscounted net operating cash flows are based on historical trends as well as future expectations. If those future undiscounted net operating cash flows are greater than a vessel’s carrying value, there are no impairment indications for such vessel. If those future undiscounted net operating cash flows are less than a vessel’s carrying value, including unamortized dry-docking costs (Note 2(n)), the Company proceeds to Step 2 of the impairment analysis for such vessel.

In Step 2 of the impairment analysis, the Company determines the fair value of the vessels that failed Step 1 of the impairment analysis, based on management estimates and assumptions, making use of available market data and taking into consideration third-party valuations. Therefore, the Company has categorized the fair value of the vessels as Level 2 in the fair value hierarchy. The difference between the carrying value of the vessels that failed Step 1 of the impairment analysis and their fair value as calculated in Step 2 of the impairment analysis is recognized in the Company’s accounts as impairment loss.

Based on the review of the carrying amounts in connection with the estimated recoverable amount of the Company’s vessels as of December 31, 2024, the Company did not record any impairment loss.

COSTAMARE BULKERS HOLDINGS LIMITED PREDECESSOR
Notes to Combined Carve-out Financial Statements
For the years ended December 31, 2023 and 2024 and the period from January 1, 2025 to May 6, 2025
(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

(k) Long-lived Assets Classified as Held for Sale: The Company classifies long-lived assets and disposal groups as being held for sale in accordance with ASC 360, Property, Plant and Equipment, when: (i) management, having the authority to approve the action, commits to a plan to sell the asset; (ii) the asset is available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets; (iii) an active program to locate a buyer and other actions required to complete the plan to sell the asset have been initiated; (iv) the sale of the asset is probable, and transfer of the asset is expected to qualify for recognition as a completed sale, within one year; (v) the asset is being actively marketed for sale at a price that is reasonable in relation to its current fair value and (vi) actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. Long-lived assets classified as held for sale are measured at the lower of their carrying amount or fair value less cost to sell. According to ASC 360-10-35, the fair value less cost to sell of the long-lived asset (disposal group) should be assessed each reporting period it remains classified as held for sale. Subsequent changes in the long-lived asset’s fair value less cost to sell (increase or decrease) would be reported as an adjustment to its carrying amount, except that the adjusted carrying amount should not exceed the carrying amount of the long-lived asset at the time it was initially classified as held for sale. These long-lived assets are not depreciated once they meet the criteria to be classified as held for sale and are classified in current assets on the predecessor combined carve-out balance sheet. As of December 31, 2024 none of the Company’s vessels were classified as held for sale.

(l) Accounting for Special Survey and Dry-docking Costs: The Company follows the deferral method of accounting for special survey and dry-docking costs whereby actual costs incurred are deferred and are amortized on a straight-line basis over the period through the date the next survey is scheduled to become due. Costs deferred are limited to actual costs incurred at the yard and parts used in the dry-docking or special survey. If a survey is performed prior to the scheduled date, the remaining unamortized balances are immediately written off. Unamortized balances of vessels that are sold are written-off and included in the calculation of the resulting gain or loss in the period of the vessel’s sale. Furthermore, unamortized dry-docking and special survey balances of vessels that are classified as Assets held for sale and are not recoverable as of the date of such classification are immediately written-off to the predecessor combined carve-out statement of operations.

(m) Financing Costs: Costs associated with new loans or refinancing of existing loans, including fees paid to lenders or required to be paid to third parties on the lender’s behalf for obtaining new loans or refinancing existing loans, are recorded as deferred charges. Deferred financing costs are presented as a deduction from the corresponding liability. Such fees are deferred and amortized to interest and finance costs during the life of the related debt using the effective interest method. Unamortized fees relating to loans repaid or refinanced, meeting the criteria of debt extinguishment, are expensed in the period the repayment or refinancing is made.

(n) Concentration of Credit Risk: Financial instruments which potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents, accounts receivable, net (included in current and non-current assets) and derivative contracts (interest rate caps, foreign currency contracts, FFAs and bunkers swap agreements). The Company places its cash and cash equivalents, consisting mostly of deposits, with established financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions. The Company is exposed to credit risk in the event of non-performance by the counterparties to its derivative instruments; however, the Company limits its exposure by diversifying among counterparties with high credit ratings and/or clearing certain of such transactions via organized exchanges. The Company also limits its credit risk with accounts receivable by performing ongoing credit evaluations of its customers’ financial condition and receiving charter hires in advance, and therefore generally does not require collateral for its accounts receivable.

(o) Accounting for Voyage Revenues and Expenses: Voyage revenues are primarily generated from time charter or voyage charter agreements. Time charter agreements contain a lease as they meet the criteria of a lease under ASC 842. All agreements contain a minimum non-cancellable period and an extension period at the option of the charterer. Each lease term is assessed at the inception of that lease. Under a time charter agreement, the charterer pays a daily hire for the use of the vessel and reimburses the owner for hold cleanings, extra insurance premiums for navigating in restricted areas and damages caused by such charterer. Additionally, the owner pays commissions on the daily hire, to both the charterer and the brokers, which are direct costs and are recorded in voyage expenses. Under a time charter agreement, the owner provides services related to the operation and the maintenance of the vessel, including crew, spares and repairs, which are recognized in operating expenses. Time charter revenues are recognized over the term of the charter as service is provided, when they become fixed and determinable. Revenues from time charter agreements providing for varying annual rates are accounted for as operating leases and thus recognized on a straight-line basis over the non-cancellable rental periods of such agreements, as service is performed. Revenue generated from variable lease payments is recognized in the period when changes in the facts and circumstances on which the variable lease payments are based occur. Unearned revenue includes cash received prior to the balance sheet date for which all criteria to recognize as revenue have not been met, including any unearned revenue resulting from charter agreements providing for varying annual rates, which are accounted for on a straight-line basis.

COSTAMARE BULKERS HOLDINGS LIMITED PREDECESSOR
Notes to Combined Carve-out Financial Statements
For the years ended December 31, 2023 and 2024 and the period from January 1, 2025 to May 6, 2025
(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

The charterer may charter the vessel with or without the owner’s crew and other operating services. Thus, the agreed daily rates (hire rates) in the case of time charter agreements also include compensation for part of the agreed crew and other operating and maintenance services provided by the owner (non-lease components). The Company, as lessor, has elected not to allocate the consideration in the agreement to the separate lease and non-lease components, as their timing and pattern of transfer to the charterer, as the lessee, are the same and the lease component, if accounted for separately, would be classified as an operating lease. Additionally, the lease component is considered the predominant component as the Company has assessed that more value is ascribed to the lease of the vessel rather than to the services provided under the time charter contracts.

Under a voyage charter, a vessel is provided for the transportation of specific goods between specific ports in return for payment of an agreed upon freight per ton of cargo. The Company has determined that its voyage charter agreements do not contain a lease because the charterer under such contracts does not have the right to control the use of the vessel since the Company, as the ship-owner, retains control over the operations of the vessel, provided also that the terms of the voyage charter are pre-determined, and any change requires the Company’s consent. Voyage charter agreements are therefore considered service contracts that fall under the provisions of ASC 606 “Revenue from contracts with customers”. The Company accounts for a voyage charter when all the following criteria are met: (i) the parties to the contract have approved the contract in the form of a written charter agreement or fixture recap and are committed to perform their respective obligations, (ii) the Company can identify each party’s rights regarding the services to be transferred, (iii) the Company can identify the payment terms for the services to be transferred, (iv) the charter agreement has commercial substance (that is, the risk, timing, or amount of the future cash flows are expected to change as a result of the contract) and (v) it is probable that the Company will collect substantially all of the consideration to which it will be entitled in exchange for the services that will be transferred to the charterer. The majority of revenue from voyage charter agreements is collected in advance. The Company has determined that there is one single performance obligation for each of its voyage contracts, which is to provide the charterer with an integrated transportation service within a specified time period. The Company is also engaged in contracts of affreightment which are contracts for multiple voyage charter employments. In addition, the Company has concluded that revenues from voyage charters in the spot market or under contracts of affreightment are recognized ratably over time because the charterer simultaneously receives and consumes the benefits of the Company’s performance as the Company performs. Therefore, since the Company’s performance obligation under each voyage contract is met evenly as the voyage progresses, revenue is recognized on a straight-line basis over the voyage days from the loading of cargo to its discharge.

Demurrage income, which is considered a form of variable consideration, is included in voyage revenues, and represents payments by the charterer to the vessel owner when loading or discharging time exceeds the stipulated time in the voyage charter agreements.

Under voyage charter agreements, all voyage costs are borne and paid by the Company. Voyage expenses consist primarily of brokerage commissions, bunker consumption, port and canal expenses and agency fees related to the voyage. All voyage costs are expensed as incurred with the exception of the contract fulfilment costs that incur from the latter of the end of the previous vessel employment and the contract date and until the commencement of loading the cargo on the relevant vessel, which are capitalized to the extent the Company, in its reasonable judgement, determines that they (i) are directly related to a contract, (ii) are recoverable and (iii) enhance the Company’s resources by putting the Company’s vessel in a location to satisfy its performance obligation under a contract pursuant to the provisions of ASC 340-40 “Other assets and deferred costs”. These capitalized contract fulfilment costs are recorded under “Other current assets” and are amortized on a straight-line basis as the related performance obligations are satisfied. As of December 31, 2024, capitalized contract fulfilment costs, which are recorded under “Prepayments and other assets”, amounted to $8,917.

COSTAMARE BULKERS HOLDINGS LIMITED PREDECESSOR
Notes to Combined Carve-out Financial Statements
For the years ended December 31, 2023 and 2024 and the period from January 1, 2025 to May 6, 2025
(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

Revenues for the years ended December 31, 2023 and 2024 and the period from January 1, 2025 to May 6, 2025, derived from significant charterers individually accounting for 10% or more of revenues (in percentages of total revenues) were as follows:

	For the year ended December 31, 2023	For the year ended December 31, 2024	For the period from January 1, 2025 to May 6, 2025
A	4%	19%	18%
B (*)	-	18%	27%
Total	4%	37%	45%

(*) Local Agency C - CBI charters-out vessels through Local Agency C in Singapore, which acts solely as agent, and further charters-out such vessels to other third-party charterers. All financial results are passed on to CBI (Note 3(b)).

(p) Operating leases - Leases for Lessees: Vessel leases, where the Company is regarded as the lessee, are classified as operating leases, based on an assessment of the terms of the lease. According to the provisions of ASC 842-20-30-1, at the commencement date, a lessee shall measure both of the following: a) the lease liability at the present value of the lease payments not yet paid, discounted using the discount rate for the lease at lease commencement and b) the right-of-use asset, which shall consist of all of the following: i) the amount of the initial measurement of the lease liability, ii) any lease payments made to the lessor at or before the commencement date, minus any lease incentives received and iii) any initial direct costs incurred by the lessee.

After lease commencement, the Company measures the lease liability for operating leases at the present value of the remaining lease payments using the discount rate determined at lease commencement. The right-of-use asset is subsequently measured at the amount of the remeasured lease liability, adjusted for the remaining balance of any lease incentives received, any cumulative prepaid or accrued rent if the lease payments are uneven throughout the lease term and any unamortized initial direct costs. Any changes made to leased assets to customize it for a particular use or need of the lessee are capitalized as leasehold improvements.

In cases of operating lease agreements that meet the definition of ASC 842 for a short-term lease (the lease has a lease term of 12 months or less) and do not include an option to purchase the underlying asset that the lessee is reasonably certain to exercise, the Company can make the short-term lease election at the commencement date. A lessee that makes the short-term lease election does not recognize a lease liability or right-of-use asset on its balance sheet. Instead, the lessee recognizes lease payments on a straight-line basis over the lease term.

For charter-in arrangements classified as operating leases, lease expense is recognized on a straight-line basis over the rental periods of such charter agreements and is included under the caption “Charter-in hire expenses” in the predecessor combined carve-out statement of operations. Revenues generated from charter-in vessels are included in Voyage revenues in the predecessor combined carve-out statements of operations. During the years ended December 31, 2023 and 2024 and the period from January 1, 2025 to May 6, 2025, the Company chartered-in 93, 167 and 87 third-party vessels, respectively. Revenues generated from those charter-in vessels during the years ended December 31, 2023 and 2024 and the period from January 1, 2025 to May 6, 2025, amounted to $490,679, $932,080 and $257,123, respectively, and are included in Voyage revenues in the predecessor combined carve-out statements of operations, out of which $73,293, $78,362 and $21,070 constitute sublease income deriving from time charter agreements, respectively.

Lease assets used by the Company are reviewed periodically for potential impairment whenever events or changes in circumstances indicate that the carrying amount may not be fully recoverable. Measurement of the impairment loss is based on the fair value of the asset. The Company determines the fair value of its lease assets based on management estimates and assumptions by making use of available market data. As of December 31, 2024, the management of the Company has concluded that no events and circumstances triggered the existence of potential impairment.

COSTAMARE BULKERS HOLDINGS LIMITED PREDECESSOR
Notes to Combined Carve-out Financial Statements
For the years ended December 31, 2023 and 2024 and the period from January 1, 2025 to May 6, 2025
(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

(q) Derivative Financial Instruments: The Company enters into interest rate cap and may enter into interest rate swap agreements with counterparties to manage its exposure to fluctuations of interest rates associated with specific borrowings. Interest rate, differentials paid or received under these cap/ swap agreements are recognized as part of the interest expense related to the hedged debt. All derivatives are recognized in the predecessor combined carve-out financial statements at their fair value. On the inception date of the derivative contract, the Company designates the derivative as an accounting hedge of the variability of cash flow to be paid for a forecasted transaction (“cash flow” hedge). Changes in the fair value of a derivative that is qualified, designated and highly effective as a cash flow hedge are recorded in the predecessor combined carve-out statement of comprehensive income/ loss until earnings are affected by the forecasted transaction or the variability of cash flow and are then reported in earnings. Changes in the fair value of undesignated derivative instruments and the ineffective portion of designated derivative instruments are reported in earnings in the period in which those fair value changes occur. Realized gains or losses on early termination of the undesignated derivative instruments are also classified in earnings in the period of termination of the respective derivative instrument. The Company may re-designate an undesignated hedge after its inception as a hedge but then will consider its non-zero value at re-designation in its assessment of effectiveness of the cash flow hedge.

The interest rate caps are accounted for as cash flow hedges when they are expected to be highly effective in hedging variable rate interest payments under certain term loans. Changes in the fair value of the interest rate caps are reported within accumulated other comprehensive loss. The initial value of the component excluded from the assessment of effectiveness is recognized in earnings using a systematic and rational method over the life of the hedging instrument. Any amounts excluded from the assessment of hedge effectiveness are presented in the same statement of operations line “Interest and finance costs” where the earnings effect of the hedged item is presented.

The Company formally documents all relationships between hedging instruments and hedged items, as well as the risk-management objective and strategy for undertaking various hedge transactions.

This process includes linking all derivatives that are designated as cash flow hedges to specific forecasted transactions or variability of cash flow.

The Company also formally assesses at the hedge’s inception, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in cash flow of hedged items, evaluating the effectiveness of the cash flow hedges using the shortcut method of accounting. When it is determined that a derivative has ceased to be a highly effective hedge, the Company discontinues hedge accounting prospectively, in accordance with ASC 815 “Derivatives and Hedging”.

Also, the Company enters into FFAs to establish market positions in the dry bulk derivative freight markets and to hedge its exposure in the physical dry bulk freight markets, into bunker swap agreements to hedge its exposure to bunker prices and into EUA futures agreements to hedge its exposure to emissions. The differentials paid or received under these instruments are recognized in earnings as part of the gain /(loss) on derivative instruments. The Company has not designated these FFAs, bunker swap agreements and EUA future agreements as hedge accounting instruments. Following ASC 815 provisions and on the basis that enforceable master netting arrangement exists, the Company has adopted net presentation for assets and liabilities related to FFA derivative instruments, EUA futures and bunker swaps (Note 13).

Furthermore, the Company enters into forward exchange rate contracts to manage its exposure to currency exchange risk on certain foreign currency liabilities. The Company has not designated these forward exchange rate contracts as hedge accounting instruments.

As of December 31, 2023, the Company has elected one of the optional expedients provided in the ASU 2020-04 Reference Rate Reform and its update, that allows an entity to assert that a hedged forecasted transaction referencing LIBOR remains probable of occurring, regardless of the modification or expected modification to the terms of the hedged item to replace the reference rate. The Company applied the accounting relief as relevant contract and hedge accounting relationship modifications were made during the reference rate reform transition period.

(r) Fair Value Measurements: The Company follows the provisions of ASC 820 “Fair Value Measurements and Disclosures”, which defines and provides guidance as to the measurement of fair value. This standard defines a hierarchy of measurement and indicates that, when possible, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. The fair value hierarchy gives the highest priority (Level 1) to quoted prices in active markets and the lowest priority (Level 3) to unobservable data for example, the reporting entity’s own data. Under the standard, fair value measurements are separately disclosed by level within the fair value hierarchy. ASC 820 applies when assets or liabilities in the financial statements are to be measured at fair value but does not require additional use of fair value beyond the requirements in other accounting principles (Notes 13 and 14).

COSTAMARE BULKERS HOLDINGS LIMITED PREDECESSOR
Notes to Combined Carve-out Financial Statements
For the years ended December 31, 2023 and 2024 and the period from January 1, 2025 to May 6, 2025
(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

(s) Stock Based Compensation: The Company accounts for stock-based payment awards granted to Costamare Shipping Services Ltd. (Note 3) from Costamare for the services provided to the vessel-owning companies included in the Company’s predecessor combined carve-out financial statements using the fair value of the stock-based payment awards, following the guidance in ASC 505-50 “Equity Based Payments to Non-Employees”. Parent level stock-based compensation expense is allocated to the vessel-owning companies included in the Company’s predecessor combined carve-out financial statements and it is recognized in the General and administrative expenses - related parties line item in the predecessor combined carve-out statements of operations amounting to $2,299, $2,991 and $528 for the years ended December 31, 2023 and 2024 and the period from January 1, 2025 to May 6, 2025, respectively.

(t) Going concern: The Company evaluates whether there is substantial doubt about its ability to continue as a going concern by applying the provisions of ASC 205-40. In more detail, the Company evaluates whether there are conditions or events that raise substantial doubt about the Company’s ability to continue as a going concern within one year from the date the financial statements are issued. As part of such evaluation, the Company did not identify any conditions that raise substantial doubt about the entity’s ability to continue as a going concern. Accordingly, the Company adopted the going concern basis in preparing its predecessor combined carve-out financial statements.

New Accounting Pronouncements

In November 2024, the FASB issued ASU 2024-03, “Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses”. The standard is intended to require more detailed disclosure about specified categories of expenses (including employee compensation, depreciation, and amortization) included in certain expense captions presented on the face of the income statement. This ASU is effective for fiscal years beginning after December 15, 2026, and for interim periods within fiscal years beginning after December 15, 2027. Early adoption is permitted. The amendments may be applied either prospectively to financial statements issued for reporting periods after the effective date of this ASU or retrospectively to all prior periods presented in the financial statements. The Company is currently assessing the impact this standard will have on its predecessor combined carve-out financial statements.

In July 2025, the FASB issued ASU 2025-05, “Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets”. The amendments in this Update affect entities that apply the practical expedient when estimating expected credit losses on current accounts receivable and/or current contract assets arising from transactions under Topic 606, including those assets acquired in a transaction accounted for under Topic 805, Business Combinations. In developing reasonable and supportable forecasts as part of estimating expected credit losses, all entities may elect a practical expedient that assumes that current conditions as of the balance sheet date do not change for the remaining life of the asset. The amendments are expected to provide decision-useful information to investors and other financial statement users while reducing the time and effort necessary to analyze and estimate credit losses for current accounts receivable and current contract assets. An entity that elects the practical expedient, should apply the amendments in this Update prospectively. The amendments will be effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. Early adoption is permitted in both interim and annual reporting periods in which financial statements have not yet been issued or made available for issuance. The Company is currently assessing the impact this standard will have on its consolidated financial statements and related disclosures.

In November 2025, the FASB issued ASU 2025‑09, “Derivatives and Hedging (Topic 815): Hedge Accounting Improvements”, to clarify and enhance hedge accounting guidance, targeting improved alignment with risk management practices and addressing issues from global reference rate reform. At this stage, the Company has not yet determined the expected impact of adopting ASU 2025‑09 on its financial position, results of operations, cash flows, or related disclosures. The assessment is ongoing.

COSTAMARE BULKERS HOLDINGS LIMITED PREDECESSOR
Notes to Combined Carve-out Financial Statements
For the years ended December 31, 2023 and 2024 and the period from January 1, 2025 to May 6, 2025
(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)
3. Transactions with Related Parties:

(a) Costamare Shipping Company S.A. (“Costamare Shipping”) and Costamare Shipping Services Ltd. (“Costamare Services”): Costamare Shipping is a ship management company controlled by Konstantinos Konstantakopoulos, Costamare’s Chairman and Chief Executive Officer. Costamare Shipping provides the Company, pursuant to a Framework Agreement between Costamare and Costamare Shipping, as most recently amended and restated on May 6, 2025 (the “CMRE Framework Agreement”), with commercial, technical and other management services. Costamare Services, a company controlled by Costamare’s Chairman and Chief Executive Officer and a member of his family, provides, pursuant to a Services Agreement among Costamare’s vessel-owning subsidiaries and Costamare Services, as most recently amended and restated on May 6, 2025 (the “CMRE Services Agreement”), the Company’s vessel-owning subsidiaries with chartering, sale and purchase, insurance and certain representation and administrative services. On November 27, 2015, Costamare amended and restated the Registration Rights Agreement entered into in connection with Costamare’s Initial Public Offering to extend registration rights to Costamare Shipping and Costamare Services, each of which have received or may receive shares of its common stock as fee compensation.

Pursuant to the CMRE Framework Agreement and the CMRE Services Agreement, Costamare Shipping and Costamare Services received (i) for each vessel, a daily fee of $1.020 and $0.510 for any vessel subject to a bareboat charter, effective from January 1, 2022, prorated for the calendar days the Company owned each vessel and for the three-month period following the date of the sale of a vessel, (ii) a flat fee of $840, effective from January 1, 2022, for the supervision of the construction of any newbuild vessel contracted by the Company, (iii) a fee of 1.25% on all gross freight, demurrage, charter hire, ballast bonus or other income earned with respect to each vessel in the Company’s owned fleet and (iv) a quarterly fee of $667 (as of January 1, 2022) plus the value of 149,600 shares of Costamare, which Costamare Services may elect to receive in kind. Fees under (i) and (ii) and the quarterly fee under (iv) are annually adjusted upwards to reflect any strengthening of the Euro against the U.S. dollar and/or material unforeseen cost increases.

Costamare is able to terminate the CMRE Framework Agreement and/or the CMRE Services Agreement, subject to a termination fee, by providing written notice to Costamare Shipping or Costamare Services, as applicable, at least 12 months before the end of the subsequent one-year term. The termination fee is equal to (a) the number of full years remaining prior to December 31, 2035, times (b) the aggregate fees due and payable to Costamare Shipping or Costamare Services, as applicable, during the 12-month period ending on the date of termination (without taking into account any reduction in fees under the CMRE Framework Agreement to reflect that certain obligations have been delegated to a sub-manager or a sub-provider, as applicable); provided that the termination fee will always be at least two times the aggregate fees over the 12-month period described above.

Management fees charged by Costamare Shipping in the years ended December 31, 2023 and 2024 and the period from January 1, 2025 to May 6, 2025, amounted to $17,085, $13,818 and $4,235, respectively, and are included in Management and agency fees - related parties in the accompanying predecessor combined carve-out statements of operations. The amounts received by Costamare Shipping include amounts paid to third-party managers of $5,669, $4,155 and $1,031 for the years ended December 31, 2023 and 2024 and the period from January 1, 2025 to May 6, 2025, respectively. In addition, Costamare Shipping and Costamare Services charged (i) $684 for the period from January 1, 2025 to May 6, 2025 ($2,112 and $2,429 for the year ended December 31, 2023 and 2024), representing a fee of 1.25% on all gross revenues, as provided in the CMRE Framework Agreement and the CMRE Services Agreement, as applicable, which is separately reflected in Voyage expenses - related parties in the accompanying predecessor combined carve-out statements of operations, (ii) $335, representing the pro-rata basis portion of the annual fee of $2,667, which is included in “General and administrative expenses – related parties” in the accompanying predecessor combined carve-out statements of operations for the period from January 1, 2025 to May 6, 2025 ($1,048 and $949 for the years ended December 31, 2023 and 2024) and (iii) $528, representing the pro-rata basis portion of the fair value of 149,600 shares of Costamare, which is included in “General and administrative expenses – related parties” in the accompanying predecessor combined carve-out statements of operations for the period from January 1, 2025 to May 6, 2025 ($2,299 and $2,991 for the years ended December 31, 2023 and 2024).

Furthermore, in accordance with the management agreements with third-party managers, third-party managers have been provided with the amount of $50 per vessel as working capital security. As of December 31, 2024, the working capital security was $1,650 in aggregate, of which $1,600 is included in “Accounts receivable, net, non-current” and $50 in “Accounts receivable, net”, in the accompanying 2024 predecessor combined carve-out balance sheet.

The balance due to Costamare Shipping as of December 31, 2024 amounted to $2,393 and is included in “Due to related parties” in the accompanying predecessor combined carve-out balance sheet. The balance due to Costamare Services at December 31, 2024 amounted to $764 and is included in “Due to related parties” in the accompanying predecessor combined carve-out balance sheet.

COSTAMARE BULKERS HOLDINGS LIMITED PREDECESSOR
Notes to Combined Carve-out Financial Statements
For the years ended December 31, 2023 and 2024 and the period from January 1, 2025 to May 6, 2025
(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

Following the completion of the Spin-Off discussed in Note 1, (i) Costamare Bulkers entered into an agreement with Costamare Shipping for the provision of administrative, commercial and other management services on terms substantially the same as the terms of the CMRE Framework Agreement, and (ii) the vessel-owning companies entered into an agreement with Costamare Services for the provision of chartering, sale and purchase, insurance and certain representation and administrative services on terms substantially the same as the terms of the CMRE Services Agreement including the fee structure thereunder.

(b) Local Agencies: Costamare Bulkers Services GmbH (“Local Agency A”), a company incorporated under the laws of the Republic of Germany, Costamare Bulkers Services ApS (“Local Agency B”), a company incorporated under the laws of the Kingdom of Denmark, and Costamare Bulkers Services Co., Ltd. (“Local Agency D”), a company incorporated under the laws of Japan, are wholly-owned by Costamare’s Chairman and Chief Executive officer. Costamare Bulkers Services Pte. Ltd. (“Local Agency C” and together with Local Agency A, Local Agency B and Local Agency D, the “Local Agencies”), a company incorporated under the laws of the Republic of Singapore, is wholly-owned by Costamare’s Chief Financial Officer, who is also the Company’s Chief Executive Officer. CBI entered into separate Agency agreements with Local Agency A, Local Agency B and Local Agency C on November 14, 2022, as amended and restated on June 15, 2023, April 30, 2024 and December 16, 2024 and with Local Agency D on November 20, 2023, as amended and restated on December 16, 2024 (each, an “Agency Agreement”) for the provision of chartering and other services on a cost basis (including all expenses related to the provision of the services) plus a mark-up which is currently set at 11%. CBI may charter-out its vessels to Local Agency C, as shippers in Asia and the Australia-Pacific region prefer to deal with a chartering company based in Singapore. Local Agency C does not receive any commissions whatsoever for such arrangements as it is acting in the circumstances as a “paying/receiving agent” for CBI. All the economic results of the relevant charter-out arrangements by Local Agency C are passed onto CBI on a back-to-back basis including any address commissions received by Local Agency C. During the year ended December 31, 2024 and the period from January 1, 2025 to May 6, 2025, CBI has charged Local Agency C an amount of $210,087 and $87,683, respectively, for chartering-in vessels from CBI, which is included in “Voyage revenue - related parties” in the accompanying predecessor combined carve-out statements of operations and Local Agency C has charged CBI an amount of $6,974 and $3,081, respectively, for address commission which is included in “Voyage expenses - related parties” in the accompanying predecessor combined carve-out statements of operations. During the years ended December 31, 2023 and 2024 and the period from January 1, 2025 to May 6, 2025, the Local Agencies charged CBI with aggregate agency fees of $11,689, $15,674 and $5,819, respectively, which are included in “Management and agency fees - related parties” in the accompanying predecessor combined carve-out statements of operations.

The balance due from the four Local Agencies as of December 31, 2024 amounted to $7,014 (out of which an amount of $6,299 relates to Local Agency C’s chartering-in vessels activity from CBI) and is included in “Due from related parties” in the accompanying predecessor combined carve-out balance sheets.

(c) Navilands Bulker Management Ltd. (‘‘Navilands’’) and Navilands (Shanghai) Bulkers Management Ltd. (‘‘Navilands (Shanghai)’’): Navilands and Navilands (Shanghai) are controlled by Costamare’s Chairman and Chief Executive Officer. Starting in February 2024, certain of our vessel-owning subsidiaries appointed Navilands as managers to provide their vessels, together with Costamare Shipping, with technical, crewing, commercial, provisioning, bunkering, sale and purchase, accounting and insurance services pursuant to separate ship-management agreements between each of the Company’s vessel-owning subsidiaries and Navilands. For certain vessels, Navilands has subcontracted certain services to and has entered into sub-management agreements with Navilands (Shanghai). During the year ended December 31, 2024 and the period from January 1, 2025 to May 6, 2025, Navilands charged management fees of $1,148 and $706, respectively, which are included in “Management and agency fees - related parties” in the accompanying predecessor combined carve-out statements of operations. As of December 31, 2024 the working capital security paid by the Company to Navilands was $1,050, and is included in “Due from related parties, non-current” in the accompanying predecessor combined carve-out balance sheet. The balance due to Navilands as of December 31, 2024 amounted to $2,162 and is included in “Due to related parties” in the accompanying predecessor combined carve-out balance sheet.

(d) Related party loans: On April 3, 2024, on August 5, 2024, on October 17, 2024, on November 1, 2024 and on December 20, 2024, Costamare provided CBI with five unsecured loan facilities of $30,000, $20,000, $10,000, $10,000 and $15,000, respectively. Each loan facility bears fixed interest payable quarterly and each loan facility principal amount is repayable on the first anniversary of each loan facility draw-down date or on any other longer date Costamare may agree to. On April 29, 2025, Costamare provided CBI a further unsecured loan facility of $7,500. Upon the completion of the Spin-Off (Note 1), all related party loans, including interest thereon of $321, were fully forgiven. As of December 31, 2024, the aggregate outstanding balance of the related party loan facilities was $85,000. During the year ended December 31, 2024 and the period from January 1, 2025 to May 6, 2025, the aggregate interest expense charged amounted to $1,044 and $815, respectively, which is separately reflected as “Interest expense - related parties” in the accompanying predecessor combined carve-out statements of operations.

COSTAMARE BULKERS HOLDINGS LIMITED PREDECESSOR
Notes to Combined Carve-out Financial Statements
For the years ended December 31, 2023 and 2024 and the period from January 1, 2025 to May 6, 2025
(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)
4. Inventories:

Inventories in the accompanying predecessor combined carve-out balance sheet relate to bunkers, lubricants and spare parts on board the vessels.

5. Vessels and Advances, net:

During the period from January 1, 2025 to May 6, 2025, the Company sold the dry bulk vessel Rose and recognized a loss of $4,669, which is separately reflected in Gain / (loss) on sale of vessels, net in the accompanying combined carve-out statement of operations for the period from January 1, 2025 to May 6, 2025.

On April 22, 2025, the Company decided to make arrangements to sell the dry bulk vessel Resource. The Company concluded that all the criteria required by the relevant accounting standard, ASC 360-10-45-9, for the classification of the vessel as “held for sale” were met. The difference between the estimated fair value less cost to sell the vessel and the vessel’s carrying value, amounting to $1,579, was recorded in the period from January 1, 2025 to May 6, 2025, and is separately reflected as Loss on vessel held for sale in the accompanying combined carve-out statement of operations. The vessel was delivered to her new owners on May 13, 2025 (Note 16(b)).

During the year ended December 31, 2024, the Company acquired six secondhand dry bulk vessels Miracle (ex. Iron Miracle), Prosper (ex. Lowlands Prosperity), Frontier (ex. Frontier Unity), Magnes (ex. Nord Magnes), Alwine (ex. Alwine Oldendorff) and August (ex.  August Oldendorff) with an aggregate DWT of 843,679. Furthermore, during the year ended December 31, 2024, the Company sold the dry bulk vessels Progress, Manzanillo,  Konstantinos and Adventure which were held for sale at December 31, 2023, and the dry bulk vessels Alliance, Merida, Pegasus, Oracle,  Titan I and Discovery and recognized an aggregate net gain of $3,788, which is separately reflected in Gain / (loss) on sale of vessels, net in the accompanying combined carve-out statement of operations for the year ended December 31, 2024.

During the year ended December 31, 2023, the Company sold the dry bulk vessels Miner, Taibo, Comity, Peace, Pride and Cetus and recognized an aggregate net loss of $5,324, which is included in Gain / (loss) on sale of vessels, net in the accompanying predecessor combined carve-out statement of operations for the year ended December 31, 2023.

On December 14 and 20, 2023, the Company decided to make arrangements to sell the dry bulk vessels Konstantinos and Progress, respectively. On these dates, the Company concluded that all the criteria required by the relevant accounting standard, ASC 360-10-45-9, for the classification of these vessels as “held for sale” were met. The difference between the estimated fair value less cost to sell the vessels and the vessels’ carrying value, amounting to $2,305, was recorded in the year ended December 31, 2023, and is separately reflected as Loss on vessels held for sale in the accompanying 2023 predecessor combined carve-out statement of operations.

During the period from January 1, 2025 to May 6, 2025 and the years ended December 31, 2024 and 2023, the Company recorded depreciation of $14,044, $37,385 and $39,621, respectively, which is separately reflected in “Depreciation” in the accompanying combined carve-out statements of operations.

During the period from January 1, 2025 to May 6, 2025, the Company recorded an impairment loss in relation to one of its dry bulk vessels in the amount of $179. The fair value of the vessel was determined through Level 2 input of the fair value hierarchy.

During the year ended December 31, 2024, the Company did not record any impairment loss in relation to its vessels.

During the year ended December 31, 2023, the Company recorded an impairment loss in relation to two of its dry bulk vessels in the amount of $434. The fair values of these vessels were determined through Level 2 inputs of the fair value hierarchy.

6. Deferred Charges, net:

Deferred charges, net include the unamortized dry-docking and special survey costs. During the period from January 1, 2025 to May 6, 2025, four vessels underwent and completed their dry-docking and special survey. During the year ended December 31, 2024, four vessels underwent and completed their dry-docking and special surveys. During the year ended December 31, 2023, eight vessels underwent and completed their dry-docking and special surveys and one was in the process of completing her dry-docking and special survey. The amortization of the dry-docking and special survey costs was $4,438, $6,282 and $2,337 for the years ended December 31, 2023 and 2024 and for the period from January 1, 2025 to May 6, 2025, respectively, and is separately reflected in the accompanying predecessor combined carve-out statements of operations.

COSTAMARE BULKERS HOLDINGS LIMITED PREDECESSOR
Notes to Combined Carve-out Financial Statements
For the years ended December 31, 2023 and 2024 and the period from January 1, 2025 to May 6, 2025
(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)
7. Long-Term Debt:

The amounts shown in the accompanying predecessor combined carve-out balance sheet consist of the following Term Loans:

	Borrower(s)	December 31, 2024

1	Costamare	-
2	Amoroto et al.	-
3	Bernis Marine Corp. et al.	-
4	Amoroto et al.	-
5	Greneta Marine Corp. et al.	-
6	Adstone Marine Corp. et al.	-
7	Costamare	-
8	Barlestone Marine Corp. et al.	-
9	Bermondi Marine Corp. et al.	-
10	Adstone Marine Corp. et al.	147,709
11	Silkstone Marine Corp. et al.	34,611
12	Andati Marine Corp. et al.	84,931
13	Archet Marine Corp. et al.	72,000
14	Costamare Bulkers Ships Inc. Loan	-
	Total long-term debt	$339,251
	Less: Deferred financing costs	(3,022)
	Total long-term debt, net	$336,229
	Less: Long-term debt current portion	(31,378)
	Add: Deferred financing costs, current portion	873
	Total long-term debt, non-current, net	$305,724

1. On July 8, 2021, Costamare entered into a loan agreement with a bank for an amount of up to $62,500, in order to finance the acquisition cost of the vessels Pegasus, Eracle, Peace, Sauvan, Pride, Acuity, Comity and Athena. An aggregate amount of $49,236.3, was drawn during July 2021, an amount of $7,300 was drawn in August 2021 and an amount of $5,963.8 was drawn in October 2021, to finance the acquisition of the eight vessels. On May 25, 2023, the Company prepaid $5,475, due to the sale of vessel Comity. On November 16, 2023, the Company prepaid $1,775, due to the sale of vessel Peace. On November 30, 2023, the Company prepaid $1,775, due to the sale of vessel Pride. On February 27, 2024, the Company prepaid $5,844, due to the sale of vessel Pegasus (Note 5). On December 13, 2024, following the execution of the loan agreement discussed in Note 7.12, the then outstanding balance of $19,608 was fully repaid.

2. On July 27, 2021, Amoroto Marine Corp., Bermeo Marine Corp., Bermondi Marine Corp., Briande Marine Corp., Camarat Marine Corp., Camino Marine Corp., Canadel Marine Corp., Cogolin Marine Corp., Fruiz Marine Corp., Gajano Marine Corp., Gatika Marine Corp., Guernica Marine Corp., Laredo Marine Corp., Onton Marine Corp. and Solidate Marine Corp., amongst others, entered into a hunting license facility agreement with a bank for an amount of up to $125,000, in order to finance the acquisition cost of the dry bulk vessels Progress, Merida, Miner, Uruguay, Resource, Konstantinos, Cetus, Titan I, Bermondi, Orion, Merchia and Damon, as well as the acquisition of additional vessels. Two tranches of the facility with an aggregate amount of $18,000 were drawn during August 2021 to finance the acquisition of the first two vessels, four tranches of the facility with an aggregate amount of $32,430 were drawn during September 2021 to finance the acquisition of the subsequent four vessels, one tranche of the facility with an aggregate amount of $7,347 was drawn during October 2021 to finance the acquisition of the dry bulk vessel Cetus, three tranches of the facility with an aggregate amount of $33,645 were drawn during November 2021 to finance the acquisition of the subsequent three vessels, one tranche of the facility with an amount of $14,100 was drawn in December 2021 to finance the acquisition of the subsequent vessel and one tranche of the facility with an amount of $13,374 was drawn in January 2022 to finance the acquisition of the last vessel. On April 29, 2022, Amoroto Marine Corp., Bermondi Marine Corp., Camarat Marine Corp. and Cogolin Marine Corp. prepaid the aggregate amount $38,020 (Note 7.4). On March 23, 2023, the Company prepaid the amount of $5,226 due to the sale of the dry bulk vessel Miner. On March 31, 2023, the loan agreement was amended, resulting in the extension of the repayment period until July 2027. On December 5, 2023, the Company prepaid $5,510 due to the sale of the dry bulk vessel Cetus. On January 10, 2024 and on February 1, 2024, the Company prepaid the aggregate amount of $11,197 due to the sale of vessels Progress and Konstantinos (Note 5). On August 12, 2024, the loan agreement was amended, resulting in the extension of the repayment period until January 2028. On December 13, 2024, following the execution of the loan agreement discussed in Note 7.12, the then outstanding balance of $35,596 was fully repaid.

COSTAMARE BULKERS HOLDINGS LIMITED PREDECESSOR
Notes to Combined Carve-out Financial Statements
For the years ended December 31, 2023 and 2024 and the period from January 1, 2025 to May 6, 2025
(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

3. On December 24, 2021, Bernis Marine Corp., Andati Marine Corp., Barral Marine Corp., Cavalaire Marine Corp. and Astier Marine Corp. entered into a loan agreement with a bank for an amount of up to $55,000 in order to refinance one term loan of the dry bulk vessels Bernis, Verity, Dawn, Discovery and Parity. On January 5, 2022, Bernis Marine Corp., Andati Marine Corp., Barral Marine Corp., Cavalaire Marine Corp. and Astier Marine Corp. drew down the aggregate amount of $52,525 in order to refinance in part one term loan. On October 31, 2024, the Company prepaid the amount of $5,780 due to the sale of vessel Discovery. On December 13, 2024, following the execution of the loan agreement discussed in Note 7.12, the then outstanding balance of $29,727 was fully repaid.

4. On April 21, 2022, Amoroto Marine Corp., Bermondi Marine Corp., Camarat Marine Corp. and Cogolin Marine Corp. entered into a loan agreement with a bank for an amount of up to $40,500 in order to refinance the term loan of the dry bulk vessels Merida, Bermondi, Titan I and Uruguay discussed in Note 7.2 and for general corporate purposes. On April 28, 2022, Amoroto Marine Corp., Bermondi Marine Corp., Camarat Marine Corp. and Cogolin Marine Corp. drew down the amount of $40,500. On February 28, 2024, the Company prepaid the amount of $6,125 due to the sale of vessel Merida (Note 5). On May 21, 2024, following the execution of the loan agreement discussed in Note 7.9, the then outstanding balance of $15,780 was fully repaid.

5. On November 17, 2022, Greneta Marine Corp., Merle Marine Corp. and Gassin Marine Corp., amongst others, signed a loan agreement with a bank for an amount of $30,000 in order to partly refinance two term loans. On November 22, 2022, Greneta Marine Corp., Merle Marine Corp. and Gassin Marine Corp. drew down the amount of $30,000. On December 3, 2024, following the execution of the loan agreement discussed in Note 7.10, the then outstanding balance of $22,091 was fully repaid.

6. On December 15, 2022, Adstone Marine Corp., Auber Marine Corp., Barlestone Marine Corp., Bilstone Marine Corp., Blondel Marine Corp., Cromford Marine Corp., Dramont Marine Corp., Featherstone Marine Corp., Lenval Marine Corp., Maraldi Marine Corp., Rivoli Marine Corp., Terron Marine Corp. and Valrose Marine Corp. signed a secured floating interest rate loan agreement with a bank for an amount of $120,000 in order to partly refinance three term loans. On December 20, 2022, the amount of $82,885 was drawn down. On September 7, 2023, pursuant to a supplemental agreement signed during the third quarter of 2023, Oldstone Marine Corp. and Kinsley Marine Corp. drew down in two tranches the aggregate amount of $27,450. On January 10, 2024 and on February 27, 2024, the Company prepaid the aggregate amount of $9,915.5 due to the sale of vessels Manzanillo and Alliance (Note 5). On April 19, 2024, the Company prepaid the amount of $4,581.1 due to the sale of vessel Adventure (Note 5). On December 3, 2024, following the execution of the loan agreement discussed in Note 7.10, the then outstanding balance of $78,592 was fully repaid.

7. On June 19, 2023, Costamare entered into a loan agreement with a bank for an amount of up to $150,000 in order to refinance two term loans, as well as the acquisition of additional vessels. On June 20, 2023, the amount of $65,779 was drawn down. On July 15, 2024, Costamare prepaid the amount of $8,255.4 due to the sale of vessel Oracle (Note 5). On December 20, 2024, following the execution of the loan agreement discussed in Note 7.13, the then outstanding balance of $51,523 was fully repaid.

8. On December 1, 2023, Barlestone Marine Corp., Bilstone Marine Corp., Cromford Marine Corp., Featherstone Marine Corp., Hanslope Marine Corp. and Shaekerstone Marine Corp. entered into a loan agreement with a bank for an amount of up to $60,000 in order to finance the acquisition cost of the dry bulk vessel Arya as well as the acquisition of additional vessels. On December 7, 2023, the amount of $12,000 was drawn. On February 16, 2024, the amount of $16,380 was drawn in order to finance the acquisition of the vessel Miracle (Note 5). On July 18, 2024, the amount of $21,600 was drawn in order to finance the acquisition of the vessel Frontier (Note 5). On December 3, 2024, following the execution of the loan agreement discussed in Note 7.10, the then outstanding balance of $47,026 was fully repaid.

9. On May 14, 2024, Bermondi Marine Corp., Camarat Marine Corp. and Cogolin Marine Corp. entered into a loan agreement with a bank for an amount of up to $16,785 in order to refinance the term loan discussed in Note 7.4. On May 16, 2024, Bermondi Marine Corp., Camarat Marine Corp. and Cogolin Marine Corp. drew down the amount of $15,780. On September 19, 2024, the Company prepaid the amount of $4,927.5 due to the sale of vessel Titan I. On December 10, 2024, following the execution of the loan agreement discussed in Note 7.11, the then outstanding balance of $10,111 was fully repaid.

10. On December 2, 2024, Adstone Marine Corp., Bilstone Marine Corp., Blondel Marine Corp., Cromford Marine Corp., Dramont Marine Corp., Gassin Marine Corp., Greneta Marine Corp., Kinsley Marine Corp., Maraldi Marine Corp., Merle Marine Corp., Oldstone Marine Corp., Shaekerstone Marine Corp., Terron Marine Corp. and Valrose Marine Corp., entered into a loan agreement with a bank for an amount of up to $150,147 in order to refinance the term loans discussed in Notes 7.5, 7.6 and 7.8. On December 3, 2024, the amount of $147,709 was drawn down. On March 4, 2025, the Company prepaid the amount of $6,650 due to the sale of vessel Rose (Note 5). On April 24, 2025, the amount of $61,668 was prepaid.

COSTAMARE BULKERS HOLDINGS LIMITED PREDECESSOR
Notes to Combined Carve-out Financial Statements
For the years ended December 31, 2023 and 2024 and the period from January 1, 2025 to May 6, 2025
(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

11. On December 9, 2024, Silkstone Marine Corp., Cogolin Marine Corp. and Bermondi Marine Corp. entered into a loan agreement with a bank for an amount of up to $34,911 in order to refinance the term loan discussed in Note 7.9 and to finance the acquisition of the secondhand dry bulk vessel Prosper (Note 5). On December 10, 2024, the amount of $34,611 was drawn down. On April 24, 2025, the amount of $19,360 was prepaid.

12. On December 12, 2024, Andati Marine Corp., Astier Marine Corp., Barral Marine Corp., Bernis Marine Corp., Fabron Marine Corp., Ferrage Marine Corp., Fontaine Marine Corp., Fruiz Marine Corp., Gatika Marine Corp., Guernica Marine Corp., Sauvan Marine Corp. and Solidate Marine Corp. entered into a loan agreement with a bank for an amount of up to $84,931 in order to refinance the term loans discussed in Notes 7.1 , 7.2 and 7.3. On December 12, 2024, the amount of $84,931 was drawn down in three tranches. On April 24, 2025, the amounts of $2,460.9 and $13,358.8 were prepaid for tranches A and B, respectively. In addition, on April 24, 2025, the amount of $4,458.5 was prepaid for Tranche C due to the sale of vessel Resource (Note 5).

13. On December 20, 2024, Archet Marine Corp., Bagary Marine Corp., Bellet Marine Corp., Courtin Marine Corp., Laudio Marine Corp., Pomar Marine Corp. and Ravestone Marine Corp. entered into a loan agreement with a bank for an amount of up to $72,000 in order to refinance the term loan discussed in Note 7.7 and to finance the acquisition of the secondhand dry bulk vessel Magnes. On December 20, 2024, the amount of $72,000 was drawn down in two tranches. On April 24, 2025, the aggregate amount of $48,918.7 was prepaid.

14. On April 16, 2025, CBSI entered into a loan agreement with a bank for an amount of $100,000 to partly finance dry bulk vessels’ acquisitions. No drawdown occurred as of May 6, 2025.

The term loans discussed above bear interest at Term Secured Overnight Financing Rate (“SOFR”), plus a spread and are secured by, inter alia, (a) first-priority mortgages over the financed vessels, (b) first priority assignments of all insurances and earnings of the mortgaged vessels and (c) corporate guarantees of Costamare or its subsidiaries, as the case may be. The loan agreements contain usual ship finance covenants, including restrictions as to changes in management and ownership of the vessels, as to additional indebtedness and as to further mortgaging of vessels, as well as minimum requirements regarding hull Value Maintenance Clauses in the range of 115% to 120% in all loans, restrictions on dividend payments if an event of default has occurred and is continuing or would occur as a result of the payment of such dividend and may also require the Company to maintain minimum liquidity, minimum net worth, interest coverage and leverage ratios, as defined.

Total interest expense incurred on long-term debt including the effect of the hedging interest rate caps (discussed in Notes 11 and 13) for the years ended December 31, 2023 and 2024 and the period from January 1, 2025 to May 6, 2025, amounted to $20,551, $18,654 and $6,669, respectively, and are included in “Interest and finance costs, net” in the accompanying predecessor combined carve-out statements of operations for the years ended December 31, 2023 and 2024 and the period from January 1, 2025 to May 6, 2025, respectively.

Financing costs represent legal fees and fees paid to the lenders for the arrangement of the Company’s financing. The amortization and write-off of loan financing costs amounted to $972, $1,369 and $401 for the years ended December 31, 2023 and 2024 and the period from January 1, 2025 to May 6, 2025, respectively, and is included in “Interest and finance costs, net” in the accompanying predecessor combined carve-out statements of operations (Note 11).

8. Charter-in Arrangements:

During the years ended December 31, 2023 and 2024 and the period from January 1, 2025 to May 6, 2025, CBI chartered-in 72, 89 and 54 third-party vessels on short/medium/long-term time charters, respectively. Charter-in expenses for those third-party vessels was $289,410, $411,606 and $95,604 for the years ended December 31, 2023 and 2024 and the period from January 1, 2025 to May 6, 2025, respectively.

Furthermore, revenues generated from those charter-in vessels in the years ended December 31, 2023 and 2024 and in the period from January 1, 2025 to May 6, 2025 amounted to $434,554, $658,975 and $181,263, respectively.

COSTAMARE BULKERS HOLDINGS LIMITED PREDECESSOR
Notes to Combined Carve-out Financial Statements
For the years ended December 31, 2023 and 2024 and the period from January 1, 2025 to May 6, 2025
(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)
9. Stockholders ’ Equity:

(a) Common Shares: As of December 31, 2024 and May 6, 2025, Common shares represent the aggregate issued share capital of the 69 entities included in these predecessor combined carve-out financial statements (Note 1).

(b) Net parent investment: The amounts shown in the accompanying predecessor combined carve-out balance sheet, as Net parent investment as of December 31, 2024 include: (i) advances made by Costamare for vessel acquisitions, (ii) payments made by Costamare for vessels’ operating expenses net of (iii) distributions made by the Company to Costamare.

10. Voyage Revenues:

The following table shows the voyage revenues earned from time charters and voyage charters during the years ended December 31, 2023 and 2024 and the period from January 1, 2025 to May 6, 2025:

	For the year ended December 31, 2023	For the year ended December 31, 2024	For the period from January 1, 2025 to May 6, 2025
Time charters	$228,818	$263,045	$70,217
Voyage charters and Contracts of Affreightment	434,297	722,269	169,502
Voyage charters – related parties (Note 3(b))	-	210,087	87,683
Total	$663,115	$1,195,401	$327,402

11. Interest and Finance Costs, net:

The Interest and finance costs in the accompanying predecessor combined carve-out statements of operations are as follows:

	For the year ended December 31, 2023	For the year ended December 31, 2024	For the period from January 1, 2025 to May 6, 2025
Interest expense	$25,540	$22,885	$6,669
Derivatives’ effect	(4,989)	(4,231)	-
Amortization and write-off of financing costs	972	1,369	401
Amortization of excluded component related to cash flow hedges	1,661	1,975	-
Bank charges and other financing costs	1,622	1,505	243
Total	$24,806	$23,503	$7,313

12. Taxes:

Under the laws of the countries of incorporation of the vessel-owning companies and/or of the countries of registration of the vessels, the companies are not subject to tax on international shipping income; however, they are subject to registration fees and/or tonnage taxes, which are included in Vessel operating expenses in the accompanying predecessor combined carve-out statements of operations. The Company believes that CBI is not subject to tax on its income in its country of incorporation.

The companies with vessels that have called at the United States during the relevant year of operation are obliged to file tax returns with the Internal Revenue Service. The applicable tax is 50% of 4% of U.S.-related gross transportation income unless an exemption applies. Management believes that, based on current legislation, the relevant companies are entitled to an exemption under Section 883 of the Internal Revenue Code of 1986, as amended. Companies with vessels may also be subject to tax in certain jurisdictions with respect to the relevant shipping income from vessels that trade to such jurisdictions unless an exception applies under the relevant Double Taxation Agreement.

COSTAMARE BULKERS HOLDINGS LIMITED PREDECESSOR
Notes to Combined Carve-out Financial Statements
For the years ended December 31, 2023 and 2024 and the period from January 1, 2025 to May 6, 2025
(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)
13. Derivatives:

(a) Interest rate caps that meet the criteria for hedge accounting: The Company manages its exposure to floating interest rates by entering into interest rate caps agreements with varying start and maturity dates.

The interest rate derivative instruments are designed to hedge the variability of interest cash flows arising from floating rate debt, attributable to movements in SOFR. According to the Company’s Risk Management Accounting Policy, after putting in place the formal documentation at the inception of the hedging relationship, as required by ASC 815, these interest rate derivatives instruments qualified for hedge accounting. The change in the fair value of the interest rate derivative instruments that qualified for hedge accounting is recorded in the predecessor combined carve-out statements of comprehensive income/ loss and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings and is presented in Interest and finance costs. The change in the fair value of the interest rate derivative instruments that did not qualify for hedge accounting is recorded in Gain / (loss) on derivative instruments, net.

During the year ended December 31, 2024, the Company terminated the interest rate cap related to the loans discussed in Notes 7.1, 7.2, 7.3 and 7.7 and received the aggregate amount of $4,694, which is included in Gain/ (loss) on derivative instruments, net in the accompanying predecessor combined carve-out statement of operations.

During the year ended December 31, 2023, the Company terminated the interest rate caps related among others to the loans discussed in Notes 7.1 and 7.2 and received the aggregate amount of $5,960, which is included in Gain / (Loss) on derivative instruments, net in the accompanying 2023 predecessor combined carve-out statement of operations.

As of December 31, 2024, the Company did not hold any interest rate caps.

(b) Interest rate caps that do not meet the criteria for hedge accounting: As of December 31, 2024, the Company did not hold any interest rate caps.

(c) Forward Freight Agreements (“FFAs”), Bunker swap agreements and EUA futures: As of December 31, 2024, the Company had a series of bunker swap agreements, none of which qualify for hedge accounting. Following ASC 815 provisions and on the basis that enforceable master netting arrangement exists, the Company adopted net presentation for the assets and liabilities of these instruments. The fair value of these derivatives outstanding as of December 31, 2024 amounted to a net liability of $447.

As of December 31, 2024, the Company had a series of EUA futures, none of which qualify for hedge accounting. The fair value of these derivatives outstanding as of December 31, 2024 amounted to an asset of $307.

As of December 31, 2024, the Company had a series of FFAs, none of which qualify for hedge accounting. The fair value of these derivatives outstanding as of December 31, 2024 amounted to a net liability of $19,155. Following ASC 815 provisions and on the basis that enforceable master netting arrangement exists, the Company adopted net presentation for the assets and liabilities of these instruments. As of December 31, 2024, the Company deposited cash collateral related to its FFA derivative instruments, bunker swaps and EUA futures of $45,221, which is recorded within margin deposits in the accompanying predecessor combined carve-out balance sheet. The amount of collateral to be posted is defined in the terms of the respective agreements executed with counterparties and is required when the agreed upon threshold limits are exceeded.

COSTAMARE BULKERS HOLDINGS LIMITED PREDECESSOR
Notes to Combined Carve-out Financial Statements
For the years ended December 31, 2023 and 2024 and the period from January 1, 2025 to May 6, 2025
(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

The following tables present, as of December 31, 2024, gross and net derivative assets and liabilities by contract type:

As of December 31, 2024
	Derivatives	Derivatives
	Assets - Current	Assets - Non-Current
FFAs*	$8,590	$120
Bunker swaps	37	-
Bunker swaps*	304	-
EUA Futures	160	147
Total gross derivative contracts	$9,091	$267

Amounts offset
Counterparty netting*	(8,894)	(120)
Total derivative assets, December 31, 2024	$197	$147
	Derivatives Liabilities - Current	Derivatives Liabilities - Non-Current
FFAs*	$(22,653)	$(5,212)
Bunker swaps	(308)	(15)
Bunker swaps*	(398)	(67)
Total gross derivative contracts	$(23,359)	$(5,294)

Amounts offset
Counterparty netting*	8,894	120
Total derivative liabilities, December 31, 2024	$(14,465)	$(5,174)

*The Company has adopted net presentation for assets and liabilities related to FFA derivative instruments and bunker swaps.

The Effect of Derivative Instruments for the years ended December 31, 2023 and 2024 and the period from January 1, 2025 to May 6, 2025
Derivatives in ASC 815 Cash Flow Hedging Relationships
	Amount of Gain / (Loss) Recognized in Accumulated OCI on Derivative
	For the year ended December 31, 2023	For the year ended December 31, 2024	For the period from January 1, 2025 to May 6, 2025
Interest rate caps (included component)	$3,124	$2,417	$-
Interest rate caps (excluded component) (1)	(4,883)	(1,065)	-
Reclassification to Interest and finance costs	(4,989)	(4,231)	-
Reclassification of amount excluded from the interest rate caps assessment of hedge effectiveness based on an amortization approach to Interest and finance costs	1,661	1,975	-
Total	$(5,087)	$(904)	$-
(1)	Excluded component represents interest rate caps instruments time value.

COSTAMARE BULKERS HOLDINGS LIMITED PREDECESSOR
Notes to Combined Carve-out Financial Statements
For the years ended December 31, 2023 and 2024 and the period from January 1, 2025 to May 6, 2025
(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)
Derivatives Not Designated as Hedging Instruments under ASC 815
	Location of Gain / (Loss) Recognized in Gain / (loss) on derivative instruments, net	Amount of Gain / (Loss) Recognized in Gain / (loss) on derivative instruments, net
		For the year ended December 31, 2023	For the year ended December 31, 2024	For the period from January 1, 2025 to May 6, 2025
Interest rate caps	Gain / (loss) on derivative instruments, net	$2,511	$568	$-
Forward Freight Agreements	Gain / (loss) on derivative instruments, net	5,421	(47,684)	373
Bunker swap agreements	Gain / (loss) on derivative instruments, net	(1,491)	3,825	(1,061)
EUA Futures	Gain / (loss) on derivative instruments, net	-	276	(22)
Forward currency contracts	Gain / (loss) on derivative instruments, net	(26)	-	-
Total		$6,415	$(43,015)	$(710)

14. Financial Instruments:

(a) Interest rate risk: The Company’s interest rates and loan repayment terms are described in Note 7.

(b) Concentration of credit risk: Financial instruments which potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents, margin deposits, accounts receivable, net (included in current and non-current assets), due from related parties and derivative contracts (interest rate caps, FFAs, bunkers swap agreements and EUA futures). The Company places its cash and cash equivalents, consisting mostly of deposits, with established financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions. The Company is exposed to credit risk in the event of non-performance by the counterparties to its derivative instruments; however, the Company limits its exposure by diversifying among counterparties with high credit ratings and/or clearing certain of its derivative contracts via established clearing houses. The Company also limits its accounts receivable credit risk by performing ongoing credit evaluations of its customers’ financial condition. The Company receives charter hires in advance and thus generally does not require collateral for its accounts receivable. In addition, the Company follows standardized established policies which include monitoring of the counterparties’ financial performance, debt covenants (including vessels values), and shipping industry trends.

(c) Fair value: The carrying amounts reflected in the accompanying predecessor combined carve-out balance sheet of cash and cash equivalents, restricted cash, accounts receivable, net, margin deposits, accounts payable, due from/ to related parties and related party loans, approximate their respective fair values due to the short maturity of these instruments. The fair value of long-term bank loans with variable interest rates approximates the recorded values, generally due to their variable interest rates. The fair value of the interest rate cap agreements, the FFAs, the bunker swap agreements and EUA Futures discussed in Note 13 are determined through Level 2 of the fair value hierarchy as defined in FASB guidance for Fair Value Measurements and are derived principally from publicly available market data.

The fair value of the forward freight agreements, the EUA futures and bunker swap agreements discussed in Note 13(c) determined through Level 2 of the fair value hierarchy as of December 31, 2024, amounted to a net liability of $19,295.

COSTAMARE BULKERS HOLDINGS LIMITED PREDECESSOR
Notes to Combined Carve-out Financial Statements
For the years ended December 31, 2023 and 2024 and the period from January 1, 2025 to May 6, 2025
(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

The following tables summarize the hierarchy for determining and disclosing the fair value of assets and liabilities by valuation technique on a recurring basis as of the valuation date:

	December 31, 2024	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
Recurring measurements:
EUA futures-asset position	$307	$-	$307	$-
Forward Freight Agreements-liability position	(19,155)	-	(19,155)	-
Bunker swap agreements-asset position	37	-	37	-
Bunker swap agreements-liability position	(484)	-	(484)	-
Total	$(19,295)	$-	$(19,295)	$-

Assets measured at fair value on a non-recurring basis:

In the course of Held for sale classification of the vessel Resource that took place on  April 22, 2025, the Company performed fair value measurements of the vessel amounting to $7,801, determined using Level 2 inputs within the fair value hierarchy (Note 5). In addition, in the course of Held for sale classification of the vessels Konstantinos and Progress that took place in December 2023, the Company performed fair value measurements of these vessels amounting to $20,790 determined using Level 2 inputs within the fair value hierarchy (Note 5).

During the period from January 1, 2025 to May 6, 2025, the Company recorded an impairment loss in relation to one of its dry bulk vessels in the amount of $179 (Note 5). As of March 31, 2025, the fair value of the vessel amounting to $10,750 was determined through Level 2 input of the fair value hierarchy. During the year ended December 31, 2023, the Company recorded an impairment loss in relation to two of its dry bulk vessels in the amount of $434 (Note 5). As of September 30, 2023 and December 31, 2023, the fair value of these vessels amounting to $14,000 and $10,250, respectively, was determined through Level 2 inputs of the fair value hierarchy.

15. Comprehensive Income / (Loss):

During the year ended December 31, 2023, Accumulated other comprehensive income decreased with net loss of $5,087 relating to (i) the change of the fair value of derivatives that qualify for hedge accounting (loss of $1,759), plus the settlements to net income of derivatives that qualify for hedge accounting (loss of $4,989) and (ii) reclassification of amount excluded from the interest rate caps assessment of hedge effectiveness based on an amortization approach to Interest and finance costs (gain of $1,661).

During the year ended December 31, 2024, Accumulated other comprehensive loss increased with net losses of $904 relating to (i) the change of the fair value of derivatives that qualify for hedge accounting (gain of $1,352), plus the settlements to net income of derivatives that qualify for hedge accounting (loss of $4,231) and (ii) reclassification of amount excluded from the interest rate caps assessment of hedge effectiveness based on an amortization approach to Interest and finance costs (gain of $1,975).

During the period from January 1, 2025 to May 6, 2025, there was no movement in Accumulated other comprehensive income/ (loss).

16. Subsequent Events:

(a)

Vessel acquisition: (i) On June 6, 2025, the Company agreed to acquire the 2012-built, 176,387 DWT capacity dry bulk vessel Imperator (ex. Imperator Australis). On July 14, 2025, the Company took delivery of the vessel. (ii) On July 23, 2025, the Company agreed to acquire the 2005-built, 76,498 DWT capacity secondhand dry bulk vessel Gorgo (ex. Gorgoypikoos), which was delivered on July 29, 2025. (iii) On February 4, 2026, the Company signed an agreement for the acquisition of the 2018-built, 60,297 DWT capacity secondhand dry bulk vessel, Koushun, which is expected to be delivered within the first or the second quarter of 2026.

(b)

Vessel sales: (i) On May 13, 2025, pursuant to the Memorandum of Agreement dated April 22, 2025 (Note 7), the vessel Resource was delivered to her new owners. (ii) On June 18, 2025, the Company agreed to sell the 2010-built, 58,018 DWT capacity dry-bulk vessel Pythias. On July 11, 2025, the vessel was delivered to her new owners. (iii) On June 23, 2025, the Company agreed to sell the 2011-built, 35,995 DWT capacity dry-bulk vessel Bernis. On August 8, 2025, the vessel was delivered to her new owners. (iv) On July 23, 2025, concurrently with the agreement to buy the Gorgo, the Company agreed to sell the dry bulk vessels Acuity, Verity, Equity and Parity which were delivered to their new owners during the third and fourth quarters of 2025. (v) On August 1, 2025, the Company agreed to sell the dry bulk vessel Gorgo (Note 16(a)(ii)), which was delivered to her new owners on September 2, 2025. (vi) On January 15, 2026, the Company agreed to sell the dry bulk vessel Miracle, which was delivered to her new owners on March 30, 2026. (vii) On January 26, 2026, the Company agreed to sell the dry bulk vessel Clara, which was delivered to her new owners on February 12, 2026.

(c)

Drawdowns of loan facilities: On July 9, 2025, the Company drew down the amount of $15,300 related to the loan agreement discussed in Note 7.14 in order to finance the acquisition of the secondhand dry bulk vessel Imperator (Notes 5 and 16(a)(i)).

(d)

Loan prepayments: (i) On June 30, 2025, pursuant to the sale of the dry bulk vessel Pythias (Note 16(b)(ii)), the Company prepaid the amount of $1,231 related to the term loan discussed in Note 7.13. (ii) On July 24, 2025, pursuant to the sale of the dry bulk vessel Bernis (Note 16(b)(iii)), the Company prepaid the amount of $4,137.5 related to the term loan discussed in Note 7.12. (iii) On August 12, 2025, pursuant to the sale of the dry bulk vessel Equity (Note 16(b)(iv)), the Company prepaid the amount of $3,405.9 related to the term loan discussed in Note 7.10. (iv) On September 2, 2025 pursuant to the sale of the dry bulk vessel Acuity Note 16(b)(iv), the Company prepaid the amount of $1,222.9 related to the term loan discussed in Note 7.12. (v) On September 12, 2025 pursuant to the sale of the dry bulk vessels Verity and Parity (Note 16(b)(iv)), the Company prepaid the amount of $10,360.6 related to the term loan discussed in Note 7.12. (vi) On February 6, 2026, pursuant to the sale of the vessel Clara (Note 16(b)(vii), the Company prepaid the amount of $3,458 related to the term loan discussed in Note 7.10. (vii) On March 4, 2026 pursuant to the sale of the vessel Miracle (Note 16(b)(vi), the Company prepaid the amount of $7,273 related to the term loan discussed in Note 7.10.

(e)

Middle East conflict: On February 28, 2026, U.S.-Israeli strikes on Iran and Iran’s subsequent regional retaliation sharply destabilized the Middle East, creating the potential for significant disruptions across the shipping industry. The potential implications of these subsequent events on future periods cannot be reliably estimated based on currently available information.